     As filed with the Securities and Exchange Commission on July 26, 2006
                                                File Nos. 333-134457; 811-21892


================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4


     Registration Statement Under The Securities Act of 1933                      [_]
                          Pre-Effective Amendment No. 1                           [X]
                          Post-Effective Amendment No.                            [_]

                             and/or

  Registration Statement Under the Investment Company Act of 1940                 [_]
                         Amendment No. 1                                          [X]
                (Check Appropriate Box or Boxes)


                 Genworth Life & Annuity VA Separate Account 2
                          (Exact Name of Registrant)
                  Genworth Life and Annuity Insurance Company
                              (Name of Depositor)

                 6610 W. Broad Street Richmond, Virginia 23230
         (Address of Depositor's Principal Executive Office, Zip Code)

                                (804) 281-6000
              (Depositor's Telephone Number, including Area Code)

                             Heather Harker, Esq.
                 Vice President and Associate General Counsel
                  Genworth Life and Annuity Insurance Company
                             6610 W. Broad Street
                           Richmond, Virginia 23230
                    (Name and Address of Agent for Service)

          -------------------------------------------------

Approximate Date of Proposed Public Offering:   As soon as practicable after
the effective date of this Registration Statement.

Title of Securities Being Registered: Flexible Purchase Payment Variable Deferred Annuity Contracts

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                 Genworth Life & Annuity VA Separate Account 2
                                Prospectus For
         Flexible Purchase Payment Variable Deferred Annuity Contract
                                Form P1165 4/05

                                  Issued by:
                  Genworth Life and Annuity Insurance Company
                                 Home Office:
                            6610 West Broad Street
                           Richmond, Virginia 23230
                           Telephone: (800) 352-9910

--------------------------------------------------------------------------------

This prospectus describes flexible purchase payment variable deferred annuity contracts (the "contracts") for individuals and certain qualified and non-qualified retirement plans. Genworth Life and Annuity Insurance Company (the "Company," "we," "us," or "our") issues the contract.

This prospectus gives details about the contract, Genworth Life & Annuity VA Separate Account 2 (the "Separate Account") and our Guarantee Account that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

The contract offers you the accumulation of Contract Value and the payment of periodic annuity benefits. We may pay these benefits on a variable or fixed basis.

You may allocate your purchase payments to the Separate Account, the Guarantee Account, or both. Each Subaccount of the Separate Account invests in shares of Portfolios of the Funds listed below:
AIM Variable Insurance Funds:
  AIM V.I. Basic Value Fund -- Series II shares
  AIM V.I. Capital Appreciation Fund -- Series I shares
  AIM V.I. Core Equity Fund -- Series I shares
  AIM V.I. International Growth Fund --Series II shares

AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Global Technology Portfolio -- Class B AllianceBernstein Growth and Income Portfolio -- Class B AllianceBernstein International Value Portfolio -- Class B AllianceBernstein Large Cap Growth Portfolio -- Class B AllianceBernstein Small Cap Growth Portfolio -- Class B

American Century Variable Portfolios II, Inc.:
  VP Inflation Protection Fund -- Class II

Columbia Funds Variable Insurance Trust I:
  Columbia Marsico Growth Fund, Variable Series
  Columbia Marsico International Opportunities Fund, Variable Series

Eaton Vance Variable Trust:
  VT Floating-Rate Income Fund
  VT Worldwide Health Sciences Fund

Evergreen Variable Annuity Trust:
  Evergreen VA Omega Fund -- Class 2

FAM Variable Series Funds, Inc.:
  Mercury Basic Value V.I. Fund -- Class III Shares
  Mercury Global Allocation V.I. Fund -- Class III Shares
  Mercury Large Cap Growth V.I. Fund -- Class III Shares
  Mercury Value Opportunities V.I. Fund -- Class III Shares

Federated Insurance Series:

  Federated High Income Bond Fund II -- Service Shares

  Federated Kaufmann Fund II -- Service Shares

Fidelity(R) Variable Insurance Products Fund:
  VIP Balanced Portfolio -- Service Class 2
  VIP Contrafund(R) Portfolio -- Service Class 2
  VIP Dynamic Capital Appreciation Portfolio -- Service Class 2
  VIP Equity-Income Portfolio -- Service Class 2
  VIP Growth Portfolio -- Service Class 2
  VIP Growth & Income Portfolio -- Service Class 2
  VIP Mid Cap Portfolio -- Service Class 2
  VIP Value Strategies Portfolio -- Service Class 2

Franklin Templeton Variable Insurance Products Trust:
  Franklin Income Securities Fund -- Class 2 Shares
  Mutual Shares Securities Fund -- Class 2 Shares
  Templeton Growth Securities Fund -- Class 2 Shares

GE Investments Funds, Inc.:
  Income Fund
  Mid-Cap Equity Fund
  Money Market Fund
  Premier Growth Equity Fund
  Real Estate Securities Fund
  S&P 500(R) Index Fund
  Small-Cap Equity Fund
  Total Return Fund -- Class 3 Shares
  U.S. Equity Fund
  Value Equity Fund

Janus Aspen Series:
  Balanced Portfolio -- Service Shares
  Forty Portfolio -- Service Shares

Legg Mason Partners Variable Portfolios I, Inc.:
  Legg Mason Partners Variable All Cap Portfolio --Class II
  Legg Mason Partners Variable Total Return Portfolio -- Class II

Legg Mason Partners Variable Portfolios II:
  Legg Mason Partners Variable Aggressive Growth Fund -- Class II

MFS(R) Variable Insurance Trust:
  MFS(R) Investors Growth Stock Series -- Service Class Shares
  MFS(R) Investors Trust Series -- Service Class Shares
  MFS(R) Total Return Series -- Service Class Shares
  MFS(R) Utilities Series -- Service Class Shares

Oppenheimer Variable Account Funds:
  Oppenheimer Balanced Fund/VA -- Service Shares
  Oppenheimer Capital Appreciation Fund/VA -- Service Shares
  Oppenheimer Global Securities Fund/VA -- Service Shares
  Oppenheimer Main Street Fund/VA -- Service Shares
  Oppenheimer Main Street Small Cap Fund/VA --Service Shares
  Oppenheimer MidCap Fund/VA -- Service Shares

PIMCO Variable Insurance Trust:
  All Asset Portfolio -- Advisor Class Shares

  High Yield Portfolio -- Administrative Class Shares

  Long-Term U.S. Government Portfolio --Administrative Class Shares Low Duration Portfolio -- Administrative Class Shares
  Total Return Portfolio -- Administrative Class Shares

The Prudential Series Fund:
  Jennison Portfolio -- Class II
  Jennison 20/20 Focus Portfolio -- Class II
  Natural Resources Portfolio -- Class II

Van Kampen Life Investment Trust:
  Comstock Portfolio -- Class II Shares
  Emerging Growth Portfolio -- Class II Shares

Not all of these Portfolios may be available in all states.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Your contract:

   . Is NOT a bank deposit

   . Is NOT FDIC insured

   . Is NOT insured or endorsed by a bank or any federal government agency

   . Is NOT available in every state

   . MAY go down in value

Except for amounts in the Guarantee Account, both the value of a contract before the Annuity Commencement Date and the amount of monthly income afterwards will depend upon the investment performance of the Portfolio(s) you select. You bear the investment risk of investing in the Portfolios.

This product has optional benefits, for an additional charge, available to contract owners. Not all benefits may be available in all states. Please note that some optional benefits may have requirements that differ from or are in addition to the base contract. Before deciding to invest in an optional benefit, you should weigh its costs and benefits with the possibility that, had you not purchased the optional benefit, your Contract Value may have been higher.


These contracts are also offered to customers of Raymond James Financial, Inc. and its subsidiaries. Raymond James Financial, Inc. is not responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of the Company.

A Statement of Additional Information, dated July 31, 2006, which contains additional information about the contract has been filed with the SEC and is incorporated by reference into this prospectus. A table of contents for the Statement of Additional Information appears on the last page of this prospectus. If you would like a free copy of the Statement of Additional Information call us at:


                                (800) 352-9910;

                                or write us at:

                            6610 West Broad Street
                           Richmond, Virginia 23230

The Statement of Additional Information and other material incorporated by reference can be found on the SEC's website at:

                                  www.sec.gov

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.


The date of this prospectus is July 31, 2006.

Table of Contents


                Definitions.................................................  8

                Fee Tables.................................................. 11
                   Examples................................................. 13

                Synopsis.................................................... 15

                Condensed Financial Information............................. 22

                Investment Results.......................................... 22

                Financial Statements........................................ 23

                The Company................................................. 23

                The Separate Account........................................ 24
                   The Portfolios........................................... 24
                   Subaccounts.............................................. 25
                   Voting Rights............................................ 35
                   Asset Allocation Program................................. 35

                The Guarantee Account....................................... 44

                Charges and Other Deductions................................ 46
                   Transaction Expenses..................................... 47
                   Deductions from the Separate Account..................... 49
                   Charges for the Living Benefit Rider Options............. 49
                   Charges for the Death Benefit Rider Options.............. 51
                   Other Charges............................................ 52

                The Contract................................................ 54
                   Purchase of the Contract................................. 54
                   Ownership................................................ 55
                   Assignment............................................... 56
                   Purchase Payments........................................ 57
                   Valuation Day and Valuation Period....................... 58
                   Allocation of Purchase Payments.......................... 58
                   Valuation of Accumulation Units.......................... 59

                Transfers................................................... 60
                   Transfers Before the Annuity Commencement Date........... 60
                   Transfers from the Guarantee Account to the Subaccounts.. 60
                   Transfers from the Subaccounts to the Guarantee Account.. 60
                   Transfers Among the Subaccounts.......................... 61
                   Telephone/Internet Transactions.......................... 63
                   Confirmation of Transactions............................. 64
                   Special Note on Reliability.............................. 64

                   Transfers by Third Parties...............................  64
                   Special Note on Frequent Transfers.......................  65
                   Dollar Cost Averaging Program............................  68
                   Portfolio Rebalancing Program............................  69
                   Guarantee Account Interest Sweep Program.................  70

                Surrenders and Partial Withdrawals..........................  72
                   Surrenders and Partial Withdrawals.......................  72
                   Restrictions on Distributions from Certain Contracts.....  73
                   Systematic Withdrawal Program............................  74
                   Guaranteed Minimum Withdrawal Benefit Rider Options......  75

                The Death Benefit...........................................  95
                   Distribution Provisions Upon Death of Owner or Joint
                     Owner..................................................  95
                   Death Benefit at Death of any Annuitant Before Annuity
                     Commencement Date......................................  95
                   Basic Death Benefit......................................  96
                   Annual Step-Up Death Benefit Rider.......................  96
                   5% Rollup Death Benefit Rider............................  98
                   Earnings Protector Death Benefit Rider...................  99
                   The Earnings Protector and Greater of Annual Step-Up and
                     5% Rollup Death Benefit Rider.......................... 101
                   Termination of Death Benefit Rider Options When Contract
                     Assigned or Sold....................................... 102
                   How to Claim Proceeds and/or Death Benefit Payments...... 102
                   Distribution Rules When Death Occurs Before Income
                     Payments Begin......................................... 104
                   Distribution Rules When Death Occurs After Income
                     Payments Begin......................................... 104

                Income Payments............................................. 105
                   Income Payments and the Annuity Commencement Date........ 105
                   Optional Payment Plans................................... 108
                   Variable Income Payments................................. 110
                   Transfers After the Annuity Commencement Date............ 110
                   Guaranteed Income Rider.................................. 111
                   Payment Protection with Commutation Immediate and
                     Deferred Variable Annuity Rider........................ 122

                Tax Matters................................................. 137
                   Introduction............................................. 137
                   Taxation of Non-Qualified Contracts...................... 137
                   Section 1035 Exchanges................................... 142
                   Qualified Retirement Plans............................... 142
                   Federal Income Tax Withholding........................... 148
                   State Income Tax Withholding............................. 148
                   Tax Status of the Company................................ 148
                   Changes in the Law....................................... 148


                Requesting Payments......................................... 149

                Sale of the Contracts....................................... 151

                Additional Information...................................... 154
                   Owner Questions.......................................... 154
                   Return Privilege......................................... 154
                   State Regulation......................................... 154
                   Evidence of Death, Age, Gender, Marital Status or
                     Survival............................................... 154
                   Records and Reports...................................... 154
                   Other Information........................................ 155
                   Legal Proceedings........................................ 155

                Appendix A -- Examples of the Available Death Benefits...... A-1


Table of Contents for Statement of Additional Information

Definitions

                      The following terms are used throughout the prospectus:

                      Accumulation Unit -- An accounting unit of measure we use to calculate the value in each Subaccount and the Separate Account before income payments commence.

                      Annuitant/Joint Annuitant -- The person(s) named in the contract upon whose age and, where appropriate, gender, we determine monthly income payments.

                      Annuity Commencement Date -- The date on which your income payments will commence, if any Annuitant is living on that date. The Annuity Commencement Date is stated on your contract, unless changed by you in writing in a form acceptable to us.

                      Annuity Unit -- An accounting unit of measure we use to calculate the amount of the second and each subsequent variable income payment.

                      Asset Allocation Model -- A component of the Investment Strategy for the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider and the Guaranteed Minimum Withdrawal Benefit Rider Options.

                      Benefit Date -- For the Guaranteed Minimum Withdrawal Benefit Rider Options, the date that will be the later of the Contract Date and the Valuation Day of the most recent reset.

                      Benefit Year -- For the Guaranteed Minimum Withdrawal Benefit Rider Options, each one-year period following the Benefit Date and each anniversary of that date.

                      Code -- The Internal Revenue Code of 1986, as amended.

                      Contract Date -- The date we issue your contract and your contract becomes effective. Your Contract Date is shown in your contract. We use the Contract Date to determine contract years and anniversaries.

                      Contract Value -- The total value of all your Accumulation Units in the Subaccounts and any amounts you hold in the Guarantee Account.

                      Designated Subaccounts -- The Subaccounts available under the Investment Strategy for the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider and the Guaranteed Minimum Withdrawal Benefit Rider Options.

                      Fund -- Any open-end management investment company or any unit investment trust in which the Separate Account invests.

                      General Account -- Assets of the Company other than those allocated to Genworth Life & Annuity VA Separate Account 2 or any other segregated asset account of the Company.

                      GIS Subaccount -- A division of the Separate Account that invests exclusively in shares of the GE Investments Funds, Inc. -- Total Return Fund. This Subaccount is only available when the Guaranteed Income Rider is elected at the time of application. Purchase payments may not be made directly to the GIS Subaccount. Allocations must be made pursuant to scheduled transfers from other Subaccounts in which you have allocated assets.

                      Gross Withdrawal -- For the Guaranteed Minimum Withdrawal Benefit for Life Rider, an amount withdrawn from Contract Value, including any surrender charge, any taxes withheld and any premium taxes assessed.

                      Guarantee Account -- Part of our General Account that provides a guaranteed interest rate for a specified interest rate guarantee period. This account is not part of and does not depend on the investment performance of the Separate Account.

                      Home Office -- Our office at 6610 West Broad Street, Richmond, Virginia 23230.

                      Income Start Date -- For the Guaranteed Income Rider, the date income payments begin from one or more segments pursuant to the terms of the Guaranteed Income Rider.

                      Investment Strategy -- The Designated Subaccounts and/or Asset Allocation Model required for the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider and the Guaranteed Minimum Withdrawal Benefit Rider Options. The Investment Strategy is required in order to receive the full benefits available under these rider options.

                      Portfolio -- A series of a Fund, the assets of which are separated from other Portfolios that may be available in the Fund. Each Portfolio has its own investment objective. Not all Portfolios may be available in all states.

                      Rider Death Benefit -- The death benefit payable under the Guaranteed Minimum Withdrawal Benefit for Life Rider.

                      Separate Account -- Genworth Life & Annuity VA Separate Account 2, a separate investment account we established to receive Subaccount allocations. The Separate Account is divided into Subaccounts, each of which invests in shares of a separate Portfolio.

                      Subaccount -- A division of the Separate Account that invests exclusively in shares of a designated Portfolio. Not all Subaccounts may be available in all states. A Subaccount may be referred to as Investment Subdivision in your contract and/or marketing materials.

                      Surrender Value -- The value of your contract as of the date we receive your written request to surrender at our Home Office, less any applicable surrender charge, premium tax and any optional benefit charges.

                      Valuation Day -- Any day that the New York Stock Exchange is open for regular trading, except for days on which a Portfolio does not value its shares.

                      Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

                      Withdrawal Base -- The amount used to establish the Withdrawal Limit for benefits provided under the Guaranteed Minimum Withdrawal Benefit Rider Options.

                      Withdrawal Factor -- The percentage used to establish the Withdrawal Limit for benefits provided under the Guaranteed Minimum Withdrawal Benefit Rider Options.

                      Withdrawal Limit -- The total amount that you may withdraw in a Benefit Year without reducing the benefit provided under the Guaranteed Minimum Withdrawal Benefit Rider Options.

Fee Tables

                      The following tables describe fees and expenses that you will pay when buying, owning or partially withdrawing assets or fully surrendering the contract. The first table describes the fees and expenses that you will pay when you buy the contract, take a partial withdrawal, fully surrender your contract, or transfer assets among the investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
------------------------------------------------------------------------------------------
Surrender Charge/1/ (as a percentage of purchase Number of Completed Surrender Charge as a
 payments withdrawn or surrendered)              Years Since We      Percentage of the
                                                 Received the        Purchase Payment
                                                 Purchase Payment    Withdrawn or
                                                                     Surrendered
                                                 -----------------------------------------
                                                          0                   6%
                                                          1                   6%
                                                          2                   6%
                                                          3                   6%
                                                          4                   5%
                                                          5                   4%
                                                          6                   3%
                                                          7                   0%
------------------------------------------------------------------------------------------
               Transfer Charge                                   $10.00/2/
------------------------------------------------------------------------------------------

                     /1 /You may withdraw an amount equal to the greater of 10%
                        of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge. We will deduct amounts surrendered first from purchase payments in the contract and then from any gain earned. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. The surrender charge will be taken from the amount withdrawn unless otherwise requested.

                        If you purchase the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, after the Annuity Commencement Date you may request to terminate your contract and the rider and (assuming the right to cancel period has ended) receive the commuted value of your income payments in a lump sum (the "commutation value"). In calculating the commutation value, we assess a commutation charge. The amount of the commutation charge will be the surrender charge that would otherwise apply under the contract, in accordance with the surrender charge schedule.

                     /2 /We currently do not assess a transfer charge. However, we reserve the right to assess a transfer charge for each transfer among the Subaccounts after the twelfth transfer in a calendar year.

                      The next table describes the fees and expenses that you will pay periodically during the time you own the contract, not including Portfolio fees and expenses.

           Periodic Charges Other Than Portfolio Expenses
           ---------------------------------------------------------------------------
           Annual Contract Maintenance Charge                           $25.00/1/
           ---------------------------------------------------------------------------
           Separate Account Annual Expenses
            (as a percentage of your average daily net assets in the Separate Account)
           ---------------------------------------------------------------------------
             Mortality and Expense Risk Charge                            1.00%
           ---------------------------------------------------------------------------
             Administrative Expense Charge                                0.15%
           ---------------------------------------------------------------------------
             Joint Annuitant Charge/2/                                    0.20%
           ---------------------------------------------------------------------------

Living Benefit Rider Options/3/
 (as a percentage of your average daily net assets in the Separate Account)
--------------------------------------------------------------------------------------------
                                                           Current Charge  Maximum Charge/4/
                                                           ---------------------------------
  Guaranteed Minimum Withdrawal Benefit Rider                   0.50%           1.00%
--------------------------------------------------------------------------------------------
  Guaranteed Minimum Withdrawal Benefit for Life Rider
    Single Annuitant Contract                                   0.60%           2.00%
                                                           ---------------------------------
    Joint Annuitant Contract                                    0.75%           2.00%
--------------------------------------------------------------------------------------------
  Guaranteed Income Rider                                       0.50%           0.50%
--------------------------------------------------------------------------------------------
  Payment Protection with Commutation Immediate and
   Deferred Variable Annuity Rider
    Single Annuitant Contract                                   0.50%           1.25%
                                                           ---------------------------------
    Joint Annuitant Contract                                    0.65%           1.25%
--------------------------------------------------------------------------------------------
Death Benefit Rider Options/5/
 (as a percentage of your Contract Value at the time the charge is taken)/6/
--------------------------------------------------------------------------------------------
                                                           Current Charge  Maximum Charge/4/
                                                           ---------------------------------
  Annual Step-Up Death Benefit Rider                            0.20%           0.20%
--------------------------------------------------------------------------------------------
  5% Rollup Death Benefit Rider                                 0.30%           0.30%
--------------------------------------------------------------------------------------------
  Earnings Protector Death Benefit Rider                        0.30%           0.30%
--------------------------------------------------------------------------------------------
  Earnings Protector and Greater of Annual Step-Up and 5%
   Rollup Death Benefit Rider                                   0.70%           0.70%
--------------------------------------------------------------------------------------------
                                                           Current Charges Maximum Charges
                                                           ---------------------------------
Maximum Total Separate Account Annual Expenses/7/               2.70%           3.35%
--------------------------------------------------------------------------------------------

                     /1 /This charge is taken on each contract anniversary and
                        at the time the contract is surrendered. We will not assess this charge if your Contract Value is $40,000 or more at the time the charge is assessed.

                     /2 /The Joint Annuitant charge is assessed only when a
                        Joint Annuitant is added to the contract and the contract becomes a Joint Annuitant contract. The Joint Annuitant charge will terminate if the contract becomes a single Annuitant contract due to the death of an Annuitant. The Joint Annuitant charge will apply even if you elect the Guaranteed Minimum Withdrawal Benefit for Life Rider or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider as a Joint Annuitant contract.

                     /3 /None of the living benefit rider options may be
                        elected together or in any combination. Only one may be elected and must be elected at the time of application. The riders may not be available in all states. We reserve the right to discontinue offering these riders at any time and for any reason.

                     /4 /The maximum charge reflects the charge that the rider
                        is guaranteed never to exceed.

                     /5 /None of the death benefit rider options are available
                        with the Guaranteed Minimum Withdrawal Benefit for Life Rider.

                        You may purchase the Earnings Protector Death Benefit Rider with either the Annual Step-Up Death Benefit Rider or the 5% Rollup Death Benefit Rider. You may not, however, purchase the Annual Step-Up Death Benefit Rider and the 5% Rollup Death Benefit Rider together or in any combination.

                     /6 /All charges for the death benefit rider options are
                        taken in arrears on each contract anniversary and at the time the contract is surrendered.

                     /7 /The Maximum Total Separate Account Annual Expenses for
                        the current charges assume that the owner elects the Earnings Protector and Greater of Annual Step-Up and 5% Rollup Death Benefit Rider and the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider as a Joint Annuitant contract. The Maximum Total Separate Account Annual Expenses for the maximum charges assume that the owner elects the Guaranteed Minimum Withdrawal Benefit for Life Rider as a Joint Annuitant contract. If another combination of optional benefits is elected, or if no optional benefit is elected, the total Separate Account annual expenses would be lower.

                      For information concerning compensation paid for the sale of the contract, see the "Sale of the Contracts" provision of the prospectus.

                      The next item shows the minimum and maximum total annual operating expenses charged by the Portfolios that you may pay periodically during the time that you own the contract. These are expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

                       Annual Portfolio Expenses/1/              Minimum Maximum
                       ---------------------------------------------------------
                       Total Annual Portfolio Operating Expenses
                        (before fee waivers or reimbursements)    0.40%   2.51%
                       ---------------------------------------------------------

                     /1 /Expenses are shown as a percentage of Portfolio
                        average daily net assets as of December 31, 2005. The range of expenses above does not show the effect of any fee waiver or expense reimbursement arrangements. The advisers and/or other service providers of certain Portfolios have agreed to waive their fees and/or reimburse the Portfolios' expenses in order to keep the Portfolios' expenses below specified limits. In some cases, these expense limitations are contractual. In other cases, these expense limitations are voluntary and may be terminated at any time. The minimum and maximum Total Annual Portfolio Operating Expenses for all the Portfolios after all fee waivers and expense reimbursements are 0.40% and 1.75%, respectively. Please see the prospectus for each Portfolio for information regarding the expenses for each Portfolio, including fee reduction and/or expense reimbursement arrangements, if applicable.

EXAMPLES These Examples are intended to help you compare the costs of investing in the contract with the costs of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract and optional rider charges, and Portfolio fees and expenses.

                      The Examples show the dollar amount of expenses you would bear directly or indirectly if you:

                         . invested $10,000 in the contract for the time
                           periods indicated;

                         . earned a 5% annual return on your investment;

                         . elected the Guaranteed Minimum Withdrawal Benefit
                           for Life Rider; and

                         . surrendered your contract at the end of the stated
                           period.

                      Each Example assumes that the maximum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below. The Example does not include any taxes or tax penalties that may be assessed upon surrender of the contract.


                                                 1 Year 3 Years 5 Years 10 Years
                                                 ------ ------- ------- --------
                     Costs Based on Maximum
                       Annual Portfolio Expenses  $917  $1,686  $2,384   $4,263


                      The next Example uses the same assumptions as the prior Example, except that it assumes you decide to annuitize your contract or that you decide not to surrender your contract at the end of the stated time period.


                                                 1 Year 3 Years 5 Years 10 Years
                                                 ------ ------- ------- --------
                     Costs Based on Maximum
                       Annual Portfolio Expenses  $377  $1,146  $1,934   $3,993


                      Please remember that you are looking at Examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed. The Examples do not assume that any Portfolio expense waivers or fee reimbursement arrangements are in effect for the periods presented. The above Examples assume:

                         . Separate Account charges of 1.35% (deducted daily at
                           an effective annual rate of the assets in the Separate Account); and

                         . a maximum charge of 2.00% for the Guaranteed Minimum
                           Withdrawal Benefit for Life Rider (deducted daily at an effective annual rate of the assets in the Separate Account).

                      If the optional rider is not elected, or if the contract was a single Annuitant contract, the expense figures shown above would be lower.

Synopsis

                      What type of contract am I buying? The contract is an individual flexible purchase payment variable deferred annuity contract. We may issue it as a contract qualified ("Qualified Contract") under the Code, or as a contract that is not qualified under the Code ("Non-Qualified Contract"). Because this contract may be used with certain tax qualified retirement plans that offer their own tax deferral benefit, you should consider purchasing the contract for a reason other than tax deferral if you are purchasing this contract as a Qualified Contract. This prospectus only provides disclosure about the contract. Certain features described in this prospectus may vary from your contract. See "The Contract" provision of this prospectus.

                      How does the contract work? Once we approve your application, we will issue a contract to you. During the accumulation period, you can use your purchase payments to buy Accumulation Units in the Separate Account and purchase interest in the Guarantee Account. Should you decide to receive income payments (annuitize your contract or a portion thereof), we will convert all or a portion of the contract being annuitized from Accumulation Units to Annuity Units.

                      You can choose fixed or variable income payments, unless you are taking income payments from the GIS Subaccount(s) pursuant to the election of the Guaranteed Income Rider or you are taking income payments pursuant to the election of the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider. All income payments made from the GIS Subaccount(s) will be made in accordance with the terms of the Guaranteed Income Rider. All income payments made from the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider will be made in accordance with the terms of the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider. If you choose variable income payments, we will base each periodic income payment upon the number of Annuity Units to which you became entitled at the time you decide to annuitize and on the value of each unit on the date the payment is determined. See "The Contract," the "Income Payments -- Guaranteed Income Rider," and the "Income Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provisions of this prospectus. If only a portion of the contract is being annuitized, monthly income payments will be taxed as partial withdrawals, rather than income payments. See the "Tax Treatment of Guaranteed Income Rider."

                      What is the Separate Account? The Separate Account is a segregated asset account established under Virginia insurance law, and registered with the SEC as a unit investment trust. We allocate the assets of the Separate Account to one or more Subaccounts in accordance with your instructions. We do not charge the assets in the Separate Account with liabilities arising out of any other business we may conduct. Amounts you allocate to the Separate Account will reflect the investment performance of the Portfolios you select. You bear the risk of investment gain or loss with respect to amounts allocated to the Separate Account. See "The Separate Account" provision of this prospectus.

                      What are my variable investment choices? Through its Subaccounts, the Separate Account uses your purchase payments to purchase shares, at your direction, in one or more Portfolios. In turn, each Portfolio holds securities consistent with its own particular investment objective. See "The Separate Account" provision of this prospectus.

                      What is the Guarantee Account? We offer fixed investment choices through our Guarantee Account. The Guarantee Account is part of our General Account and pays interest at declared rates we guarantee for selected periods of time. We also guarantee the principal, after any deductions of applicable contract charges. Since the Guarantee Account is part of the General Account, we assume the risk of investment gain or loss on amounts allocated to it.

                      The Guarantee Account is not part of and does not depend on the investment performance of the Separate Account. You may transfer assets between the Guarantee Account and the Separate Account subject to certain restrictions. The Guarantee Account may not be available in all states. See "The Guarantee Account" and the "Transfers" provisions of this prospectus.


                      What charges are associated with this contract? Should you take a partial withdrawal or totally surrender your contract before your purchase payments have been in your contract for seven full years, we will assess a surrender charge ranging from 6% to 3%, depending upon how many full years those payments have been in the contract. If your purchase payments have been in your contract for seven full years, the surrender charge reduces to 0%.


                      For all contracts, we do not assess a surrender charge on any amounts withdrawn that represent gain. You may partially withdraw up to the greater of 10% of purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without being assessed a surrender charge. We will deduct amounts surrendered first from any purchase payments made and then from any gain in the contract. We do not assess a surrender charge on any amounts withdrawn that represent gain. We may also waive the surrender charge under certain conditions. See the "Surrender Charge" provision in this prospectus.

                      We assess annual contract charges in the aggregate at an effective annual rate of 1.15% against the daily net asset value of the Separate Account. These charges consist of a mortality and expense risk charge of 1.00% and an administrative expense charge of 0.15%. If the contract is a Joint Annuitant contract, we assess an additional Joint Annuitant charge at an effective annual rate of 0.20% against the daily net asset value of the Separate Account. We also charge for the optional riders and benefits. In addition, there is a $25 annual contract maintenance charge that we waive if the Contract Value is more than $40,000 at the time the charge is assessed. For a complete discussion of all charges associated with the contract, see the "Charges and Other Deductions" provision of this prospectus.


                      If your state assesses a premium tax with respect to your contract, then at the time your contract incurs the tax (or at such other time as we may choose), we will deduct those amounts from purchase payments or your Contract Value, as applicable. See the "Charges and Other Deductions" and "Deductions for Premium Taxes" provisions of this prospectus.

                      There are expenses associated with the Portfolios. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees and/or service share fees, if applicable. See the "Fee Tables" section in this prospectus. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio in connection with a transfer. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

                      We pay compensation to broker-dealers who distribute the contracts. For a discussion of this compensation, see the "Sale of the Contracts" provision of this prospectus.

                      We also offer other variable annuity contracts through the Separate Account (and our other separate accounts) that also invest in the same Portfolios (or many of the same) offered under the contract. These contracts have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these contracts, including a prospectus, contact your registered representative or call (800) 352-9910.

                      How much must I pay and how often? Subject to certain minimum and maximum payments, the amount and frequency of purchase payments are flexible. See "The
                      Contract -- Purchase Payments" provision of this prospectus.

                      How will my income payments be calculated? We will pay you a monthly income beginning on the Annuity Commencement Date (or the earlier of the Income Start Date and the Annuity Commencement Date if the Guaranteed Income Rider is elected at the time of application), provided any Annuitant is still living on that date. You may also decide to take income payments under one of the optional payment plans. We will base your initial payment on the Contract Value and other factors. See the "Income Payments" provision of this prospectus.

                      What happens if I die before the Annuity Commencement Date? Before the Annuity Commencement Date, if an owner or joint owner dies while the contract is in force, we will treat the designated beneficiary as the sole owner of the contract, subject to certain distribution rules. We may pay a death benefit to the designated beneficiary.

                      If an Annuitant dies before the Annuity Commencement Date and the owner and Annuitant are different individuals, the owner will become the new Annuitant or, if there are joint owners, the joint owners will become the new Annuitants.

                      If there are Joint Annuitants, an Annuitant dies before the Annuity Commencement Date, and the owner is a non-natural entity, the contract will become subject to the distribution rules described in this prospectus. If the owner is not a non-natural entity, the selected payment option will end and the Joint Annuitant charge will terminate.

                      Please see "The Death Benefit" provision of this prospectus. In addition, the terms of the living benefit rider options may modify the rules described in summary above. If you have elected one of these riders, please see the disclosure in this prospectus for the applicable rider for more information.

                      May I transfer assets among Subaccounts and to and from the Guarantee Account? You may transfer assets among the Subaccounts and you may transfer assets to and from the Guarantee Account. However, there are limitations imposed by your contract on both the number of transfers that may be made per calendar year, as well as limitations on transfer rights.

                      For transfers among the Subaccounts and transfers to the Subaccounts from the Guarantee Account, the minimum transfer amount is currently $100 or the entire balance in the Subaccount if the transfer will leave a balance of less than $100. See the "Transfers," "Income
                      Payments -- Transfers After the Annuity Commencement Date," "Income Payments -- Guaranteed Income Rider," and "The Guarantee Account" provisions of this prospectus. In addition, if you elect the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options, the benefits you receive under those riders may be reduced if, after a transfer, your assets are not allocated in accordance with the Investment Strategy as outlined in your rider. See the "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options" and "Income Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provisions of this prospectus.

                      May I surrender the contract or take partial withdrawals? Yes, subject to contract requirements and restrictions imposed under certain retirement plans.

                      If you surrender the contract or take a partial withdrawal, we may assess a surrender charge as discussed above. In addition, you may be subject to income tax and, if you are younger than age 59 1/2 at the time of the surrender or partial withdrawal, a 10% IRS penalty tax. A surrender or a partial withdrawal may also be subject to tax withholding. See the "Tax Matters" provision in this prospectus. A partial withdrawal may reduce the death benefit by the proportion that the partial withdrawal (including any applicable surrender charge and premium tax) reduces your Contract Value. See "The Death Benefit" provision in this prospectus. In addition, if you elect the Guaranteed Income Rider and you take a withdrawal from the GIS Subaccount(s), you will lose your right to make any additional scheduled transfers to that segment and your guaranteed income floor will be adjusted to reflect the withdrawal made. See the "Income Payments -- Guaranteed Income Rider" provision in this prospectus. If you elect one of the Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, partial withdrawals may affect the benefit you receive under that rider. See the "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options" and "Income Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provisions of this prospectus.

                      Do I get a free look at this contract? Yes. You have the right to return the contract to us at our Home Office at the address listed on page 1 of this prospectus, and have us cancel the contract within a certain number of days (usually 10 days from the date you receive the contract, but some states require different periods).

                      If you exercise this right, we will cancel the contract as of the Valuation Day we receive your request and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to the allocation to the Separate Account (and excluding any charges the Portfolios may have deducted) on or before the Valuation Day we received the returned contract. Or, if required by the law of your state, we will refund your purchase payments (less any withdrawals previously taken). See the "Return Privilege" provision of this prospectus for more information.

                      What optional benefits are available under this contract? We offer several optional benefits by rider under this contract. The riders may not be available in all states.

                      The "Living Benefit Rider Options." We provide four "living benefit rider options" under this contract. You may not purchase the riders together or in any combination.

                      We offer two Guaranteed Minimum Withdrawal Benefit Rider
                      Options: the Guaranteed Minimum Withdrawal Benefit Rider and the Guaranteed Minimum Withdrawal Benefit for Life Rider. The Guaranteed Minimum Withdrawal Benefit Rider provides a guaranteed return of purchase payments through a series of withdrawals, with upside potential, provided you meet certain conditions. The Guaranteed Minimum Withdrawal Benefit for Life Rider provides guaranteed withdrawals until the last death of an Annuitant, at least equal to purchase payments, with upside potential, provided you meet certain conditions. Please see the "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options" provision of this prospectus for more information about the riders and their features. We also offer the Guaranteed Income Rider, which provides a guaranteed income benefit that is based on the amount of assets you invest in the GIS Subaccount(s). Please see the "Income
                      Payments --Guaranteed Income Rider" provision of this prospectus for more information about the rider and its features. Finally, we offer the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, which provides for a guaranteed income benefit that is based on the amount of purchase payments you make to your contract. Please see the "Income
                      Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provision of this prospectus for more information about the rider and its features.

                      Each of these riders is available at an additional charge if elected when you apply for the contract.

                      The Death Benefit Rider Options. We offer the following four optional death benefits by rider in addition to the Basic Death Benefit available under the contract: (i) the Annual Step-Up Death Benefit Rider; (ii) the 5% Rollup Death Benefit Rider; (iii) the Earnings Protector Death Benefit Rider; and (iv) the Earnings Protector and Greater of Annual Step-Up and 5% Rollup Death Benefit Rider.

                      Each of these optional death benefit riders is available at an additional charge if elected when you apply for the contract. The Basic Death Benefit is provided to you automatically and at no additional charge.

                      Please see "The Death Benefit" provision of this prospectus for more information about these optional death benefit riders and their features.

                      When are my allocations effective when purchasing this contract? Within two business days after we have received all of the information necessary to process your purchase order, we will allocate your initial purchase payment directly to the Subaccounts that correspond to the Portfolios you choose and to the Guarantee Account if you so elect on your application. For contract owners that have elected the

                      Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options, all purchase payments must be allocated in accordance with the Investment Strategy as outlined in each rider in order to receive the full benefit provided by the rider. For contract owners that have elected the Guaranteed Income Rider, purchase payments may not be allocated directly to the GIS Subaccount(s), but must be made pursuant to scheduled transfers from all other Subaccounts in which you have allocated assets. See "The Contract -- Allocation of Purchase Payments," the "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options," the "Income
                      Payments -- Guaranteed Income Rider," and the "Income Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provisions of this prospectus.

                      What are the federal tax implications of my investment in the contract? Generally, all investment earnings under the contract are tax-deferred until withdrawn or until income payments begin. A distribution from the contract, which includes a full surrender or partial withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. See the "Tax Matters" provision of this prospectus.

Condensed Financial Information

                      The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Portfolios and the assessment of Separate Account charges which may vary from contract to contract. Please refer to the Statement of Additional Information for more information on the calculation of Accumulation Unit values.


                      Since the contract was first offered on July 31, 2006, no condensed financial information is available.


Investment Results

                      At times, the Separate Account may compare its investment results to various unmanaged indices or other variable annuities in reports to beneficial shareholders, sales literature and advertisements. We will calculate the results on a total return basis for various periods, with annual contract charges and with or without surrender charges. Results calculated without surrender charges will be higher.

                      Total returns assume an initial investment of $1,000 and include the reinvestment of distributions of the Portfolios, the Portfolios' charges and expenses (including 12b-1 or service share fees), and charges associated with the contract, including the mortality and expense risk charge, administrative expense charge, Joint Annuitant charge, and the charges for any optional riders. Premium taxes are not reflected in any of the calculations, but may apply. See the Statement of Additional Information for more information.

Financial Statements

                      The consolidated financial statements for the Company and its subsidiary are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information, call (800) 352-9910 or write to our Home Office at the address listed on page 1 of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

The Company

                      We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We principally offer life insurance policies and annuity contracts. We do business in 49 states and the District of Columbia. Our principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230. We are obligated to pay all amounts promised under the contract.

                      Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. GNA Corporation directly owns the stock of Capital Brokerage Corporation and the Company. GNA Corporation is directly owned by Genworth Financial, Inc., a public company.

                      We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

The Separate Account

                      We established the Separate Account as a separate investment account on June 5, 2002. The Separate Account may invest in mutual funds, unit investment trusts, managed separate accounts, and other portfolios. We use the Separate Account to support the contracts as well as for other purposes permitted by law.

                      Currently, there are multiple Subaccounts of the Separate Account available under the contracts. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding Portfolio of the Funds.

                      The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the contracts with liabilities arising out of any other business that we may conduct. The assets of the Separate Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the contracts supported by it. Income and both realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, or losses arising out of any other business we may conduct.

                      We registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account meets the definition of a Separate Account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC. You assume the full investment risk for all amounts you allocate to the Separate Account.

                      If permitted by law, we may deregister the Separate Account under the 1940 Act in the event registration is no longer required; manage the Separate Account under the direction of a committee; or combine the Separate Account with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the Separate Account to another separate account.

THE PORTFOLIOS        There is a separate Subaccount that corresponds to each
                      Portfolio of a Fund offered under the contracts. You decide the Subaccounts to which you allocate purchase payments. However, if you elect the Payment Protection with Commutation Immediate and Deferred Variable Annuity
                      Rider or one of the Guaranteed Minimum Withdrawal Benefit
                      Rider Options, the benefits you receive under that rider may be reduced if your assets are not allocated in accordance with the Investment Strategy outlined in each rider.

                      You currently may change your future purchase payment allocation without penalty or charges. However, there are limitations on the number of transfers that may be made each calendar year. See the "Transfers" provision for additional information. In addition, certain benefits provided by the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options may be reduced if allocations are not made in accordance with the prescribed Investment Strategy. See the "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options" and "Income
                      Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provisions of this prospectus.

                      Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each Portfolio are separate from other portfolios of a Fund and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate Portfolio and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

                      Before choosing a Subaccount to allocate your purchase payments and assets, carefully read the prospectus for each Portfolio, along with this prospectus. We summarize the investment objectives of each Portfolio below. There is no assurance that any of the Portfolios will meet these objectives. We do not guarantee any minimum value for the amounts you allocate to the Separate Account. You bear the investment risk of investing in the Portfolios.

                      The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

SUBACCOUNTS           You may invest in up to 20 Subaccounts of the Portfolios
                      listed below in addition to the Guarantee Account, if available, at any one time. For contract owners that have elected the Guaranteed Income Rider, you may not allocate purchase payments directly to the GIS Subaccount(s). Such allocations must be made pursuant to scheduled transfers from all other Subaccounts in which you have allocated assets. If you elect the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider
                      Options, the benefits you receive under those riders may be reduced if your assets are not allocated in accordance with the Investment Strategy outlined in each rider. See the "Surrenders and Partial Withdrawals -- Guaranteed
                      Minimum Withdrawal Benefit Rider Options" and "Income
                      Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provisions of this prospectus.

                                                                                                 Adviser (and Sub-Adviser(s),
                        Subaccount Investing In                   Investment Objective                  as applicable)
                        -----------------------------------------------------------------------------------------------------
AIM VARIABLE            AIM V.I. Basic Value Fund --    Seeks to provide long-term growth of      A I M Advisors, Inc.
INSURANCE FUNDS         Series II shares                capital.
                        -----------------------------------------------------------------------------------------------------
                        AIM V.I. Capital Appreciation   Seeks to provide growth of capital.       A I M Advisors, Inc.
                        Fund -- Series I shares
                        -----------------------------------------------------------------------------------------------------
                        AIM V.I. Core Equity Fund --    Seeks to provide growth of capital.       A I M Advisors, Inc.
                        Series I shares
                        -----------------------------------------------------------------------------------------------------
                        AIM V.I. International Growth   Seeks to provide long-term growth of      A I M Advisors, Inc.
                        Fund -- Series II shares        capital.
                        -----------------------------------------------------------------------------------------------------
ALLIANCE BERNSTEIN      AllianceBernstein Global        Long-term growth of capital.              Alliance Capital
VARIABLE PRODUCTS       Technology Portfolio -- Class B                                           Management, L.P.
SERIES FUND, INC.       -----------------------------------------------------------------------------------------------------
                        AllianceBernstein Growth and    Long-term growth of capital.              Alliance Capital
                        Income Portfolio -- Class B                                               Management, L.P.
                        -----------------------------------------------------------------------------------------------------
                        AllianceBernstein International Long-term growth of capital.              Alliance Capital
                        Value Portfolio -- Class B                                                Management, L.P.
                        -----------------------------------------------------------------------------------------------------
                        AllianceBernstein Large Cap     Long-term growth of capital.              Alliance Capital
                        Growth Portfolio -- Class B                                               Management, L.P.
                        -----------------------------------------------------------------------------------------------------
                        AllianceBernstein Small Cap     Long-term growth of capital.              Alliance Capital
                        Growth Portfolio -- Class B                                               Management, L.P.
                        -----------------------------------------------------------------------------------------------------
AMERICAN CENTURY        VP Inflation Protection         Pursues long-term total return using a    American Century
VARIABLE PORTFOLIOS II, Fund -- Class II                strategy that seeks to protect against    Investment Management,
INC.                                                    U.S. inflation.                           Inc.
                        -----------------------------------------------------------------------------------------------------
COLUMBIA FUNDS          Columbia Marsico Growth Fund,   The fund seeks long-term growth of        Columbia Management
VARIABLE INSURANCE      Variable Series                 capital.                                  Advisors, LLC (subadvised
TRUST I                                                                                           by Marsico Capital
                                                                                                  Management, LLC)
                        -----------------------------------------------------------------------------------------------------
                        Columbia Marsico Growth Fund,   The fund seeks long-term growth of        Columbia Management
                        Variable Series                 capital.                                  Advisors, LLC (subadvised
                                                                                                  by Marsico Capital
                                                                                                  Management, LLC)
                        -----------------------------------------------------------------------------------------------------
EATON VANCE             VT Floating-Rate Income Fund    Seeks high current income.                Eaton Vance Management
VARIABLE TRUST          -----------------------------------------------------------------------------------------------------
                        VT Worldwide Health Sciences    Seeks long-term capital growth by         OrbiMed Advisors LLC
                        Fund                            investing in a worldwide and diversified
                                                        portfolio of health sciences companies.
                        -----------------------------------------------------------------------------------------------------
EVERGREEN VARIABLE      Evergreen VA Omega              Seeks long-term capital growth.           Evergreen Investment
ANNUITY TRUST           Fund -- Class 2                                                           Management Company,
                                                                                                  LLC
                        -----------------------------------------------------------------------------------------------------

                                                                                                  Adviser (and Sub-Adviser(s),
                     Subaccount Investing In                      Investment Objective                   as applicable)
                     ---------------------------------------------------------------------------------------------------------
FAM VARIABLE SERIES  Mercury Basic Value V.I.          Seeks capital appreciation and,             Merrill Lynch Investment
FUNDS, INC.          Fund -- Class III Shares          secondarily, income.                        Managers, L.P., dba
                                                                                                   Mercury Advisors
                     ---------------------------------------------------------------------------------------------------------
                     Mercury Global Allocation V.I.    Seeks high total investment return.         Merrill Lynch Investment
                     Fund -- Class III Shares                                                      Managers, L.P., dba
                                                                                                   Mercury Advisors
                     ---------------------------------------------------------------------------------------------------------
                     Mercury Large Cap Growth V.I.     Seeks long-term capital growth.             Merrill Lynch Investment
                     Fund -- Class III Shares                                                      Managers, L.P., dba
                                                                                                   Mercury Advisors
                     ---------------------------------------------------------------------------------------------------------
                     Mercury Value Opportunities V.I.  Seeks long-term growth of capital.          Merrill Lynch Investment
                     Fund -- Class III Shares                                                      Managers, L.P., dba
                                                                                                   Mercury Advisors
                     ---------------------------------------------------------------------------------------------------------
FEDERATED            Federated High Income Bond        Seeks high current income by investing      Federated Investment
INSURANCE SERIES     Fund II -- Service Shares         in lower-rated corporate debt obligations,  Management Company commonly referred to as "junk bonds."
                     ---------------------------------------------------------------------------------------------------------
                     Federated Kaufmann Fund II --     Seeks capital appreciation.                 Federated Equity
                     Service Shares                                                                Management Company of
                                                                                                   Pennsylvania (subadvised
                                                                                                   by Federated Global
                                                                                                   Investment Management
                                                                                                   Corp.)
                     ---------------------------------------------------------------------------------------------------------
FIDELITY(R) VARIABLE VIP Balanced Portfolio -- Service Seeks income and capital growth             Fidelity Management &
INSURANCE PRODUCTS   Class 2                           consistent with reasonable risk.            Research Company
FUND                 ---------------------------------------------------------------------------------------------------------
                     VIP Contrafund(R) Portfolio --    Seeks long-term capital appreciation.       Fidelity Management &
                     Service Class 2                                                               Research Company
                                                                                                   (subadvised by Fidelity
                                                                                                   Management & Research
                                                                                                   (U.K.) Inc., Fidelity
                                                                                                   Management & Research
                                                                                                   (Far East) Inc., Fidelity
                                                                                                   Investments Japan Limited
                                                                                                   and FMR Co., Inc.)
                     ---------------------------------------------------------------------------------------------------------
                     VIP Dynamic Capital Appreciation  Seeks capital appreciation.                 Fidelity Management &
                     Portfolio -- Service Class 2                                                  Research Company
                                                                                                   (subadvised by Fidelity
                                                                                                   Management & Research
                                                                                                   (U.K.) Inc., Fidelity
                                                                                                   Management & Research
                                                                                                   (Far East) Inc., Fidelity
                                                                                                   Investments Japan Limited
                                                                                                   and FMR Co., Inc.)
                     ---------------------------------------------------------------------------------------------------------
                     VIP Equity-Income Portfolio --    Seeks reasonable income. The fund will      Fidelity Management &
                     Service Class 2                   also consider the potential for capital     Research Company
                                                       appreciation. The fund's goal is to         (subadvised by FMR Co.,
                                                       achieve a yield which exceeds the           Inc.)
                                                       composite yield on the securities
                                                       comprising the Standard & Poors 500/SM/
                                                       Index (S&P 500(R)).
                     ---------------------------------------------------------------------------------------------------------

                                                                                                Adviser (and Sub-Adviser(s),
                   Subaccount Investing In                      Investment Objective                   as applicable)
                   ---------------------------------------------------------------------------------------------------------
                   VIP Growth Portfolio --            Seeks to achieve capital appreciation.     Fidelity Management &
                   Service Class 2                                                               Research Company
                                                                                                 (subadvised by FMR Co.,
                                                                                                 Inc.)
                   ---------------------------------------------------------------------------------------------------------
                   VIP Growth & Income Portfolio --   Seeks high total return through a          Fidelity Management &
                   Service Class 2                    combination of current income and          Research Company
                                                      capital appreciation.                      (subadvised by Fidelity
                                                                                                 Management & Research
                                                                                                 (U.K.) Inc., Fidelity
                                                                                                 Management & Research
                                                                                                 (Far East) Inc., Fidelity
                                                                                                 Investments Japan Limited
                                                                                                 and FMR Co., Inc.)
                   ---------------------------------------------------------------------------------------------------------
                   VIP Mid Cap Portfolio -- Service   Seeks long-term growth of capital.         Fidelity Management &
                   Class 2                                                                       Research Company
                                                                                                 (subadvised by Fidelity
                                                                                                 Management & Research
                                                                                                 (U.K.) Inc., Fidelity
                                                                                                 Management & Research
                                                                                                 (Far East) Inc., Fidelity
                                                                                                 Investments Japan Limited
                                                                                                 and FMR Co., Inc.)
                   ---------------------------------------------------------------------------------------------------------
                   VIP Value Strategies Portfolio --  Seeks capital appreciation.                Fidelity Management &
                   Service Class 2                                                               Research Company
                                                                                                 (subadvised by FMR Co.,
                                                                                                 Inc.)
                   ---------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON Franklin Income Securities Fund -- Seeks to maximize income while             Franklin Advisers, Inc.
VARIABLE INSURANCE Class 2 Shares                     maintaining prospects for capital
PRODUCTS TRUST                                        appreciation. The fund normally invests
                                                      in both equity and debt securities. The
                                                      fund seeks income by investing in
                                                      corporate, foreign and U.S. Treasury
                                                      bonds as well as stocks with dividend
                                                      yields the manager believes are
                                                      attractive.
                   ---------------------------------------------------------------------------------------------------------
                   Mutual Shares Securities Fund --   Seeks capital appreciation, with income    Franklin Mutual Advisers,
                   Class 2 Shares                     as a secondary goal. The fund normally     LLC
                                                      invests mainly in equity securities that
                                                      the manager believes are undervalued.
                                                      The fund normally invests primarily in
                                                      undervalued stocks and to a lesser
                                                      extent in risk arbitrage securities and
                                                      distressed companies.
                   ---------------------------------------------------------------------------------------------------------
                   Templeton Growth Securities        Seeks long-term capital growth. The fund   Templeton Global Advisors
                   Fund -- Class 2 Shares             normally invests primarily in equity       Limited
                                                      securities of companies located
                                                      anywhere in the world, including those in
                                                      the U.S. and in emerging markets.
                   ---------------------------------------------------------------------------------------------------------
GE INVESTMENTS     Income Fund                        Seeks maximum income consistent with       GE Asset Management
FUNDS, INC.                                           prudent investment management and          Incorporated
                                                      the preservation of capital.
                   ---------------------------------------------------------------------------------------------------------

                                                                                          Adviser (and Sub-Adviser(s),
                   Subaccount Investing In                 Investment Objective                  as applicable)
                   ---------------------------------------------------------------------------------------------------
                   Mid-Cap Equity Fund           Seeks long-term growth of capital and      GE Asset Management
                                                 future income.                             Incorporated
                   ---------------------------------------------------------------------------------------------------
                   Money Market Fund/1/          Seeks a high level of current income       GE Asset Management
                                                 consistent with the preservation of        Incorporated
                                                 capital and maintenance of liquidity.
                   ---------------------------------------------------------------------------------------------------
                   Premier Growth Equity Fund    Seeks long-term growth of capital and      GE Asset Management
                                                 future income rather than current          Incorporated
                                                 income.
                   ---------------------------------------------------------------------------------------------------
                   Real Estate Securities Fund   Seeks maximum total return through         GE Asset Management
                                                 current income and capital appreciation.   Incorporated (subadvised
                                                                                            by Urdang Securities
                                                                                            Management, Inc.)
                   ---------------------------------------------------------------------------------------------------
                   S&P 500(R) Index Fund/2/      Seeks growth of capital and                GE Asset Management
                                                 accumulation of income that                Incorporated
                                                 corresponds to the investment return of    (subadvised by SSgA
                                                 S&P's 500 Composite Stock Index.           Funds Management, Inc.)
                   ---------------------------------------------------------------------------------------------------
                   Small-Cap Equity Fund         Seeks long-term growth of capital.         GE Asset Management
                                                                                            Incorporated (subadvised
                                                                                            by Palisade Capital
                                                                                            Management, L.L.C.)
                   ---------------------------------------------------------------------------------------------------
                   Total Return Fund -- Class 3  Seeks the highest total return,            GE Asset Management
                   Shares                        composed of current income and capital     Incorporated
                                                 appreciation, as is consistent with
                                                 prudent investment risk.
                   ---------------------------------------------------------------------------------------------------
                   U.S. Equity Fund              Seeks long-term growth of capital.         GE Asset Management
                                                                                            Incorporated
                   ---------------------------------------------------------------------------------------------------
                   Value Equity Fund             Seeks long-term growth of capital and      GE Asset Management
                                                 future income.                             Incorporated
                   ---------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES Balanced Portfolio -- Service Seeks long-term capital growth,            Janus Capital Management
                   Shares                        consistent with preservation of capital    LLC
                                                 and balanced by current income.
                   ---------------------------------------------------------------------------------------------------

                     /1 /During extended periods of low interest rates, the
                        yields of the Money Market Fund may become extremely low and possibly negative.
                     /2 /"Standard & Poor's," "S&P," and "S&P 500" are
                        trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by GE Asset Management Incorporated. The S&P 500(R) Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this portfolio or the Policy.

                                                                                                 Adviser (and Sub-Adviser(s),
                   Subaccount Investing In                       Investment Objective                   as applicable)
                   ----------------------------------------------------------------------------------------------------------
                   Forty Portfolio -- Service Shares  A non-diversified portfolio that seeks       Janus Capital Management
                                                      long-term growth of capital./1/              LLC
                   ----------------------------------------------------------------------------------------------------------
LEGG MASON         Legg Mason Partners Variable All   Seeks capital appreciation through           Salomon Brothers Asset
PARTNERS VARIABLE  Cap Portfolio -- Class II          investment in securities which the           Management Inc
PORTFOLIOS I, INC.                                    managers believe have above-average
                                                      capital appreciation potential.
                   ----------------------------------------------------------------------------------------------------------
                   Legg Mason Partners Variable       Seeks to obtain above-average income         Salomon Brothers Asset
                   Total Return Portfolio -- Class II (compared to a portfolio entirely invested   Management Inc
                                                      in equity securities). The portfolio's
                                                      secondary objective is to take advantage
                                                      of opportunities to achieve growth of
                                                      capital and income.
                   ----------------------------------------------------------------------------------------------------------
LEGG MASON         Legg Mason Partners Variable       Seeks capital appreciation.                  Salomon Brothers Asset
PARTNERS VARIABLE  Aggressive Growth Fund --                                                       Management Inc
PORTFOLIOS II      Class II
                   ----------------------------------------------------------------------------------------------------------
MFS(R) VARIABLE    MFS(R) Investors Growth Stock      Seeks long-term growth of capital and        Massachusetts Financial
INSURANCE TRUST    Series --Service Class Shares      future income rather than current            Services Company
                                                      income.
                   ----------------------------------------------------------------------------------------------------------
                   MFS(R) Investors Trust Series --   Seeks long-term growth of capital and        Massachusetts Financial
                   Service Class Shares               secondarily reasonable current income.       Services Company
                   ----------------------------------------------------------------------------------------------------------
                   MFS(R) Total Return Series --      Seeks above-average income.                  Massachusetts Financial
                   Service Class Shares               Reasonable opportunity for growth of         Services Company
                                                      capital and income is a secondary
                                                      objective.
                   ----------------------------------------------------------------------------------------------------------
                   MFS(R) Utilities Series -- Service Seeks capital growth and current             Massachusetts Financial
                   Class Shares                       income.                                      Services Company
                   ----------------------------------------------------------------------------------------------------------
OPPENHEIMER        Oppenheimer Balanced Fund/         Seeks a high total investment return,        OppenheimerFunds, Inc.
VARIABLE ACCOUNT   VA -- Service Shares               which includes current income and
FUNDS                                                 capital appreciation in the value of its
                                                      shares.
                   ----------------------------------------------------------------------------------------------------------
                   Oppenheimer Capital Appreciation   Seeks capital appreciation by investing      OppenheimerFunds, Inc.
                   Fund/VA -- Service Shares          in securities of well-known, established
                                                      companies.
                   ----------------------------------------------------------------------------------------------------------
                   Oppenheimer Global Securities      Seeks long-term capital appreciation by      OppenheimerFunds, Inc.
                   Fund/VA --Service Shares           investing a substantial portion of its
                                                      assets in securities of foreign issuers,
                                                      "growth type" companies, cyclical
                                                      industries and special situations that are
                                                      considered to have appreciation
                                                      possibilities.
                   ----------------------------------------------------------------------------------------------------------

                     /1 /A non-diversified portfolio is a portfolio that may
                        hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and the net asset value of a non-diversified portfolio than a diversified portfolio.

                                                                                               Adviser (and Sub-Adviser(s),
                Subaccount Investing In                        Investment Objective                   as applicable)
                -----------------------------------------------------------------------------------------------------------
                Oppenheimer Main Street              Seeks high total return (which includes    OppenheimerFunds, Inc.
                Fund/VA -- Service Shares            growth in the value of its shares as well
                                                     as current income) from equity and debt
                                                     securities.
                -----------------------------------------------------------------------------------------------------------
                Oppenheimer Main Street Small        Seeks capital appreciation.                OppenheimerFunds, Inc.
                Cap Fund/VA -- Service Shares
                -----------------------------------------------------------------------------------------------------------
                Oppenheimer MidCap                   Seeks capital appreciation by investing    OppenheimerFunds, Inc.
                Fund/VA -- Service Shares            in "growth type" companies.
                -----------------------------------------------------------------------------------------------------------
PIMCO VARIABLE  All Asset Portfolio -- Advisor Class Seeks maximum real return consistent       Pacific Investment
INSURANCE TRUST Shares                               with preservation of real capital and      Management Company LLC
                                                     prudent investment management.
                -----------------------------------------------------------------------------------------------------------
                High Yield Portfolio --              Seeks maximum total return, consistent     Pacific Investment
                Administrative Class Shares          with preservation of capital and prudent   Management Company LLC
                                                     investment management. Invests at
                                                     least 80% of its assets in a diversified
                                                     portfolio of high yield securities ("junk
                                                     bonds") rated below investment grade
                                                     but rated at least Caa by Moody's or
                                                     CCC by S&P, or, if unrated, determined
                                                     by PIMCO to be of comparable quality,
                                                     subject to a maximum of 5% of total
                                                     assets in securities rated Caa by
                                                     Moody's or CCC by S&P, or, if unrated,
                                                     determined by PIMCO to be of
                                                     comparable quality.
                -----------------------------------------------------------------------------------------------------------
                Long-Term U.S. Government            Seeks maximum total return, consistent     Pacific Investment
                Portfolio -- Administrative Class    with preservation of capital and prudent   Management Company LLC
                Shares                               investment management.
                -----------------------------------------------------------------------------------------------------------
                Low Duration Portfolio --            Seeks maximum total return, consistent     Pacific Investment
                Administrative Class Shares          with preservation of capital and prudent   Management Company LLC
                                                     investment management.
                -----------------------------------------------------------------------------------------------------------
                Total Return Portfolio --            Seeks maximum total return, consistent     Pacific Investment
                Administrative Class Shares          with preservation of capital and prudent   Management Company LLC
                                                     investment management.
                -----------------------------------------------------------------------------------------------------------
THE PRUDENTIAL  Jennison Portfolio -- Class II       Seeks long-term growth of capital.         Prudential Investments LLC
SERIES FUND                                                                                     (subadvised by Jennison
                                                                                                Associates LLC)
                -----------------------------------------------------------------------------------------------------------
                Jennison 20/20 Focus Portfolio --    Seeks long-term growth of capital.         Prudential Investments LLC
                Class II                                                                        (subadvised by Jennison
                                                                                                Associates LLC)
                -----------------------------------------------------------------------------------------------------------
                Natural Resources Portfolio --       Seeks long-term growth of capital.         Prudential Investments LLC
                Class II                                                                        (subadvised by Jennison
                                                                                                Associates LLC)
                -----------------------------------------------------------------------------------------------------------

                                                                                          Adviser (and Sub-Adviser(s),
                 Subaccount Investing In                  Investment Objective                   as applicable)
                 -----------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE  Comstock Portfolio -- Class II Seeks capital growth and income                 Van Kampen Asset
INVESTMENT TRUST Shares                         through investments in equity securities,       Management
                                                including common stocks, preferred
                                                stocks and securities convertible into
                                                common and preferred stocks.
                 -----------------------------------------------------------------------------------------------------
                 Emerging Growth Portfolio --   Seeks capital appreciation.                     Van Kampen Asset
                 Class II Shares                                                                Management
                 -----------------------------------------------------------------------------------------------------

                      Not all of these Portfolios may be available in all states.

                      We will purchase shares of the Portfolios at net asset value and direct them to the appropriate Subaccounts. We will redeem sufficient shares of the appropriate Portfolios at net asset value to pay death benefits, surrender proceeds, and partial withdrawals; to make income payments; or for other purposes described in the contract. We automatically reinvest all dividend and capital gain distributions of the Portfolios in shares of the distributing Portfolios at their net asset value on the date of distribution. In other words, we do not pay Portfolio dividends or Portfolio distributions out to owners as additional units, but instead reflect them in unit values.

                      Shares of the Portfolios are not sold directly to the general public. They are sold to us and may be sold to other insurance companies that issue variable annuity contracts and variable life insurance policies. In addition, they may be sold to retirement plans.

                      When a Fund sells shares in any of its Portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its Portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

                      Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's board of directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectuses for the Portfolios for additional information.

                      We reserve the right, within the law, to make additions, deletions and substitutions for the Portfolios of the Funds. We may substitute shares of other Portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a Portfolio should no longer be available, or if investment in any Portfolio's shares should become inappropriate, in the judgment of our management, for the purposes of the contract. The new Portfolios may have higher fees and charges than the ones they replaced. No substitution or deletion will be made without prior notice to you and before approval of the SEC to the extent required by and in accordance with the 1940 Act.

                      We also reserve the right to establish additional Subaccounts, each of which would invest in a separate Portfolio of a Fund, or in shares of another investment company, with a specified investment objective. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant. We will not eliminate a Subaccount without prior notice to you and, if required, before approval of the SEC. Not all Subaccounts may be available to all classes of contracts.

                      There are a number of factors that are considered when deciding what Portfolios are made available in your variable annuity contract. Such factors include: (i) the Portfolio's investment objective; (ii) the Portfolio's performance history; (iii) the Portfolio's holdings and the strategies the Portfolio uses to try and meet its objectives; and (iv) the Portfolio's servicing agreement.

                      The investment objective is critical because we want to have an array of Portfolios with diverse objectives so that an investor may diversify his or her investment holdings, from a conservative to an aggressive investment portfolio, depending on the advice of his or her investment adviser and risk assessment. When selecting a Portfolio for our products, we also want to make sure that the Portfolio has a strong performance history when compared to its peers and that its holdings and strategies are consistent with its objectives. Finally, it is important for us to be able to provide you with a wide array of the services that facilitate your investment program relating to your allocation in Subaccounts that invest in the underlying Portfolios.

                      We have entered into agreements with either the investment adviser or distributor of each of the Funds and/or, in certain cases, a Portfolio, under which the Portfolio, the adviser or distributor pays us a fee for administrative and other services we provide relating to the Portfolios. Such administrative services we provide include but are not limited to: accounting transactions for variable owners and then providing one daily purchase and sale order on behalf of each Portfolio; providing copies of Portfolio prospectuses, Statements of Additional Information and any supplements thereto; mailing proxy voting information, gathering the information and providing vote totals to the Portfolio on behalf of our owners; and providing customer service on behalf of the Portfolios. The fees are based on a percentage of the average annual aggregate net amount we have invested in the Portfolio on behalf of the Separate Account and other separate accounts funding certain variable insurance contracts that we and our affiliates issue. These percentages differ, and some Portfolios, investment advisers or distributors pay us a greater percentage than other advisers or distributors based on the level of administrative and other services provided.

                      We will not realize a profit from payments received directly from a Portfolio, but we may realize a profit from payments received from the adviser and/or the distributor for providing these services and, if we do, we may use such profit for any purpose, including distribution of the contracts. The amount received from certain Portfolios for the assets allocated to the Portfolios from our separate accounts during 2005 ranged from 0.10% to 0.35%. The Portfolios that pay a service fee to us are:


                         Columbia Funds Variable Insurance Trust I:
                             Columbia Marsico Growth Fund, Variable Series Columbia Marsico International Opportunities Fund, Variable Series
                         Eaton Vance Variable Trust:
                             VT Floating-Rate Income Fund
                             VT Worldwide Health Sciences Fund
                         Evergreen Variable Annuity Trust:
                             Evergreen VA Omega Fund -- Class 2
                         GE Investments Funds, Inc.:
                             Total Return Fund -- Class 3 Shares
                         PIMCO Variable Insurance Trust:
                             All Asset Portfolio -- Advisor Class Shares
                             High Yield Portfolio -- Administrative Class Shares Long-Term U.S. Government
                             Portfolio -- Administrative Class Shares
                             Low Duration Portfolio -- Administrative Class
                             Shares
                             Total Return Portfolio -- Administrative Class
                             Shares
                         The Prudential Series Fund:
                             Jennison Portfolio -- Class II
                             Jennison 20/20 Portfolio -- Class II
                             Natural Resources Portfolio -- Class II


                      The amount received from the adviser and/or the distributor for the assets allocated to the Portfolios from our separate accounts during 2005 ranged from 0.05% to 0.35%. Payment of these amounts is not an additional charge to you by the Funds or by us, but comes from the Fund's investment adviser or distributor.


                      In addition to the asset-based payments for administrative and other services described above, the investment adviser or the distributor of the Fund may also pay us, or our affiliate Capital Brokerage Corporation, to participate in periodic sales meetings, for expenses relating to the production of promotional sales literature, and for other expenses or services. The amount paid to us, or our affiliate Capital Brokerage Corporation, may be significant. Payments to participate in sales meetings may provide a Fund's investment adviser or distributor with greater access to our internal and external wholesalers to provide training, marketing support and educational presentations.

                      In consideration of services provided and expenses incurred by Capital Brokerage Corporation in distributing shares of the Funds, Capital Brokerage Corporation also receives 12b-1 fees from AIM Variable Insurance Funds, AllianceBernstein Variable Products Series Fund, Inc., American Century Variable Portfolios II, Inc., Columbia Funds Variable Insurance Trust I, Eaton Vance Variable Trust, Evergreen Variable Annuity Trust, FAM Variable Series Funds, Inc., Federated Insurance Series, Fidelity Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Trust, GE Investments Funds, Inc., Janus Aspen Series, Legg Mason Partners Variable Portfolios I, Inc., Legg Mason Partners Variable Portfolios II, MFS(R) Variable Insurance Trust, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, The Prudential Series Fund and Van Kampen Life Investment Trust. See the "Fee Tables" section of this prospectus and the Fund prospectuses. These payments range up to 0.30% of separate account assets invested in the particular Portfolio.


VOTING RIGHTS         As required by law, we will vote the shares of the
                      Portfolios held in the Separate Account at special shareholder meetings based on instructions from you.
                      However, if the law changes and we are permitted to vote in our own right, we may elect to do so.

                      Whenever a Fund calls a shareholder meeting, owners with voting interests in a Portfolio will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Each person having a voting interest in the Portfolio will receive proxy voting materials, reports, other materials, and a form with which to give us voting instructions.

                      We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

                      We will vote Portfolio shares for which no instructions are received (or instructions are not received timely) in the same proportion to those that are received. We will apply voting instructions to abstain on any item to be voted on a pro rata basis to reduce the number of votes eligible to be cast.

ASSET ALLOCATION      The following is a general description of the Asset
PROGRAM               Allocation Program available under the contract. A
                      complete description is available in the brochure for the program. The program may be referred to as "Efficient
                      Edge" in the brochure or other materials.

GENERAL The Asset Allocation Program is an asset allocation service that we make available at no additional charge for use within the contract. Asset allocation is an investment strategy for distributing assets among asset classes to help attain an investment goal.

                      For your contract, the Asset Allocation Program can help with decisions you need to make about how to allocate your Contract Value among available Subaccounts (and their corresponding Portfolios). The theory behind an asset allocation strategy is that diversification among asset classes can help reduce volatility over the long term.


                      Genworth Financial Asset Management, Inc. ("GFAM"), one of our affiliates, provides investment advice for the Asset Allocation Program. GFAM is an investment adviser that is registered under the Investment Advisers Act of 1940. As part of the Asset Allocation Program, GFAM has developed five asset allocation models ("Asset Allocation Models" or "Models"), each based on different profiles of an investor's investment time horizon and willingness to accept investment risk. The Asset Allocation Models are designed for use in two different circumstances, as discussed below.


                         . Certain of the optional riders available for
                           purchase under the contract are designed to provide protection against market downturns. To ensure that contract owners' assets protected under one of these riders are invested in accordance with an investment strategy involving an appropriate level of risk, we require the assets to be invested only in an Investment Strategy. Asset Allocation Model C can be elected as the Investment Strategy by contract owners that purchase one of the Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider.

                         . Contract owners that do not purchase one of the
                           Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider may also elect to participate in the Asset Allocation Program. These contract owners may choose any one of the five available Asset Allocation Models. The Asset Allocation Program is not available to contract owners who have elected the Guaranteed Income Rider.

                      If you elect to participate in the Asset Allocation Program, your initial purchase payment will be allocated to the Subaccounts corresponding to the Portfolios in the Asset Allocation Model you select. Any subsequent purchase payments you make will also be allocated accordingly, unless you instruct us otherwise in writing.


                      If you participate in the Asset Allocation Program, GFAM will serve as your investment adviser solely for the purposes of the development of the Asset Allocation Models and periodic updates of the Models. On a periodic basis (generally annually but not more than quarterly, unless determined to be necessary or appropriate by
                      GFAM), the Asset Allocation Models are updated as discussed below. If you elect to participate in the Asset Allocation Program, we will reallocate your Contract Value or purchase payments, as applicable, in accordance with the Model you select as it is updated from time to time based on limited discretionary authority that you grant to us, unless you instruct us otherwise. For more information on GFAM's role as investment adviser for the Asset Allocation Program, you may review GFAM's disclosure brochure, which will be delivered to you at the time you apply for a contract. Please contact us if you would like to receive a copy of this brochure. We may change the investment adviser that we use to develop and periodically update the Asset Allocation Models, or to the extent permissible under applicable law, use no investment adviser at all. We may perform certain administrative functions on behalf of GFAM. However, we are not registered as an investment adviser and are not providing any investment advice in making the Asset Allocation Program available to contract owners.


THE ASSET ALLOCATION  There are five Asset Allocation Models, each comprised of
MODELS a carefully selected combination of Portfolios offered under the contract. Development of the Asset Allocation Models involves a multi-step process designed to optimize the selection of Portfolios, for a given level of risk tolerance, in an effort to maximize returns and limit the effects of market volatility.


                      Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility and potentially enhance returns over the long term. An asset class may be a category of investments having similar characteristics, such as stocks and other equity investments, and bonds and other fixed income investments. There may also be further divisions within asset classes, such as divisions according to the size of the issuer (e.g., large cap, mid cap, or small cap), the type of issuer (e.g., government, municipal, or corporate), or the location of the issuer (e.g., domestic or foreign). GFAM has identified target allocations, between equities and fixed income investments, for the level of risk, investment time horizon and investment objective specified for each of the five Models. In addition to these allocations, GFAM also conducts an optimization analysis to determine the appropriate further breakdown of asset classes for each Asset Allocation Model.

                      Next, after the asset class exposures are known for each Asset Allocation Model, a determination is made as to how available Portfolios can be used to implement the asset class allocations. The Portfolios are selected by evaluating asset classes represented by each Portfolio and combining Portfolios to arrive at the desired asset class exposures. GFAM considers various factors in selecting the Portfolios for each Asset Allocation Model, including historical returns-based style analysis and asset performance and multiple regression analyses, as well as qualitative assessments of a Portfolio's portfolio manager and expected future market and economic conditions. In addition, GFAM may consider (but is not obligated to follow) recommendations we may make regarding what Portfolios to use. These recommendations may be based on various factors, including whether the investment adviser or distributor of a Portfolio pays us a fee for certain administrative and other services we provide relating to the

                      Portfolio, and whether our affiliate Capital Brokerage Corporation receives 12b-1 fees from the Portfolio. Based on this analysis, Portfolios are selected in a manner that is intended to optimize potential returns of each Model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of a Portfolio in a Model based on its specific asset class exposure or other specific optimization factors, even when another Portfolio may have better investment performance.


PERIODIC UPDATES OF   Each of the Asset Allocation Models is evaluated
ASSET ALLOCATION      periodically (generally annually but not more than
MODELS AND NOTICES    quarterly, unless determined to be necessary or
OF UPDATES            appropriate by GFAM to assess whether the combination of
                      Portfolios within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result of such periodic analysis, each Model may change, such as by revising the percentages allocated to such Portfolio. In addition, Portfolios may be added to a Model (including
                      Portfolios not currently available in the contract), or Portfolios may be deleted from a Model.


                      When your Asset Allocation Model is updated, we will reallocate your Contract Value (and subsequent purchase payments, if applicable) in accordance with any changes to the Model you have selected. This means the allocation of your Contract Value, and potentially the Portfolios in which you are invested, will change and your Contract Value (and subsequent purchase payments, if applicable) will be reallocated among the Portfolios in your updated Model (independently of monthly rebalancing, as discussed below).

                      When Asset Allocation Models are to be updated, we will send you written notice of the updates to the Models at least 30 days in advance of the date the updated version of the Model is intended to be effective. Contract owners purchasing contracts who elect to participate in the Asset Allocation Program within the two-week period prior to a date that Asset Allocation Models are to be updated, will be provided with information regarding the composition of both the current Asset Allocation Model as well as the proposed changes to the Model. You should carefully review these notices. If you wish to accept the changes to your selected Model, you will not need to take any action, as your Contract Value (and subsequent purchase payments, if applicable) will be reallocated in accordance with the updated Model. If you do not wish to accept the changes to your selected Model, you have the following alternatives. If you elected one of the Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, you can transfer your Contract Value to one or more of the Designated Subaccounts (as described in the sections of this prospectus discussing the riders), or you can notify us in writing that you have elected to reject the change. If you reject the change and, as a result, your total Contract Value is no longer invested in accordance with the prescribed Investment Strategy, your benefits under the applicable rider will be reduced by 50%. If you did not elect one of the Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, you may change to a different Asset Allocation Model or reject the change.


                      If you choose to reject a change in an Asset Allocation Model in accordance with the procedures described above, you create your own portfolio (a "self-directed portfolio"), you have terminated your advisory relationship with GFAM and GFAM provides no investment advice related to the creation of a self-directed portfolio. Further, once you have rejected a change in a Model, you are considered to have elected to reject all future changes in the Model. Therefore, if you reject a Model change and thereby create a self-directed portfolio, you will not receive a periodic review of or changes to your portfolio, as would be provided by GFAM with respect to the Asset Allocation Models. You will, however, continue to receive written materials from GFAM about any changes proposed to be made to the Models, and you can notify us in writing to allocate your Contract Value in accordance with such changes.



SELECTING AN ASSET    For contract owners who have not elected one of the
ALLOCATION MODEL      Guaranteed Minimum Withdrawal Benefit Rider Options or
                      the Payment Protection with Commutation Immediate and
                      Deferred Variable Annuity Rider.

                      If you purchase one of the Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider and elect to participate in the Asset Allocation Program, you are required to allocate your Contract Value (and subsequent purchase payments, if applicable) to Asset Allocation Model C. If you elect to participate in the Asset Allocation Program and you have not elected one of the Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, you must choose one of the five available Models for your allocations. We will not make this decision, nor will GFAM. The following paragraph provides some information you may want to consider in making this decision.


                      You should consult with your registered representative on your decision regarding what Asset Allocation Model to select. Your registered representative can assist you in determining which Model may be best suited to your financial needs, investment time horizon, and willingness to accept investment risk, and can help you complete the proper forms to participate in the Asset Allocation Program. You should also periodically review these factors with your registered representative to consider whether you should change Models (or, if you have purchased one of the Guaranteed Minimum Withdrawal Benefit Rider Options or the Payment Protection with Commutation

                      Immediate and Deferred Variable Annuity Rider, whether you should transfer your Contract Value to one or more of the Designated Subaccounts) to reflect any changes in your personal circumstances. Your registered representative can help you complete the proper forms to change to a different Model or transfer to Designated Subaccounts.


                      You may, in consultation with your registered representative, utilize an investor profile questionnaire we make available, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. However, even if you utilize the investor profile questionnaire, it is your decision, in consultation with your registered representative, which Model to choose initially or whether to change to a different Model or transfer to Designated Subaccounts, as the case may be, at a later time. Neither we nor GFAM bear any responsibility for this decision. You may change to a different Model or transfer to Designated Subaccounts, as the case may be, at any time with a proper written request or by telephone or electronic instructions provided a valid telephone/electronic authorization is on file with us.


MONTHLY REBALANCING   Each calendar month (on the "monthly anniversary" of your
                      Contract Date), and on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, we rebalance your Contract Value to maintain the Subaccounts and their corresponding Portfolios, and the relative percentages of the Subaccounts, for your selected Asset Allocation
                      Model. This monthly rebalancing takes account of:

                         . increases and decreases in Contract Value in each
                           Subaccount due to Subaccount performance; and

                         . increases and decreases in Contract Value in each
                           Subaccount due to Subaccount transfers, withdrawals (particularly if taken from specific Subaccounts you have designated), and purchase payments (particularly if allocated to specific Subaccounts you have designated).

                      The first monthly rebalancing will occur on the first "monthly anniversary" of the Contract Date.

                      We will not rebalance self-directed portfolios (discussed above) unless the contract owner elects the Portfolio Rebalancing program. For self-directed portfolios, future purchase payments for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of their Asset Allocation Model. Accordingly, if you have a self-directed portfolio you should consider providing specific allocation instructions with each purchase payment or contacting us to update your default allocation instructions.

QUARTERLY REPORTS     If you elect to participate in the Asset Allocation
                      Program, you will be sent quarterly reports that provide information about the Subaccounts within your Model, as part of your usual quarterly statement. Information concerning the current Models is described below.

RISKS Although the Asset Allocation Models are designed to optimize returns given the various levels of risk, there is no assurance that a Model portfolio will not lose money or not experience volatility. Investment performance of your Contract Value could be better or worse by participating in an Asset Allocation Model than if you had not participated. A Model may perform better or worse than any single Portfolio, Subaccount or asset class or other combinations of Portfolios, Subaccounts or asset classes. Model performance is dependent upon the performance of the component Portfolios. Your Contract Value will fluctuate, and when redeemed, may be worth more or less than the original cost.

                      An Asset Allocation Model may not perform as intended. Although the Models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the Models are based, which could cause the Models to be ineffective or less effective in reducing volatility.

                      Periodic updating of the Asset Allocation Models can cause the underlying Portfolios to incur transactional expenses to raise cash for money flowing out of the Portfolios or to buy securities with money flowing into the Portfolios. These expenses can adversely affect performance of the related Portfolios and the Models.


                      GFAM may be subject to competing interests that have the potential to influence its decision making with regard to the Asset Allocation Program. For example, GFAM or its affiliates (including us) may believe that certain Portfolios could benefit from additional assets or could be harmed by redemptions. GFAM may, from time to time, recommend to a Fund's Board of Directors a change in the portfolio manager or strategy or the closure or merger of a Portfolio, all of which could impact a Model.

                      In addition, the Portfolios underlying the Subaccounts may invest, depending upon their investment objective and decisions by their investment managers, in securities issued by Genworth Financial, Inc., GFAM's ultimate parent, or its affiliates. GFAM will not have any role in determining whether a Portfolio should purchase or sell Genworth securities. GFAM may allocate portions of the Asset Allocation Models to Portfolios which have held, hold or may hold Genworth securities. GFAM's decision to allocate a percentage of a Model to such a Portfolio will be based on the merits of investing in such a Portfolio and a determination that such an investment is appropriate for the Model.

THE MODELS            Information concerning the Asset Allocation Models is
                      provided on the following pages. These models are available effective July 31, 2006. You should review this information carefully before selecting or changing a Model.


                             Moderately                                      Moderately
    Conservative            Conservative              Moderate               Aggressive              Aggressive
     Allocation              Allocation              Allocation              Allocation              Allocation
      "Model A"               "Model B"               "Model C"               "Model D"               "Model E"
-----------------------------------------------------------------------------------------------------------------------
                                                Investor Profile
-----------------------------------------------------------------------------------------------------------------------
Investor is willing     Investor is willing     Investor is willing     Investor is willing     Investor is willing
to accept a low level   at accept a low to      to accept a moderate    at accept a moderate    at accept a high
of risk, has a short    moderate level of       level of risk, has a    to high level of        level of risk, has a
term (less than five    risk, has a             moderately long term    risk, has a long term   long term (more than
years) investment       moderately short term   (10 to 20 years)        (15 to 20 years)        15 years) investment
time horizon and is     (less than ten years)   investment time         investment time         time horizon and has
looking for an          investment time         horizon and is          horizon and is          the temperament to
investment that is      horizon and is          looking for an          looking for a growth    ride out market
relatively stable in    looking for an          investment with the     oriented investment.    swings.
value.                  investment to keep      opportunity for long
                        pace with inflation.    term moderate growth.
-----------------------------------------------------------------------------------------------------------------------

                                               Investor Objective
-----------------------------------------------------------------------------------------------------------------------
High level of current   Growth and current      Growth of capital       Growth of capital but   Growth of capital.
income with             income. Target          with a low to           without the price       Target allocation mix
preservation of         allocation mix is 40%   moderate level of       swings of an all        is 100% equities.
capital. Target         equities and 60%        current income.         equity portfolio.
allocation mix is 20%   fixed income.           Target allocation mix   Target allocation mix
equities and 80%                                is 60% equities and     is 80% equities and
fixed income.                                   40% fixed income.       20% fixed income.
-----------------------------------------------------------------------------------------------------------------------

       PERCENTAGE ALLOCATIONS AND PORTFOLIO SELECTIONS FOR EXAMPLE ONLY

                                                        Portfolios                              Model A Model B Model C Model D
--------------------------------------------------------------------------------------------------------------------------------
Equities
--------------------------------------------------------------------------------------------------------------------------------
Large Cap Value             Franklin Templeton Variable Insurance Products Trust --
                            Mutual Shares Securities Fund -- Class 2 Shares                        2%      3%      4%      6%
                            ----------------------------------------------------------------------------------------------------
                            Van Kampen Life Investment Trust --
                            Comstock Portfolio -- Class II Shares                                  0%      1%      2%      2%
--------------------------------------------------------------------------------------------------------------------------------
Large Cap Blend             The Prudential Series Fund --
                            Jennison 20/20 Focus Portfolio -- Class II                             1%      6%      9%     12%
                            ----------------------------------------------------------------------------------------------------
                            Oppenheimer Variable Account Funds --
                            Oppenheimer Main Street Fund/VA  -- Service Shares                     1%      6%      9%     12%
--------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth            Janus Aspen Series -- Forty Portfolio -- Service Shares                2%      3%      5%      6%
                            ----------------------------------------------------------------------------------------------------
                            Fidelity(R) Variable Insurance Products Fund --
                            VIP Contrafund(R) Portfolio -- Service Class 2                         0%      3%      4%      6%
--------------------------------------------------------------------------------------------------------------------------------
International Value         AllianceBernstein Variable Products Series Fund, Inc. --
                            AllianceBernstein International Value Portfolio -- Class B             6%      9%     14%     18%
                            ----------------------------------------------------------------------------------------------------
International Growth        Columbia Funds Variable Insurance Trust I --
                            Columbia Marsico International Opportunities Fund, Variable Series     3%      5%      7%      9%
                            ----------------------------------------------------------------------------------------------------
                            AIM Variable Insurance Funds --
                            AIM V.I. International Growth Fund -- Series II shares                 3%      4%      6%      9%
--------------------------------------------------------------------------------------------------------------------------------
Specialty -- Real Estate    GE Investments Funds, Inc. --
                            Real Estate Securities Fund                                            2%      0%      0%      0%
--------------------------------------------------------------------------------------------------------------------------------

    Total % Equities                                                                              20%     40%     60%     80%
--------------------------------------------------------------------------------------------------------------------------------

Fixed Income
--------------------------------------------------------------------------------------------------------------------------------
High Yield Bonds            PIMCO Variable Insurance Trust --
                            High Yield Portfolio -- Administrative Class Shares                    0%      6%      4%      1%
                            ----------------------------------------------------------------------------------------------------
Long Term Government Bonds  PIMCO Variable Insurance Trust --
                            Long-Term U.S. Government Portfolio --  Administrative Class Shares    0%      6%      4%      4%
--------------------------------------------------------------------------------------------------------------------------------
Intermediate Term Bonds     PIMCO Variable Insurance Trust --
                            Total Return Portfolio -- Administrative Class Shares                 40%     30%     20%     10%
                            ----------------------------------------------------------------------------------------------------
                            GE Investments Funds, Inc. -- Income Fund                             20%     15%     10%      5%
--------------------------------------------------------------------------------------------------------------------------------
Bank Loan --Fixed Income    Eaton Vance Variable Trust -- VT Floating-Rate Income Fund            10%      0%      0%      0%
--------------------------------------------------------------------------------------------------------------------------------
Cash Equivalents            GE Investments Funds, Inc. -- Money Market Fund                       10%      3%      2%      0%
--------------------------------------------------------------------------------------------------------------------------------

    Total % Fixed Income                                                                          80%     60%     40%     20%
--------------------------------------------------------------------------------------------------------------------------------

                            Portfolios                              Model E
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust --
Mutual Shares Securities Fund -- Class 2 Shares                        7%
---------------------------------------------------------------------------
Van Kampen Life Investment Trust --
Comstock Portfolio -- Class II Shares                                  3%
---------------------------------------------------------------------------
The Prudential Series Fund --
Jennison 20/20 Focus Portfolio -- Class II                            15%
---------------------------------------------------------------------------
Oppenheimer Variable Account Funds --
Oppenheimer Main Street Fund/VA  -- Service Shares                    15%
---------------------------------------------------------------------------
Janus Aspen Series -- Forty Portfolio -- Service Shares                8%
---------------------------------------------------------------------------
Fidelity(R) Variable Insurance Products Fund --
VIP Contrafund(R) Portfolio -- Service Class 2                         7%
---------------------------------------------------------------------------
AllianceBernstein Variable Products Series Fund, Inc. --
AllianceBernstein International Value Portfolio -- Class B            23%
---------------------------------------------------------------------------
Columbia Funds Variable Insurance Trust I --
Columbia Marsico International Opportunities Fund, Variable Series    11%
---------------------------------------------------------------------------
AIM Variable Insurance Funds --
AIM V.I. International Growth Fund -- Series II shares                11%
---------------------------------------------------------------------------
GE Investments Funds, Inc. --
Real Estate Securities Fund                                            0%
---------------------------------------------------------------------------

                                                                     100%
---------------------------------------------------------------------------


---------------------------------------------------------------------------
PIMCO Variable Insurance Trust --
High Yield Portfolio -- Administrative Class Shares                    0%
---------------------------------------------------------------------------
PIMCO Variable Insurance Trust --
Long-Term U.S. Government Portfolio --  Administrative Class Shares    0%
---------------------------------------------------------------------------
PIMCO Variable Insurance Trust --
Total Return Portfolio -- Administrative Class Shares                  0%
---------------------------------------------------------------------------
GE Investments Funds, Inc. -- Income Fund                              0%
---------------------------------------------------------------------------
Eaton Vance Variable Trust -- VT Floating-Rate Income Fund             0%
---------------------------------------------------------------------------
GE Investments Funds, Inc. -- Money Market Fund                        0%
---------------------------------------------------------------------------

                                                                       0%
---------------------------------------------------------------------------

The Guarantee Account

                      Amounts in the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to this and other separate accounts. Subject to statutory authority, we have sole discretion over the investment of assets of the General Account. The assets of the General Account are chargeable with liabilities arising out of any business we may conduct.

                      Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guarantee Account under the Securities Act of 1933 (the "1933 Act"), and we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither the interests in the Guarantee Account nor our General Account are generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures relating to the interests in the Guarantee Account and the General Account, may however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement. The Guarantee Account may not be available in all states.

                      You may allocate some or all of your purchase payments and transfer some or all of your assets to the Guarantee Account. We credit the portion of the assets allocated to the Guarantee Account with interest (as described below). Assets in the Guarantee Account are subject to some, but not all, of the charges we assess in connection with your contract. See the "Charges and Other Deductions" provision.

                      Generally, you may allocate your premium payments and/or transfer assets to the Guarantee Account. We may limit the amount that may be allocated to the Guarantee Account. Currently, no more than 25% of your Contract Value, as determined at the time of allocation, may be allocated to the Guarantee Account. In addition, where permitted by state law, we will refuse new premium payments or transfers into the Guarantee Account when your assets in the Guarantee Account are equal to or greater than 25% of your Contract Value at the time of allocation. We generally exercise our right to limit or refuse allocations to the Guarantee Account when interest rate periods are low for prolonged periods of time. Amounts allocated to the Guarantee Account are credited interest (as described below). Assets in the Guarantee Account are subject to some, but not all, of the charges we assess in connection with your contract. See the "Charges and Other Deductions" provision in this prospectus. The Guarantee Account is not available to contract owners who have elected the Guaranteed Minimum Withdrawal Benefit for Life Rider or the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider.

                      Each time you allocate purchase payments or transfer assets to the Guarantee Account, we establish an interest rate guarantee period. For each interest rate guarantee period, we guarantee an interest rate for a specified period of time. At the end of an interest rate guarantee period, a new interest rate will become effective, and a new interest rate guarantee period will commence for the remaining portion of that particular allocation.

                      We determine interest rates at our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as purchase payments or transfers of assets under the contracts. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a guarantee period including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us; general economic trends; and competitive factors. Amounts you allocate to the Guarantee Account will not share in the investment performance of our General Account. We cannot predict or guarantee the level of interest rates in future guarantee periods. However, the interest rates for any interest rate guarantee period will be at least the guaranteed interest rate shown in your contract.

                      We will notify you in writing at least 5 days prior to the expiration date of any interest rate guarantee period about the then currently available interest rate guarantee periods and the guaranteed interest rates applicable to such interest rate guarantee periods. A new one year interest rate guarantee period will commence automatically unless we receive written notice prior to the end of the 30-day period following the expiration of the interest rate guarantee period ("30-day window") of your election of a different interest rate guarantee period from among those being offered by us at that time, or instructions to transfer all or a portion of the remaining amount to one or more Subaccounts subject to certain restrictions. See the "Transfers" provision of this prospectus for more information. During the 30-day window, the allocation will accrue interest at the new interest rate guarantee period's interest rate.

                      To the extent permitted by law, we reserve the right at any time to offer interest rate guarantee periods that differ from those available when we issued the contract, and to credit a higher rate of interest on purchase payments allocated to the Guarantee Account participating in a Dollar Cost Averaging program than would otherwise be credited if not participating in a Dollar Cost Averaging program. See the "Dollar Cost Averaging Program" provision. Such a program may not be available to all contracts. We also reserve the right, at any time, to stop accepting purchase payments or transfers of assets to a particular interest rate guarantee period. Since the specific interest rate guarantee periods available may change periodically, please contact our Home Office to determine the interest rate guarantee periods currently being offered.

Charges and Other Deductions

                      We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commission to the broker-dealers for selling the contracts. We intend to recover commissions, marketing, administrative and costs of contract benefits through fees and charges imposed under the contracts. See the "Sale of the Contracts" provision of this prospectus for more information.

                      All of the charges described in this section apply to assets allocated to the Separate Account. All assets in the Guarantee Account are subject to all of the charges described in this section except for the mortality and expense risk charge, the administrative expense charge, and the Joint Annuitant charge.

                      We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. Our administrative services include:

                         . processing applications for and issuing the
                           contracts;

                         . maintaining records;

                         . administering income payments;

                         . furnishing accounting and valuation services
                           (including the calculation and monitoring of daily Subaccount values);

                         . reconciling and depositing cash receipts;

                         . providing contract confirmations and periodic
                           statements;

                         . providing toll-free inquiry services; and

                         . furnishing telephone and internet transaction
                           services.

                      The risks we assume include:

                         . the risk that the death benefit will be greater than
                           the Surrender Value;

                         . the risk that the actual lifespan of persons
                           receiving income payments under the contract will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the contract and cannot be changed);

                         . the risk that more owners than expected will qualify
                           for waivers of the surrender charges; and

                         . the risk that our costs in providing the services
                           will exceed our revenues from contract charges (which cannot be changed by us).

                      The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all the sales and distribution expenses we actually incur. We may also realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

TRANSACTION
EXPENSES

SURRENDER CHARGE      We assess a surrender charge on total surrenders and
                      partial withdrawals of purchase payments, unless you meet an available exception as described below. You pay this charge to compensate us for the losses we experience on contract distribution costs.

                      We calculate the surrender charge separately for each purchase payment. For purposes of calculating this charge, we assume that you withdraw purchase payments on a first-in, first-out basis. We deduct the surrender charge proportionately from the Subaccounts (excluding the GIS Subaccount(s) if the Guaranteed Income Rider is elected at the time of application). However, if there are insufficient assets in the Subaccounts (excluding the GIS Subaccount(s) if the Guaranteed Income Rider is elected), we will deduct the charge from all assets in the Guarantee Account. Charges taken from the Guarantee Account will be taken first from assets that have been in the Guarantee Account for the longest period of time (and, if the Guaranteed Income Rider is elected, any remaining withdrawals will then be deducted from the GIS Subaccount(s) from the segment that has been in effect for the shortest period of time).

                      The surrender charge is as follows:

           Number of Completed Years Surrender Charge as a Percentage
               Since We Received          of the Surrendered or
             the Purchase Payment       Withdrawn Purchase Payment
           ----------------------------------------------------------
                       0                            6%
                       1                            6%
                       2                            6%
                       3                            6%
                       4                            5%
                       5                            4%
                       6                            3%
                   7 or more                        0%
           ----------------------------------------------------------

                      We do not assess the surrender charge:

                         . on amounts of Contract Value representing gain (as
                           defined below);

                         . on free withdrawal amounts (as defined below);


                         . on surrenders or partial withdrawals taken under
                           Optional Payment Plan 1, Optional Payment Plan 2, or Optional Payment Plan 3 (for a period of 5 or more years); or


                         . if a waiver of surrender charge provision applies.

                      You may withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge (the "free withdrawal amount"). We will deduct amounts surrendered first from purchase payments in the contract and then from any gain earned. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. (For tax purposes, a surrender is usually treated as a withdrawal of earnings first.) The free withdrawal amount will not apply to commutation value taken under the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider.


                      Further, we will waive the surrender charge if you annuitize the contract under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Joint Life and Survivor Income) or Optional Payment Plan 3 (Income for a Fixed Period) provided that you select a fixed period of 5 years or more. In addition, we will waive the surrender charges if you take income payments from the GIS Subaccount(s) pursuant to the terms of the Guaranteed Income Rider or if you take income payments pursuant to the terms of the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider. We may also waive surrender charges for certain withdrawals made pursuant to one of the Guaranteed Minimum Withdrawal Benefit Rider Options. See the "Optional Payment Plans," "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options," "Income Payments --Guaranteed Income Rider" and "Income Payments -- Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider" provisions of this prospectus.


                      We also will waive surrender charges arising from a surrender occurring before income payments begin if, at the time we receive the surrender request, we have received due proof that the Annuitant has a qualifying terminal illness (provided the illness was diagnosed at least one year after the Contract Date). If you surrender the contract under the terminal illness waiver, please remember that we will pay your Contract Value, which could be less than the death benefit otherwise available. The terms and conditions of the waiver is set forth in your contract.

DEDUCTIONS FROM       We deduct from the Separate Account an amount, computed
THE SEPARATE          daily, at an annual rate of 1.15% of your daily net
ACCOUNT               assets of the Separate Account. The charge consists of a
                      mortality and expense risk charge at an effective annual rate of 1.00% and an administrative expense charge at an effective annual rate of 0.15%. If the contract is a Joint Annuitant contract, we assess an additional Joint
                      Annuitant charge at an effective annual rate of 0.20% against the daily net asset value of the Separate
                      Account. We will also assess the applicable charge for any optional benefit you may elect, as described below.
                      The deductions from the Separate Account are reflected in your Contract Value.

CHARGES FOR THE
LIVING BENEFIT
RIDER OPTIONS

CHARGE FOR THE        We charge you for expenses related to the Guaranteed
GUARANTEED INCOME     Income Rider, if you elect this option at the time of
RIDER                 application. This charge is deducted daily from the
                      Separate Account at an annual rate of 0.50% of the daily net assets of the Separate Account. The deduction from the Separate Account is reflected in your Contract Value.
                      You may elect to receive monthly income under this rider or you may elect to transfer the value in the GIS
                      Subaccount(s) to another investment option under your contract and receive income payments. If you elect to transfer the value in the GIS Subaccount(s) to another investment option and receive income payments, the rider charge will end. The Guaranteed Income Rider may not be available in all states. We reserve the right to discontinue offering the Guaranteed Income Rider at any time and for any reason.

CHARGES FOR THE       We charge you for expenses related to the Guaranteed
GUARANTEED MINIMUM    Minimum Withdrawal Benefit Rider and the Guaranteed
WITHDRAWAL BENEFIT    Minimum Withdrawal Benefit for Life Rider. Each rider is
RIDER OPTIONS         a separate rider with a separate charge. You cannot
                      purchase both riders together. If you wish to elect either the Guaranteed Minimum Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit for Life Rider, you must do so at the time of application.

Guaranteed            We assess a charge for the Guaranteed Minimum Withdrawal
Minimum               Benefit Rider equal to an annualized rate of 0.50% of the
Withdrawal            daily net assets of the Separate Account. The deduction
Benefit Rider         from the Separate Account is reflected in your Contract
                      Value. The charge for this rider continues even if you do not allocate assets in accordance with the prescribed
                      Investment Strategy and the benefits you are eligible to receive are reduced.

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



                      If you reset your benefit and allocate assets in accordance with the prescribed Investment Strategy available at that time, we will reset the charge for the rider, which may be higher than your previous charge, but will never exceed an annualized rate of 1.00% of your daily net assets in the Separate Account.

                      The Guaranteed Minimum Withdrawal Benefit Rider may not be available in all states. We reserve the right to discontinue offering the Guaranteed Minimum Withdrawal Benefit Rider at any time and for any reason.

Guaranteed            We assess a charge for the Guaranteed Minimum Withdrawal
Minimum               Benefit for Life Rider equal to an annualized rate of
Withdrawal            0.60% of the daily net assets of the Separate Account for
Benefit for Life      single Annuitant contracts and 0.75% of the daily net
Rider                 assets of the Separate Account for Joint Annuitant
                      contracts. For purposes of this rider, once a contract is a Joint Annuitant contract, and the higher rider charge is applied, the higher rider charge will continue while the rider is in effect, even if the contract becomes a single Annuitant contract. The rider charge for a Joint
                      Annuitant contract is in addition to the Joint Annuitant charge that is applicable and charged on the contract.

                      The deduction for the rider charge from the Separate Account is reflected in your Contract Value. The charge for this rider continues even if you do not allocate assets in accordance with the prescribed Investment Strategy and the benefits you are eligible to receive are reduced. If you reset your benefit and allocate assets in accordance with the prescribed Investment Strategy available at that time, we will reset the charge for the rider, which may be higher than your previous charge, but will never exceed an annualized rate of 2.00% of your daily net assets in the Separate Account.

                      The Guaranteed Minimum Withdrawal Benefit for Life Rider may not be available in all states. We reserve the right to discontinue offering the Guaranteed Minimum Withdrawal Benefit for Life Rider at any time and for any reason.

CHARGE FOR THE        We assess a charge for the Payment Protection with
PAYMENT PROTECTION    Commutation Immediate and Deferred Variable Annuity Rider
WITH COMMUTATION      equal to an annualized rate of 0.50% of the daily net
IMMEDIATE AND         assets of the Separate Account for single Annuitant
DEFERRED VARIABLE     contracts and 0.65% of the daily net assets of the
ANNUITY RIDER         Separate Account for Joint Annuitant contracts. For
                      purposes of this rider, once a contract is a Joint
                      Annuitant contract, and the higher rider charge is applied, the higher rider charge will continue while the rider is in effect, even if the contract becomes a single
                      Annuitant contract. The rider charge for a Joint
                      Annuitant contract is in addition to the Joint Annuitant charge that is applicable and charged on the contract.

                      The deduction for the rider charge from the Separate Account is reflected in your Contract Value and the value of your Annuity Units. The charge for this rider continues even if you do not allocate assets in accordance with the prescribed Investment Strategy and the benefits you are eligible to receive are reduced. If you reset your benefit and allocate assets in accordance with the prescribed Investment Strategy available at that time, we will reset the charge for the rider, which may be higher than your previous charge, but will never exceed an annual rate of 1.25%.

                      If you purchase the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, after the Annuity Commencement Date you may request to terminate your contract and the rider and (assuming the right to cancel period has ended) receive the commuted value of your income payments in a lump sum (the "commutation value"). In calculating the commutation value, we assess a commutation charge. The amount of the commutation charge will be the surrender charge that would otherwise apply under the contract, in accordance with the surrender charge schedule.

CHARGES FOR THE
DEATH BENEFIT
RIDER OPTIONS

CHARGE FOR THE        We charge you for expenses related to the Annual Step-Up
ANNUAL STEP-UP DEATH  Death Benefit Rider if you elect this option at the time
BENEFIT RIDER         of application. We deduct this charge against your assets
                      in the Separate Account at each contract anniversary and at surrender to compensate us for the increased risks and expenses associated with providing this death benefit rider. We will allocate the charge for the Annual Step-Up
                      Death Benefit Rider among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time we take the charge. If your assets in the Separate Account are not sufficient to cover the charge, we will deduct the charge first from your assets in the Separate
                      Account, if any, and then from your assets in the Guarantee Account, if available, from the amounts that have been in the Guarantee Account for the longest period of time. At surrender, we will charge you a pro rata portion of the annual charge. The charge for the Annual
                      Step-Up Death Benefit Rider is an annual rate of 0.20% of your Contract Value at the time of the deduction.

CHARGE FOR THE 5%     We charge you for expenses related to the 5% Rollup Death
ROLLUP DEATH          Benefit Rider if you elect this option at the time of
BENEFIT RIDER         application. We deduct this charge against your assets in
                      the Separate Account at each contract anniversary and at surrender to compensate us for the increased risks and expenses associated with providing this death benefit rider. We will allocate the charge for the 5% Rollup
                      Death Benefit Rider among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time we take the charge. If your assets in the Separate Account are not sufficient to cover the charge, we will deduct the charge first from your assets in the Separate
                      Account, if any, and then from your assets in the Guarantee

                      Account, if available, from the amounts that have been in the Guarantee Account for the longest period of time. At surrender, we will charge you a pro rata portion of the annual charge. The charge for the 5% Rollup Death Benefit Rider is 0.30% of your Contract Value at the time of the deduction.

CHARGE FOR THE        We charge you for expenses related to the Earnings
EARNINGS PROTECTOR    Protector Death Benefit Rider if you elect this option at
DEATH BENEFIT RIDER   the time of application. We deduct this charge against
                      your assets in the Separate Account on each contract anniversary and at surrender to compensate us for the increased risks and expenses associated with providing this death benefit rider. We will allocate the charge for the Earnings Protector Death Benefit Rider among the
                      Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate
                      Account at the time we take the charge. If your assets in the Separate Account are not sufficient to cover the charge, we will deduct the charge first from your assets in the Separate Account, if any, and then from your assets in the Guarantee Account, if available, from the amounts that have been in the Guarantee Account for the longest period of time. At surrender we will charge you a pro rata portion of the annual charge. The charge for the Earnings Protector Death Benefit Rider is 0.30% of your
                      Contract Value at the time of the deduction.

CHARGE FOR EARNINGS   We charge you for expenses related to the Earnings
PROTECTOR AND         Protector and Greater of Annual Step-Up and 5% Rollup
GREATER OF ANNUAL     Death Benefit Rider if you elect this option at the time
STEP-UP AND 5%        of application. We deduct this charge against your assets
ROLLUP DEATH          in the Separate Account on each contract anniversary and
BENEFIT RIDER         at surrender to compensate us for the increased risks and
                      expenses associated with providing this death benefit rider. We will allocate the charge for the Earnings
                      Protector and Greater of Annual Step-Up and 5% Rollup
                      Death Benefit Rider among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time we take the charge. If your assets in the Separate Account are not sufficient to cover the charge, we will deduct the charge first from your assets in the Separate
                      Account, if any, and then from your assets in the Guarantee Account, if available, from the amounts that have been in the Guarantee Account for the longest period of time. At surrender, we will charge you a pro rata portion of the annual charge. The charge for the Earnings
                      Protector and Greater of Annual Step-Up and 5% Rollup
                      Death Benefit Rider is 0.70% of your Contract Value at the time of the deduction.

OTHER CHARGES

DEDUCTIONS FOR        We will deduct charges for any premium tax or other tax
PREMIUM TAX           levied by any governmental entity from purchase payments
                      or Contract Value when the premium tax is incurred or when we pay proceeds under the contract (proceeds include surrenders, partial withdrawals, income payments and death benefit payments).

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




                      The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. The premium tax generally depends upon the law of your state of residence. The tax generally ranges from 0.0% to 3.5%.

PORTFOLIO CHARGES     Each Portfolio incurs certain fees and expenses. These
                      include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees and/or service share fees, if applicable. To pay for these expenses, the Portfolio makes deductions from its assets. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

TRANSFER CHARGES      We reserve the right to impose a charge of up to $10 per
                      transfer after the twelfth transfer in a calendar year.
                      This charge is at our cost with no profit to us.

The Contract

                      The contract is an individual flexible purchase payment variable deferred annuity contract. Your rights and benefits are described below and in the contract. There may be differences in your contract (such as differences in fees, charges and benefits) because of requirements of the state where we issued your contract. We will include any such differences in your contract.

PURCHASE OF           If you wish to purchase a contract, you must apply for it
THE CONTRACT          through an authorized sales representative. The sales
                      representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a contract. We then send the contract to you through your sales representative. See the "Sale of the Contracts" provision of this prospectus.

                      If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial purchase payment no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold your initial purchase payment for no more than five business days. If the incomplete application cannot be completed within five days, we will inform you of the reasons, and will return your purchase payment immediately, unless you specifically authorize us to keep it until the application is complete. Once you complete your application, we must apply the initial purchase payment within two business days. We apply any additional purchase payments you make on the Valuation Day we receive them at our Home Office.

                      To apply for a contract, you must be of legal age in a state where we may lawfully sell the contracts and, if part of a plan, you must also be eligible to participate in any of the qualified or non-qualified retirement plans for which we designed the contracts. The Annuitant(s) cannot be older than age 85, unless we approve a different age. Various firms and financial institutions that sell our products have their own guidelines on when certain products are suitable and may impose issue age restrictions which are younger than those stated in our contracts and/or riders. We neither influence, nor agree or disagree with the age restrictions imposed by firms and financial institutions.

                      This contract may be used with certain tax qualified retirement plans. The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. The purchase of this contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. If you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefit, income benefits and other non-tax-related benefits. Please consult a tax adviser for information specific to your circumstances in order to determine whether the contract is an appropriate investment for you.

                      Purchasing the contract through a tax-free "Section 1035" exchange. Section 1035 of the Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can use the proceeds from another annuity contract to make purchase payments for this contract. Before making an exchange to acquire this contract, you should carefully compare this contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this contract and this contract has its own surrender charges that would apply to you. The other fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract. In addition, you may have to pay federal income and penalty taxes on the exchange if it does not qualify for Section 1035 treatment. You should not exchange another contract for this contract unless you determine, after evaluating all of the facts, that the exchange is in your best interest. Please note that the person who sells you this contract generally will earn a commission.

OWNERSHIP             As owner, you have all rights under the contract, subject
                      to the rights of any irrevocable beneficiary. You may name a joint owner for a Non-Qualified Contract. Joint owners have equal undivided interests in their contract.
                      That means that each owner may exercise any ownership rights on behalf of the other, except ownership changes.
                      In addition, when the joint owner is not the owner's spouse, consent must be obtained from both owners when exercising rights under the contract.

                      Joint owners also have the right of survivorship. This means if a joint owner dies, his or her interest in the contract passes to the surviving owner, subject to the provisions in "The Death Benefit" section of the contract and any death benefit provisions in an applicable living benefit rider option.

                      You must have our approval to add a joint owner after we issue the contract. We may require additional information if joint ownership is requested after the contract is issued.

                      Subject to certain restrictions imposed by electable rider options and as otherwise stated below, before the Annuity Commencement Date, you may change:

                         . your Annuity Commencement Date;

                         . your optional payment plan;

                         . the allocation of your investments among the
                           Subaccounts and/or the Guarantee Account (subject to certain restrictions listed in your contract and in the "Transfers" provision); and

                         . the owner, joint owner, primary beneficiary, and
                           contingent beneficiary (unless the primary beneficiary or contingent beneficiary is named as an irrevocable beneficiary) upon written notice to the Home Office, provided you reserved this right and the Annuitant(s) is living at the time of the request. If you change a beneficiary, your payment plan selection will no longer be in effect unless you request that it continue. In addition, during the Annuitant(s) life, you can change any non-natural owner to another non-natural owner. Changing the owner or joint owner may have tax consequences and you should consult a tax adviser before doing so. Any new owner approved by us is subject to the terms and conditions of the contract. Any new owner must be acceptable to us.

                      Neither the Annuitant nor the Joint Annuitant can be changed.

                      We must receive your request for a change in a form satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment made before we recorded the change. Please note that if you elect the Guaranteed Income Rider at the time of application, you may not change your scheduled Income Start Date or your optional payment plan. In addition, withdrawals and/or transfers from the GIS Subaccount(s) will lower your guaranteed income floor and cause you to lose your right to continue to make scheduled transfers into the segment from which the withdrawal and/or transfer was made. If you elect the Payment Protection with Commutation Immediate and Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options at the time of application, the benefits you receive under such rider may be reduced if your assets are not allocated in accordance with the Investment Strategy prescribed by your rider. You may not, however, change the optional payment plan once elected at the time of application.

ASSIGNMENT            An owner of a Non-Qualified Contract may assign some or
                      all of his or her rights under the contract. However, an assignment must occur before any income payments begin and while the Annuitant is still living. Once proper notice of the assignment is recorded by our Home Office, the assignment will become effective as of the date the written request was signed.

                      Qualified Contracts, IRAs and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.

                      If you elect the Payment Protection with Commutation Immediate and Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options, our Home Office must approve any assignment, unless such assignment was made pursuant to a court order.

                      The Guaranteed Income Rider will terminate upon assignment of the contract unless such assignment is a result of legal process. Upon termination of the Guaranteed Income Rider, all assets in the GIS Subaccount(s) will be transferred to the GE Investments Funds, Inc. -- Money Market Fund as of the Valuation Day the assignment is received. (If the assignment is received on a non-Valuation Day, the assets will be transferred on the next Valuation Day.)

                      We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until our Home Office receives sufficient direction from the owner and the assignee regarding the proper allocation of contract rights.

                      Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the Contract Value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to an IRS tax penalty equal to 10% of the amount included in gross income.

                      Assignment of the entire Contract Value may cause the portion of the contract exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

PURCHASE              You may make purchase payments at any frequency and in
PAYMENTS              the amount you select, subject to certain restrictions,
                      including restrictions that may be imposed by terms of elected riders. You must obtain our approval before you make total purchase payments for an Annuitant age 79 or younger that exceed $2,000,000. If any Annuitant is age
                      80 or older at the time of payment, the total amount not subject to prior approval is $1,000,000. Purchase payments may be made at any time prior to the Annuity
                      Commencement Date, the surrender of the contract, or the death of the owner (or joint owner, if applicable), whichever comes first. We reserve the right to refuse to accept a purchase payment for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

                      The minimum initial purchase payment is $10,000 ($2,000 if your contract is an IRA contract). We may accept a lower initial purchase payment in the case of certain group sales. Each additional purchase payment must be at least $250 for Non-Qualified Contracts ($200 if paid by electronic fund transfers), $50 for IRA contracts and $100 for other Qualified Contracts.

VALUATION DAY         We will value Accumulation Units and Annuity Units once
AND VALUATION         daily as of the close of regular trading (currently 4:00
PERIOD                p.m. Eastern time) for each day the New York Stock
                      Exchange is open, except for days on which a Portfolio does not value its shares. If a Valuation Period contains more than one day, the unit values will be the same for each day in the Valuation Period.

ALLOCATION OF         We place purchase payments into the Subaccounts, each of
PURCHASE              which invests in shares of a corresponding Portfolio,
PAYMENTS              and/or the Guarantee Account, according to your
                      instructions. You may allocate purchase payments to up to 20 Subaccounts and the Guarantee Account at any one time.
                      The Guarantee Account may not be available in all states.
                      The percentage of any purchase payment that you can put into any one Subaccount or interest rate guarantee period must equal a whole percentage and cannot be less than $100. In addition, currently, no more than 25% of your Contract Value, as determined at the time of allocation, may be allocated to the Guarantee Account.

                      If you have elected the Guaranteed Income Rider, you may not allocate purchase payments directly to the GIS Subaccount(s); allocations to the GIS Subaccount(s) must be made by scheduled transfers pursuant to pro rata scheduled transfers from all other Subaccounts in which you have assets. If you have elected the Payment Protection with Commutation Immediate and Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options, you must allocate all purchase payments in accordance with the Investment Strategy prescribed by each rider in order to obtain the full benefit of the rider. The benefits you receive under the rider may be reduced if your purchase payments are not allocated in accordance with the Investment Strategy. See the "Surrenders and Partial Withdrawals -- Guaranteed Minimum Withdrawal Benefit Rider Options" and "Income Payments -- Payment Protection with Commutation Immediate and Variable Annuity Rider" provisions in the prospectus.

                      Upon allocation to the appropriate Subaccounts, we convert purchase payments into Accumulation Units. We determine the number of Accumulation Units credited by dividing the amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount on the Valuation Day on which we receive any additional purchase payment at our Home Office. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation Unit.

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                      However, the dollar value of an Accumulation Unit will
                      vary depending not only upon how well the Portfolio's investments perform, but also upon the charges of the Separate Account and the Portfolios.

                      You may change the allocation of subsequent purchase payments at any time, without charge, by sending us acceptable notice. The new allocation will apply to any purchase payments made after we receive notice of the change.

VALUATION OF          Partial withdrawals, surrender and/or payment of the
ACCUMULATION          death benefit all result in the cancellation of an
UNITS                 appropriate number of Accumulation Units. We cancel
                      Accumulation Units as of the end of the Valuation Period in which we receive notice or instructions with regard to the partial withdrawal, surrender or payment of a death benefit. The Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the net investment factor (described below). We arbitrarily set the Accumulation Unit value at the inception of the Subaccount at $10. On any Valuation Day, we determine your Subaccount value by multiplying the number of Accumulation Units attributable to your contract by the Accumulation Unit value for that day.

                      The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the Portfolio held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charges and administrative expense charge from assets in the Subaccount. If any "ex-dividend" date occurs during the Valuation Period, we take into account the per share amount of any dividend or capital gain distribution so that the unit value is not impacted. Also, if we need to reserve money for taxes, we take into account a per share charge or credit for any taxes reserved for which we determine to have resulted from the operations of the Subaccount.

                      The value of an Accumulation Unit may increase or decrease based on the net investment factor. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the Portfolio because of the deduction of Separate Account charges. Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. See the Statement of Additional Information for more details.

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Transfers

TRANSFERS             All owners may transfer all or a portion of their assets
BEFORE THE            between and among the Subaccounts of the Separate Account
ANNUITY               and the Guarantee Account on any Valuation Day prior to
COMMENCEMENT          the Annuity Commencement Date, subject to certain
DATE                  conditions that are stated below. Owners may not,
                      however, transfer assets in the Guarantee Account from one interest rate guarantee period to another interest rate guarantee period. If you elect the Guaranteed Income
                      Rider, once you make a transfer from a segment that corresponds to a GIS Subaccount, you may not make subsequent purchase payments or transfers to that segment corresponding to that GIS Subaccount. If you elect the Payment Protection with Commutation Immediate and
                      Variable Annuity Rider or one of the Guaranteed Minimum
                      Withdrawal Benefit Rider Options, the benefits you receive under such rider may be reduced if, after a transfer, your assets are not allocated in accordance with the prescribed Investment Strategy.

                      We process transfers among the Subaccounts and between the Subaccounts and the Guarantee Account as of the end of the Valuation Period that we receive the transfer request in good order at our Home Office. There may be limitations placed on multiple transfer requests made at different times during the same Valuation Period involving the same Subaccounts or the Guarantee Account. We may postpone transfers to, from or among the Subaccounts and/or the Guarantee Account under certain circumstances. See the "Requesting Payments" provision of this prospectus.

TRANSFERS FROM        We may limit and/or restrict transfers from the Guarantee
THE GUARANTEE         Account to the Subaccounts. For any allocation from the
ACCOUNT TO THE        Guarantee Account to the Subaccounts, the limited amount
SUBACCOUNTS           will not be less than any accrued interest on that
                      allocation plus 25% of the original amount of that allocation. Unless you are participating in a Dollar Cost
                      Averaging program (see the "Dollar Cost Averaging
                      Program" provision), you may make such transfers only during the 30-day period beginning with the end of the preceding interest rate guarantee period applicable to that particular allocation. We also may limit the amount that you may transfer to the Subaccounts.

TRANSFERS             We may restrict certain transfers from the Subaccounts to
FROM THE              the Guarantee Account. The Guarantee Account may not be
SUBACCOUNTS TO        available in all states. We may also limit the amount
THE GUARANTEE         that may be allocated to the Guarantee Account.
ACCOUNT               Currently, no more than 25% of your Contract Value, as
                      determined at the time of allocation, may be allocated to the Guarantee Account. In addition, where permitted by state law, we will refuse new premium payments or transfers into the Guarantee Account when your assets in the Guarantee Account are equal to or greater than 25% of your Contract Value at the time of allocation. We generally exercise our right to limit or refuse allocations to the Guarantee Account when interest rate periods are low for prolonged periods of time. In

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                      addition, we reserve the right to prohibit or limit
                      transfers from the Subaccounts to the Guarantee Account during the six-month period following the transfer of any amount from the Guarantee Account to any Subaccount.

TRANSFERS             All owners may submit 12 Subaccount transfers each
AMONG THE             calendar year by voice response, Internet, telephone,
SUBACCOUNTS           facsimile, U.S. Mail or overnight delivery service. Once
                      such 12 Subaccount transfers have been executed, a letter will be sent notifying owners that they may submit additional transfers only in writing by U.S. Mail or by overnight delivery service. Transfer requests sent by same day mail, courier service, Internet, telephone or facsimile will not be accepted under any circumstances.
                      Once we receive your mailed transfer request, such transfer cannot be cancelled. We also will not cancel transfer requests that have not yet been received, i.e., you may not call to cancel a transfer request sent by U.S. Mail or overnight delivery service. If you wish to change a transfer request sent by U.S. Mail or overnight delivery service, such change must also be sent in writing by U.S. Mail or by overnight delivery service. We will process that transfer request as of the Valuation
                      Day the new transfer request is received at our Home
                      Office.

                      Currently, we do not charge for transfers. However, we reserve the right to assess a charge of up to $10 per transfer after the first transfer in a calendar year. The minimum transfer amount is $100 or the entire balance in the Subaccount or interest rate guarantee period if the transfer will leave a balance of less than $100.

                      We also reserve the right to not honor your transfer request if your transfer is a result of more than one trade involving the same Subaccount within a 30-day period. We will generally invoke this right when either the Portfolio(s) or we see a pattern of frequent transfers between the same Portfolios within a short period of time (i.e., transfers among the same Subaccounts occur within five to 15 days of each other).

                      In addition, we may not honor transfers made by third parties. See the "Transfers by Third Parties" provision of this prospectus.

                      If a transfer request is not processed, a letter will be sent notifying you that your transfer request was not honored. If we do not honor a transfer request, we will not count that request as a transfer for purposes of the 12 transfers allowed each calendar year as described in the previous paragraphs.

                      When thinking about a transfer of assets, you should consider the inherent risks involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time. Also, because certain restrictions on transfers are applied at the discretion of the Portfolios in which the Subaccount invests, it is possible that owners will be treated differently and there could be

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                      inequitable treatment among owners if a Portfolio does
                      not apply equal treatment to all shareholders. See the "Special Note on Frequent Transfers" provision of this prospectus.

                      These restrictions will apply to all owners and their designated third party(ies), unless such transfer is being made pursuant to:

                        (1) a Dollar Cost Averaging program;

                        (2) a Portfolio Rebalancing program;

                        (3) the terms of an approved Fund substitution or Fund
                            liquidation; or

                        (4) a Portfolio's refusal to allow the purchase of
                            shares, either on behalf of an individual owner or the entire Separate Account, in which case, the Portfolio's refusal to allow the purchase of shares will not be considered a transfer for calculation of the 12 transfers allowed per calendar year by voice response, telephone, facsimile, U.S. Mail or overnight delivery service.

                      In addition, the restrictions and charges listed above do not apply to any:

                        (1) scheduled transfers made to the GIS Subaccount(s)
                            pursuant to the terms of the Guaranteed Income Rider; or

                        (2) transfers made among the Subaccounts pursuant to
                            automatic rebalancing of assets made under the terms of the Payment Protection with Commutation Immediate and Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options.

                      Sometimes, we will not honor transfer requests. We will not honor a transfer request if:

                        (1) any Subaccount that would be affected by the
                            transfer is unable to purchase or to redeem shares of the Portfolio in which the Subaccount invests; or

                        (2) the transfer would adversely affect unit values.

                      The affected Portfolio(s) determine whether these items apply.

                      We will treat all owners equally with respect to transfer requests.

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TELEPHONE/            All owners may make their first 12 transfers in any
INTERNET              calendar year among the Subaccounts or between the
TRANSACTIONS          Subaccounts and the Guarantee Account by calling or
                      electronically contacting us. Transactions that can be conducted over the telephone and Internet include, but are not limited to:

                        (1) the first 12 transfers of assets among the
                            Subaccounts or between the Subaccounts and the Guarantee Account in any calendar year (this includes any changes in purchase payment allocations when such changes include a transfer of assets);

                        (2) Dollar Cost Averaging; and

                        (3) Portfolio Rebalancing.

                      We employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, but are not limited to:

                        (1) requiring you or a third party to provide some form
                            of personal identification before we act on the telephone/Internet instructions;

                        (2) confirming the telephone/Internet transaction in
                            writing to you or a third party you authorized;
                            and/or

                        (3) tape recording telephone instructions or retaining
                            a record of your electronic request.

                      We reserve the right to limit or prohibit telephone and Internet transactions.

                      We will delay making a payment or processing a transfer request if:

                        (1) the disposal or valuation of the Separate Account's
                            assets is not reasonably practicable because the New York Stock Exchange is closed;

                        (2) on nationally recognized holidays, trading is
                            restricted by the New York Stock Exchange;

                        (3) an emergency exists making the disposal or
                            valuation of securities held in the Separate
                            Account impracticable; or

                        (4) the SEC by order permits postponement of payment to
                            protect our owners.

                      Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

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CONFIRMATION OF       We will not be liable for following instructions that we
TRANSACTIONS          reasonably determine to be genuine. We will send you a
                      confirmation of any transfer we process. You are responsible for verifying transfer confirmations and notifying us of any errors within 30 days of receiving the confirmation statement.

SPECIAL NOTE          Please note that the Internet or our telephone system may
ON RELIABILITY        not always be available. Any computer or telephone
                      system, whether it is ours, yours, your service provider's, or your registered representative's, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transaction request by writing our Home Office.

TRANSFERS BY          As a general rule and as a convenience to you, we allow
THIRD PARTIES         you to give third parties the right to conduct transfers
                      on your behalf. However, when the same third party possesses this ability on behalf of many owners, the result can be simultaneous transfers involving large amounts of assets. Such transfers can disrupt the orderly management of the Portfolios underlying the contract, can result in higher costs to owners, and are generally not compatible with the long-range goals of owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all beneficial shareholders of the Portfolios, and the management of the Portfolios share this position.

                      We have procedures to assure that the transfer requests that we receive have, in fact, been made by the owners in whose names they are submitted.

                      Consequently, we may refuse transfers made by third parties on behalf of an owner in a number of circumstances, which include but are not limited to:

                        (1) transfers made on behalf of many owners by one
                            third party (or several third parties who belong to the same firm) where the transfer involves the same Subaccounts and large amounts of assets;

                        (2) when we have not received adequate authorization
                            from the owner allowing a third party to make transfers on his or her behalf; and

                        (3) when we believe, under all facts and circumstances
                            received, that the owner or his or her authorized agent is not making the transfer.

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                      We require documentation to provide sufficient proof that
                      the third party making the trade is in fact duly authorized by the owner. This information includes, but is not limited to:

                        (1) documentation signed by the owner or a court
                            authorizing a third party to act on the owner's behalf;

                        (2) passwords and encrypted information;

                        (3) additional owner verification when appropriate; and

                        (4) recorded conversations.

                      We will not be held liable for refusing a transfer made by a third party when we have a reasonable basis for believing such third party is not authorized to make a transfer on the owner's behalf or we have a reasonable basis for believing the third party is acting in a fraudulent manner.

SPECIAL NOTE ON       The Separate Account does not accommodate frequent
FREQUENT              transfers of Contract Value among Subaccounts. When
TRANSFERS             owners or someone on their behalf submit requests to
                      transfer all or a portion of their assets between Subaccounts, the requests result in the purchase and redemption of shares of the Portfolios in which the Subaccounts invest. Frequent Subaccount transfers, therefore, cause corresponding frequent purchases and redemptions of shares of the Portfolios.

                      Frequent purchases and redemptions of shares of the Portfolios can dilute the value of a Portfolio's shares, disrupt the management of the Portfolio's investment portfolio, and increase brokerage and administrative costs. Accordingly, when an owner or someone on their behalf engages in frequent Subaccount transfers, other owners and persons with rights under the contracts (such as the beneficiaries) may be harmed.

                      The Separate Account discourages frequent transfers, purchases and redemptions. To discourage frequent Subaccount transfers, we adopted the policy described in the "Transfers Among the Subaccounts" section. This policy requires owners who request more than 12 Subaccount transfers in a calendar year to submit such requests in writing by U.S. Mail or by overnight delivery service (the "U.S. Mail requirement"). The U.S. Mail requirement creates a delay of at least one day between the time transfer decisions are made and the time such transfers are processed. This delay is intended to discourage frequent Subaccount transfers by limiting the effectiveness of abusive "market timing" strategies (in particular, "time-zone" arbitrage) that rely on "same-day" processing of transfer requests.

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                      In addition, we will not honor transfer requests if any
                      Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Accumulation Unit values. Whether these restrictions apply is determined by the affected Portfolio(s), and although we apply the restrictions uniformly when we receive information from the Portfolio(s), we cannot guarantee that the Portfolio(s) will apply their policies and procedures in a uniform basis.

                      There can be no assurance that the U.S. Mail requirement will be effective in limiting frequent Subaccount transfers or that we can prevent all frequent Subaccount transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally. For instance, imposing the U.S. Mail requirement after 12 Subaccount transfers may not be restrictive enough to deter owners seeking to engage in abusing market timing strategies.

                      We may revise our frequent Subaccount transfer policy and related procedures, at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter frequent transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally, to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on owners engaging in frequent Subaccount transfers. For example, we may invoke our right to refuse transfers if the transfer involves the same Subaccount within a 30-day period and/or we may change our procedures to monitor for a different number of transfers within a specified time period or to impose a minimum time period between each transfer.

                      There are inherent risks that changing our policies and procedures in the future may not be effective in limiting frequent Subaccount transfers. We will not implement any policy and procedure at the contract level that discriminates among owners; however, we may be compelled to adopt policies and procedures adopted by the Portfolios on behalf of the Portfolios and we will do so unless we cannot service such policies and procedures or we believe such policies and procedures contradict state or federal regulations or such policies and procedures contradict with the terms of your contract.

                      As stated in the previous paragraph, each of the Portfolios in which the Subaccounts invest may have its own policies and procedures with respect to frequent purchases and redemption of Portfolio shares. The prospectuses for the Portfolios describe any such policies and procedures. For example, a Portfolio may impose redemption fees. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage frequent Subaccount

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                      transfers. Under rules recently adopted by the SEC,
                      effective October 16, 2006, we are required to enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide promptly, upon request by the Portfolio, certain information to the Portfolio about the trading activity of individual contract owners. We must then execute any instructions from the Portfolio to restrict or prohibit further purchases or transfers by a specific contract owner of Accumulation Units or Annuity Units of the Subaccount that invests in that Portfolio, where such contract owner has been identified by the Portfolio as having engaged in transactions (indirectly through such Subaccount) that violate policies established by the Portfolio for the purpose of eliminating or reducing any dilution of the value of the outstanding shares of the Portfolio. We will inform any contract owners whose future purchases and transfers of a Subaccount's units have been restricted or prohibited by a Portfolio. Owners should be aware that we may not have the operational capability to monitor owners' Subaccount transfer requests and apply the frequent trading policies and procedures of the respective Portfolios that would be affected by the transfers. Accordingly, owners and other persons who have material rights under the contracts should assume that the sole protection they may have against potential harm from frequent Subaccount transfers is the protection, if any, provided by the policies and procedures we have adopted to discourage frequent Subaccount transfers.

                      Owners and other persons with material rights under the contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. These omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the Portfolios will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Portfolios. In addition, if a Portfolio believes an omnibus order we submit may reflect one or more Subaccount transfer requests from owners engaged in frequent transfer activity, the Portfolio may reject a portion of or the entire omnibus order. If a Portfolio rejects part of an omnibus order it believes is attributable to transfers that exceed its market timing policies and procedures, it will return the amount to us, and we will credit the amount to the owner as of the Valuation Day of our receipt of the amount. You may realize a loss if the unit value on the Valuation Day we credit the amount back to your account has increased since the original date of your transfer.

                      We apply our policies and procedures without exception, waiver, or special arrangement.

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DOLLAR COST           The Dollar Cost Averaging program permits you to
AVERAGING             systematically transfer on a monthly or quarterly basis a
PROGRAM               set dollar amount from the Subaccount investing in the GE
                      Investments Funds, Inc. -- Money Market Fund and/or the
                      Guarantee Account to any combination of other available
                      Subaccounts (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the contract). The Dollar Cost Averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase
                      Accumulation Units when their value is low as well as when it is high. Dollar Cost Averaging does not assure a profit or protect against a loss.

                      You may participate in the Dollar Cost Averaging program:

                        (1) by electing it on your application; or

                        (2) by contacting an authorized sales representative; or

                        (3) by calling us at (800) 352-9910.

                      To use the program, you must transfer at least $100 from the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund and/or interest rate guarantee period with each transfer.

                      The Dollar Cost Averaging program will begin 30 days after we receive all required forms with your instructions and any necessary purchase payment unless we allow an earlier date. We will discontinue your participation in the Dollar Cost Averaging program:

                         . on the business day we receive your request to
                           discontinue the program in writing or by telephone (assuming we have your telephone authorization form on file);

                         . when the assets in the Subaccount investing in the
                           GE Investments Funds, Inc. -- Money Market Fund and/or interest rate guarantee period from which transfers are being made are depleted.

                      If you Dollar Cost Average from the Guarantee Account, we reserve the right to determine the amount of each automatic transfer. We also reserve the right to transfer any remaining portion of an allocation used for Dollar Cost Averaging to a new interest rate guarantee period upon termination of the Dollar Cost Averaging program for that allocation. You may not transfer from one interest rate guarantee period to another interest rate guarantee period.

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                      We also reserve the right to credit a higher rate of
                      interest on purchase payments allocated to the Guarantee Account that participate in the Dollar Cost Averaging program. We refer to this higher interest as Enhanced Dollar Cost Averaging. The Dollar Cost Averaging program and/or the Enhanced Dollar Cost Averaging program may not be available in all states or through all broker-dealers who sell the contracts. If you terminate the Enhanced Dollar Cost Averaging program prior to the depletion of assets from the Guarantee Account, we have the right to credit the remaining assets in the Guarantee Account the current interest rate being credited to all other Guarantee Account assets not participating in Enhanced Dollar Cost Averaging as of that Valuation Day.

                      There is no additional charge for Dollar Cost Averaging. A transfer under this program is not a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year.

                      We may, from time to time, offer various Dollar Cost Averaging programs. We reserve the right to discontinue new Dollar Cost Averaging programs or to modify such programs at any time and for any reason. We also reserve the right to prohibit simultaneous participation in the Dollar Cost Averaging program and Systematic Withdrawal program.

                      Dollar Cost Averaging is not available if you have elected the Payment Protection with Commutation Immediate and Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options and you are allocating assets in accordance with the prescribed Investment Strategy. Dollar Cost Averaging also is not available if you are participating in the Asset Allocation Program.

                      Owners considering participating in a Dollar Cost Averaging program should call (800) 352-9910 or an authorized sales representative to verify the availability of Dollar Cost Averaging.

PORTFOLIO             Once your purchase payment has been allocated among the
REBALANCING           Subaccounts, the performance of each Subaccount may cause
PROGRAM               your allocation to shift. You may instruct us to
                      automatically rebalance on a quarterly, semi-annual or annual basis your assets among the Subaccounts to return to the percentages specified in your allocation instructions. Your percentage allocations must be in whole percentages. The program does not include allocations to the Guarantee Account. You may elect to participate in the Portfolio Rebalancing program at any time by completing the Portfolio Rebalancing form. You may not participate in the Portfolio Rebalancing program if you have elected the Payment Protection with Commutation Immediate and Variable Annuity Rider or one

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                      of the Guaranteed Minimum Withdrawal Benefit Rider
                      Options and you are allocating assets in accordance with the prescribed Investment Strategy.

                      Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to our Home Office. Once elected, Portfolio Rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue Portfolio Rebalancing. There is no additional charge for using Portfolio Rebalancing, and we do not consider Portfolio Rebalancing a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers permitted in a calendar year. We reserve the right to discontinue or modify the Portfolio Rebalancing program at any time and for any reason. We also reserve the right to exclude specific Subaccounts from Portfolio Rebalancing. We will discontinue your participation in Portfolio Rebalancing if:

                         . you elected the Payment Protection with Commutation
                           Immediate and Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options at the time of application; and

                         . you reset your benefit by reallocating assets in
                           accordance with a prescribed Investment Strategy following a period of allocating assets outside of the prescribed Investment Strategy.

                      We will discontinue your participation as of the Valuation Day the reset occurs. Portfolio Rebalancing does not guarantee a profit or protect against a loss.

GUARANTEE             You may instruct us to transfer interest earned on your
ACCOUNT INTEREST      assets in the Guarantee Account to the Subaccounts to
SWEEP PROGRAM         which you are allocating purchase payments, in accordance
                      with your allocation instructions in effect on the date of the transfer any time before the Annuity Commencement
                      Date. You must specify the frequency of the transfers
                      (either monthly, quarterly, semi-annually, or annually).

                      The minimum amount in the Guarantee Account required to elect this option is $1,000, but may be reduced at our discretion. The transfers under this program will take place on the last calendar day of each period.

                      You may participate in the interest sweep program at the same time you participate in either the Dollar Cost Averaging program or the Portfolio Rebalancing program. If any interest sweep transfer is scheduled for the same day as a Portfolio Rebalancing transfer, the interest sweep transfer will be processed first.

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                      We may limit the amount you may transfer from the
                      Guarantee Account to the Subaccounts for any particular allocation. See the "Transfers" provision in this prospectus. We will not process an interest sweep transfer if that transfer would exceed the amount permitted to be transferred.

                      You may cancel your participation in the interest sweep program at any time by writing or calling our Home Office at the address or telephone number listed on page 1 of this prospectus. We will automatically cancel your participation in the program if your assets in the Guarantee Account are less than $1,000 or such lower amount as we may determine.

                      There is no additional charge for the interest sweep program. We do not consider interest sweep transfers a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers permitted in a calendar year. This program does not assure a profit or protect against a loss.

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Surrenders and Partial Withdrawals

SURRENDERS            We will allow you to surrender your contract or to
AND PARTIAL           partially withdraw a portion of your Contract Value at
WITHDRAWALS           any time before the Annuity Commencement Date upon your
                      written request, subject to the conditions discussed below.

                      We will not permit a partial withdrawal that is less than $100 or a partial withdrawal that would reduce your Contract Value to less than $5,000. If your partial withdrawal request would reduce your Contract Value to less than $5,000, we will surrender your contract in full. Different limits and other restrictions may apply to Qualified Contracts.

                      The amount payable on full surrender of the contract is the Surrender Value at the end of the Valuation Period during which we receive the request. The Surrender Value equals:

                        (1) your Contract Value (after deduction of any charges
                            for the optional rider(s), if applicable) on the Valuation Day we receive a request for surrender; less

                        (2) any applicable surrender charge; less

                        (3) any applicable premium tax.

                      We may pay the Surrender Value in a lump sum or under one of the optional payment plans specified in the contract, based on your instructions.

                      If you are taking a partial withdrawal, you may indicate, in writing, electronically, or by calling our Home Office, from which Subaccounts or interest rate guarantee periods we are to take your partial withdrawal. If you do not so specify, we will deduct the amount of the partial withdrawal first from the Subaccounts (excluding the GIS Subaccount(s) if the Guaranteed Income Rider is elected at the time of application) on a pro rata basis in proportion to your assets allocated to the Separate Account. If you elect the Payment Protection with Commutation Immediate and Variable Annuity Rider or one of the Guaranteed Minimum Withdrawal Benefit Rider Options and take a partial withdrawal, we will rebalance Contract Value to the Subaccounts in accordance with the allocation of Contract Value in effect prior to the partial withdrawal, unless you instruct us otherwise. If, after a partial withdrawal and such instructions, your Contract Value is not allocated in accordance with the prescribed Investment Strategy, the benefit you receive under the rider may be reduced. We will deduct any remaining amount from the Guarantee Account. We will take deductions from the Guarantee Account from the amounts (including any interest credited to such amounts) which have been in the Guarantee Account for the longest period of time. If the Guaranteed Income Rider is elected at the time of application, withdrawals will then be deducted from the GIS Subaccount(s) from the segment that has been in effect for the shortest period of time.

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                      A Portfolio may impose a redemption charge. The charge is
                      retained by or paid to the Portfolio. The charge is not retained by or paid to us. The redemption charge may affect the number and/or value of Accumulation Units withdrawn from the Subaccount that invests in that Portfolio and may affect Contract Value.

                      When taking a partial withdrawal, any applicable surrender charges and/or applicable premium tax will be taken from the amount withdrawn, unless otherwise requested.

                      We will delay making a payment if:

                        (1) the disposal or valuation of the Separate Account's
                            assets is not reasonably practicable because the New York Stock Exchange is closed;

                        (2) trading is restricted by the New York Stock
                            Exchange;

                        (3) an emergency exists making the disposal or
                            valuation of securities held in the Separate
                            Account impracticable; or

                        (4) the SEC by order permits postponement of payment to
                            protect our owners.

                      Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

                      Please remember that a partial withdrawal (including partial withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider Option) may reduce your death benefit by the proportion that the partial withdrawal (including any applicable surrender charges and premium tax) reduces your Contract Value. See "The Death Benefit" provision of this prospectus.

                      Partial withdrawals may also be subject to income tax and, if taken prior to age 59 1/2, an additional 10% IRS penalty tax. See the "Tax Matters" provision of this prospectus.

RESTRICTIONS ON       Section 830.105 of the Texas Government Code permits
DISTRIBUTIONS         participants in the Texas Optional Retirement Program to
FROM CERTAIN          withdraw their interest in a variable annuity contract
CONTRACTS             issued under the Texas Optional Retirement Program only
                      upon:

                        (1) termination of employment in the Texas public
                            institutions of higher education;

                        (2) retirement;

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




                        (3) death; or

                        (4) the participant's attainment of age 70 1/2.

                      If your contract is issued to a Texas Optional Retirement Program, you must furnish us proof that one of these four events has occurred before we distribute any amounts from your contract.

SYSTEMATIC            The Systematic Withdrawal program allows you to take
WITHDRAWAL            Systematic Withdrawals of a specified dollar amount (in
PROGRAM               equal installments of at least $100) on a monthly,
                      quarterly, semi-annual or annual basis. Your payments can begin at any time after 30 days from the date your contract is issued (unless we allow an earlier date). To participate in the program, your Contract Value initially must be at least $10,000 and you must complete our Systematic Withdrawal form. You can obtain the form from an authorized sales representative or from our Home
                      Office.

                      Your Systematic Withdrawals in a contract year may not exceed the amount which is not subject to a surrender charge. See the "Surrender Charge" provision in this prospectus. We will deduct the Systematic Withdrawal amounts first from any purchase payments in the contract and then from any gain earned. You may provide specific instructions as to the Subaccounts (excluding the GIS Subaccount(s) if the Guaranteed Income Rider is elected at the time of application) and/or interest rate guarantee periods from which we are to take the Systematic Withdrawals. If you have not provided specific instructions, or if your specific instructions cannot be carried out, we will process the withdrawals by canceling Accumulation Units on a pro rata basis from all of the Subaccounts (excluding the GIS Subaccount(s) if the Guaranteed Income Rider is elected at the time of application) in which you have an interest. To the extent that your assets in the Subaccounts are not sufficient to accomplish the withdrawal, we will take the remaining amount of the withdrawal from any assets you have in the Guarantee Account. We will take deductions from the Guarantee Account from the amounts (including interest credited to such amounts) that have been in the Guarantee Account for the longest period of time. If the Guaranteed Income Rider is elected at the time of application, any remaining amounts will be taken from the GIS Subaccount(s) from the segment that has been in effect for the shortest period of time.

                      After your Systematic Withdrawals begin, you may change the frequency and/or amount of your payments subject to the following:

                        (1) you may request only one such change in a calendar
                            quarter; and

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




                        (2) if you did not elect the maximum amount you could
                            withdraw under this program at the time you elected the current series of Systematic Withdrawals, then you may increase the remaining payments up to the maximum amount.

                      A Systematic Withdrawal program will terminate automatically when a Systematic Withdrawal would cause the remaining Contract Value to be less than $5,000. If a Systematic Withdrawal would cause the Contract Value to be less than $5,000, then we will not process that Systematic Withdrawal transaction. You may discontinue Systematic Withdrawals at any time by notifying us in writing at our Home Office or by telephone. You may request that we pay any remaining payments in a lump sum. See the "Requesting Payments" provision of this prospectus.

                      Each Systematic Withdrawal is subject to federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% IRS penalty tax on Systematic Withdrawals if you are under age 59 1/2 at the time of the withdrawal.

                      Both partial withdrawals at your specific request and withdrawals under a Systematic Withdrawal program will count toward the limit of the amount that you may withdraw free of any surrender charges in any contract year under the free withdrawal privilege. See the "Surrender Charge" provision of this prospectus. In addition, if you elect one of the Guaranteed Minimum Withdrawal Benefit Rider Options, partial withdrawals and withdrawals under a Systematic Withdrawal program may also reduce the amount of the guaranteed minimum withdrawal benefit you are eligible to receive under the terms of the rider. See the "Guaranteed Minimum Withdrawal Benefit Rider Options" provision below. Partial withdrawals under a Systematic Withdrawal program may also reduce your death benefit. See "The Death Benefit" provision of this prospectus. Your Systematic Withdrawal amount may be affected if you take an additional partial withdrawal.

                      There is no charge for participation in the Systematic Withdrawal program, however, we reserve the right to prohibit participation in Systematic Withdrawal and Dollar Cost Averaging programs at the same time. We also reserve the right to discontinue and/or modify the Systematic Withdrawal program upon 30 days written notice to owners.

GUARANTEED            We offer two Guaranteed Minimum Withdrawal Benefit Rider
MINIMUM               Options under this contract: the Guaranteed Minimum
WITHDRAWAL            Withdrawal Benefit Rider and the Guaranteed Minimum
BENEFIT RIDER         Withdrawal Benefit for Life Rider. The Guaranteed Minimum
OPTIONS               Withdrawal Benefit Rider Options provide for a guaranteed
                      minimum withdrawal benefit that is not affected by the market performance of the Subaccounts in which your assets are

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



                      allocated. Prior to the Annuity Commencement Date, if you meet the conditions of the respective rider, as discussed more fully below, you will be eligible to make withdrawals from your contract over a period of time at least equal to the amount of the purchase payments you made to the contract, even if your Contract Value reduces to zero. These Guaranteed Minimum Withdrawal Benefit Rider Options are discussed in separate sections below.

GUARANTEED MINIMUM    The Guaranteed Minimum Withdrawal Benefit Rider may not
WITHDRAWAL BENEFIT    be available in all states. The Guaranteed Minimum
UNDER THE GUARANTEED  Withdrawal Benefit Rider also may be referred to as
MINIMUM WITHDRAWAL    "Guaranteed Withdrawal Advantage" in our marketing
BENEFIT RIDER         materials. We reserve the right to discontinue offering
                      the Guaranteed Minimum Withdrawal Benefit Rider at any time and for any reason. If you wish to elect the rider, you must do so at the time of application.

                      The Guaranteed Minimum Withdrawal Benefit Rider provides a guaranteed return of purchase payments through a series of withdrawals, with upside potential, provided you meet certain conditions. If you:

                         . allocate all Contract Value to the prescribed
                           Investment Strategy; and

                         . limit total Gross Withdrawals in a Benefit Year to
                           an amount less than or equal to the Withdrawal Limit;

                      you will be eligible to receive total Gross Withdrawals at least equal to your protected amount, even if your Contract Value reduces to zero.

                      For important information about the Investment Strategy, please see the "Investment Strategy for the Guaranteed Minimum Withdrawal Benefit Rider Options" provision below.

                      The Withdrawal Limit is calculated on each Valuation Day. The Withdrawal Limit is equal to (a) multiplied by (b), where:

                        (a) is the protected amount; and

                        (b) is the Withdrawal Factor for the wait period.

                      The wait period is the number of completed months from the later of the Benefit Date and the Valuation Day of the most recent purchase payment to the Valuation Day of the first withdrawal after that date.

                      Your protected amount is used to calculate the Withdrawal Limit, which is the total amount you may withdraw in a Benefit Year without reducing the benefits provided

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



                      under this rider. Your initial protected amount equals purchase payments applied to the contract on the Contract Date. The protected amount does not change unless:

                         . an additional purchase payment is applied to your
                           protected amount; or

                         . you elect to reset the protected amount.

                      Your protected amount can never exceed $2,000,000. This maximum amount applies to all contracts that you own with us and our affiliated companies.

                      Your initial remaining amount is equal to your initial protected amount.

                      Subsequent Purchase Payments. Any additional purchase payment applied to your contract will adjust your protected amount and remaining amount. If you have allocated assets in accordance with the prescribed Investment Strategy since the Benefit Date, the protected amount and remaining amount will be increased by the subsequent purchase payment. Otherwise, both the protected amount and the remaining amount will be increased by (a) minus (b), where:

                        (a) is the purchase payment; and

                        (b) is the purchase payment multiplied by 50%.

                      We reserve the right to not adjust protected amounts and remaining amounts for any additional purchase payments. As a result, it is possible that you would not be able to make subsequent purchase payments after the initial purchase payment to take advantage of the benefits provided by the Guaranteed Minimum Withdrawal Benefit Rider that would be associated with such additional purchase payments. For example, since your protected amount and remaining amount would not be adjusted for such subsequent purchase payments, you would not be guaranteed to be eligible to make withdrawals from your contract over a period of time at least equal to the amount of such purchase payments. In addition, if you make purchase payments that are not included in the calculation of your protected amount and remaining amount, you will pay a higher rider charge to the extent that the purchase payments increase the Contract Value upon which the charge is imposed. Also, to the extent your Contract Value is increased by such purchase payments, you are less likely to realize any benefit under the Guaranteed Minimum Withdrawal Benefit Rider, because it is less likely that your Contract Value will be less than the protected amount or remaining amount, as the case may be. Before making purchase payments that do not increase the protected amount and remaining amount, you should consider that: (i) the guaranteed amounts provided by the protected amount and remaining amount will not include such purchase payments; (ii) any such purchase payments make it less likely that you will receive a

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



                      benefit in the form of an additional amount even if your Contract Value has declined; and (iii) this rider may not make sense for you if you intend to make purchase payments that will not increase the protected amount and remaining amount.

                      Reset. On any monthly anniversary after five complete years from your Benefit Date, you may elect to reset your benefit and to participate in the Investment Strategy available at that time, provided we receive written notice of your election. If you do, we will as of that reset date:

                         . reset the protected amount and remaining amount to
                           equal your Contract Value;

                         . reset the charge for this rider (the new charge,
                           which may be higher than your previous charge, will never exceed an annual rate of 1.00%); and

                         . reset the Investment Strategy to the current
                           Investment Strategy.

                      We reserve the right to limit the next available reset date to an anniversary on or after five complete years from the Benefit Date.

                      Withdrawals. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, the remaining amount is reduced by the Gross Withdrawal.

                      If a Gross Withdrawal, plus all prior Gross Withdrawals in a Benefit Year, is in excess of the Withdrawal Limit, your remaining amount is reduced, causing a reduction in your total benefits provided under this rider. The new remaining amount equals the lesser of (a) and (b), where:

                        (a) is the Contract Value after the Gross Withdrawal;
                            and

                        (b) is the prior remaining amount less the Gross
                            Withdrawal.

                      If the total Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, we will waive any surrender charge on the Gross Withdrawals.


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                      Reduction in Contract Value.  Your Contract Value after
                      taking a withdrawal may be less than the amount required to keep your contract in effect. In this event, your contract and any other riders and endorsements will terminate and the following will occur:

                         . If the Withdrawal Limit is less than $100, we will
                           pay you the greater of the remaining amount or Contract Value in a lump sum.

                         . If the Withdrawal Limit is greater than or equal to
                           $100, we will issue you a supplemental contract. We will continue to pay you the Withdrawal Limit until you have received the greater of the remaining amount or Contract Value as determined on the Valuation Day the supplemental contract was issued. We will make payments monthly unless agreed otherwise. If the monthly amount is less than $100, we will reduce the frequency so that the payment received will be at least $100.

                      Considerations. While the rider is designed to provide the return of purchase payments, this benefit is only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.

                      Examples. The following examples show how the Guaranteed Minimum Withdrawal Benefit Rider works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract.

                      The first example assumes:

                        (1) the owner purchases the contract for $100,000;

                        (2) the owner makes no additional purchase payments;

                        (3) all Contract Value is allocated in accordance with
                            the prescribed Investment Strategy at all times;

                        (4) the contract earns a net return of -2%; and

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                        (5) the owner takes withdrawals equal to the Withdrawal
                            Limit (which is $7,000, or 7% of the protected amount) beginning in each Benefit Year until the remaining amount is exhausted.

        Contract Value Withdrawals  Contract
        - Beginning of Taken - End Value - End   Protected    Remaining
             Year        of Year     of Year      Amount       Amount
        ---------------------------------------------------------------
           $100,000      $7,000      $91,000         $100,000 $ 93,000
             91,000       7,000       82,180                    86,000
             82,180       7,000       73,536                    79,000
             73,536       7,000       65,066                    72,000
             65,066       7,000       56,764                    65,000
             56,764       7,000       48,629                    58,000
             48,629       7,000       40,656                    51,000
             40,656       7,000       32,843                    44,000
             32,843       7,000       25,186                    37,000
             25,186       7,000       17,683                    30,000
             17,683       7,000       10,329                    23,000
             10,329       7,000           --                    16,000
                 --       7,000           --                     9,000
                 --       7,000           --                     2,000
                 --       2,000           --                        --
                                               Total Received $100,000
        ---------------------------------------------------------------

                      This next example assumes:

                        (1) the owner purchases the contract for $100,000;

                        (2) the owner makes no additional purchase payments;

                        (3) all Contract Value is allocated in accordance with
                            the prescribed Investment Strategy at all times;

                        (4) the contract earns a net return of -2%; and

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                        (5) the owner takes no withdrawals in the first five
                            Benefit Years and then takes withdrawals equal to the Withdrawal Limit (which is $10,000, or 10% of the protected amount) beginning in the sixth Benefit Year until the remaining amount is exhausted.

        Contract Value Withdrawals  Contract
        - Beginning of Taken - End Value - End   Protected    Remaining
             Year        of Year     of Year      Amount       Amount
        ---------------------------------------------------------------
           $100,000           --     $98,000         $100,000 $100,000
             98,000           --      96,040                   100,000
             96,040           --      94,119                   100,000
             94,119           --      92,237                   100,000
             92,237           --      90,392                   100,000
             90,392      $10,000      78,584                    90,000
             78,584       10,000      67,013                    80,000
             67,013       10,000      55,672                    70,000
             55,672       10,000      44,559                    60,000
             44,559       10,000      33,668                    50,000
             33,668       10,000      22,994                    40,000
             22,994       10,000      12,534                    30,000
             12,534       10,000          --                    20,000
                 --       10,000          --                    10,000
                 --       10,000          --                        --
                                               Total Received $100,000
        ---------------------------------------------------------------

WHEN THE RIDER IS     If available, the Guaranteed Minimum Withdrawal Benefit
EFFECTIVE             Rider must be elected at application. The rider will
                      remain in effect while the contract is in force and before income payments begin. The rider may not be terminated prior to the Annuity Commencement Date. On the Annuity Commencement Date, the rider, and the benefits you are eligible to receive thereunder, will terminate.

OWNERSHIP AND CHANGE  We must approve any assignment or sale of this contract
OF OWNERSHIP          unless the assignment is a court ordered assignment.

                      If you marry after issue, you may add your spouse as a joint owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

SPOUSAL CONTINUATION  If the designated beneficiary is a surviving spouse who elects to continue the contract as the new owner, this rider will continue.

                      Proceeds that were transferred to the GE Investments Funds, Inc. -- Money Market Fund upon the death of the owner will be reallocated to the Investment Strategy, if applicable, and the asset percentages then in effect at the time of the death of the

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                      owner. Such reallocations will not be counted as a
                      transfer for the purpose of the number of transfers allowed under the contract in a calendar year.

GUARANTEED MINIMUM    The Guaranteed Minimum Withdrawal Benefit for Life Rider
WITHDRAWAL BENEFIT    may not be available in all states. The Guaranteed
UNDER THE GUARANTEED  Minimum Withdrawal Benefit for Life Rider also may be
MINIMUM WITHDRAWAL    referred to as "Lifetime Income Plus" in our marketing
BENEFIT FOR LIFE      materials. We reserve the right to discontinue offering
RIDER                 the rider at any time and for any reason. If you wish to
                      elect the rider, you must do so at the time of application. The Guaranteed Minimum Withdrawal Benefit for Life Rider may not be elected with any of the optional death benefit riders.

                      The Guaranteed Minimum Withdrawal Benefit for Life Rider provides guaranteed withdrawals for the life of the Annuitant(s), at least equal to purchase payments, with upside potential, provided you meet certain conditions. If you:

                         . allocate all Contract Value to the prescribed
                           Investment Strategy; and

                         . limit total Gross Withdrawals in a Benefit Year to
                           an amount no greater than the Withdrawal Limit;

                      then you will be eligible to receive total Gross Withdrawals in each Benefit Year equal to the Withdrawal Limit until the last death of an Annuitant.

                      For important information about the Investment Strategy, please see the "Investment Strategy for the Guaranteed Minimum Withdrawal Benefit Rider Options" provision below.

                      The Withdrawal Limit is calculated on each Valuation Day. The Withdrawal Limit is (a) multiplied by (b) where:

                        (a) is the greater of the Contract Value on the prior
                            contract anniversary and the Withdrawal Base; and

                        (b) is the Withdrawal Factor.

                      The Withdrawal Base is an amount used to establish the Withdrawal Limit. The Withdrawal Factor is established based on the attained age of the younger Annuitant on the earlier of the Valuation Day of the first Gross Withdrawal and the Valuation Day when the Contract Value is reduced to zero.

                      Your initial Withdrawal Base is equal to your initial purchase payment received and is adjusted when any subsequent purchase payment is received, as described in the "Purchase Payments" provision.

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                      Purchase Payments.  Any purchase payment applied to your
                      contract will adjust your Withdrawal Base and your Rider Death Benefit. In order to obtain the full benefit provided by this rider, you must allocate all assets to the prescribed Investment Strategy since the Benefit Date. If you have allocated all assets to the prescribed Investment Strategy since the Benefit Date, any subsequent purchase payment will be added to the Withdrawal Base and the Rider Death Benefit. If you have not allocated all assets to the prescribed Investment Strategy, the Withdrawal Base still will be increased by the amount of the purchase payment, but the Rider Death Benefit will be increased only by (a) minus (b), where:

                        (a) is the purchase payment; and

                        (b) is the purchase payment multiplied by 50%.

                      We reserve the right to not adjust the Withdrawal Base and/or the Rider Death Benefit for any subsequent purchase payments received. As a result, it is possible that you would not be able to make subsequent purchase payments after the initial purchase payment to take advantage of the benefits provided by the Guaranteed Minimum Withdrawal Benefit for Life Rider that would be associated with such additional purchase payments. For example, since the Withdrawal Base would not be adjusted for such subsequent purchase payments, you would not be guaranteed to be eligible to make withdrawals from your contract over a period of time at least equal to the amount of such purchase payments. In addition, if you make purchase payments that are not included in the calculation of your Withdrawal Base or the Rider Death Benefit, you will pay a higher rider charge to the extent that the purchase payments increase the Contract Value upon which the charge is imposed. Also, to the extent your Contract Value is increased by such purchase payments, you are less likely to realize any benefit under the Guaranteed Minimum Withdrawal Benefit for Life Rider, because it is less likely that your Contract Value will be less than the Withdrawal Base. Before making purchase payments that do not increase the Withdrawal Base or Rider Death Benefit, you should consider that:
                      (i) the guaranteed amounts provided by the Withdrawal Base and the Rider Death Benefit will not include such purchase payments; (ii) any such purchase payments make it less likely that you will receive a benefit in the form of an additional amount even if your Contract Value has declined; and (iii) this rider may not make sense for you if you intend to make purchase payments that will not increase the Withdrawal Base and the Rider Death Benefit.

                      Impact of Violating the Investment Strategy on the Withdrawal Factor and Rider Death Benefit. Beginning on the first Valuation Day after you choose not to follow the Investment Strategy, your Withdrawal Factor and Rider Death Benefit will be reduced as follows:

                      The Withdrawal Factor will be (a) minus (b), where:

                        (a) is the Withdrawal Factor; and

                        (b) is the Withdrawal Factor multiplied by 50%.

                      The Rider Death Benefit will be (a) minus (b), where:

                        (a) is the Rider Death Benefit; and

                        (b) is the Rider Death Benefit multiplied by 50%.

                      You may elect to resume participation in the Investment Strategy, as described in the "Restoration or Reset of the Benefit" provision below, provided we receive notice of your election in a form acceptable to us.

                      We will not reduce your Withdrawal Factor or Rider Death Benefit if you are not following the Investment Strategy due to a Portfolio liquidation or a Portfolio dissolution and the assets are transferred from the liquidated or dissolved Portfolio to another Portfolio.

RESTORATION OR RESET  Restoration.  If your Withdrawal Factor and Rider Death
OF THE BENEFIT        Benefit have been reduced because you have not allocated
                      all assets to the prescribed Investment Strategy, you will have a one-time opportunity to restore your Withdrawal Factor and Rider Death Benefit.

                      Reset. If all of the Annuitants are ages 50 through 59, you may choose to reset your Withdrawal Base on an annual anniversary of the Contract Date that is at least 12 months after the later of the Contract Date and the last reset date. If the older of the Annuitants is age 60 through 85, you may choose to reset your Withdrawal Base on an annual anniversary of the Contract Date that is at least 36 months after the later of the Contract Date and the last reset date.

                      If you do reset your Withdrawal Base, as of that date, we will:

                         . reset the Withdrawal Base to your Contract Value;

                         . reset the charge for this rider. The new charge,
                           which may be higher than your previous charge, will never exceed 2.00% annually; and

                         . reset the Investment Strategy to the current
                           Investment Strategy.

                      There are similarities as well as distinct differences between restoring your Withdrawal Factor and resetting your Withdrawal Base and Withdrawal Factor. The following provides a comparison of those similarities and differences:

Restore Provision                                       Reset Provision
-------------------------------------------------------------------------------------
You may restore on a contract anniversary  You may reset on a contract anniversary
once during the life of this rider.        periodically after your Benefit Date.
-------------------------------------------------------------------------------------
You must allocate all assets to the        You must allocate all assets to the
prescribed Investment Strategy in effect   prescribed Investment Strategy available
as of the last Benefit Date prior to the   as of the date of the reset.
reduction in benefits.
-------------------------------------------------------------------------------------
Your rider charge assessed will remain     Your rider charge may increase, not to
the same as the charge that was in effect  exceed an annualized rate of 2.00% of as of your last Benefit Date prior to the  assets in the Separate Account,
reduction in benefits.                     calculated on a daily basis.
-------------------------------------------------------------------------------------
Your Withdrawal Base will be the lesser of Your Withdrawal Base will be reset to the current Contract Value and your prior  equal your Contract Value as of the date
Withdrawal Base.                           you reset your benefit.
-------------------------------------------------------------------------------------
The Withdrawal Factor will be restored to  The Withdrawal Factor will be reset to
100% of the original age Withdrawal        100% of the original age Withdrawal
Factor.                                    Factor.
-------------------------------------------------------------------------------------
The Rider Death Benefit will be the lesser The Rider Death Benefit will be the lesser
of Contract Value and total purchase       of Contract Value and total purchase
payments less Gross Withdrawals.           payments less Gross Withdrawals.
-------------------------------------------------------------------------------------

                      For either a restoration of your Withdrawal Factor, or a reset of your Withdrawal Base, we must receive notice of your election in writing at our Home Office, at least 15 days prior to your next contract anniversary. You may restore your Withdrawal Factor and Rider Death Benefit once during the life of your contract.

                      You may not use the restore or reset provision if any Annuitant is older than age 85 on the contract anniversary. We reserve the right to limit the restoration date to a contract anniversary on or after three complete years from the Benefit Date.

                      Withdrawals. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Withdrawal Base and Rider Death Benefit are reduced. The new Withdrawal Base equals the lesser of (a) and (b), where:

                        (a) is the Contract Value on the Valuation Day after
                            the Gross Withdrawal; and

                        (b) is the prior Withdrawal Base minus the Gross
                            Withdrawal.

                      The new Rider Death Benefit equals the lesser of (a) and
                      (b), where:

                        (a) is the Contract Value on the Valuation Day after
                            the Gross Withdrawal; and

                        (b) is the prior Rider Death Benefit minus the Gross
                            Withdrawal.

                      If the total Gross Withdrawals in a Benefit Year are less than or equal to the Withdrawal Limit, we will waive any surrender charge on the Gross Withdrawal.

                      If all Contract Value is allocated to the Investment Strategy, the Withdrawal Limit will be increased for any Benefit Year to the extent necessary to meet any minimum distribution requirements under federal tax law. This increase applies only to the required minimum distribution based on the Contract Value.

                      You should carefully consider when to begin taking withdrawals if you elected the Guaranteed Minimum Withdrawal Benefit for Life Rider. The longer you wait before beginning to take withdrawals, the higher the Withdrawal Factor will be, which is one of the components used to determine the amount of your Withdrawal Limit. If you delay taking withdrawals too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

                      Your Contract Value after taking a withdrawal may be less than the amount required to keep your contract in effect. In this event, or if your Contract Value becomes zero, your contract, all riders and endorsements, including this rider, will terminate and the following will occur:

                         . If the Withdrawal Limit is less than $100, we will
                           pay you the greatest of the Rider Death Benefit, the Contract Value and the present value of the Withdrawal Limit in a lump sum calculated using the Annuity 2000 Mortality Table and an interest rate of 3%.


                         . If the Withdrawal Limit is greater than $100, we
                           will issue you a supplemental contract. We will continue to pay you the Withdrawal Limit until the last death of an Annuitant. We will make payments monthly or on another periodic basis agreed to by us. If the monthly amount is less than $100, we will reduce the frequency so that the payment will be at least $100. The Rider Death Benefit will continue under the supplemental contract. The Rider Death Benefit will be reduced by each payment made under the supplemental contract. The Rider Death Benefit, if any, will be payable on the last death of an Annuitant.

                      Rider Death Benefit. This rider provides for a death benefit (the "Rider Death Benefit") that, on the Contract Date, is equal to the initial purchase payment. The Rider Death Benefit is used to determine the death benefit payable upon the death of the last Annuitant as described in the "Death Provisions" section below.

                      Purchase payments applied to your contract in a Benefit Year increase the Rider Death Benefit. If you have allocated all assets to the Investment Strategy since the Benefit Date, any subsequent purchase payment will be added to the Rider Death Benefit. Otherwise, the Rider Death Benefit will be increased by (a) minus (b), where:

                        (a) is the purchase payment; and

                        (b) is the purchase payment multiplied by 50%.

                      Gross Withdrawals in a Benefit Year decrease the Rider Death Benefit. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, the Rider Death Benefit will be reduced by the Gross Withdrawal. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Rider Death Benefit will equal the lesser of (a) and (b), where:

                        (a) is the Contract Value on the Valuation Day after
                            the Gross Withdrawal; and

                        (b) is the prior Rider Death Benefit minus the Gross
                            Withdrawal.

                      If you choose not to follow the Investment Strategy, your Rider Death Benefit will be reduced as described in the "Impact of Violating the Investment Strategy on the Withdrawal Factor and Rider Death Benefit" provision above.

                      Considerations. While the rider is designed to provide life-time withdrawal benefits and the return of purchase payments, these benefits are only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.

EXAMPLES The following examples show how the Guaranteed Minimum Withdrawal Benefit for Life Rider works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract.

                      This example assumes:

                        (1) the owner, who is also the Annuitant, purchases the
                            contract for $100,000;

                        (2) the owner makes no additional purchase payments;

                        (3) all Contract Value is allocated in accordance with
                            the prescribed Investment Strategy at all times;

                        (4) the owner is age 65 at issue and has a Withdrawal
                            Factor of 5%;

                        (5) the contract earns a net return of -2%;

                        (6) the owner takes partial withdrawals equal to the
                            Withdrawal Limit (which is the Withdrawal Factor multiplied by the greater of the Contract Value as of the prior contract anniversary and the Withdrawal Base) until the Contract Value reduces to zero, at which time a supplemental contract is issued which pays the Withdrawal Limit for the rest of the owner's life; and

                        (7) the owner dies upon reaching age 90.

             Contract
              Value -  Withdrawals  Contract   Withdrawal  Rider Death
             Beginning   Taken -     Value -     Base -     Benefit -
         Age  of Year  End of Year End of Year End of Year End of Year
         -------------------------------------------------------------
         65  $100,000    $5,000      $93,000    $100,000     $95,000
         66    93,000     5,000       86,140     100,000      90,000
         67    86,140     5,000       79,417     100,000      85,000
         68    79,417     5,000       72,829     100,000      80,000
         69    72,829     5,000       66,372     100,000      75,000
         70    66,372     5,000       60,045     100,000      70,000
         71    60,045     5,000       53,844     100,000      65,000
         72    53,844     5,000       47,767     100,000      60,000
         73    47,767     5,000       41,812     100,000      55,000
         74    41,812     5,000       35,975     100,000      50,000
         75    35,975     5,000       30,256     100,000      45,000
         76    30,256     5,000       24,651     100,000      40,000
         77    24,651     5,000       19,158     100,000      35,000
         78    19,158     5,000       13,775     100,000      30,000
         79    13,775     5,000        8,499     100,000      25,000
         80     8,499     5,000        3,329     100,000      20,000
         81     3,329     5,000           --     100,000      15,000
         82        --     5,000           --     100,000      10,000
         83        --     5,000           --     100,000       5,000
         84        --     5,000           --     100,000          --
         85        --     5,000           --     100,000          --
         86        --     5,000           --     100,000          --
         87        --     5,000           --     100,000          --
         88        --     5,000           --     100,000          --
         89        --     5,000           --     100,000          --
         -------------------------------------------------------------

                      This next example assumes:

                        (1) the owner, who is also the Annuitant, purchases the
                            contract for $100,000;

                        (2) the owner makes no additional purchase payments;

                        (3) all Contract Value is allocated in accordance with
                            the prescribed Investment Strategy at all times;

                        (4) the owner is age 65 at issue and has a Withdrawal
                            Factor of 5%;

                        (5) the contract earns a net return of 8%;

                        (6) the owner takes partial withdrawals equal to the
                            Withdrawal Limit (which is the Withdrawal Factor multiplied by the greater of the Contract Value as of the prior contract anniversary and the Withdrawal Base) for the rest of the owner's life;

                        (7) the owner resets the Withdrawal Base of every third
                            contract anniversary; and

                        (8) the owner dies upon reaching age 90.

              Contract                          Withdrawal
               Value -  Withdrawals  Contract     Base -   Rider Death
              Beginning   Taken -     Value -   Beginning   Benefit -
          Age  of Year  End of Year End of Year  of Year   End of Year
          ------------------------------------------------------------
          65  $100,000    $ 5,000    $103,000    $100,000    $95,000
          66   103,000      5,150     106,090     100,000     89,850
          67   106,090      5,305     109,273     100,000     84,546
          68   109,273      5,464     112,551     109,273     79,082
          69   112,551      5,628     115,927     109,273     73,454
          70   115,927      5,796     119,405     109,273     67,658
          71   119,405      5,970     122,987     119,405     61,688
          72   122,987      6,149     126,677     119,405     55,538
          73   126,677      6,334     130,477     119,405     49,204
          74   130,477      6,524     134,392     130,477     42,681
          75   134,392      6,720     138,423     130,477     35,961
          76   138,423      6,921     142,576     130,477     29,040
          77   142,576      7,129     146,853     142,576     21,911
          78   146,853      7,343     151,259     142,576     14,568
          79   151,259      7,563     155,797     142,576      7,005
          80   155,797      7,790     160,471     155,797          0
          81   160,471      8,024     165,285     155,797          0
          82   165,285      8,264     170,243     155,797          0
          83   170,243      8,512     175,351     170,243          0
          84   175,351      8,768     180,611     170,243          0
          85   180,611      9,031     186,029     170,243          0
          86   186,029      9,301     191,610     186,029          0
          87   191,610      9,581     197,359     186,029          0
          88   197,359      9,868     203,279     186,029          0
          89   203,279     10,164     209,378     203,279          0
          ------------------------------------------------------------

                      This next example demonstrates the effect of withdrawals exceeding the Withdrawal Limit. It assumes:

                        (1) the owner, who is also the Annuitant, purchases the
                            contract for $100,000;

                        (2) the owner makes no additional purchase payments;
                        (3) all Contract Value is allocated in accordance with
                            the prescribed Investment Strategy at all times;
                        (4) the owner is age 65 at issue and has a Withdrawal
                            Factor of 5%;
                        (5) the contract earns a net return of 8%;
                        (6) the owner takes partial withdrawals equal to $7,000
                            each year for the rest of the owner's life;
                        (7) the owner resets the Withdrawal Base every third
                            contract anniversary; and
                        (8) the owner dies upon reaching age 90.

                      Withdrawals                     Withdrawal    Withdrawal  Rider Death
    Contract Value --  Taken --   Contract Value -- Limit -- Before   Base --   Benefit --
Age Beginning of Year End of Year    End of Year      Withdrawal    End of Year End of Year
65      $100,000        $7,000        $101,000          $5,000       $ 93,000     $93,000
66       101,000         7,000         102,080           5,050         86,000      86,000
67       102,080         7,000         103,246           5,104         79,000      79,000
68       103,246         7,000         104,506           5,162         96,246      72,000
69       104,506         7,000         105,867           5,225         89,246      65,000
70       105,867         7,000         107,336           5,293         82,246      58,000
71       107,336         7,000         108,923           5,367        100,336      51,000
72       108,923         7,000         110,637           5,446         93,336      44,000
73       110,637         7,000         112,488           5,532         86,336      37,000
74       112,488         7,000         114,487           5,624        105,488      30,000
75       114,487         7,000         116,645           5,724         98,488      23,000
76       116,645         7,000         118,977           5,832         91,488      16,000
77       118,977         7,000         121,495           5,949        111,977       9,000
78       121,495         7,000         124,215           6,075        104,977       2,000
79       124,215         7,000         127,152           6,211         97,977           0
80       127,152         7,000         130,324           6,358        120,152           0
81       130,324         7,000         133,750           6,516        113,152           0
82       133,750         7,000         137,450           6,688        106,152           0
83       137,450         7,000         141,446           6,873        130,450           0
84       141,446         7,000         145,762           7,072        130,450           0
85       145,762         7,000         150,423           7,288        130,450           0
86       150,423         7,000         155,457           7,521        150,423           0
87       155,457         7,000         160,893           7,773        150,423           0
88       160,893         7,000         166,765           8,045        150,423           0
89       166,765         7,000         173,106           8,338        166,765           0
-------------------------------------------------------------------------------------------

WHEN THE RIDER IS     If available, the Guaranteed Minimum Withdrawal Benefit
EFFECTIVE             for Life Rider must be elected at application. The rider
                      will remain in effect while the contract is in force and before the Annuity Commencement Date. The rider may not be terminated prior to the Annuity Commencement Date. On the Annuity Commencement Date, the rider, and the benefits you are eligible to receive thereunder, will terminate.

                      At any time before the Annuity Commencement Date, you can elect to annuitize under current annuity rates in lieu of continuing the Guaranteed Minimum Withdrawal Benefit for Life Rider. This may provide higher income amounts and/or tax treatment than the payments received under this rider.

CHANGE OF OWNERSHIP   We must approve any assignment or sale of this contract
                      unless the assignment is a court ordered assignment.

GENERAL PROVISIONS    For purposes of this rider:

                         . A non-natural entity owner must name an Annuitant
                           and may name the Annuitant's spouse as a Joint Annuitant.

                         . An individual owner must also be an Annuitant.

                         . You may name only your spouse as a joint owner.

                         . If there is only one owner, that owner may name only
                           his or her spouse as a Joint Annuitant at issue.

                         . If you marry after issue, you may add your spouse as
                           a joint owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

DEATH PROVISIONS      At the death of the last Annuitant, a death benefit may
                      be payable under this contract and rider. The amount of any death benefit payable will be the greatest of (a),
                      (b) and (c), where:

                        (a) is the death benefit as calculated under the base
                            Contract;

                        (b) is the Rider Death Benefit; and

                        (c) is any amount payable by any other optional death
                            benefit rider.

                      The death benefit payable will be paid according to the distribution rules under the contract.

                      If the designated beneficiary is a surviving spouse who is not an Annuitant, whose age is 50 through 85, and who elects to continue the contract as the new owner, this rider will continue. The Withdrawal Base for the new owner will be the death benefit determined as of the first Valuation Day we have receipt of due proof of death and all required forms at our Home Office. The Withdrawal Factor for the new owner will be based on the age of that owner on the date of the first Gross Withdrawal for that owner.

                      If the designated beneficiary is a surviving spouse who is an Annuitant and who elects to continue the contract as the owner, this rider will continue. The Withdrawal Base will be the same as it was under the contract for the deceased owner. If no withdrawals were taken prior to the first Valuation Day we receive due proof of death and all required forms at our Home Office, the Withdrawal Factor for the surviving spouse will be established based on the attained age of the surviving spouse on the date of the first Gross Withdrawal for the surviving spouse. Otherwise, the Withdrawal Factor will continue as it was under the contract for the deceased Owner.

                      If the surviving spouse cannot continue the rider, the rider and the rider charge will terminate on the next contract anniversary.

                      Proceeds that were transferred to the GE Investments Funds, Inc. -- Money Market Fund upon the death of the owner will be reallocated to the Investment Strategy, if applicable, and the asset percentages then in effect at the time of the death of the owner. Such reallocations will not be counted as a transfer for the purpose of the number of transfers allowed under the contract in a calendar year.

INVESTMENT STRATEGY   In order to receive the full benefit provided by each of
FOR THE GUARANTEED    the Guaranteed Minimum Withdrawal Benefit Rider Options,
MINIMUM WITHDRAWAL    you must invest all purchase payments and allocations in
BENEFIT RIDER OPTIONS accordance with a prescribed Investment Strategy. If you do not allocate all assets in accordance with a prescribed Investment Strategy, your benefit under the rider will be reduced by 50%. Even if your benefit is reduced, you will continue to pay the full amount charged for the rider.

                      Investment Strategies may change from time to time. You may allocate your assets in accordance with your Investment Strategy prescribed at the time the contract was issued, or in accordance with the Investment Strategy in effect at the time you reset your benefit. Therefore, you may have assets allocated to an Investment Strategy that is different than the Investment Strategy described in this prospectus. Your ability to choose different Investment Strategies is limited, as described below.


                      The current Investment Strategy includes Designated Subaccounts and Asset Allocation Model C. Under this Investment Strategy, contract owners may allocate assets to either Asset Allocation Model C or to one or more Designated Subaccounts. Contract owners may not allocate assets to Asset Allocation Model C and one or more

                      Designated Subaccounts. For more information about Asset Allocation Model C and the Subaccounts comprising Asset Allocation Model C and the Designated Subaccounts, please see the "Subaccounts" and "Asset Allocation Program" provisions in this prospectus.

                      On a monthly basis, we will rebalance your Contract Value to the Subaccounts in accordance with the percentages that you have chosen to invest in the Designated Subaccounts or in accordance with the allocations that comprise Asset Allocation Model C. In addition, we will also rebalance your Contract Value on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, unless you instruct us otherwise.

                      Shares of a Portfolio may become unavailable under the contract for new purchase payments, transfers and asset rebalancing. As a result, shares of a Portfolio may also become unavailable under your Investment Strategy. Investment Strategies may be modified to respond to such events by removing unavailable Portfolios and adding new Portfolios as appropriate. Because such changes may affect your allocation instructions, you will need to provide updated allocation instructions to comply with the modified Investment Strategy. If you do not provide updated allocation instructions, any subsequent purchase payments or transfers requesting payment to an unavailable Portfolio will be considered not in good order. Periodic rebalancing to unavailable Portfolios will cease and any imbalances in percentages due to lack of asset rebalancing will not cause a reduction in your benefit.

                      If you request a transfer or send a subsequent purchase payment with allocation instructions to a Portfolio that is not part of the prescribed Investment Strategy, we will honor your instructions. Please be aware, however, that your total Contract Value will not be invested in accordance with the prescribed Investment Strategy and the guaranteed amount available for withdrawal will be reduced by 50%, resulting in a reduction in your benefit. You may reset your benefit on the next available reset date as described in the "Restoration or Reset of the Benefit" provision for the applicable Guaranteed Minimum Withdrawal Benefit Rider Option.

                      The current Investment Strategy is as follows:

                        (1) owners may allocate assets to the following
                            Designated Subaccounts:

                             FAM Variable Series Funds, Inc. -- Mercury Global Allocation
                             V.I. Fund -- Class III Shares;

                             Fidelity Variable Insurance Products Fund -- VIP Balanced
                             Portfolio -- Service Class 2;

                             Franklin Templeton Variable Insurance Products Trust --
                             Franklin Income Securities Fund -- Class 2 Shares;

                             GE Investments Funds, Inc. -- Total Return Fund -- Class 3 Shares;

                             Janus Aspen Series -- Balanced
                             Portfolio -- Service Shares;

                             Legg Mason Partners Variable Portfolios I,
                             Inc. -- Legg Mason
                             Partners Variable Total Return Portfolio -- Class
                             II;

                             MFS(R) Variable Insurance Trust -- MFS(R) Total Return Series --
                             Service Class Shares; and/or

                             Oppenheimer Variable Account Funds -- Oppenheimer Balanced Fund/VA -- Service Shares; OR

                        (2) owners may allocate assets to Asset Allocation
                            Model C.

The Death Benefit

DISTRIBUTION          In certain circumstances, federal tax law requires that
PROVISIONS UPON       distributions be made under this contract. Except as
DEATH OF OWNER        described below in the "Distribution Rules" provision, a
OR JOINT OWNER        distribution is required upon the death of:

                        (1) an owner or joint owner; or

                        (2) the Annuitant or Joint Annuitant, if any owner or
                            joint owner is a non-natural entity.

                      The amount of proceeds payable upon the death of an owner or joint owner (or the Annuitant or Joint Annuitant if an owner or joint owner is a non-natural entity) and the methods available for distributing such proceeds are also described in the provision below.

                      If any owner or joint owner who is not also an Annuitant or Joint Annuitant dies prior to the Annuity Commencement Date, the amount of proceeds payable will be the Contract Value as of the first Valuation Day as of which we have receipt of request for surrender or choice of applicable payment option, due proof of death and any required forms at our Home Office.

DEATH BENEFIT AT      If any Annuitant dies before income payments begin,
DEATH OF ANY          regardless of whether the Annuitant is also an owner or
ANNUITANT BEFORE      joint owner, the amount of proceeds payable is the death
ANNUITY               benefit. Upon receipt of due proof of an Annuitant's
COMMENCEMENT          death and all required forms (generally, due proof of
DATE                  death is a certified copy of the death certificate or a
                      certified copy of the decree of a court of competent jurisdiction as to the finding of death), a death benefit will be paid in accordance with your instructions, subject to distribution rules and termination of contract provisions discussed in the contract and elsewhere in the prospectus.

                      The death benefit choices we offer are:

                        (1) the Basic Death Benefit;

                        (2) the Annual Step-Up Death Benefit Rider;

                        (3) the 5% Rollup Death Benefit Rider;

                        (4) the Earnings Protector Death Benefit Rider; and

                        (5) the Earnings Protector and Greater of Annual
                            Step-Up and 5% Rollup Death Benefit Rider.

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BASIC DEATH           We automatically provide the Basic Death Benefit to you.
 BENEFIT The death benefit rider options are available to you for an additional charge and must be elected at the time of application. You may not elect any of the optional death benefit riders with the Guaranteed Minimum Withdrawal Benefit for Life Rider. You may elect the Earnings Protector Death Benefit Rider with either the Annual Step-Up Death Benefit Rider or the 5% Rollup Death Benefit Rider. You may not, however, elect the Annual Step-Up Death Benefit Rider and the 5% Rollup Death Benefit Rider together or in any combination.


                      The death benefit varies based on:

                        (1) the Annuitant's age on the date the contract is
                            issued;

                        (2) the Annuitant's age on the date of his or her death;

                        (3) the number of contract years that elapse from the
                            date the contract is issued until the date of the Annuitant's death; and

                        (4) whether any premium taxes are due at the time the
                            death benefit is paid.

                      The Basic Death Benefit available for all contracts issued is equal to the greater of:

                        (a) purchase payments adjusted for any partial
                            withdrawals (including any applicable surrender charges and premium taxes assessed) calculated as of the Valuation Day we receive due proof of death; and

                        (b) the Contract Value on the Valuation Day we receive
                            due proof of death and all required forms.

                      Partial withdrawals (including any withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider Option) reduce the death benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and any premium taxes assessed) reduces the Contract Value.

                      Please see Appendix A for an example of the Basic Death Benefit calculation.

ANNUAL STEP-UP DEATH  The Annual Step-Up Death Benefit Rider adds an extra
BENEFIT RIDER         feature to the Basic Death Benefit. Under the Annual
                      Step-Up Death Benefit Rider, the amount of death benefit proceeds we will pay upon receipt of due proof of death of any Annuitant and all required forms at our Home
                      Office will be the greater of:

                         . the Basic Death Benefit; and

                         . the Annual Step-Up Death Benefit Rider described
                           below.

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                      The following is the Annual Step-Up Death Benefit if all
                      Annuitant(s) are age 80 or younger on the date the contract is issued:

                      The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the later of the fifth contract anniversary and the contract anniversary next following or coincident with the 80th birthday of the older Annuitant and on the Valuation Day which we receive due proof of death and all required forms at our Home Office. At each reset date, the Annual Step-Up Death Benefit equals the greater of
                      (a) and (b) where:

                        (a) is the Contract Value; and

                        (b) is the Annual Step-Up Death Benefit on the last
                            reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

                      Partial withdrawals (including any withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider Option) reduce the Annual Step-Up Death Benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and premium taxes assessed) reduces the Contract Value.

                      The following is the Annual Step-Up Death Benefit if any Annuitant is older than age 80 on the date the contract is issued:

                      The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the contract anniversary next following or coincident with the 85th birthday of the older Annuitant and on the Valuation Day which we receive due proof of death and all required forms at our Home Office. At each reset date, the Annual Step-Up Death Benefit equals the greater of (a) and (b) where:

                        (a) is the Contract Value; and

                        (b) is the Annual Step-Up Death Benefit on the last
                            reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

                      Partial withdrawals (including any withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider Option) reduce the Annual Step-Up

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                      Death Benefit proportionally by the same percentage that
                      the partial withdrawal (including any applicable surrender charges and any applicable premium taxes assessed) reduces the Contract Value.

                      You may only elect the Annual Step-Up Death Benefit Rider at the time of application. Once elected, it may not be terminated and it will remain in effect while this contract is in force until income payments begin. On the Annuity Commencement Date, this rider and its corresponding charge will terminate.

                      The Annual Step-Up Death Benefit Rider may not be available in all states. We charge an additional amount for this benefit. This charge will not exceed an annual rate of 0.20% of your Contract Value at the time of the deduction. See the "Fee Tables" provision of this prospectus for additional information.

                      Please refer to Appendix A for an example of the calculation of the Annual Step-Up Death Benefit Rider.

5% ROLLUP DEATH       The 5% Rollup Death Benefit Rider adds an extra feature
BENEFIT RIDER         to the Basic Death Benefit. Under the 5% Rollup Death
                      Benefit Rider, the amount of death benefit proceeds we will pay upon receipt of due proof of death of any Annuitant and all required forms at our Home Office will be the greater of:

                         . the Basic Death Benefit; and

                         . the 5% Rollup Death Benefit Rider described below.

                      The 5% Rollup Death Benefit Rider is available only to contracts where all Annuitants are age 75 or younger on the date the contract is issued.

                      The 5% Rollup Death Benefit on the Contract Date is the initial purchase payment. At the end of each Valuation Period after the Contract Date, the 5% Rollup Death Benefit is equal to the lesser of (a) and (b) where:

                        (a) is 200% of purchase payments; and

                        (b) is the Rollup Death Benefit at the end of the last
                            Valuation Period increased by a daily interest factor, equivalent to a 5% annual effective interest rate, plus purchase payments made during the current Valuation Period and adjusted for any partial withdrawals taken and premium taxes paid during the current Valuation Period.

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                      Partial withdrawals each contract year, up to 5% of
                      purchase payments, calculated at the time of the partial withdrawal, reduce the 5% Rollup Death Benefit by the same amount that the partial withdrawal, including any surrender charges and premium taxes paid, reduces the Contract Value. If partial withdrawals greater than 5% of purchase payments are taken in any contract year, the 5% Rollup Death Benefit is reduced proportionally for that partial withdrawal and all future partial withdrawals by the same percentage that the partial withdrawal, including any surrender charges and premium tax paid, reduces the Contract Value.

                      Timing of partial withdrawals may have unintended consequences to your 5% Rollup Death Benefit. This benefit increments daily at a compounded rate of 5%. Because of this, any partial withdrawals in a contract year that exceed the accumulated rollup interest, up to an amount equal to 5% of purchase payments, will reduce the death benefit amount below the value at the start of that contract year.

                      You may only elect the 5% Rollup Death Benefit Rider at the time of application. Once elected, it may not be terminated and it will remain in effect while this contract is in force until income payments begin. On the Annuity Commencement Date, this rider and its corresponding charge will terminate.

                      The 5% Rollup Death Benefit Rider may not be available in all states. We charge an additional amount for this benefit. This charge will not exceed an annual rate of 0.30% of your Contract Value at the time of the deduction. See the "Fee Tables" provision in this prospectus for additional information.

                      Please refer to Appendix A for an example of the calculation of the 5% Rollup Death Benefit Rider.

EARNINGS              The Earnings Protector Death Benefit Rider adds an extra
PROTECTOR             feature to your death benefit. The Earnings Protector
DEATH BENEFIT         Death Benefit Rider is available only to contracts where
RIDER                 all Annuitants are age 75 or younger on the date the
                      contract is issued.

                      The following is the Earnings Protector Death Benefit if all Annuitant(s) are age 70 or younger on the date the contract is issued:

                      The Earnings Protector Death Benefit is equal to 40% of earnings, which are defined as (a) minus (b) where:

                        (a) is the Contract Value as of the first Valuation Day
                            we have receipt of due proof of death and all required forms at our Home Office; and

                        (b) is the sum of all purchase payments paid and not
                            previously withdrawn.

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                      The Earnings Protector Death Benefit cannot exceed 70% of
                      purchase payments adjusted for partial withdrawals (including any withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider). Purchase payments, other than the initial purchase payment, paid within 12 months of the date of the Annuitant's death (or Joint Annuitant's death, if applicable) are not included in this calculation. The Earnings Protector Death Benefit will never be less than zero.

                      The following is the Earnings Protector Death Benefit if any Annuitant is older than age 70 on the date the contract is issued:

                      The Earnings Protector Death Benefit is equal to 25% of earnings, which are defined as (a) minus (b) where:

                        (a) is the Contract Value as of the first Valuation Day
                            we have receipt of due proof of death and all required forms at our Home Office; and

                        (b) is the sum of all purchase payments paid and not
                            previously withdrawn.

                      The Earnings Protector Death Benefit cannot exceed 40% of purchase payments paid, as adjusted for partial withdrawals (including any withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider Option). Purchase payments, other than the initial purchase payment, paid within 12 months of the date of the Annuitant's death (or Joint Annuitant's death, if applicable) are not included in this calculation. The Earnings Protector Death Benefit will never be less than zero.

                      Under both age scenarios listed above, partial withdrawals are taken first from gain and then from purchase payments made. For purposes of this rider, gain is calculated as (a) plus (b) minus (c) minus (d), but not less than zero, where:

                        (a) is the Contract Value on the Valuation Day we
                            receive your partial withdrawal or surrender request;

                        (b) is the total of any partial withdrawals, excluding
                            any surrender charges;

                        (c) is the total of purchase payments paid; and

                        (d) is the total of any gain previously withdrawn.

                      You may only elect the Earnings Protector Death Benefit Rider at the time of application. Once elected, it may not be terminated and it will remain in effect while the contract is in force until income payments begin. On the Annuity Commencement Date, this rider and its corresponding charge will terminate.

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                      The Earnings Protector Death Benefit Rider may not be
                      available in all states. We charge an additional amount for this benefit. This charge will not exceed an annual rate of 0.30% of your Contract Value at the time of the deduction. See the "Fee Tables" provision of this prospectus for additional information.

                      Please refer to Appendix A for an example of the calculation of the Earnings Protector Death Benefit Rider.

                      There are important things you should consider before you purchase the Earnings Protector Death Benefit Rider. These include:

                         . The Earnings Protector Death Benefit Rider does not
                           guarantee that any amounts under the benefit will become payable at death. Market declines resulting in your Contract Value being less than your purchase payments paid and not previously withdrawn may result in no additional amount being payable.

                         . Once you elect the Earnings Protector Death Benefit
                           Rider, you cannot terminate it. This means that regardless of any changes in your circumstances, we will continue to assess a charge for the Earnings Protector Death Benefit Rider.

                         . Please take advantage of the guidance of a qualified
                           financial adviser in evaluating the Earnings
                           Protector Death Benefit Rider, as well as the other aspects of the contracts.

THE EARNINGS          The Earnings Protector and Greater of Annual Step-Up and
PROTECTOR AND         5% Rollup Death Benefit Rider combines the Greater of the
GREATER OF            Annual Step-Up and 5% Rollup Death Benefit Rider plus the
ANNUAL STEP-UP        Earnings Protector Death Benefit Rider. Under this rider
AND 5% ROLLUP         option, the amount of death benefit proceeds we will pay
DEATH BENEFIT         upon receipt of due proof of death of any Annuitant and
RIDER                 all required forms at our Home Office will be the
                      greatest of:

                         . the Basic Death Benefit;

                         . the Annual Step-Up Death Benefit Rider described
                           above; and

                         . the 5% Rollup Death Benefit Rider described above;
                           plus

                         . the Earnings Protector Death Benefit Rider described
                           above.

                      You may only elect the Earnings Protector and Greater of Annual Step-Up and 5% Rollup Death Benefit Rider at the time of application. Once elected, it may not be terminated and it will remain in effect while this contract is in force until income payments begin. On the Annuity Commencement Date, this rider and its corresponding charge will terminate.

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                      The Earnings Protector and Greater of Annual Step-Up and
                      5% Rollup Death Benefit Rider may not be available in all states. We charge an additional amount for this benefit. This charge will not exceed an annual rate of 0.70% of your Contract Value at the time of the deduction. See the "Fee Tables" provision of this prospectus for additional information.

TERMINATION OF        Your death benefit rider options will terminate in the
DEATH BENEFIT         event that you assign or sell this contract, unless your
RIDER OPTIONS         contract is assigned or sold pursuant to a court order.
WHEN CONTRACT
ASSIGNED OR SOLD

HOW TO CLAIM          At the death of:
PROCEEDS AND/OR
DEATH BENEFIT
PAYMENTS
                        (1) an owner or joint owner; or

                        (2) the Annuitant or Joint Annuitant if any owner is a
                            non-natural entity;

                      all members of the class first listed below having a member alive or in existence on the date of that death will become the designated beneficiary:

                        (1) the owner or joint owner;

                        (2) the primary beneficiary;

                        (3) the contingent beneficiary; or

                        (4) the owner's or joint owner's estate.

                      The designated beneficiary will be treated thereafter as the sole owner of the contract. The designated beneficiary may choose one of the payment choices described below, or a default payment choice will apply if no such election is made. For purposes of this provision, if there is more than one primary beneficiary named, each one will be treated separately with respect to their portion of the contract. Thus, in cases where there are multiple designated beneficiaries, once all required information is received, each designated beneficiary will be allocated their share of the proceeds in accordance with the terms of the contract and as specified by the owner. Then, each designated beneficiary may elect one of the payment choices below or have the default payment choice apply. If there is no primary beneficiary(ies) alive or in existence at the time of death, all proceeds will be then payable to any named contingent beneficiary(ies).

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                      We should be notified immediately by telephone upon the
                      death of an owner, joint owner, Annuitant or Joint Annuitant. We have the right to request that all notifications of death be immediately followed by written notification. Upon notification, no additional purchase payments will be accepted. Upon such notification of death, we will transfer all assets in the Separate Account to the GE Investments Funds, Inc. -- Money Market Fund until receipt of due proof of death and any required forms. Due proof of death consists of a death certificate issued by a government jurisdiction or a court of law. Any required forms can consist of information necessary in order to pay any named designated beneficiary(ies) and any other information necessary to process applicable proceeds.

                      Any proceeds will be paid in equal shares to one or more designated beneficiaries in accordance with the contract unless otherwise specified by the owner. The distribution rules will be applied as if each designated beneficiary's portion were a separate contract. If a designated beneficiary dies prior to filing a death claim, death proceeds will be paid to that designated beneficiary's estate.

                      Payment Choices: The designated beneficiary may elect the form in which the proceeds will be paid from the following payment choices (and if no election is made, the default payment choice described below will apply):

                        (1) apply the proceeds to provide income under Optional
                            Payment Plan 1, Life Income with Period Certain, as described in the "Optional Payment Plans" section of this prospectus. The first income payment must be made no later than one year after the date of death. The period certain must not exceed the designated beneficiary's life expectancy, as determined by the Internal Revenue Service. The designated beneficiary becomes the Owner and Annuitant under the "Optional Payment Plans" provision;

                        (2) receive the proceeds in one lump sum payment;

                        (3) receive the proceeds over a period of five years
                            following the date of death. We will set the Contract Value to be equal to the death proceeds as of the first Valuation Day that we have received due proof of death. At any time during the five-year period following the date of death, a partial or full distribution may be taken from the contract. The Contract Value as of the date of the distribution request will be the amount payable. We will pay, in one payment, any Contract Value remaining at the earlier of the end of the five-year period or at the death of the designated beneficiary;

                        (4) if the designated beneficiary is the spouse of a
                            deceased owner, he or she may continue the contract as stated in the "Distribution Rules" provision below.

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                      If a designated beneficiary makes no election within 60
                      days following receipt of due proof of death and all required forms at our Home Office, payments will default to payment choice 3 (proceeds paid within five years of death).

DISTRIBUTION          The distribution rules below apply to Non-Qualified
RULES WHEN            Contracts that are generally treated as annuity contracts
DEATH OCCURS          under the Code. These rules do not apply to Qualified
BEFORE INCOME         Contracts or contracts held by charitable remainder
PAYMENTS BEGIN        trusts and certain other entities. Contracts that are not
                      subject to these rules may be subject to other distribution rules. See the "Tax Matters" provision in this prospectus. If the sole designated beneficiary is the spouse of the deceased owner, the spouse may continue the contract as the new owner. If the deceased owner was also an Annuitant or Joint Annuitant, the spouse will automatically become the new sole Annuitant replacing any other Annuitant. As the new named owner and Annuitant, the spouse may exercise all rights as stated in the contract. Any other surviving Joint Annuitant will be removed from the contract. At the death of the surviving spouse, this spousal continuation provision may not be used again (for example, in the case where the surviving spouse remarries). If the spouse is one of multiple designated beneficiaries, the spouse may only continue the contract in proportion to the amount as allocated to him or her by the owner as stated on the application or later in writing in a form acceptable to us.

                      If the designated beneficiary(ies) is not the spouse of the deceased, the designated beneficiary(ies) may not continue the contract indefinitely. Instead, the proceeds from the contract must be distributed in accordance with payment choice 1, 2, or 3.

DISTRIBUTION          After income payments begin, if an owner, joint owner,
RULES WHEN            Annuitant, or designated beneficiary dies while the
DEATH OCCURS          contract is in force, payments that are already being
AFTER INCOME          made under the contract will be made at least as rapidly
PAYMENTS BEGIN        as under the method of distribution in effect at the time
                      of such death, notwithstanding any other provision of the contract. This means that unless accelerated in accordance with contract terms, income payments will continue to the beneficiary under the distribution method in effect at the applicable death.

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Income Payments

INCOME PAYMENTS       The Annuity Commencement Date is the date income payments
AND THE ANNUITY       begin under the contract, provided the Annuitant is still
COMMENCEMENT          living on that date. The Annuity Commencement Date must
DATE                  be a date at least thirteen months from the date the
                      contract is issued. (If the Guaranteed Income Rider is elected, income payments may begin on a different date under the terms of the rider. See the "Guaranteed Income
                      Rider" sections of this provision.)


                      The owner selects the contract's initial Annuity Commencement Date at issue. Thereafter, until income payments begin, the owner may elect to extend the Annuity Commencement Date in one-year increments, so long as the new Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. The latest Annuity Commencement Date we currently permit may not be a date beyond the older Annuitant's 90th birthday, unless we consent to a later date. We reserve the right to discontinue to allow the deferral of the Annuity Commencement Date at any time and without prior notice. Any consent for a new Annuity Commencement Date will be provided on a non-discriminatory basis.

                      An owner may request to change the Annuity Commencement Date by sending written notice to our Home Office prior to the Annuity Commencement Date then in effect. If you change the Annuity Commencement Date, the Annuity Commencement Date will mean the new Annuity Commencement Date selected, provided such Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. If income payments have not commenced upon reaching the latest permitted Annuity Commencement Date, we will begin making payments to the named payee. In this circumstance: (i) if the Guaranteed Minimum Withdrawal Benefit Rider applies, income payments will be made in the form of Life Income with a 10 Year Period Certain; (ii) if the Guaranteed Minimum Withdrawal Benefit for Life Rider applies, income payments will be made pursuant to Optional Payment Plan 6, Fixed Income for Life; (iii) if the Guaranteed Income Rider applies, income payments will be made in the form of Life Income with a 10 Year Period Certain; or (iv) if the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider applies, income payments will be made in the form of a Life Income. If, however, at the latest permitted Annuity Commencement Date these riders do not apply, income payments will be made in the form of a Life Income with a 10 Year Period Certain.

                      An Annuity Commencement Date that occurs or is scheduled to occur at an advanced age (e.g., past age 85) may, in certain circumstances, have adverse income tax consequences. See the "Tax Matters" provision of this prospectus. Contracts issued to qualified retirement plans provide for income payments to start on the date and under the option specified by the plan.


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                      We will make monthly income payments to the owner
                      beginning on the Annuity Commencement Date provided an Annuitant is still living. Unless you have elected the Payment Protection with Commutation Immediate and Variable Annuity Rider, and subject to the provisions discussed above, we will make the monthly income payment in the form of a Life Income with a 10 Year Period Certain plan or a Joint Life and Survivor Income with a 10 Year Period Certain plan, both with variable income payments, using the gender (where appropriate) and settlement age of the Annuitant(s) instead of the payee, unless you make another election as described below. If you elected the Payment Protection with Commutation Immediate and Variable Annuity Rider, we will make monthly income payments over the life of the Annuitant(s). As described in your contract, the settlement age may be less than the Annuitant's age. This means that payments may be lower than they would have been without the adjustment. You may also choose to receive the Surrender Value of your contract in a lump sum on the date immediately preceding the Annuity Commencement Date, in which case, we will cancel the contract. See the "Requesting Payments" provision of this prospectus.

                      Payments will continue for the life of the Annuitant under the Life Income with a 10 Year Period Certain plan if he or she lives longer than 10 years. If the Annuitant dies before the end of 10 years, we will discount the remaining payments for the 10-year period at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.

                      Payments will continue for the life of the Surviving Annuitant under the Joint Life and Survivor Income with a 10 Year Period Certain plan, if any Annuitant lives longer than 10 years. If both Annuitants die before the end of 10 years, the remaining payments for the 10-year period will be discounted at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.


                      The contract also provides optional forms of income payments, each of which is payable on a fixed basis. Optional Payment Plan 1 and Optional Payment Plan 2 also are available on a variable basis.


                      If you elect fixed income payments, the guaranteed amount payable will be computed using interest at 3% compounded yearly. We may increase the interest rate, which will increase the amount we pay to you or the payee.

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                      If you elect variable income payments, the dollar amount
                      of the first variable income payment will depend on the annuity purchase rates described in your contract for the optional payment plan you choose. These rates vary based on the Annuitant's settlement age and gender, and upon the settlement age and gender of a second person you designate (if applicable). Under such tables, the longer the life expectancy of the Annuitant or the longer the period for which we guarantee to make payments under the option, the smaller the amount the first variable income payment will be. After your first income payment, the dollar amount of your income payments will vary based on the investment performance of the Subaccount(s) in which you invest and the contract's assumed interest rate.

                      The assumed interest rate is an assumption we make regarding the investment performance of the Portfolios you select. This rate is simply the total return, after expenses, you need to keep your variable income payments level. We assume an effective annual rate of 3%. This means that if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is less than 3%, then the dollar amount of your variable income payment will decrease. Conversely, if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is greater than 3%, then the dollar amount of your income payment will increase.

                      We will make income payments monthly unless you elect to receive payments quarterly, semi-annually or annually. Under all available payment plans, if any payment that is made more frequently than annually is, would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. If the annual payment payable at maturity is less than $20, we will pay the Surrender Value in a lump sum. See the "Requesting Payments" provision in this prospectus. Upon making such a lump sum payment, we will have no future obligation under the contract.

                      The amount of your income payments will depend on four things:

                        (1) your Surrender Value on the Valuation Day
                            immediately preceding the Annuity Commencement Date;

                        (2) the settlement age on the Annuity Commencement
                            Date, and if applicable, the gender of the Annuitant(s);

                        (3) the specific payment plan you choose; and

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                        (4) if you elect variable income payments, the
                            investment performance of the Portfolios selected.

                      As provided in your contract, we may adjust the age used to determine income payments, and we may deduct premium taxes from your payments.

OPTIONAL              The following optional payment plans are available under
PAYMENT PLANS         the contract unless you have fully annuitized under the
                      Guaranteed Income Rider or the Payment Protection with
                      Commutation Immediate and Variable Annuity Rider:

                          Optional Payment Plan 1 -- Life Income with Period Certain. This option guarantees monthly payments for the lifetime of the payee with a minimum number of years of payments. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. The payee selects the designated period. If the payee dies during the minimum period, we will discount the amount of the remaining guaranteed payments at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.


                          Optional Payment Plan 2 -- Joint Life and Survivor Income. This option provides for us to make monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the survivor's estate, unless otherwise provided.

                          Optional Payment Plan 3 -- Income for a Fixed
                          Period. This option provides for periodic payments to be made for a fixed period not longer than 30 years. Payments can be made annually, semi-annually, quarterly, or monthly. If the payee dies, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

                          Optional Payment Plan 4 -- Income of a Definite Amount. This option provides periodic payments of a definite amount to be paid. Payments can be annually, semi-annually, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are


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                          exhausted. The last payment will equal the amount of
                          any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in a lump sum to the payee's estate, unless otherwise provided.


                          Optional Payment Plan 5 -- Interest Income. This option provides for periodic payments of interest earned from the proceeds left with us. Payments can be annually, semi-annually, quarterly, or monthly. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in a lump sum to the payee's estate, unless otherwise provided. This plan is not available to contracts issued as Qualified Contracts.

                          Optional Payment Plan 6 -- Fixed Income for
                          Life. This option provides for us to make monthly payments of a fixed amount for the life of the Annuitant or, if there are Joint Annuitants, the last surviving Annuitant. If the Guaranteed Minimum Withdrawal Benefit for Life Rider has been elected and the contract has reached the latest permitted Annuity Commencement Date, the fixed amount payable annually will be greater than or equal to the most recently calculated Withdrawal Limit. If the last surviving Annuitant dies, no amount will be payable under this option.

                          If the payee is not a natural person, our consent must be obtained before selecting an Optional Payment Plan. Fixed income payments, if selected, will begin on the date we receive due proof of the Annuitant's death, or on the Annuity Commencement Date. Variable income payments will begin within seven days after the date payments would begin under the corresponding fixed option. Payments under Optional Payment Plan 5 (Interest Income) will begin at the end of the first interest period after the date proceeds are otherwise payable.

                          All payments under Optional Payment Plan 3 (Income for a Fixed Period), Optional Payment Plan 4 (Income of a Definite Amount) and Optional Payment Plan 5 (Interest Income) may be redeemed by the payee upon written request to our Home Office. Payments made under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Joint Life and Survivor Income) and Optional Payment Plan 6 (Fixed Income for Life) are not redeemable. If a request for redemption is received in good order for Optional Payment Plan 3, Optional Payment Plan 4 or Optional Payment Plan 5, the payment will generally be made within seven days; however, some states require us to reserve the right to defer payments from the Guarantee Account for up to six months from the date we receive the request for payment.


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VARIABLE INCOME       The monthly amount of your first variable income payment
PAYMENTS will equal your Contract Value as of the Annuity Commencement Date, less any premium taxes, multiplied by the monthly payment rate for the payment plan you choose (at an assumed interest rate of 3%), divided by 1,000. We determine subsequent payments based on Annuity Units.

                      On the Annuity Commencement Date, we determine the number of Annuity Units for each Subaccount. This number will not change unless you make a transfer. On the Annuity Commencement Date, the number of Annuity Units for a Subaccount is the portion of the first payment from that Subaccount divided by the Annuity Unit value for that Subaccount on the day the first payment is due. Each subsequent variable income payment will equal the sum of payments for each Subaccount. The payment for a Subaccount is the number of Annuity Units for that Subaccount times the Annuity Unit value for that Subaccount seven days before the monthly anniversary of the Annuity Commencement Date.

                      Following the Annuity Commencement Date, the Annuity Unit value of each Subaccount for any Valuation Period will equal the Annuity Unit value for the preceding Valuation Period multiplied by the product of (a) and (b), where:

                        (a) is the net investment factor for the Valuation
                            Period for which we are calculating the Annuity Unit value; and

                        (b) is an assumed interest rate factor equal to
                            .99991902 raised to a power equal to the number of days in the Valuation Period.

                      The assumed interest rate factor in (b) above is the daily equivalent of dividing by one plus the assumed investment interest rate of 3%. We may offer a plan that has a different assumed investment interest rate. If we do, the assumed interest rate factor we use in (b) above would change.

                      If you have elected the Payment Protection with Commutation Immediate and Deferred Variable Annuity, the assumed interest rate will be 4% and the assumed interest rate factor in (b) will equal .99989255 raised to a power equal to the number of days in the Valuation Period.

TRANSFERS             If we are making variable income payments, the payee may
AFTER THE ANNUITY     change the Subaccounts from which we are making the
COMMENCEMENT          payments three times each calendar year. If you elect the
DATE                  Payment Protection with Commutation Immediate and
                      Variable Annuity Rider, the benefits you receive under such rider may be reduced if, after a transfer, your assets (Annuity Units) are not allocated in accordance with the prescribed Investment Strategy.

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                      Transfers may not be made if income payments are being
                      received pursuant to the terms of the Guaranteed Income Rider. The transfer will be effective as of the end of the Valuation Period during which we receive written request at our Home Office. We reserve the right to limit the number of transfers, if necessary, for the contract to continue to be treated as an annuity under the Code. We also reserve the right to refuse to execute any transfer if any of the Subaccounts that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Annuity Unit values. If the number of Annuity Units remaining in a Subaccount after a transfer is less than 1, we will transfer the remaining balance in addition to the amount requested for the transfer. We will not allow a transfer into any Subaccount unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payments as of the date of the transfer will not be affected by the transfer. We will not charge for transfers made after the Annuity Commencement Date.

                      We do not permit transfers between the Subaccounts and the Guarantee Account after the Annuity Commencement Date. We also do not permit transfers in the Guarantee Account from one interest rate guarantee period to another interest rate guarantee period.

GUARANTEED            The Guaranteed Income Rider provides a guaranteed income
INCOME RIDER          benefit that is based on the amount of assets you invest
                      in the GIS Subaccount(s). Under the rider, you will receive a series of monthly income payments determined on the earlier of the date you designate payments from the GIS Subaccount(s) to begin (the "Income Start Date") or the date you annuitize the contract (the "Annuity
                      Commencement Date"). Each series of monthly income payments is referred to as a segment. The guaranteed income benefit may be comprised of one or more segments.
                      If you meet the conditions of the rider, as discussed more fully below, the amount of your monthly income payment, for each segment, will have a guaranteed income floor, and the guaranteed income floor will not vary based on the market performance of the Subaccounts in which your assets are allocated.

                      You may not allocate purchase payments or assets in your contract directly to the GIS Subaccount(s). Payments to the GIS Subaccount(s) must be made through a series of scheduled transfers. As discussed in the "Scheduled Transfers" section below, scheduled transfers may be made in advance of their due date. In other words, you will have the ability to "pre-pay" transfers into the GIS Subaccount(s).

                      The Guaranteed Income Rider may not be available in all states. This rider may be referred to as the "Guaranteed Income Advantage" in our marketing materials. We

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                      reserve the right to discontinue offering the Guaranteed
                      Income Rider at any time and for any reason.

                      Each segment has its own effective date, Income Start Date, series of scheduled transfers, monthly income plan and guaranteed annual income factor. If you wish to elect this rider, you must do so at the time of application. You may add additional segments on any contract monthly anniversary for a maximum of five segments, provided the Annuitant is age 70 or younger at the time the segment is elected. We reserve the right to allow additional segments in the future.

SCHEDULED TRANSFERS   The first scheduled transfer is made to the GIS
                      Subaccount(s) as of the effective date of the segment.
                      Scheduled transfers if due will continue to be made on each monthly anniversary of that date until the earlier of the Income Start Date or the Annuity Commencement
                      Date. Scheduled transfers may be made in advance of the monthly anniversaries on which they become due. If any month ends before the monthly anniversary or on a day that is not a Valuation Day, the next Valuation Day will be treated as the monthly anniversary for that month.

                      Only scheduled transfers can be made into the GIS Subaccount(s). Purchase payments may not be made directly to the GIS Subaccount(s). Scheduled transfers are made first to the GIS Subaccount(s) of the segment that has been in effect for the longest period of time.

                      Scheduled transfers will first be made on a pro rata basis from the Subaccounts to which you have allocated assets, excluding the GIS Subaccount(s).

                      There is a minimum scheduled transfer of $100. If amounts available for transfer on the date of the scheduled transfer are not enough to make the scheduled transfer, that scheduled transfer and any future scheduled transfers will not be made with respect to that segment. Your guaranteed income floor for that segment will be based upon scheduled transfers made to that date.

WITHDRAWALS AND       You may take a withdrawal or make transfers from the GIS
TRANSFERS             Subaccount(s) at any time prior to the earlier of the
                      Income Start Date or the Annuity Commencement Date.
                      Except for the annual contract charge and any transfer charge (if applicable), any rider charge and contract charge not taken as an asset based charge from the GIS
                      Subaccount(s) will be treated as withdrawals for purposes of calculating the guaranteed income floor and scheduled transfers made.

                      Once you take a withdrawal or make a transfer from a segment, you will not be permitted to make any additional scheduled transfers to that segment. Your guaranteed income floor will be adjusted to reflect the amount withdrawn or transferred

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                      by using a recalculation of scheduled transfers made as
                      described below. After such withdrawal or transfer, the scheduled transfers made will equal (a) multiplied by
                      (b) divided by (c), where:

                        (a) is the scheduled transfers made prior to such
                            withdrawal or transfer;

                        (b) is the value of the applicable GIS Subaccount(s)
                            after such withdrawal or transfer; and

                        (c) is the value of the applicable GIS Subaccount(s)
                            before such withdrawal or transfer.

                      Unless you instruct otherwise, withdrawals will first be deducted from the Subaccounts in which you have allocated assets, excluding the GIS Subaccount(s). These deductions will be taken on a pro rata basis. Then, withdrawals will be deducted from the GIS Subaccount(s) from the segment that has been in effect for the shortest period of time.

                      Transfers from the GIS Subaccount(s) will be subject to the provisions stated in the "Transfers" provision in this prospectus.

MONTHLY INCOME        You may elect to receive monthly income under this rider
                      or you may elect to transfer the value in the GIS
                      Subaccount(s) to another investment option under your contract and receive income payments. If you elect to transfer the value in the GIS Subaccount(s) to another investment option, you will lose the guaranteed income benefit for that segment.

                      On the Income Start Date, we will begin making monthly income payments in accordance with the monthly income plan chosen by you. The Income Start Date for the first segment is determined at application. The Income Start Date for each additional segment is determined at the time that segment is added to the contract. Once established, these Income Start Dates cannot be changed. For a single Annuitant, monthly income will be based on a Life Income with a 10 Year Period Certain plan. For Joint Annuitants, monthly income will be based on a Joint Life and Survivor Income with a 10 Year Period Certain plan. Different options may be elected prior to the effective date of the segment and must be approved by us. Please note that all optional payment plans listed may not be available. See the "Optional Payment Plans" section of the "Income Payments" provision in this prospectus for additional information on available payment options.

                      Once monthly income payments begin, we will allocate payments to the investment options in which you have allocated assets at that time, excluding the GIS Subaccount(s), unless you choose to have monthly income payments made directly to

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                      you. Monthly income payments that are allocated to the
                      investment options will not be subject to a contingent deferred sales charge if those payments are subsequently withdrawn or surrendered from the contract.

                      Monthly income is calculated as of the first Valuation Day of each annuity year. If the first day of the annuity year does not begin on a Valuation Day, payments will be calculated on the next succeeding Valuation Day. Monthly income from the segment will not change from month to month during an annuity year; however, if another segment begins monthly payments after payments have already begun from other segments, your total monthly payments may increase due to the fact payments are being made from multiple segments.

HOW INCOME PAYMENTS
ARE CALCULATED

Initial Income        The initial annual income amount under any applicable
Payment               payment plan is calculated by taking (a) multiplied by
                      (b), divided by (c), where:

                        (a) is the annual income rate per $1,000 in the
                            contract for the income payment plan elected and the gender(s) and settlement age(s) of the Annuitant(s) as shown in the rider as of the Income Start Date;

                        (b) is the value in the applicable GIS Subaccount(s) as
                            of the Income Start Date, less any applicable premium tax; and

                        (c) is $1,000.

                      Income rates, for purposes of the Guaranteed Income Rider, are based on the Annuity 2000 Mortality Tables, using an assumed interest rate of 3.5%.

                      The initial monthly income is the greater of the level income amount and the guaranteed income floor. We determine the level income amount by applying the annual income amount to a 12 month, period certain, single payment immediate annuity.

                      The guaranteed income floor is equal to (a) multiplied by
                      (b), where:

                        (a) is the scheduled transfers made into the GIS
                            Subaccount(s), adjusted for withdrawals and transfers; and

                        (b) is the guaranteed annual income factor divided by
                            12.

                      Subsequent income payments are determined by Annuity
Subsequent Income     Units. The amount of any subsequent annual income amount
Payments              may be greater or less than the initial amount.

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                      The number of Annuity Units for each Subaccount is
                      determined by dividing the portion of the initial annual income amount attributable to that Subaccount by the Annuity Unit value for that Subaccount as of the Income Start Date. The dollar amount of each subsequent annual income amount is the sum of the amounts from each Subaccount. The amount is determined by multiplying your number of Annuity Units in each Subaccount by the Annuity Unit value for that Subaccount as of the Valuation Day each annuity year begins.

                      An adjustment account is established on the Income Start Date. The adjustment account tracks the difference between the level income amount and the guaranteed income floor when the level income amount is less than the guaranteed income floor. You will not receive monthly income above the guaranteed income floor unless future performance of the underlying Subaccount(s) is sufficient to reduce the adjustment account to zero. Therefore, poor long-term performance of the underlying Subaccount(s) may result in monthly income equal to the guaranteed income floor, even if the underlying Subaccount(s) performs well in a particular year. The value of the adjustment account will be the greater of (a) and (b), where:

                        (a) is zero; and

                        (b) is 12 multiplied by the guaranteed income floor
                            minus 12 multiplied by the initial level income amount.

                      The actual monthly income in subsequent annuity years is the greater of (a) and (b), where:

                        (a) is the subsequent level income amount minus any
                            value in the adjustment account as of the date the last monthly income was made divided by 12; and

                        (b) is the guaranteed income floor.

                      For monthly income in subsequent annuity years, the value of the adjustment account will be the greater of (a) and
                      (b) where:

                        (a) is zero; and

                        (b) is the value of the adjustment account as of the
                            date that the last monthly income was made, plus 12 multiplied by the actual subsequent monthly income, minus 12 multiplied by the subsequent level income amount.

                      On the Income Start Date, if any monthly income would be $100 or less, we reserve the right to reduce the frequency of transfers or payments to an interval that would result in each amount being at least $100. If the annual amount is less than $100, we

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                      will pay you the value in the applicable GIS Subaccount
                      as of the Income Start Date and that segment will terminate.

                      On the Annuity Commencement Date, no further scheduled transfers can be added to the GIS Subaccount(s). On this date, monthly income will be included as part of income payments in accordance with your income payment plan selected.

DEATH PROVISIONS      The following provisions apply to any and all segments
                      with regard to the death of any Annuitant.

                      Special Distribution Rules When Death Occurs Before Income Start Date and Annuity Commencement Date

                      For a surviving spouse who is an Annuitant and a designated beneficiary, the following will apply:

                        (1) Upon notification of death:

                            (a) the value of all Subaccounts, excluding the
                                value of the GIS Subaccount(s), will be
                                transferred to the GE Investments Funds, Inc. --Money Market Fund; and

                            (b) scheduled transfers if due will continue to be
                                made.

                        (2) If the surviving spouse elects to continue the
                            contract, on receipt of proof of death and all required forms at our Home Office:

                            (a) the death benefit under the contract will be
                                allocated on a pro rata basis to the investment options in which assets are then allocated;

                            (b) all current segments will continue; and

                            (c) the surviving spouse may elect to fund new
                                segments on a contract monthly anniversary, if then eligible.

                      For a surviving spouse, who is the designated beneficiary of any portion of the contract but not an Annuitant, the following will apply:

                        (1) Upon notification of death:

                            (a) the value of all Subaccounts, including the GIS
                                Subaccount(s), will be transferred to the GE
                                Investments Funds, Inc. --Money Market Fund; and

                            (b) all existing segments will terminate.

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                        (2) If the surviving spouse elects to continue the
                            contract, on receipt of proof of death and all required forms at our Home Office:

                            (a) we will allocate the death benefit under the
                                contract on a pro rata basis to the investment options in which assets are then allocated; and

                            (b) the surviving spouse may elect to fund new
                                segments on a contract monthly anniversary, if then eligible.

                      Special Distribution Rules When Death Occurs On or After Income Start Date and Before Annuity Commencement Date

                      If any Annuitant dies on the Income Start Date, the death benefit is reduced pro rata by the same proportion that the value in the GIS Subaccount(s) is to the total Contract Value.

                      If any Annuitant dies after the Income Start Date but before the Annuity Commencement Date, proceeds will be paid under this rider, unless the surviving spouse continues the contract. The amount of proceeds payable under this rider will be the greater of (a) and (b), where:

                        (a) is the commuted value of the remaining period
                            certain of the guaranteed income floor; and

                        (b) is the commuted value of the remaining period
                            certain of the annual income amount.

                      Commuted values will be calculated at a rate not greater than 1% above the rate at which the payments and Annuity Units were calculated. We will calculate the commuted values on the date that we receive proof of death and all required forms at our Home Office.

                      For a surviving spouse who is an Annuitant and designated beneficiary, the following will apply:

                        (1) Upon notification of death:

                            (a) the value of all Subaccounts, excluding the
                                value of the GIS Subaccount(s), will be
                                transferred to the GE Investments Funds, Inc. --Money Market Fund; and

                            (b) scheduled transfers if due will continue to be
                                made.

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                        (2) If the surviving spouse elects to continue the
                            contract, on receipt of proof of death and all required forms at our Home Office:

                            (a) the death benefit will be allocated on a pro
                                rata basis to the investment options in which assets are then allocated including any rider segments that are in effect prior to the Income Start Date;

                            (b) all current segments will continue; and

                            (c) the surviving spouse may elect to fund new
                                segments on any contract monthly anniversary, provided he or she meets the eligibility requirements.

                      For a surviving spouse, who is the designated beneficiary of any portion of the contract but not an Annuitant, the following will apply;

                        (1) Upon notification of death;

                            (a) all value of the Subaccounts will be
                                transferred to the GE Investments Funds, Inc. -- Money Market Fund; and

                            (b) all existing segments not past the Income Start
                                Date will terminate.

                        (2) If the surviving spouse elects to continue the
                            contract, on receipt of proof of death and all required forms at our Home Office:

                            (a) the death benefit will be allocated on a pro
                                rata basis to the investment options in which assets are then allocated;

                            (b) any segment past its Income Start Date will
                                continue any remaining period certain payments; and

                            (c) the surviving spouse may elect to fund new
                                segments on any contract monthly anniversary, provided he or she meets the eligibility requirements.

                      The surviving spouse will become the named designated Annuitant.

OTHER CONTRACT        Any rider and contract charges not taken on a daily basis
CHARGES               will first be deducted on a pro rata basis from all
                      Subaccounts, excluding the GIS Subaccount(s). Any remaining charges will be deducted from the GIS
                      Subaccount(s) of the segments beginning with the segment that has been in effect for the shortest period of time and that has not reached its Income Start Date. Except for the annual contract charge and any transfer charge
                      (if applicable), any rider charge and contract charge not taken as an asset based charge from the GIS Subaccount(s) will be treated as withdrawals for purposes of calculating the guaranteed income floor and scheduled transfers made.

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TERMINATION OF RIDER  This rider will terminate on the contract anniversary following the first date that there are no segments, unless you are eligible to buy a segment on that date.

OWNERSHIP AND         On the date that the contract is assigned or sold, unless
CHANGE OF             under an involuntary assignment effected by legal
OWNERSHIP             process, all amounts in the GIS Subaccount(s) will be
                      transferred to the GE Investments Funds, Inc. -- Money
                      Market Fund.

                      If you marry after the Contract Date, you may add your spouse as a Joint Owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

                      For purposes of this rider:

                             . a non-natural owner must name an Annuitant and may name a Joint Annuitant;

                             . a natural individual owner must also be an Annuitant;

                             . if there is only one natural owner, that owner may name his or her spouse as a Joint Annuitant.

EXAMPLES The following examples show how the Guaranteed Income Rider works based on hypothetical values. The example is for illustrative purposes only and is not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract.

                      The first example assumes that an owner purchases a contract with a male Annuitant age 60 at the time of issue and has elected a Life Income with a 10 Year Period Certain payment plan. In addition, the example assumes that:

                        (1) the owner purchases the contract for $96,000;

                        (2) the owner makes no additional purchase payments;

                        (3) the owner purchases only one segment;

                        (4) the contract, including the GIS Subaccount
                            investing in shares of the GE Investments Funds, Inc. -- Total Return Fund, earns a net return of 5%;

                        (5) the owner makes scheduled transfers of $800 at the
                            first of every month (for a total of $9,600 per year) for 10 years; and

                        (6) the owner annuitizes the GIS Subaccount at the end
                            of the 10th year.

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




                                                                Value of  Guaranteed
       Value of              Value of   Value of GIS              GIS      Minimum
     Subaccounts  Scheduled Subaccounts  Subaccount  Scheduled Subaccount   Annual
     at Beginning Transfers  at End of  at Beginning Transfers at End of   Payment
Year   of Year      Made       Year       of Year      Made       Year     Accrued
---- ------------ --------- ----------- ------------ --------- ---------- ----------
 1     $96,000     $9,600     $90,778     $      0    $9,600    $  9,849    $  956
 2      90,778      9,600      85,303        9,849     9,600      20,173     1,913
 3      85,303      9,600      79,565       20,173     9,600      30,995     2,869
 4      79,565      9,600      73,551       30,995     9,600      42,339     3,825
 5      73,551      9,600      67,247       42,339     9,600      54,230     4,781
 6      67,247      9,600      60,639       54,230     9,600      66,695     5,738
 7      60,639      9,600      53,712       66,695     9,600      79,761     6,694
 8      53,712      9,600      46,452       79,761     9,600      93,457     7,650
 9      46,452      9,600      38,841       93,457     9,600     107,814     8,606
 10     38,841      9,600      30,864      107,814     9,600     122,863     9,563

                      Assuming the above, we will make guaranteed payments of $9,563 (annually) to the owner for the life of the Annuitant or for 10 years, whichever is longer. The table below shows how calculated payments and the adjustment account may vary and affect the payment to the owner.

                                                     Adjustment
                      Calculated Guaranteed Payment   Account
                 Year  Payment    Payment   to Owner  Balance
                 ---- ---------- ---------- -------- ----------
                  11   $ 9,436     $9,563   $ 9,563     $127
                  12     9,557      9,563     9,563      132
                  13     9,679      9,563     9,563       16
                  14     9,803      9,563     9,787        0
                  15     9,928      9,563     9,928        0
                  16    10,055      9,563    10,055        0
                  17    10,184      9,563    10,184        0
                  18    10,314      9,563    10,314        0
                  19    10,446      9,563    10,446        0
                  20    10,579      9,563    10,579        0

                      This next example assumes that an owner purchases a contract with a male Annuitant age 60 at the time of issue and has elected a Life Income with a 10 Year Period Certain payment plan. In addition, the example assumes that:

                        (1) the owner purchases the contract for $96,000;

                        (2) the owner makes no additional purchase payments;

                        (3) the owner purchases only one segment;

                        (4) the contract, including the GIS Subaccount
                            investing in shares of the GE Investments Funds, Inc. -- Total Return Fund, earns a net return of 5%;

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




                        (5) the owner transfers the entire $96,000 into the GIS
                            Subaccount at the beginning of year 1; and

                        (6) the owner annuitizes the GIS Subaccount at the end
                            of the 10th year.

                                                                            Guaranteed
       Value of              Value of   Value of GIS           Value of GIS  Minimum
     Subaccounts  Scheduled Subaccounts  Subaccount  Scheduled  Subaccount    Annual
     at Beginning Transfers  at End of  at Beginning Transfers  at End of    Payment
Year   of Year      Made       Year       of Year      Made        Year      Accrued
---- ------------ --------- ----------- ------------ --------- ------------ ----------
 1     $96,000     $96,000      $0        $      0    $96,000    $100,630     $9,563
 2           0           0       0         100,630          0     105,484      9,563
 3           0           0       0         105,484          0     110,572      9,563
 4           0           0       0         110,572          0     115,905      9,563
 5           0           0       0         115,905          0     121,495      9,563
 6           0           0       0         121,495          0     127,355      9,563
 7           0           0       0         127,355          0     133,498      9,563
 8           0           0       0         133,498          0     139,937      9,563
 9           0           0       0         139,937          0     146,687      9,563
 10          0           0       0         146,687          0     153,762      9,563

                      Assuming the above, we will make guaranteed payments of $9,563 (annually) to the owner for the life of the Annuitant or for 10 years, whichever is longer. The table below shows how calculated payments and the adjustment account may vary and affect the payment to the owner.

                                                     Adjustment
                      Calculated Guaranteed Payment   Account
                 Year  Payment    Payment   to Owner  Balance
                 ---- ---------- ---------- -------- ----------
                  11   $11,809     $9,563   $11,809      $0
                  12    11,960      9,563    11,960       0
                  13    12,113      9,563    12,113       0
                  14    12,268      9,563    12,268       0
                  15    12,425      9,563    12,425       0
                  16    12,584      9,563    12,584       0
                  17    12,745      9,563    12,745       0
                  18    12,908      9,563    12,908       0
                  19    13,073      9,563    13,073       0
                  20    13,240      9,563    13,240       0

TAX TREATMENT OF      Monthly income payments allocated to investment options
GUARANTEED INCOME     under the contract and other transfers to investment
RIDER                 options are generally not subject to tax. However, if you
                      have elected to have monthly income payments paid to you and subsequently direct that they be allocated to investment options under the contract, monthly income payments so allocated may continue to be subject to tax under certain circumstances. If you have elected to have monthly income payments paid to you, you should consult a tax adviser before changing that election.

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




                      Monthly income payments and other distributions you receive before the Annuity Commencement Date are subject to tax as partial withdrawals. If your contract is a Non-Qualified Contract, this means that you will pay tax at ordinary income tax rates on the amount you receive to the extent that your Contract Value before the monthly income payment exceeds your "investment in the contract," i.e., generally, the total of your purchase payments under the contract reduced by any amounts you previously received from the contract that you did not include in your income. (It is important to note that the taxation of each payment is determined based on the total Contract Value and total investment in the contract, not the value in a particular segment or the purchase payments that may be considered to have been allocated to that segment.) The Code imposes a higher rate of tax on ordinary income than it does on capital gains. Monthly income payments you receive before the Annuity Commencement Date may also be subject to a penalty tax equal to 10% of the amount of such payments that are included in you gross income.

                      Monthly income payments you receive on or after the Annuity Commencement Date will be subject to tax as income payments. A portion of each payment will be treated as nontaxable recovery of your "investment in the contract" (see above) and the remainder will be taxed at ordinary income tax rates. We will notify you annually of the taxable amount of your income payments. If income payments cease because of the death of the Annuitant(s) and before the total amount of the "investment in the contract" has been recovered, the unrecovered amount generally will be deductible.

                      Persons intending to purchase the Guaranteed Income Rider in connection with a qualified retirement plan should obtain advice from a tax adviser.

                      For further information on the tax treatment of partial withdrawals and income payments, see the "Tax Matters" provision below.

PAYMENT               The Payment Protection with Commutation Immediate and
PROTECTION WITH       Deferred Variable Annuity Rider provides for a guaranteed
COMMUTATION           income benefit that is based on the amount of purchase
IMMEDIATE AND         payments you make to your contract. Under the rider, you
DEFERRED              will receive a series of monthly income payments
VARIABLE ANNUITY      determined on the Annuity Commencement Date. If you meet
RIDER                 the conditions of the rider, as discussed more fully
                      below, the amount of your monthly income payment will have a guaranteed payment floor, and the guaranteed payment floor will not vary based on the market performance of the Subaccounts in which your assets are allocated. In addition, you will be eligible to receive at least the value of your purchase payments in monthly income or additional death proceeds, even if your Contract Value reduces to zero. The rider includes an "immediate annuitization" feature that provides you the opportunity to receive monthly income payments within the first year of the contract. Under the rider, you also may request to terminate your

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



                      contract and rider at any time after the Annuity Commencement Date and receive the commuted value of your income payments, minus a commutation charge, in a lump sum, so long as the termination is after the right to cancel period under your contract. These and other features of the rider are more fully discussed below.

                      This rider may be referred to as "Payment Optimizer Plus" in our marketing materials and throughout this prospectus. This rider may not be available in all states. We reserve the right to discontinue offering the rider at any time and for any reason. If you wish to elect this rider, you must do so at the time of application.

INVESTMENT STRATEGY   In order to receive the full benefit provided by this
                      rider, you must invest all purchase payments and allocations in accordance with the prescribed Investment
                      Strategy. If you do not allocate all assets in accordance with the prescribed Investment Strategy, your benefit will be reduced by 50%. Even if your benefit is reduced, you will continue to pay the full amount charged for the rider.

                      Investment Strategies may change from time to time. You may allocate your assets in accordance with your Investment Strategy prescribed at the time the contract was issued, or in accordance with the Investment Strategy in effect at the time you reset your benefit. Therefore, you may have assets allocated to an Investment Strategy that is different than the Investment Strategy described in this prospectus. Your ability to choose different Investment Strategies is limited, as described below.


                      The current Investment Strategy includes Designated Subaccounts and Asset Allocation Model C. Under this Investment Strategy, contract owners may allocate assets to either Asset Allocation Model C or to one or more Designated Subaccounts. Contract owners may not allocate assets to Asset Allocation Model C and one or more Designated Subaccounts. For more information about Asset Allocation Model C and the Subaccounts comprising Asset Allocation Model C and the Designated Subaccounts, please see the "Subaccounts" and "Asset Allocation Program" provisions in this prospectus.


                      On a monthly basis, we will rebalance your Contract Value to the Subaccounts in accordance with the percentages that you have chosen to invest in the Designated Subaccounts or in accordance with the allocations that comprise Asset Allocation Model C. In addition, we will also rebalance your Contract Value on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, unless you instruct us otherwise.

                      Shares of a Portfolio may become unavailable under the contract for new purchase payments, transfers, and asset rebalancing. As a result, shares of a Portfolio may also become unavailable under your Investment Strategy. Investment Strategies may be modified to respond to such events by removing unavailable Portfolios and adding new Portfolios as appropriate. Because such changes may affect your allocation instructions, you will need to provide updated allocation instructions to comply with the modified Investment Strategy. If you do not provide updated allocation instructions, any subsequent purchase payments or transfers requesting payment to an unavailable Portfolio will be considered not in good order. Periodic rebalancing to unavailable Portfolios will cease and any imbalances in percentages due to lack of asset rebalancing will not cause a reduction in your benefit.

                      If you request a transfer or send a subsequent purchase payment with allocation instructions to a Portfolio that is not part of the prescribed Investment Strategy, we will honor your instructions. Please be aware, however, that your total Contract Value will not be invested in accordance with the prescribed Investment Strategy, and your benefit base will be reduced by 50%, resulting in a reduction in your benefit.

                      You may elect to resume participation in the prescribed Investment Strategy at your next available reset date, as described in the "Reset of Benefit Base" provision below, provided we receive written notice of your election at our Home Office at least 15 days prior to that date. If you elect to participate in the Investment Strategy, your benefit base will be reset to your Contract Value as of that date. At that time, the charge for this rider will also be reset. The new charge, which may be higher than your previous charge, is guaranteed not to exceed an annual rate of 1.25%.

                      The current Investment Strategy is as follows:

                        (1) owners may allocate assets to the following
                            Designated Subaccounts:

                             FAM Variable Series Funds, Inc. -- Mercury Global Allocation
                             V.I. Fund -- Class III Shares;

                             Fidelity Variable Insurance Products Fund -- VIP Balanced
                             Portfolio -- Service Class 2;

                             Franklin Templeton Variable Insurance Products Trust --
                             Franklin Income Securities Fund -- Class 2 Shares;

                             GE Investments Funds, Inc. -- Total Return
                             Fund -- Class 3 Shares;

                             Janus Aspen Series -- Balanced
                             Portfolio -- Service Shares;

                             Legg Mason Partners Variable Portfolios I,
                             Inc. -- Legg Mason
                             Partners Variable Total Return Portfolio -- Class
                             II;

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




                             MFS(R) Variable Insurance Trust -- MFS(R) Total Return Series --
                             Service Class Shares; and/or

                             Oppenheimer Variable Account Funds -- Oppenheimer Balanced Fund/VA -- Service Shares; OR

                        (2) owners may allocate assets to Asset Allocation
                            Model C.

                      If, on the Annuity Commencement Date, you are allocating assets in accordance with the prescribed Investment Strategy and you later choose to allocate the value of Annuity Units without following the Investment Strategy, your income base will be reduced by 50% and the benefits you are eligible to receive under the rider will be reduced. However, if your benefit base was reduced due to not following the Investment Strategy and then not reset before your Annuity Commencement Date, this adjustment does not apply.

                      On a monthly basis, we will rebalance the value of Annuity Units to the Subaccounts in accordance with the percentages that you have chosen for the Designated Subaccounts or in accordance with the allocation that comprises Asset Allocation Model C.

                      We will not reduce your benefit base or income base if you are not following the Investment Strategy due to a Portfolio liquidation or a Portfolio dissolution and the assets are transferred from the liquidated or dissolved Portfolio to another Portfolio.

BENEFIT BASE AND      Benefit base is used to calculate income base. Income
INCOME BASE           base is used to calculate the guaranteed amount of
                      monthly income. Income base is also used to calculate any additional death proceeds. If benefit base or income base is reduced, the benefits you are eligible for under this rider also will be reduced.

                      The initial benefit base is equal to the sum of all purchase payments received on the Contract Date. The benefit base remains in effect until adjusted as described below.

                      If you have allocated assets in accordance with the prescribed Investment Strategy from the later of the Contract Date and the date on which benefit base was reset, as described in the "Reset of Benefit Base" provision below, any additional purchase payments applied will be added to the benefit base as of the prior Valuation Day. We reserve the right to exclude additional purchase payments from being applied to the benefit base. As a result, it is possible that you would not be able to make subsequent purchase payments after the initial purchase payment to take advantage of the benefits provided by the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider that would be associated with such additional purchase

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



                      payments. For example, since your benefit base would not be increased for such subsequent purchase payments, the monthly income payments associated with such purchase payments would not have a guaranteed payment floor and such purchase payments would not increase the income base for purposes of calculating the amount of any additional death proceeds. In addition, if you make purchase payments that are not included in the calculation of your benefit base, you will pay a higher rider charge to the extent that the purchase payments increase the Contract Value upon which the charge is imposed. Also, to the extent your Contract Value is increased by such purchase payments, you are less likely to realize any benefit under the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider, because it is less likely that your Contract Value will be less than the benefit base or income base, as applicable. Before making purchase payments that do not increase the benefit base, you should consider that: (i) the guaranteed payment floor, additional death proceeds, and other guarantees provided by this rider will not reflect such purchase payments; (ii) any such purchase payments make it less likely that you will receive any such benefits even if your Contract Value has declined; and (iii) this rider may not make sense for you if you intend to make purchase payments that will not increase the benefit amount.

                      If your benefit base was reduced due to not following the Investment Strategy and then not reset, any additional purchase payments applied will increase the benefit base on the prior Valuation Day by (a) minus (b), where:

                        (a) is the purchase payment; and

                        (b) is the purchase payment multiplied by 50%.

                      We reserve the right to exclude additional purchase payments from being applied to the benefit base.

                      All withdrawals, including any surrender charges, reduce the benefit base. The new benefit base is equal to
                      (a) multiplied by (b) divided by (c), where:

                        (a) is the benefit base as of the prior Valuation Day,
                            adjusted for any additional purchase payments received;

                        (b) is the Contract Value following the withdrawal; and

                        (c) is the Contract Value before the withdrawal.

                      On the Annuity Commencement Date, the income base is set equal to the benefit base. Any withdrawal that occurs on the Annuity Commencement Date will be processed before benefit base is converted to income base.

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




Reset of Benefit Base If all of the Annuitants are ages 50 through 59, you may choose to reset your benefit base on an annual anniversary of the Contract Date that is at least 12 months after the later of the Contract Date and the last reset date. If the older of the Annuitants is age 60 through 85, you may choose to reset your benefit base on an annual anniversary of the Contract Date that is at least 36 months after the later of the Contract Date and the last reset date.

                      We must receive written notice of your election to reset your benefit base at our Home Office at least 15 days prior to the reset date. If you do reset your benefit base, as of that date, we will:

                         . reset the benefit base to your Contract Value;

                         . reset the charge for this rider. The new charge,
                           which may be higher than your previous charge, will never exceed 1.25% annually; and

                         . reset the Investment Strategy to the current
                           Investment Strategy.

                      You may not reset your benefit base after the Annuity Commencement Date. If on any contract anniversary any Annuitant is older than age 85, you may not reset your benefit base. Because the Annuity Commencement Date is determined by when you begin taking income payments, you should carefully consider when to start taking income payments if you elected the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider. The longer you wait before beginning to take income payments, the more opportunities you may have to reset the benefit base and thereby potentially increase the amount of income payments. If you delay starting to take income payments too long, you may limit the number of years available for you to take income payments in the future (due to life expectancy) and you may be paying for a benefit you are not using.

MONTHLY INCOME        The Annuity Commencement Date under this rider may be any
                      Valuation Day after the first Valuation Day under the Contract. Prior to the date that monthly income begins, the Maturity Date may be changed to any Valuation Day after the first Valuation Day under the Contract. On the Annuity Commencement Date, we will begin the payment process for your monthly income payments. Monthly income will be paid to you over the life of the Annuitant(s), unless you elect otherwise. Beginning on the Annuity
                      Commencement Date, monthly income will be calculated annually as of the first Valuation Day of each annuity year. An annuity year is the one-year period beginning on the Annuity Commencement Date or on the annual anniversary of the Annuity Commencement Date. If the first day of an annuity year does not begin on a Valuation Day, the next Valuation Day will be used in calculating the monthly income for that

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



                      annuity year. Monthly income will not vary during an annuity year. The amount may increase or decrease from annuity year to annuity year.

HOW INCOME PAYMENTS
ARE CALCULATED

                      The guaranteed payment floor is the guaranteed amount of
Guaranteed Payment    each monthly income. The guaranteed payment floor is
Floor                 equal to (a) multiplied by (b) divided by (c), where:

                        (a) is the income base;

                        (b) is the guaranteed payment floor percentage for the
                            attained age of the Annuitant for a single
                            Annuitant contract or the attained age for younger living Annuitant for a Joint Annuitant contract on the Annuity Commencement Date; and

                        (c) is 12.

                      For purposes of this rider, the benefits provided under this rider, and the rider charge, once a contract is a Joint Annuitant contract, it will remain a Joint Annuitant contract while the contract and rider are in effect.

Initial Monthly IncomeThe initial monthly income is the greater of the level income amount and the guaranteed payment floor. The annual income amount is used to determine the level income amount. We determine the level income amount by applying the annual income amount to a 12 month, period certain, single payment immediate annuity.

                      The initial annual income amount is equal to
                      (a) multiplied by (b), where:

                        (a) is the payment rate based upon the gender(s), when
                            applicable, and settlement age(s) of the Annuitant(s) as shown in the rider, the Contract Value on the Valuation Day prior to the Annuity Commencement Date and the income base as of the Annuity Commencement Date; and

                        (b) is the Contract Value on the Valuation Day prior to
                            the Annuity Commencement Date less any premium tax.

                      For purposes of this rider only, the payment rates are based on the Annuity 2000 Mortality Table, using an assumed interest rate of 4%. These annuity rates may not be as favorable as the current rates we would use to calculate payments under the "Life Income with Period Certain" annuity payment option available under this contract on the Annuity Commencement Date, and your Contract Value on the Annuity Commencement Date would be higher than under this rider because there would be no associated rider charge. Accordingly, payments under such an annuity payment option

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



                      may be greater than payments under this rider. However, payments under such an annuity payment option would not have a guaranteed payment floor. In addition, you would not be guaranteed to be eligible to receive such at least the value of your purchase payments in monthly income payments or additional death proceeds even if your Contract Value reduces to zero, although payments under life income with period certain annuity payment options may also provide certain death proceeds. You should carefully consider which annuity payment option is right for you.

                      Monthly Age Adjustment: The settlement age(s) is the Annuitant(s)'s age last birthday on the date monthly income begins, minus an age adjustment from the table below. The actual age adjustment may be less than the numbers shown.

                                                Maximum
                           Year Payments Begin    Age
                           After    Prior To   Adjustment
                           ------------------------------
                           2005       2011          5
                           2010       2026         10
                           2025         --         15

                      On the Annuity Commencement Date, if any monthly income payment would be $100 or less, we reserve the right to reduce the frequency of payments to an interval that would result in each amount being at least $100. If the annual payment would be less than $100, we will pay the Contract Value on the Valuation Day prior to the Annuity Commencement Date and the contract will terminate on the Annuity Commencement Date.

                      Subsequent annual income amounts are determined by means
Subsequent Monthly    of Annuity Units. The amount of any subsequent annual
Income                income amount may be greater or less than the initial
                      payment. We guarantee that each subsequent payment will not be affected by variations in mortality experience from the mortality assumptions on which the first payment is based. The number of Annuity Units will be determined on the Annuity Commencement Date. The number will not change unless a transfer is made. The number of Annuity
                      Units for a Subaccount is determined by dividing the initial annual income amount attributable to that Subaccount by the Annuity Unit value for that Subaccount as of the Annuity Commencement Date. The dollar amount of each subsequent annual income amount is the sum of the payments from each Subaccount. The payment is determined by multiplying your number of Annuity Units in each Subaccount by the Annuity Unit value for that Subaccount as of the Valuation Day each annuity year starts.

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




                      An adjustment account is established on the Annuity Commencement Date. The adjustment account tracks the difference between the level income amount and the guaranteed payment floor when the level income amount is less than the guaranteed payment floor. You will not receive monthly income above the guaranteed payment floor unless future performance of the underlying Subaccount(s) is sufficient to reduce the adjustment account to zero. Therefore, poor long-term performance of the underlying Subaccount(s) may result in monthly income equal to the guaranteed payment floor, even if the underlying Subaccount(s) performs well in a particular year. The value of the adjustment account on the Annuity Commencement Date will be the greater of (a) and (b), where:

                        (a) is zero; and

                        (b) is 12 multiplied by the guaranteed payment floor,
                            minus 12 multiplied by the initial level income amount.

                      Monthly income in subsequent annuity years will be calculated annually as of the first Valuation Day of each annuity year. The actual monthly income in subsequent annuity years is the greater of (a) and (b), where:

                        (a) is the subsequent level income amount, minus any
                            value in the adjustment account as of the date the last monthly income was paid divided by 12; and

                        (b) is the guaranteed payment floor.

                      For monthly income in subsequent annuity years, the value of the adjustment account will be the greater of (a) and
                      (b), where:

                        (a) is zero; and

                        (b) is the value of the adjustment account as of the
                            prior annuity year, plus 12 multiplied by the actual subsequent monthly income for the current annuity year, minus 12 multiplied by the subsequent level income amount for the current annuity year.

Commutation Provision After the Annuity Commencement Date, you may request to terminate your contract and this rider. If the right to cancel period as defined under the contract has ended, you will receive the commuted value of your income payments in a lump sum, calculated as described below (the "commutation value"). After this lump sum payment, income payments will end.

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




                      Commutation Value: The commutation value will be the lesser of (a) and (b) but not less than zero, where:

                        (a) is (i) minus (ii) minus (iii), where:

                            (i) is the income base less any premium tax;

                           (ii) is the commutation charge; and

                          (iii) is the sum of all monthly income paid;

                        (b) is (i) minus (ii) minus (iii) plus (iv), where:

                            (i) is the commutation base, which is described
                                below, less any premium tax;

                           (ii) is the commutation charge;

                          (iii) is the adjustment account value; and

                           (iv) is the level income amount multiplied by the
                                number of months remaining in the current annuity year.

                      The amount of the commutation charge will be the surrender charge that would otherwise apply under the contract, in accordance with the surrender charge schedule.

                      Commutation Base: On any day that is a Valuation Day, the commutation base in a Subaccount is determined by multiplying the number of commutation units in that Subaccount by the value of the commutation unit for that Subaccount. The commutation base is equal to the sum of the commutation base amounts for each Subaccount.

                      Commutation Units: On the Valuation Day prior to the Annuity Commencement Date, the commutation units in a Subaccount will be equal to the number of Accumulation Units for that Subaccount.

                      The number of commutation units is reduced at the beginning of each annuity year. The reduction for each Subaccount equals (a) divided by (b), where:

                        (a) is the annual income amount for the Subaccount; and

                        (b) is the value of the commutation unit for the
                            Subaccount on the first Valuation Day of the annuity year.

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




                      Other events that will reduce the number of commutation units of a Subaccount are as follows:

                        (1) transfers out of the Subaccount;

                        (2) payment of commutation proceeds;

                        (3) payment of death proceeds; and

                        (4) deduction of applicable contract charges.

                      Commutation units are canceled as of the end of the Valuation Period in which we receive notice in a form acceptable to us regarding an event that reduces commutation units.

                      Transfers: When we perform Subaccount transfers after the Annuity Commencement Date, we will redeem the commutation units from the current Subaccount and purchase commutation units from the new Subaccount. The commutation base on the date of the transfer will not be affected by the transfer. The number of commutation units added to the new Subaccount is (a) multiplied by (b), divided by (c), where:

                        (a) is the number of commutation units transferred out
                            of the current Subaccount;

                        (b) is the value of a commutation unit of the current
                            Subaccount; and

                        (c) is the value of a commutation unit of the new
                            Subaccount.

                      Value of Commutation Units: The initial value of a commutation unit for each Subaccount is the initial value of the Accumulation Unit for that Subaccount. Thereafter, the value of a commutation unit at the end of every Valuation Day is the value of the commutation unit at the end of the previous Valuation Day multiplied by the net investment factor, as described in the contract. The value of a commutation unit may change from one Valuation Period to the next.

                      Note on Calculation of Commutation Value. If you elect to terminate your contract and the rider and receive the commutation value, the commutation value is based on the commuted value of your income payments in a lump sum. The amount of income payments on which the commutation value is calculated is based on either (a) income base, which is a measure of purchase payments (and Contract Value, if there is a reset) applied under the contract and is used to calculate the guaranteed payment floor; and
                      (b) commutation base, which is a measure of Contract Value had the contract not been "annuitized" and reflects the effect of market performance. In addition, the commutation value reflects the deduction of any applicable commutation charge.

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




                      If you elect to terminate your contract after income payments have begun and receive the commutation value, you will receive the lesser of the adjusted income base and the adjusted commutation base (but not less than zero), as described in the calculation provided above. You should be aware that income base will not reflect any positive investment performance unless, on or before the Annuity Commencement Date, there was a reset of benefit base capturing such performance. As a result, the commutation value you receive will always be less than the income base (adjusted for any premium tax, commutation charge and monthly income paid) and will never reflect any of the positive investment performance experienced after a reset or after the Annuity Commencement Date. This rider is primarily designed to provide a guaranteed income payment with upside potential and, therefore, this rider may not make sense for you if you believe you may elect to terminate the contract and receive the commutation value after your contract has experienced positive investment performance. In addition, the total amount of commuted income payments you receive if you terminate the contract may be less than the total amount of income payments and additional death proceeds you would be guaranteed to receive if you did not terminate the contract.

DEATH PROVISIONS      The following provisions apply to the rider.

                      Special Distribution Rules When Death Occurs Before Monthly Income Starts

                      If the designated beneficiary is a surviving spouse who elects to continue the contract as the new owner, this rider will continue.

                      Special Distribution Rules When the Last Annuitant Dies On or After Monthly Income Starts

                      If the last Annuitant dies after an Annuity Commencement Date, there may be additional death proceeds paid under this rider to the designated beneficiary in a lump sum. The amount of any additional death proceeds will be the greater of (a) and (b), where:

                        (a) is (i) minus (ii), where:

                            (i) is the income base;

                           (ii) is the sum of all monthly income paid; and

                        (b) is zero.

WHEN THIS RIDER IS    The effective date of the rider is the Contract Date.
EFFECTIVE             This rider may be terminated only when the contract is
                      terminated.

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CHANGE OF OWNERSHIP   We must approve any assignment or sale of this contract
                      unless the assignment is made pursuant to a court order.

GENERAL PROVISIONS    For purposes of this rider:

                         . a non-natural owner must name an Annuitant and may
                           name the Annuitant's spouse as a Joint Annuitant;

                         . an individual owner must also be an Annuitant;

                         . if there is only one owner, that owner may name only
                           his or her spouse as a Joint Annuitant -- at issue;
                           and

                         . If you marry after issue, but prior to the Annuity
                           Commencement Date, you may add your spouse as a joint owner and Joint Annuitant or as a Joint Annuitant only, subject to Home Office approval.

EXAMPLES The following examples show how the rider works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract. The examples assume that an owner purchases the contract with a male Annuitant, age 65, at the time of issue.

                      The first example assumes that:

                        (1) the owner purchases the contract for $100,000;

                        (2) the owner makes no additional purchase payments or
                            partial withdrawals;

                        (3) all Contract Value is allocated to the prescribed
                            Investment Strategy at all times;

                        (4) the contract earns a net return of 0%;

                        (5) the Annuity Commencement Date is the third contract
                            anniversary;

                        (6) the guaranteed payment floor percentage is 5%;

                        (7) the 12 month, period certain, single payment
                            immediate annuity rate is 0%; and

                        (8) there is no premium tax.

                      On the Annuity Commencement Date, the income base is set equal to the benefit base.

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




                                                             Additional
                                                               Death
                 Annual Level  Guaranteed                     Proceeds
         Annuity Income Income  Payment   Monthly Adjustment (Beginning
          Year   Amount Amount   Floor    Income   Account    of Year)
         --------------------------------------------------------------
            1    $6,239  $520     $417     $520       $0      $100,000
            2     5,999   500      417      500        0        93,761
            3     5,768   481      417      481        0        87,762
            4     5,546   462      417      462        0        81,994
            5     5,333   444      417      444        0        76,447
         --------------------------------------------------------------

                      The annual income amount for annuity year 1 is determined by multiplying the Contract Value by a payment rate (in this example, $100,000 x .06239 = $6,239). The level income amount is determined by dividing the annual income amount by 12. In this example, for annuity year 1, the level income amount is $520 ($6,239 / 12). The guaranteed payment floor is determined by multiplying the income base by the guaranteed payment floor percentage and dividing that product by 12 (in this example, ($100,000 x .05) / 12 = $417). Monthly income is the greater of the guaranteed payment floor and the level income amount, which, for annuity year 1, is the greater of $417 and $520. The additional death proceeds equal to the income base minus the sum of all monthly income paid.

                      This next example assumes that:

                        (1) the owner purchases the contract for $100,000;

                        (2) the owner makes no additional purchase payments or
                            withdrawals;

                        (3) all Contract Value is allocated to the prescribed
                            Investment Strategy at all times;

                        (4) the contract earns a net return of 8%;

                        (5) the Contract Value at the end of the first contract
                            year is $108,000;

                        (6) the Annuity Commencement Date is the first contract
                            anniversary;

                        (7) the guaranteed payment floor percentage is 5%; and

                        (8) there is no premium tax.

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




                                                  Income
                                                Base, Less
                                                Commutation
                                               Charge, Less
                Annual Commutation Adjustment     Monthly    Commutation
        Annuity Income   Base -     Account -   Income Paid    Value -
         Year   Amount End of Year End of Year - End of Year End of Year
        ----------------------------------------------------------------
           1    $6,738  $109,363       $0         $88,262      $88,262
           2     6,997   110,555        0          82,265       82,265
           3     7,266   111,552        0          76,999       76,999
           4     7,546   112,327        0          71,453       71,453
        ----------------------------------------------------------------

                      The commutation base at the end of annuity year 1 is determined by multiplying the Contract Value at the end of the first contract year less the annual income amount for annuity year 1 by 1.08 (($108,000-$6,738) x 1.08 =
                      $109,363). The commutation value at the end of annuity year 1 is equal to the lesser of (i) the income base, less the commutation charge, less monthly income paid ($100,000-5% x $100,000-$6,738 = $88,262) and (ii) the commutation base, less the commutation charge, less the value of the adjustment account ($109,363-5% x $100,000-0 = $104,363). The commutation base at the end of annuity year 2 is determined by multiplying the commutation base at the end of annuity year 1 less the annual income amount for annuity year 2 by 1.08 (($109,363-$6,997) x
                      1.08 = $110,555). Beginning in annuity year 4, the contract has no surrender charge and, therefore, the commutation value is not reduced by a commutation charge. The commutation value at the end of annuity year 4 is $71,453, which is equal to the lesser of (i) the income base less monthly income paid ($100,000-$28,547 = $71,453) and (ii) the commutation base less the value of the adjustment account ($112,327-$0 = $112,327).

Tax Matters

INTRODUCTION          This part of the prospectus discusses the federal income
                      tax treatment of the contract. The federal income tax treatment of the contract is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances.

                      This discussion does not address all of the federal income tax rules that may affect you and your contract. This discussion also does not address other federal tax consequences, or state or local tax consequences, associated with a contract. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

TAXATION OF           This part of the discussion describes some of the federal
NON-QUALIFIED         income tax rules applicable to Non-Qualified Contracts. A
CONTRACTS             Non-Qualified Contract is a contract not issued in
                      connection with a qualified retirement plan receiving special tax treatment under the Code, such as an individual retirement annuity or a Section 401(k) plan.

                      Tax deferral on earnings. The federal income tax law generally does not tax any increase in an owner's Contract Value until there is a distribution from the contract. However, certain requirements must be satisfied in order for this general rule to apply, including:

                         . an individual must own the contract (or the tax law
                           must treat the contract as owned by an individual);

                         . the investments of the Separate Account must be
                           "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations;

                         . the owner's right to choose particular investments
                           for a contract must be limited; and

                         . the contract's Annuity Commencement Date must not
                           occur near the end of the Annuitant's life expectancy.

                      Contracts not owned by an individual -- no tax deferral and loss of interest deduction. As a general rule, the Code does not treat a contract that is owned by an entity (rather than an individual) as an annuity contract for federal income tax purposes. The entity owning the contract pays tax each year on the annual increase in Contract Value over the purchase payments paid for the contract. Contracts issued to a corporation or a trust are examples of contracts where the owner pays current tax on the contract's earnings.

                      There are several exceptions to this rule. For example, the Code treats a contract as owned by an individual if the nominal owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide non-qualified deferred compensation for its employees.

                      In the case of a contract issued after June 8, 1997 to a taxpayer that is not an individual, or a contract held for the benefit of an entity, the entity will lose its deduction for a portion of its otherwise deductible interest expenses. This disallowance does not apply if the non-natural owner pays tax on the annual increase in the Contract Value. Entities that are considering purchasing the contract, or entities that will benefit from someone else's ownership of a contract, should consult a tax adviser.

                      Investments in the Separate Account must be diversified. For a contract to be treated as an annuity contract for federal income tax purposes, the investments of a separate account such as the Separate Account must be "adequately diversified." The IRS has issued regulations that prescribe standards for determining whether the investments of the Separate Account, including the assets of each Portfolio in which the Separate Account invests, are adequately diversified. If the Separate Account fails to comply with these diversification standards, the owner could be required to pay tax for the year of such failure and each subsequent year on the untaxed income accumulated in the contract.

                      Although we do not control the investments of all of the Funds, we expect that the Funds will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                      Restrictions on the extent to which an owner can direct the investment of contract values. In some circumstances, owners of variable contracts who possess excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contract, we believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the contract from being treated as the owner of the underlying Separate Account assets. However, there is no assurance such efforts would be successful.

                      Age at which income payments must begin. Federal income tax rules do not expressly identify a particular age by which income payments must begin. However, those rules do require that an annuity contract provide for amortization, through income payments, of the contract's purchase payments and earnings. If income payments begin or are scheduled to begin at a date that the IRS determines does not satisfy these rules, interest and gains under the contract could be taxable each year as they accrue.

                      No guarantees regarding tax treatment. We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the remainder of this discussion assumes that your contract will be treated as an annuity contract for federal income tax purposes and that the tax law will not impose tax on any increase in your Contract Value until there is a distribution from your contract.

                      Partial withdrawals and surrenders. A partial withdrawal occurs when you receive less than the total amount of the Surrender Value. In the case of a partial withdrawal, you will pay tax on the amount you receive to the extent your Contract Value before the partial withdrawal exceeds your "investment in the contract." (This term is explained below.) IRS rules are unclear, but with respect to an actual withdrawal or other transactions (such as an assignment or a gift) that is treated as a withdrawal for tax purposes, if you purchased one of the Guaranteed Minimum Withdrawal Benefit Rider Options, it is possible that you will pay tax to the extent the remaining amount available under the benefit exceeds your "investment in the contract." This income (and all other income from your contract) is ordinary income. The Code imposes a higher rate of tax on ordinary income than it does on capital gains.

                      A total surrender occurs when you receive the total amount of the contract's Surrender Value. In the case of a total surrender, you will pay tax on the amount you receive to the extent it exceeds your "investment in the contract."

                      Your "investment in the contract" generally equals the total of your purchase payments under the contract, reduced by any amounts you previously received from the contract that you did not include in your income.

                      Your contract imposes charges relating to the death benefit, including any death benefit provided under an optional rider. It is possible that all or a portion of these charges could be treated as withdrawals from the contract.

                      In the case of Systematic Withdrawals, the amount of each Systematic Withdrawal should be considered a distribution and taxed in the same manner as a partial withdrawal from the contract.

                      Assignments and pledges. The Code treats any assignment or pledge of (or agreement to assign or pledge) any portion of your Contract Value as a withdrawal of such amount or portion.

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




                      Gifting a contract. If you transfer ownership of your contract -- without receiving full and adequate consideration -- to a person other than your spouse (or to your former spouse incident to divorce), you will pay tax on your Contract Value to the extent it exceeds your "investment in the contract." In such a case, the new owner's "investment in the contract" will be increased to reflect the amount included in your income.

                      Taxation of income payments. The Code imposes tax on a portion of each income payment (at ordinary income tax rates) and treats a portion as a nontaxable return of your "investment in the contract." Periodic payments paid under a benefit rider (as previously described in this prospectus) are generally not taxed as income payments. We will notify you annually of the taxable amount of your income payment.

                      Pursuant to the Code, you will pay tax on the full amount of your income payments once you have recovered the total amount of the "investment in the contract." If income payments cease because of the death of the Annuitant and before the total amount of the "investment in the contract" has been recovered, the unrecovered amount generally will be deductible.


                      If proceeds are left with us (Optional Payment Plan 5), they are taxed in the same manner as a surrender. The owner must pay tax currently on the interest credited on these proceeds. This treatment could also apply to Optional Payment Plan 4 depending on the relationship of the amount of the periodic payments to the period over which they are paid.


                      Taxation of the death benefit. We may distribute amounts from your contract because of the death of an owner, a joint owner, or an Annuitant. The tax treatment of these amounts depends on whether the owner, joint owner, or Annuitant dies before or after the Annuity Commencement Date.

                      Taxation of Death Benefit if Paid Before the Annuity Commencement Date:

                         . The death benefit is taxed in the same manner as an
                           income payment if received under an optional payment plan.

                         . If not received under an optional payment plan, the
                           death benefit is taxed in the same manner as a surrender or a partial withdrawal, depending on the manner in which the death benefit is paid.

                      Taxation of Death Benefit if Paid After the Annuity Commencement Date:

                         . The death benefit is includible in income to the
                           extent that it exceeds the unrecovered "investment in the contract."

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




                      Penalty taxes payable on partial withdrawals, surrenders, or income payments. The Code may impose a penalty tax equal to 10% of the amount of any payment from your contract that is included in your gross income. The Code does not impose the 10% penalty tax if one of several exceptions applies. These exceptions include withdrawals, surrenders, or income payments that:

                         . you receive on or after you reach age 59 1/2;

                         . you receive because you became disabled (as defined
                           in the tax law);

                         . are received on or after the death of the owner; or

                         . you receive as a series of substantially equal
                           periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer.

                      It is uncertain whether Systematic Withdrawals will qualify for this last exception. If they do, any modification of the Systematic Withdrawals, including additional partial withdrawals apart from the Systematic Withdrawals, could result in certain adverse tax consequences. In addition, a transfer between Subaccounts may result in payments not qualifying for this exception.

                      Special rules if you own more than one contract. In certain circumstances, you may have to combine some or all of the Non-Qualified Contracts you own in order to determine the amount of an income payment, a surrender, or a partial withdrawal that you must include in income. For example:

                         . if you purchase a contract offered by this
                           prospectus and also purchase at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract;

                         . if you purchase two or more deferred annuity
                           contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract for certain purposes.

                      The effects of such aggregation are not clear. However, it could affect:

                         . the amount of a surrender, a partial withdrawal or
                           an income payment that you must include in income;
                           and

                         . the amount that might be subject to the penalty tax
                           described above.

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




SECTION 1035          Under Section 1035 of the Code, the exchange of one
EXCHANGES             annuity contract for another annuity contract generally
                      is not taxed (unless cash is distributed). To qualify as a nontaxable exchange however, certain conditions must be satisfied, e.g., the obligee(s) under the new annuity contract must be the same obligee(s) as under the original contract.

                      Upon the death of a non-spousal joint owner, the contract provides the surviving joint owner with the option of using the proceeds of this contract to purchase a separate annuity contract with terms and values that are substantially similar to those of this contract. Exercise of this option will not qualify as a tax-free exchange under Section 1035.

QUALIFIED             We also designed the contracts for use in connection with
RETIREMENT            certain types of retirement plans that receive favorable
PLANS                 treatment under the Code. Contracts issued to or in
                      connection with retirement plans that receive special tax treatment are called "Qualified Contracts." We may not offer all of the types of Qualified Contracts described herein in the future. Prospective purchasers should contact our Home Office for information on the availability of Qualified Contracts at any given time.

                      The federal income tax rules applicable to qualified retirement plans are complex and varied. As a result, this prospectus makes no attempt to provide more than general information about use of the contract with the various types of qualified retirement plans. Persons intending to use the contract in connection with a qualified retirement plan should obtain advice from a competent advisor.

                      The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. The purchase of this contract as an investment of a qualified retirement plan does not provide additional tax deferral benefits beyond those provided in the qualified retirement plan. If you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefits, income benefits and other non-tax benefits. Please consult a tax adviser for information specific to your circumstances in order to determine whether this contract is an appropriate investment for you.

                      Types of Qualified Contracts. The types of Qualified Contracts currently being offered include:

                         . Traditional Individual Retirement Accounts (IRAs)
                           permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual's gross income for the year. Certain employers may establish Simplified Employee Pensions (SEPs), which have higher contribution limits, on behalf of their employees. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether death benefits such as those in the contract comport with IRA qualification requirements.

                         . Roth IRAs permit certain eligible individuals to
                           make non-deductible contributions to a Roth IRA. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% IRS penalty tax may apply to distributions made: (1) before age 59 1/2 (subject to certain exceptions); or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

                         . Corporate pension and profit-sharing plans under
                           Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans ("H.R. 10 or Keough plans") for themselves and their employees.

                         . 403(b) Plans allow employees of certain tax-exempt
                           organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. Distributions of: (1) salary reduction contributions made in years beginning after December 31, 1988;
                           (2) earnings on those contributions; and
                           (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions (but not earnings) may also be distributed upon hardship, but would generally be subject to penalties.

                      Terms of qualified retirement plans and Qualified Contracts. The terms of a qualified retirement plan may affect your rights under a Qualified Contract. When issued in connection with a qualified retirement plan, we will amend a contract as generally necessary to conform to the requirements of the type of plan. However, the rights of any person to any benefits under qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

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                      Employer qualified plans.  Qualified plans sponsored by
                      an employer or employee organization are governed by the provisions of the Code and the Employee Retirement Income Security Act, as amended ("ERISA"). ERISA is administered primarily by the U.S. Department of Labor. The Code and ERISA include requirements that various features be contained in an employer qualified plan with respect to: participation; vesting; funding; nondiscrimination; limits on contributions and benefits; distributions; penalties; duties of fiduciaries; prohibited transactions; withholding; reporting and disclosure.

                      In the case of certain qualified plans, if a participant is married at the time benefits become payable, unless the participant elects otherwise with written consent of the spouse, the benefits must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is an annuity payable for the life of the participant with a survivor annuity for the life of the spouse in an amount that is not less than one-half of the amount payable to the participant during his or her lifetime. In addition, a married participant's beneficiary must be the spouse, unless the spouse consents in writing to the designation of a different beneficiary.

                      If this contract is purchased as an investment of a qualified plan, the owner will be either an employee benefit trust or the plan sponsor. Plan participants and beneficiaries will have no ownership rights in the contract. Only the owner, acting through its authorized representative(s) may exercise contract rights. Participants and beneficiaries must look to the plan fiduciaries for satisfaction of their rights to benefits under the terms of the qualified plan.

                      Where a contract is purchased by an employer-qualified plan, we assume no responsibility regarding whether the contract's terms and benefits are consistent with the requirements of the Code and ERISA. It is the responsibility of the employer, plan trustee, plan administrator and/or other plan fiduciaries to satisfy the requirements of the Code and ERISA applicable to the qualified plan. This prospectus does not provide detailed tax or ERISA information. Various tax disadvantages, including penalties, may result from actions that conflict with requirements of the Code or ERISA, and the regulations pertaining to those laws. Federal tax laws and ERISA are continually under review by Congress. Any changes in the laws or in the regulations pertaining to the laws may affect the tax treatment of amounts contributed to employer qualified plans and the fiduciary actions required by ERISA.

                      IRA's and Roth IRA's. The Code permits individuals to make annual contributions to IRA's of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. The Code

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



                      also permits certain eligible individuals to contribute to make non-deductible contributions to a Roth IRS in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

                      The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in this contract comports with IRA qualification requirements.

                      You will be the owner of a contract issued as an IRA or Roth IRA, and will be responsible for exercising your rights as owner in accordance with applicable tax rules, including limitations for contributions and distributions.

                      The death benefit and Qualified Contracts. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit, including that provided by any death benefit rider option, from being provided under the contracts when we issue the contracts as Traditional IRAs, Roth IRAs or SEPs. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional IRA, Roth IRA or a SEP could disqualify a contract and result in increased taxes to the owner.

                      It is also possible that the death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a Section 403(b) plan. Even if the death benefit under the contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract in connection with such plan.

                      Treatment of Qualified Contracts compared with Non-Qualified Contracts. Although some of the federal income tax rules are the same for both Qualified and Non-Qualified Contracts, many of the rules are different. For example:

                         . the Code generally does not impose tax on the
                           earnings under either Qualified or Non-Qualified Contracts until the earnings are distributed;

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                         . the Code does not limit the amount of purchase
                           payments and the time at which purchase payments can be made under Non-Qualified Contracts. However, the Code does limit both the amount and frequency of purchase payments made to Qualified Contracts;

                         . the Code does not allow a deduction for purchase
                           payments made for Non-Qualified Contracts, but sometimes allows a deduction or exclusion from income for purchase payments made to a Qualified Contract;


                         . Under most qualified retirement plans, the owner
                           must begin receiving payments from the contract in certain minimum amounts by a certain date, generally April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2 for Traditional IRAs and SEPs and April 1 of the calendar year following the later of the calendar year in which the employee (except for a 5 percent owner) retires or attains age 70 1/2, for other Qualified Contracts. Roth IRAs do not require any distributions during the owner's lifetime. The death benefit under your contract may increase the amount of the minimum required distribution that must be taken from your contract.


                      The federal income tax rules applicable to qualified retirement plans and Qualified Contracts vary with the type of plan and contract. For example, federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified retirement plan and the circumstances of the plan participant, e.g., the participant's compensation.

                      Amounts received under Qualified Contracts. Federal income tax rules generally include distributions from a Qualified Contract in your income as ordinary income. Purchase payments that are deductible or excludible from income do not create "investment in the contract." Thus, under many Qualified Contracts there will be no "investment in the contract" and you include the total amount you receive in your income. There are exceptions. For example, you do not include amounts received from a Roth IRA if certain conditions are satisfied. In addition, failure to comply with the minimum distribution rules applicable to certain qualified retirement plans, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified retirement plan.

                      Federal penalty taxes payable on distributions: The Code may impose a penalty tax equal to 10% of the amount of any payment from your Qualified Contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. The exceptions vary depending on the type of Qualified Contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a partial withdrawal, surrender, or income payment:

                         . received on or after the owner reaches age 59 1/2;

                         . received on or after the owner's death or because of
                           the owner's disability (as defined in the tax law);

                         . received as a series of substantially equal periodic
                           payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer; or

                         . received as reimbursement for certain amounts paid
                           for medical care.

                      These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

                      Moving money from one Qualified Contract or qualified retirement plan to another. Rollovers and transfers: In many circumstances you may move money between Qualified contracts and qualified retirement plans by means of a rollover or a transfer. Recent legislation has expanded these rollover options, including permitting for the first time the rollover of your after-tax contributions, for distributions made between 2002 and 2011. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse federal income tax consequences, including paying taxes which you might not otherwise have had to pay. You should always consult a tax adviser before you move or attempt to move assets between any Qualified Contract or plan and another Qualified Contract or plan.

                      Direct rollovers: The direct rollover rules apply to certain payments (called "eligible rollover distributions") from Section 401(a) plans, Section 403(b) plans, H.R. 10 plans and Qualified Contracts used in connection with these types of plans. The direct rollover rules do not apply to distributions from IRAs. The direct rollover rules require federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the owner elects to have the amount directly transferred to certain Qualified Contracts or plans. Certain restrictions apply to the ability to rollover any after-tax amounts.

                      Prior to receiving an eligible rollover distribution from us, we will provide you with a notice explaining these requirements and the procedure for avoiding 20% withholding by electing a direct rollover.

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FEDERAL               We will withhold and remit to the IRS a part of the
INCOME TAX            taxable portion of each distribution made under a
WITHHOLDING           contract unless the distributee notifies us at or before
                      the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, federal income tax rules may require us to withhold tax.
                      At the time you request a partial withdrawal, surrender, or income payment, we will send you forms that explain the withholding requirements.

STATE                 If required by the law of your state, we will also
INCOME TAX            withhold state income tax from the taxable portion of
WITHHOLDING           each distribution made under the contract, unless you
                      make an available election to avoid withholding. If permitted under state law, we will honor your request for voluntary state withholding.

TAX STATUS OF         Under existing federal income tax laws, we do not pay tax
THE COMPANY           on investment income and realized capital gains of the
                      Separate Account. We do not anticipate that we will incur any federal income tax liability on the income and gains earned by the Separate Account. The Company, therefore, does not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

CHANGES IN            This discussion is based on the Code, IRS regulations,
THE LAW               and interpretations existing on the date of this
                      prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

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


Requesting Payments

                      To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any partial withdrawal or total surrender proceeds from the Separate Account within seven days after receipt at our Home Office of a request in good order. We also will ordinarily make payment of lump sum death benefit proceeds from the Separate Account within seven days from the receipt of due proof of death and all required forms. We will determine payment amounts as of the end of the Valuation Period during which our Home Office receives the payment request or due proof of death and all required forms.

                      In most cases, when we pay the death benefit in a lump sum, we will pay these proceeds either:

                        (1) to your designated beneficiary directly in the form
                            of a check; or

                        (2) by establishing an interest bearing account, called
                            the "Secure Access Account," for the designated beneficiary, in the amount of the death benefit.

                      When establishing the Secure Access Account we will send the designated beneficiary a checkbook within 7 days after we receive all the required documents, and the designated beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit payment. The Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the Secure Access Account. If we do not receive instructions from the designated beneficiary with regard to the form of death benefit payment, we will automatically establish the Secure Access Account.

                      We will delay making a payment from the Subaccount or applying Subaccount value to a payment plan if:

                        (1) the disposal or valuation of the Subaccount is not
                            reasonably practicable because:

                            . the SEC declares that an emergency exists (due to
                              the emergency the disposal or valuation of the Separate Account's assets is not reasonably practicable);

                            . the New York Stock Exchange is closed for other
                              than a regular holiday or weekend;

                            . trading is restricted by the SEC; or

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




                        (2) the SEC, by order, permits postponement of payment
                            to protect our owners.

                      State law requires that we reserve the right to defer payments from the Guarantee Account for a partial withdrawal or surrender for up to six months from the date we receive your payment request at our Home Office. We also may defer making any payments attributable to a check or draft that has not cleared until we are satisfied that the check or draft has been paid by the bank on which it is drawn.

                      If mandated under applicable law, we may be required to reject a purchase payment and/or block an owner's account and thereby refuse any requests for transfers, partial withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your account to government regulators.

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


Sale of the Contracts

                      We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana as Genworth Financial Brokerage Corporation) (collectively, "Capital Brokerage Corporation") for the distribution and sale of the contracts. Pursuant to this agreement, Capital Brokerage Corporation serves as principal underwriter for the contracts, offering them on a continuous basis. Capital Brokerage Corporation is located at 3001 Summer Street, 2nd Floor, Stamford, Connecticut 06905.

                      Capital Brokerage Corporation was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. Capital Brokerage Corporation is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the NASD.

                      Capital Brokerage Corporation offers the contracts through its registered representatives who are registered with the NASD and with the states in which they do business. More information about Capital Brokerage Corporation and the registered representatives is available at http://www.nasdr.com or by calling
                      (800) 289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with Capital Brokerage Corporation are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

                      Capital Brokerage Corporation also enters into selling agreements with an affiliated broker-dealer and unaffiliated broker-dealers to sell the contracts. The registered representatives of these selling firms are registered with the NASD and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

                      We pay compensation to Capital Brokerage Corporation for promotion and sales of the contracts by its registered representatives as well as by affiliated and unaffiliated selling firms. This compensation consists of sales commissions and other cash and non-cash compensation. The maximum commission we may pay is 11% of your aggregate purchase payments.

                      The maximum commission consists of three parts -- commissions paid to internal and external wholesalers of Capital Brokerage Corporation ("wholesalers" are individuals employed by the Company and registered with Capital Brokerage Corporation that promote the offer and sale of the contracts), commissions paid to the affiliated and unaffiliated brokerage firm for whom the registered representative that sold your contract is employed ("selling firms"), and an amount paid to the selling firm for

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



                      marketing allowances and other payments related to the sale of the contract. Wholesalers with Capital Brokerage Corporation receive a maximum commission of 1.4% of purchase payments.

                      After commission is paid to the wholesalers of Capital Brokerage Corporation, a commission is then paid to the selling firm. A maximum commission of 8.6% of purchase payments is paid to the selling firm. The exact amount of commission paid to the registered representative who sold you your contract is determined by the brokerage firm for whom the representative is employed.

                      All selling firms receive commissions as described above based on the sale and receipt of purchase payments on the contract. Unaffiliated selling firms receive additional compensation, including marketing allowances and other payments. The maximum marketing allowance paid on the sale of a contract is 1.0% of purchase payments. At times, Capital Brokerage Corporation may make other cash and non-cash payments to selling firms, as well as receive payments from selling firms, for expenses relating to the recruitment and training of personnel, periodic sales meetings, the production of promotional sales literature and similar expenses. These expenses may also relate to the synchronization of technology between the Company, Capital Brokerage Corporation and the selling firm in order to coordinate data for the sale and maintenance of the contract. In addition, registered representatives may be eligible for non-cash compensation programs offered by Capital Brokerage Corporation or an affiliated company, such as conferences, trips, prizes and awards. The amount of other cash and non-cash compensation paid by Capital Brokerage Corporation or its affiliated companies ranges significantly among the selling firms. Likewise, the amount received by Capital Brokerage Corporation from the selling firms ranges significantly.

                      The commissions listed above are maximum commissions paid, and reflect situations where we pay a higher commission for a short period of time for a special promotion.

                      Commissions paid on the contracts, including other incentives and payments, are not charged directly to you or to your Contract Value, but indirectly through fees and charges imposed under the contracts.

                      All commissions, special marketing allowances and other payments made or received by Capital Brokerage Corporation to or from selling firms come from or are allocated to the general assets of Capital Brokerage Corporation or one of its affiliated companies. Therefore, regardless of the amount paid or received by Capital Brokerage Corporation or one of its affiliated companies, the amount of expenses you pay under the contract do not vary because of such payments to or from such selling firms.

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




                      Even though your contract costs are not determined based on amounts paid to or received from Capital Brokerage Corporation or the selling firm, the prospect of receiving, or the receipt of, additional compensation as described above may create an incentive for selling firms and/or their registered representative to sell you this product versus another product with respect with which a selling firm does not receive additional compensation, or a lower level of additional compensation. You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the contracts.


                      During 2005, no commissions were paid to Capital Brokerage Corporation for the sale of contracts in the Separate Account, as this product commenced new sales on July 31, 2006. In 2005, 2004 and 2003, no underwriting commissions were paid to Capital Brokerage Corporation. Although neither we nor Capital Brokerage Corporation anticipate discontinuing the offering of the contracts, we do reserve the right to discontinue offering the contracts at any time.


                                      153

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Additional Information

OWNER QUESTIONS       The obligations to owners under the contracts are ours.
                      Please direct your questions and concerns to us at our Home Office.

RETURN                Within 10 days after you receive the contract (or such
PRIVILEGE             longer period as may be required by applicable law), you
                      may cancel it for any reason by delivering or mailing it postage prepaid, to:

                             Genworth Life and Annuity Insurance Company
                                        Annuity New Business
                                       6610 West Broad Street
                                      Richmond, Virginia 23230

                      If you exercise this right, we will cancel the contract as of the Valuation Day we receive your request and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to the allocation to the Separate Account (and excluding any charges the Portfolios may have deducted) on or before the Valuation Day we received the returned contract. Or, if required by the law of your state, we will refund your purchase payments (less any withdrawals previously taken).

                      If you cancel your contract, it will be void. In certain states, you may have more than 10 days to return the contract for a refund.

STATE                 As a life insurance company organized and operated under
REGULATION            the laws of the Commonwealth of Virginia, we are subject
                      to provisions governing life insurers and to regulation by the Virginia Commissioner of Insurance.

                      Our books and accounts are subject to review and examination by the State Corporation Commission of the Commonwealth of Virginia at all times. That Commission conducts a full examination of our operations at least every five years.

EVIDENCE OF           We may require proof death, age, gender, marital status
DEATH, AGE,           or survival and any other required forms before we act on
GENDER, MARITAL       contract provisions relating to the death of any person
STATUS OR             or persons, or those provisions that are dependent upon
SURVIVAL              age, gender, marital status or survival.


RECORDS AND           As presently required by the 1940 Act and applicable
REPORTS               regulations, we are responsible for maintaining all
                      records and accounts relating to the Separate Account. At least once

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                      each year, we will send you a report showing information
                      about your contract for the period covered by the report. The report will show the total Contract Value and a breakdown of the assets in each Subaccount and the Guarantee Account. The report also will show purchase payments and charges made during the statement period. We also will send you an annual and a semi-annual report for each Portfolio underlying a Subaccount to which you have allocated assets, as required by the 1940 Act. In addition, you will receive a written confirmation when you make purchase payments, transfers, or take partial withdrawals.

OTHER                 We have filed a Registration Statement with the SEC,
INFORMATION           under the Securities Act of 1933 as amended, for the
                      contracts being offered by this prospectus. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits.
                      Please refer to the Registration Statement for further information about the Separate Account, the Company, and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

LEGAL                 We face a significant risk of litigation and regulatory
PROCEEDINGS           investigations and actions in the ordinary course of
                      operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, charging excessive or impermissible fees on products, recommending unsuitable products to customers and breaching fiduciary or other duties to customers. In our investment-related operations, we are subject to litigation involving commercial disputes with counterparties. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. We are also subject to various regulatory inquiries, such as information requests, subpoenas and books and record examinations, from state and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations.
                      Moreover, even if we ultimately prevail in the

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                      litigation, regulatory action or investigation, we could
                      suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.



                      Capital Brokerage Corporation is not in any pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Separate Account.

                      Although it is not anticipated that these developments will have an adverse impact on us, the Separate Account or on the ability of Capital Brokerage Corporation to perform under its principal underwriting agreement, there can be no assurance at this time.

                                      156

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Appendix A

Examples of the Available Death Benefits

BASIC DEATH           The purpose of this example is to show how the Basic
BENEFIT               Death Benefit works based on purely hypothetical values
                      and is not intended to depict investment performance of the contract.

                      Example:  Assuming an owner:

                        (1) purchases a contract for $100,000;

                        (2) makes no additional purchase payments and takes no
                            partial withdrawals;

                        (3) is not subject to premium taxes; and

                        (4) the Annuitant is age 75 on the Contract Date then:

                                                   Basic
                      Annuitant's End of Contract  Death
                          Age      Year   Value   Benefit
                      ------------------------------------
                          76        1    $103,000 $103,000
                          77        2     112,000  112,000
                          78        3      90,000  100,000
                          79        4     135,000  135,000
                          80        5     130,000  130,000
                          81        6     150,000  150,000
                          82        7     125,000  125,000
                          83        8     145,000  145,000
                      ------------------------------------

                      Partial withdrawals (including partial withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider Option) will reduce the Basic Death Benefit by the proportion that the partial withdrawal (including any applicable surrender charge and any premium tax assessed) reduces your Contract Value. For example:

                                                  Basic
                               Purchase Contract  Death
                        Date   Payment   Value   Benefit
                       ---------------------------------
                       3/31/06 $10,000  $10,000  $10,000
                       3/31/14           20,000   20,000
                       3/31/15           14,000   20,000
                       ---------------------------------

                      If a partial withdrawal of $7,000 is made on March 31, 2015, the Basic Death Benefit immediately after the partial withdrawal will be $10,000 ($20,000 to $10,000) since the Contract Value is reduced 50% by the partial withdrawal ($14,000 to $7,000). This is true only if the Basic Death Benefit immediately prior to the partial withdrawal (as calculated above) is not the Contract
                      Value on the date we receive due proof of the Annuitant's death. It also assumes that both the Annuitant and Joint Annuitant are younger than age 80 at the time of death, that no surrender charge applies, and that no premium tax applies to the partial withdrawal. This example is based on purely hypothetical values and is not intended to depict investment performance of the contract.

ANNUAL STEP-UP        The following example shows how the Annual Step-Up Death
DEATH BENEFIT         Benefit Rider works based on hypothetical values. It is
RIDER                 not intended to depict investment performance of the
                      contract. The example assumes that an owner purchases a contract with an Annuitant age 75 at the time of issue.
                      In addition, the example assumes that:

                        (1) the owner purchases the contract for $100,000;

                        (2) the owner makes no additional purchase payments;

                        (3) the owner takes no partial withdrawals; then

                                                   Death
                      End of Annuitant's Contract Benefit
                       Year      Age      Value   Amount
                      ------------------------------------
                        1        76      $103,000 $103,000
                        2        77       112,000  112,000
                        3        78        90,000  112,000
                        4        79       135,000  135,000
                        5        80       130,000  135,000
                        6        81       150,000  150,000
                        7        82       125,000  125,000
                        8        83       145,000  145,000
                      ------------------------------------

                      Partial withdrawals (including partial withdrawals taken pursuant to the terms of either Guaranteed Minimum Withdrawal Benefit Rider Option) will reduce the Annual Step-Up Death Benefit by the proportion that the partial withdrawal (including any surrender charge and any premium tax assessed) reduces your Contract Value.

5% ROLLUP DEATH       The following example shows how the 5% Rollup Death
BENEFIT RIDER         Benefit works based on hypothetical values. It is not
                      intended to depict investment performance of the contract. The example assumes that an owner purchases a contract with an Annuitant age 70 at the time of issue.
                      In addition, the example assumes that:

                        (1) the owner purchases the contract for $100,000;

                        (2) the contract earns a 0% net return (-3.05% net of
                            fees for the mortality and expense risk charge, administrative expense charge, Portfolio expenses and the 5% Rollup Death Benefit Rider);

                        (3) the owner makes no additional purchase payments;

                        (4) the owner takes annual partial withdrawals equal to
                            5% of purchase payments at end of the contract year; and

                        (5) the contract is not subject to premium taxes.

                                    Partial            5% Rollup
                End of Annuitant's Withdrawal Contract   Death
                 Year      Age       Amount    Value    Benefit
                ------------------------------------------------
                           70            --   $100,000 $100,000
                  1        71        $5,000   $ 95,000 $100,000
                  2        72        $5,000   $ 90,000 $100,000
                  3        73        $5,000   $ 85,000 $100,000
                  4        74        $5,000   $ 80,000 $100,000
                  5        75        $5,000   $ 75,000 $100,000
                  6        76        $5,000   $ 70,000 $100,000
                  7        77        $5,000   $ 65,000 $100,000
                  8        78        $5,000   $ 60,000 $100,000
                  9        79        $5,000   $ 55,000 $100,000
                ------------------------------------------------

                      Partial withdrawals amounting to 5% or less of purchase payments annually will reduce the 5% Rollup Death Benefit on a non pro rata (dollar-for-dollar) basis. Therefore, in the example above, though a $5,000 partial withdrawal is taken at the end of year 1, the 5% Rollup Death Benefit immediately after the partial withdrawal is still equal to $100,000 since the benefit is reduced only by the same dollar amount of the partial withdrawal.

                      Partial withdrawals exceeding 5% of purchase payments in any year will reduce the 5% Rollup Death Benefit on a pro rata basis (by the proportion that the partial withdrawal, including any surrender charges, and any premium taxes assessed, reduces your Contract Value. All partial withdrawals that exceed the 5% threshold will reduce the 5% Rollup Death Benefit on a pro rata basis). For example:

                                                5% Rollup
                                              Death Benefit
                                              Option Before
                            Purchase Contract  Any Partial
                     Date   Payment   Value    Withdrawals
                    ---------------------------------------
                    3/31/06 $10,000  $10,000     $10,000
                    3/31/14      --   20,000      10,500
                    3/31/15      --   14,000      11,025
                    ---------------------------------------

                      Therefore, if a $7,000 partial withdrawal is taken on March 31, 2015, the 5% Rollup Death Benefit immediately after the partial withdrawal will be $5,512.50 ($11,025 to

                      $5,512.50) since the Contract Value is reduced 50% by the partial withdrawal ($14,000 to $7,000). This is true only if the 5% Rollup Death Benefit immediately prior to the partial withdrawal (as calculated above) is not the Contract Value on the date we receive due proof of the Annuitant's death. It also assumes that no surrender charges and no premium taxes apply to the partial withdrawal.

EARNINGS              The following example shows how the Earnings Protector
PROTECTOR             Death Benefit works based on purely hypothetical values.
DEATH BENEFIT         It is not intended to depict investment performance of
RIDER                 the contract. This example assumes an owner purchases a
                      contract with an Annuitant age 65 at the time of issue, and that he or she takes no partial withdrawals before the Annuitant's death.

                  Purchase Contract          Death  Earnings Protector
           Date   Payment   Value    Gain   Benefit   Death Benefit
          ------------------------------------------------------------
          8/01/06 100,000  100,000        0 100,000            0
          8/01/21          300,000  200,000 300,000       70,000
          ------------------------------------------------------------

                      If the Annuitant's death and notification of the death occurs on 8/01/21, the Earnings Protector Death Benefit will equal $70,000. We determine this amount by multiplying the "gain" ($200,000) by 40%, which results in an amount of $80,000. However, since the Earnings Protector Death Benefit under this age scenario cannot exceed 70% of the purchase payments ($100,000), the Earnings Protector Death Benefit in this example will be $70,000.

Table of Contents

Statement of Additional Information


                                                                         Page
  The Company...........................................................  B-3

  The Separate Account..................................................  B-4

  Additional Information About the Guarantee Account....................  B-5

  The Contracts.........................................................  B-5
     Transfer of Annuity Units..........................................  B-5
     Net Investment Factor..............................................  B-5

  Termination of Participation Agreements...............................  B-6

  Calculation of Performance Data.......................................  B-8
     Subaccount Investing in GE Investments Funds, Inc. -- Money Market
       Fund.............................................................  B-8
     Other Subaccounts.................................................. B-10
     Other Performance Data............................................. B-11

  Tax Matters........................................................... B-12
     Taxation of Genworth Life and Annuity Insurance Company............ B-12
     IRS Required Distributions......................................... B-12

  General Provisions.................................................... B-13
     Using the Contracts as Collateral.................................. B-13
     The Beneficiary.................................................... B-13
     Non-Participating.................................................. B-13
     Misstatement of Age or Gender...................................... B-13
     Incontestability................................................... B-13
     Statement of Values................................................ B-14
     Trust as Owner or Beneficiary...................................... B-14
     Written Notice..................................................... B-14

  Legal Developments Regarding Employment-Related Benefit Plans......... B-14

  Regulation of Genworth Life and Annuity Insurance Company............. B-14

  Experts............................................................... B-14

  Financial Statements.................................................. B-15


                  Genworth Life and Annuity Insurance Company
                            6610 West Broad Street
                           Richmond, Virginia 23230

                      A Statement of Additional Information containing more detailed information about the contract and the Separate Account is available free by writing us at the address below or by calling (800) 352-9910.

                      Genworth Life and Annuity Insurance Company
                      Annuity New Business
                      6610 West Broad Street
                      Richmond, Virginia 23230

                      Please mail a copy of the Statement of Additional Information for the Separate Account Contract Form P1156 9/00 to:

                      Name: ____________________________________________________

                      Address: _________________________________________________
                                                     Street

                      __________________________________________________________
                                      City               State
                                                                            Zip

                      Signature of Requestor: __________________________________
                                                               Date

                    Statement of Additional Information For
         Flexible Purchase Payment Variable Deferred Annuity Contracts

                                Form P1156 9/00

                                  Issued by:
                  Genworth Life and Annuity Insurance Company
                 Genworth Life & Annuity VA Separate Account 2
                            6610 West Broad Street
                           Richmond, Virginia 23230
                       Telephone Number: (800) 352-9910

--------------------------------------------------------------------------------


This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus, dated July 31, 2006, for the flexible purchase payment variable deferred annuity contracts issued by Genworth Life and Annuity Insurance Company through its Genworth Life & Annuity VA Separate Account 2. The terms used in the current prospectus for the flexible purchase payment variable deferred annuity contracts are incorporated into this Statement of Additional Information.


For a free copy of the prospectus:

Call:     (800) 352-9910

Or write: Genworth Life and Annuity Insurance Company
          6610 West Broad Street
          Richmond, Virginia 23230

Or visit: www.genworth.com

Or:       contact your financial representative


The date of this Statement of Additional Information is July 31, 2006.

Table of Contents


                                                                           Page
The Company...............................................................  B-3

The Separate Account......................................................  B-4

Additional Information About the Guarantee Account........................  B-5

The Contracts.............................................................  B-5
   Transfer of Annuity Units..............................................  B-5
   Net Investment Factor..................................................  B-5

Termination of Participation Agreements...................................  B-6

Calculation of Performance Data...........................................  B-8
   Subaccount Investing in the GE Investments Funds, Inc. -- Money Market
     Fund.................................................................  B-8
   Other Subaccounts...................................................... B-10
   Other Performance Data................................................. B-11

Tax Matters............................................................... B-12
   Taxation of Genworth Life and Annuity Insurance Company................ B-12
   IRS Required Distributions............................................. B-12

General Provisions........................................................ B-13
   Using the Contracts as Collateral...................................... B-13
   The Beneficiary........................................................ B-13
   Non-Participating...................................................... B-13
   Misstatement of Age or Gender.......................................... B-13
   Incontestability....................................................... B-13
   Statement of Values.................................................... B-14
   Trust as Owner or Beneficiary.......................................... B-14
   Written Notice......................................................... B-14

Legal Developments Regarding Employment-Related Benefit Plans............. B-14

Regulation of Genworth Life and Annuity Insurance Company................. B-14

Experts................................................................... B-14

Financial Statements...................................................... B-15

THE COMPANY           We are a stock life insurance company operating under a
                      charter granted by the Commonwealth of Virginia on March 21, 1871 as The Life Insurance Company of Virginia.
                      An affiliate of the General Electric Company ("GE") acquired us on April 1, 1996 and ultimately contributed the majority of the outstanding common stock to Genworth
                      Life Insurance Company ("GLIC"), formerly known as
                      General Electric Capital Assurance Company.

                      On May 24, 2004, we became an indirect, wholly-owned subsidiary of Genworth Financial, Inc. ("Genworth"). On May 25, 2004, Genworth's Class A common stock began trading on The New York Stock Exchange.


                      On May 31, 2004, we became a direct, wholly-owned subsidiary of GLIC while remaining an indirect, wholly-owned subsidiary of Genworth. Our preferred shares are owned by an affiliate, Brookfield Life Assurance Company Limited.

                      On March 8, 2006, a subsidiary of GE completed a secondary offering to sell its remaining interest in Genworth.

                      On June 29, 2006, we requested that the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia review and ultimately approve the proposed mergers of Federal Home Life Insurance Company ("FHL") and First Colony Life Insurance Company ("FCL") into the Company ("GLAIC Merged"). The Company would be the surviving entity. FHL and FCL are both stock life insurance companies operating under charters granted by the Commonwealth of Virginia and both are affiliates of the Company. The proposed mergers are subject to regulatory approval. Should these proposed mergers be consummated, the anticipated effective date is January 1, 2007. Upon consummation of the contemplated mergers involving FHL and FCL and subject to regulatory approval, it is anticipated that GLAIC Merged would transfer its shares of American Mayflower Life Insurance Company of New York ("AML") to Genworth Life Insurance Company of New York ("GLICNY"), an affiliate, in exchange for a non-majority ownership interest in GLICNY. Upon transfer, AML would be merged into GLICNY. GLICNY would be the surviving entity. These mergers are part of the continuing efforts of Genworth, our ultimate parent company, to simplify its operations, reduce its costs and build its brand.

                      We principally offer annuity contracts, guaranteed investment contracts, funding agreements, funding agreements backing notes, Medicare supplement insurance and life insurance policies. We do business in the District of Columbia and all states, except New York. Our principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230.

                      We are one of a number of subsidiaries of Genworth, a company that, through its subsidiaries, serves the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. Our product offerings are divided along two segments of consumer needs: (1) Retirement Income and Investments and (2) Protection.

                         . Retirement Income and Investments.  We offer
                           deferred annuities (variable and fixed) and variable life insurance to a broad range of individual consumers who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets. We also offer GICs and funding agreements as investment products to institutional buyers.

                         . Protection.  Our Protection segment includes
                           universal life insurance, interest-sensitive whole life insurance and Medicare supplement insurance. Life insurance products provide protection against financial hardship after the death of an insured by providing cash payment to the beneficiaries of the policyholder. Medicare supplement insurance provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits.

                      We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), unallocated corporate income, expenses and income taxes.

                      We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. We file an annual statement with the Virginia Commissioner of Insurance on or before March 1 of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of the Separate Account and assesses their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia, at least every five years.

                      We are also subject to the insurance laws and regulation of other states within which we are licensed to operate.

THE SEPARATE          In accordance with the Board Resolution establishing the
ACCOUNT               Separate Account, such Separate Account will be divided
                      into Subaccounts, each of which shall invest in the shares of a designated mutual fund portfolio, unit investment trust, managed separate account and/or other portfolios (the "Eligible Portfolios"), and net purchase payments under the contracts shall be allocated to Subaccounts which will invest in the Eligible

                      Portfolios set forth in the contracts in accordance with the instructions received from contract owners.

ADDITIONAL            If available, the initial interest rate guarantee period
INFORMATION           for any allocation you make to the Guarantee Account will
ABOUT THE             be one year or longer. Subsequent interest rate guarantee
GUARANTEE             periods will each be at least one year. We may credit
ACCOUNT               additional rates of interest for specified periods from
                      time to time.

THE CONTRACTS

TRANSFER OF           At your request, Annuity Units may be transferred three
ANNUITY UNITS         times per calendar year from the Subaccounts in which
                      they are currently held (subject to certain restrictions described in the contract and specific rider options).

                      The number of Annuity Units to be transferred is
                      (a) times (b) divided by (c) where:

                        (a) is the number of Annuity Units in the current
                            Subaccount desired to be transferred;

                        (b) is the Annuity Unit Value for the Subaccount in
                            which the Annuity Units are currently held; and

                        (c) is the Annuity Unit Value for the Subaccount to
                            which the transfer is made.

                      If the number of Annuity Units remaining in a Subaccount after the transfer is less than 1, we will transfer the remaining Annuity Units in addition to the amounts requested. We will not transfer Annuity Units into any Subaccounts unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payment as of the date of the transfer will not be affected by the transfer (however, subsequent variable income payments will reflect the investment experience of the selected Subaccounts).

NET INVESTMENT
FACTOR The net investment factor measures investment performance of the Subaccounts during a Valuation Period. Each Subaccount has its own net investment factor. The net investment factor of a Subaccount available under a contract for a Valuation Period is (a) divided by
                      (b) minus (c) where:

                        (a) is the result of:

                            (1) the value of the net assets of that Subaccount
                                at the end of the preceding Valuation Period;
                                plus

                            (2) the investment income and capital gains,
                                realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the net investment factor is being determined; minus

                            (3) the capital losses, realized or unrealized,
                                charged against those assets during the
                                Valuation Period; minus

                            (4) any amount charged against that Subaccount for
                                taxes (this includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount); and

                        (b) is the value of the net assets of that Subaccount
                            at the end of the preceding Valuation Period; and

                        (c) is the daily factor for the Valuation Period
                            representing the asset charge deducted from the Subaccount adjusted for the number of days in the Valuation Period.

                      We will value assets in the Separate Account at their fair market value in accordance with generally accepted accounting practices and applicable laws and regulations.

TERMINATION OF        The participation agreements pursuant to which the
PARTICIPATION         Portfolios sell their shares to the Separate Account
AGREEMENTS            contain varying provisions regarding termination. The
                      following summarizes those provisions:

                      AIM Variable Insurance Funds. This agreement may be terminated by the parties upon six months' advance written notice.

                      AllianceBernstein Variable Products Series Fund,
                      Inc. This agreement may be terminated by the parties upon six months' advance written notice.

                      American Century Variable Portfolios II, Inc. This agreement may be terminated by the parties upon six months' advance written notice to the other parties, unless a shorter time is agreed upon by the parties.

                      Columbia Funds Variable Insurance Trust I. This agreement may be terminated by the parties upon 60 days' advance written notice.

                      Eaton Vance Variable Trust. This agreement may be terminated by the parties upon six months' advance written notice.

                      Evergreen Variable Annuity Trust. This agreement may be terminated by the parties upon six months' advance written notice.

                      FAM Variable Series Funds, Inc. This agreement may be terminated by the parties upon 60 days' advance written notice.

                      Federated Insurance Series. This agreement may be terminated by the parties upon six months' advance written notice.

                      Fidelity Variable Insurance Products Fund. These agreements provide for termination upon 90 days' advance notice by either party.

                      Franklin Templeton Variable Insurance Products
                      Trust. This agreement may be terminated by the parties upon 60 days' advance written notice to the other parties, unless a shorter period of time is agreed upon by the parties.

                      GE Investments Funds, Inc. This agreement may be terminated at the option of any party upon six months' written notice to the other parties, unless a shorter time is agreed to by the parties.

                      Goldman Sachs Variable Insurance Trust. This agreement may be terminated at the option of any party upon six months' written notice to the other parties.

                      Janus Aspen Series. This agreement may be terminated by the parties upon six months' advance written notice.

                      Legg Mason Partners Variable Portfolios I, Inc. The agreement may be terminated by the parties upon six months' advance written notice.

                      Legg Mason Partners Variable Portfolios II. This agreement may be terminated by the parties upon six months' advance written notice.

                      MFS(R) Variable Insurance Trust. This agreement may be terminated by the parties upon six months' advance written notice.

                      Oppenheimer Variable Account Funds. This agreement may be terminated by the parties upon six months' advance written notice.

                      PIMCO Variable Insurance Trust. This agreement may be terminated by the parties upon six months' advance written notice, unless a shorter time is agreed to by the parties.

                      The Prudential Series Fund. This agreement may be terminated by the parties upon 60 days' advance written notice.

                      Van Kampen Life Investment Trust. This agreement may be terminated by the parties upon six months' advance written notice.

CALCULATION OF        From time to time, we may disclose total return, yield,
PERFORMANCE           and other performance data for the Subaccounts pertaining
DATA                  to the contracts. Such performance data will be computed,
                      or accompanied by performance data computed, in accordance with the standards defined by the SEC and the NASD.

                      The calculations of yield, total return, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular contract. Premium taxes currently range from 0% to 3.5% of purchase payments and are generally based on the rules of the state in which you reside.

SUBACCOUNT            From time to time, advertisements and sales literature
INVESTING IN THE      may quote the yield of the Subaccounts investing in the
GE INVESTMENTS        GE Investments Funds, Inc. -- Money Market Fund for a
FUNDS, INC. --        seven-day period, in a manner which does not take into
MONEY MARKET          consideration any realized or unrealized gains or losses
FUND                  on shares of the corresponding money market portfolio or
                      on its portfolio securities. This current annualized yield is computed by determining the net change
                      (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a contract having a balance of one unit in the Subaccount investing in the GE Investments Funds, Inc. --Money Market Fund at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing the result on a 365-day basis. The net change in account value reflects:
                      1) net income from the Portfolio attributable to an initial investment of $10,000; and 2) charges and deductions imposed under the contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the mortality and expense risk charge (deducted daily at an effective annual rate of 1.00% of the hypothetical investment in the Separate Account), the administrative expense charge
                      (deducted daily at an effective annual rate of 0.15% of assets in the Separate Account), and the Joint Annuitant charge (deducted daily at an effective annual rate of 0.20% of assets in the Separate Account). We assume for the purposes of the yield calculation that this charge will be waived. Current Yield will be calculated according to the following formula:

                      Current Yield = ((NCP - ES)/UV) X (365/7) where:

NCP =   the net change in the value of the investment Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the seven-day period.
UV  =   the unit value on the first day of the seven-day period.

                      We may also quote the effective yield of the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund determined on a compounded basis for the same seven-day period. The effective yield is calculated by compounding the base period return according to the following formula:

                      Effective Yield = (1 + ((NCP - ES)/UV))/365/7/ - 1

                      where:

NCP =   the net change in the value of the investment Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the seven-day period.
UV  =   the unit value for the first day of the seven-day period.

                      The yield on amounts held in the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The GE Investments Funds, Inc. -- Money Market Fund's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the GE Investments Funds, Inc. -- Money Market Fund, the types and quality of portfolio securities held by that Portfolio, and that Portfolio's operating expenses. Because of the charges and deductions imposed under the contract, the yield for the Subaccount investing in the GE Investments, Funds, Inc. --Money Market Fund will be lower than the yield for GE Investments Funds, Inc. -- Money Market Fund.

                      Yield calculations do not take into account the surrender charges imposed under the contract or the charges for any optional riders.

                      Past Performance is not a Guarantee or Projection of Future Results.

OTHER SUBACCOUNTS     Standardized Total Return.  Sales literature or
                      advertisements may quote total return, including average annual total return for one or more of the Subaccounts for various periods of time including 1 year, 5 years and 10 years, or from inception if any of those periods are not available.

                      Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a contract to the redemption value of that investment as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.

                      For periods that began before the contract was available, performance data will be based on the performance of the underlying Portfolios, adjusted for the level of the Separate Account and contract charges currently in effect. Average annual total return will be calculated using Subaccount unit values and deductions for the annual contract charge and the surrender charge as described below:

                        (1) We calculate the unit value for each Valuation
                            Period based on the performance of the Subaccount's underlying investment Portfolio (after deductions for Portfolio expenses, the administrative expense charge, the mortality and expense risk charge and the Joint Annuitant charge).

                        (2) The surrender charge will be determined by assuming
                            a surrender of the contract at the end of the period. Average annual total return for periods of four years or less will therefore reflect the deduction of a surrender charge.

                        (3) Standardized total return considers the maximum
                            charges for all available optional riders.

                        (4) Standardized total return does not reflect the
                            deduction of any premium taxes.

                        (5) Standardized total return will then be calculated
                            according to the following formula:

                            TR = (ERV/P)/1/N/ - 1
                            where:

    TR  =   the average annual total return for the period.
    ERV =   the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.
    P   =   a hypothetical single investment of $1,000.
    N   =   the duration of the period (in years).

                      The Portfolios have provided the price information used to calculate the historical performance of the Subaccounts. We have no reason to doubt the accuracy of the figures provided by the Portfolios. We have not independently verified such information.

OTHER PERFORMANCE     We may disclose cumulative total return in conjunction
DATA                  with the standardized format described above. The
                      cumulative total return will be calculated using the following formula:

                      CTR = (ERV/P) - 1

                      where:

CTR =   the cumulative total return for the period.
ERV =   the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.
P   =   a hypothetical single investment of $1,000.

                      Sales literature may also quote cumulative and/or average annual total return that does not reflect the surrender charge. This is calculated in exactly the same way as average annual total return, except that the ending redeemable value of the hypothetical investment is replaced with an ending value for the period that does not take into account any charges on withdrawn amounts. If such charges were included, the performance numbers would be lower.

                      Other non-standardized quotations of Subaccount performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated. We will accompany any non-standardized quotations of Subaccount performance with standardized performance quotations.

TAX MATTERS

TAXATION OF GENWORTH  We do not expect to incur any federal income tax
LIFE AND ANNUITY      liability attributable to investment income or capital
INSURANCE COMPANY     gains retained as part of the reserves under the
                      contracts. See the "Tax Matters" section of the prospectus. Based upon these expectations, no charge is being made currently to the Separate Account for federal income taxes. We will periodically review the question of a charge to the Separate Account for federal income taxes related to the Separate Account. Such a charge may be made in future years if we believe that we may incur federal income taxes. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the contracts, the Contract Value would be correspondingly adjusted by any provision or charge for such taxes.

                      We may also incur state and local taxes (in addition to premium taxes). At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which we currently impose a charge), charges for such taxes attributable to the Separate Account may be made.

IRS REQUIRED          In order to be treated as an annuity contract for federal
DISTRIBUTIONS         income tax purposes, Section 72(s) of the Code requires
                      any Non-Qualified Contract to provide that:

                        (a) if any owner dies on or after the Annuity
                            Commencement Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and

                        (b) if any owner dies prior to the Annuity Commencement
                            Date, the entire interest in the contract will be distributed:

                            (1) within five years after the date of that
                                owner's death; or

                            (2) as income payments which will begin within one
                                year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The "designated beneficiary" generally is the person who will be treated as the sole owner of the contract following the death of the owner, joint owner or, in certain circumstances, the Annuitant or Joint Annuitant. However, if the "designated beneficiary" is the surviving spouse of the decedent, these distribution rules will not apply until the surviving spouse's death (and this spousal exception will not again be available). If any owner is not an individual, the death of the Annuitant or Joint Annuitant will be treated as the death of an owner for purposes of these rules.

                      The Non-Qualified Contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code
                      Section 72(s) when clarified by regulation or otherwise.

                      Other rules apply to Qualified Contracts.
GENERAL PROVISIONS

USING THE             A Non-Qualified Contract can be assigned as collateral
CONTRACTS AS          security for a loan. We must be notified in writing if a
COLLATERAL            contract is assigned. Any payment made before the
                      assignment is recorded at our Home Office will not be affected. We are not responsible for the validity or tax consequences of an assignment. Your rights and the rights of a beneficiary may be affected by an assignment. The basic benefits of a Non-Qualified Contract are assignable. Additional benefits added by rider may or may not be available/eligible for assignment. See the "Tax
                      Matters" provision in the prospectus.

                      A Qualified Contract may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

THE BENEFICIARY       You may select one or more primary and contingent
                      beneficiaries during your lifetime upon application and by filing a written request with our Home Office. Each change of beneficiary revokes any previous designation.

NON-PARTICIPATING     The contract is non-participating. It does not share in
                      our profits or surplus. No dividends are payable.


MISSTATEMENT OF       If any person's age or gender is misstated, any contract
AGE OR GENDER         benefits or proceeds, or availability thereof, will be
                      determined using the correct age and gender. If any overpayments have been made, future payments will be adjusted. Any underpayments will be paid in full.


INCONTESTABILITY      We will not contest the contract.

STATEMENT OF VALUES   At least once each year, we will send you a statement of
                      values within 30 days after each report date. The statement will show Contract Value, purchase payments and other financial transactions made by you during the report period.

TRUST AS OWNER OR     If a trust is named as the owner or beneficiary of this
BENEFICIARY           contract and subsequently exercises ownership rights or
                      claims benefits hereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of contract benefits to the trustee shall release us from all obligations under the contract to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

WRITTEN NOTICE        Any written notice should be sent to us at our Home
                      Office at 6610 West Broad Street, Richmond, Virginia
                      23230. The contract number and the Annuitant's full name must be included.

                      We will send all notices to the owner at the last known address on file with us.

LEGAL                 On July 6, 1983, the Supreme Court held in Arizona
DEVELOPMENTS          Governing Committee for Tax Deferred Annuity v. Norris,
REGARDING             463 U.S. 1073 (1983), that optional annuity benefits
EMPLOYMENT-           provided under an employee's deferred compensation plan
RELATED BENEFIT       could not, under Title VII of the Civil Rights Act of
PLANS                 1964, vary between men and women on the basis of gender.
                      The contract contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a contract may be purchased.

REGULATION OF         Besides federal securities laws and Virginia insurance
GENWORTH LIFE         law, we are subject to the insurance laws and regulations
AND ANNUITY           of other states within which we are licensed to operate.
INSURANCE COMPANY     Generally, the Insurance Department of any other state
                      applies the laws of the state of domicile in determining permissible investments. Presently, we are licensed to do business in the District of Columbia and all states, except New York.

EXPERTS The consolidated financial statements and schedules of the Company and subsidiary as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      The reports of KPMG LLP dated March 10, 2006 with respect to the consolidated financial statements and schedules of the Company and subsidiary refer to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

FINANCIAL             The consolidated financial statements of the Company and
STATEMENTS            subsidiary included in the prospectus should be
                      considered only as bearing on the ability of the Company to meet its obligations under the contract. Such consolidated financial statements of the Company and subsidiary should not be considered as bearing on the investment performance of the assets held in the Separate
                      Account.

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                       Consolidated Financial Statements

                         Year ended December 31, 2005

    (With Report of Independent Registered Public Accounting Firm Thereon)

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                       Consolidated Financial Statements

                               Table of Contents

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm.................... F-1

Consolidated Statements of Income.......................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Stockholders' Equity............................ F-4

Consolidated Statements of Cash Flows...................................... F-5

Notes to Consolidated Financial Statements................................. F-6

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Genworth Life and Annuity Insurance Company:

   We have audited the accompanying consolidated balance sheets of Genworth Life and Annuity Insurance Company and subsidiaries (the Company) as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genworth Life and Annuity Insurance Company and subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

/s/  KPMG LLP

Richmond, Virginia
March 10, 2006

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Income

                         (Dollar amounts in millions)

                                                                            Years Ended December 31,
                                                                            -----------------------
                                                                             2005     2004    2003
                                                                            ------  -------  ------
Revenues:
   Net investment income................................................... $411.7  $ 421.0  $538.0
   Net realized investment gains (losses)..................................   (4.5)     5.7     3.9
   Premiums................................................................  103.5     96.8   104.0
   Cost of insurance.......................................................  144.7    142.2   153.1
   Variable product fees...................................................   21.8      9.4   106.3
   Other income............................................................   28.0     24.8    35.5
                                                                            ------  -------  ------
       Total revenues......................................................  705.2    699.9   940.8
                                                                            ------  -------  ------
Benefits and expenses:
   Interest credited.......................................................  269.1    291.2   410.6
   Benefits and other changes in policy reserves...........................  190.4    182.8   245.7
   Acquisition and operating expenses, net of deferrals....................   89.9     63.2   149.0
   Amortization of deferred acquisition costs and intangibles..............  101.0    107.3   118.9
                                                                            ------  -------  ------
       Total benefits and expenses.........................................  650.4    644.5   924.2
                                                                            ------  -------  ------
Income before income taxes and cumulative effect of change in accounting
  principle................................................................   54.8     55.4    16.6
Provision (benefit) for income taxes.......................................   25.3   (143.3)   (3.1)
                                                                            ------  -------  ------
Income before cumulative effect of change in accounting principle..........   29.5    198.7    19.7
Cumulative effect of change in accounting principle, net of tax of $0.4
  million..................................................................     --      0.7      --
                                                                            ------  -------  ------
Net income................................................................. $ 29.5  $ 199.4  $ 19.7
                                                                            ======  =======  ======

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                          Consolidated Balance Sheets

              (Dollar amounts in millions, except share amounts)

                                                                                December 31,
                                                                             -------------------
                                                                               2005      2004
                                                                             --------- ---------
Assets
Investments:
   Fixed maturities available-for-sale, at fair value....................... $ 5,277.3 $ 7,001.2
   Equity securities available-for-sale, at fair value......................      23.3      26.8
   Commercial mortgage loans................................................   1,042.1   1,207.7
   Policy loans.............................................................     158.3     148.4
   Other invested assets ($332.0 and $0.0 restricted).......................     389.9     466.5
                                                                             --------- ---------
     Total investments......................................................   6,890.9   8,850.6
Cash and cash equivalents...................................................     344.0      26.4
Accrued investment income...................................................      63.6      81.5
Deferred acquisition costs..................................................     321.1     248.1
Goodwill....................................................................        --      57.5
Intangible assets...........................................................     131.6     120.6
Reinsurance recoverable.....................................................   2,307.4   2,753.8
Deferred income tax asset...................................................       0.1       5.9
Other assets................................................................      46.0      56.8
Separate account assets.....................................................   8,777.3   8,636.7
                                                                             --------- ---------
     Total assets........................................................... $18,882.0 $20,837.9
                                                                             ========= =========
Liabilities and Stockholders' equity
Liabilities:
   Future annuity and contract benefits..................................... $ 8,201.5 $ 9,604.6
   Liability for policy and contract claims.................................      82.1      89.4
   Other policyholder liabilities...........................................     207.1     235.9
   Other liabilities ($333.3 and $0.0 restricted)...........................     516.2     681.3
   Separate account liabilities.............................................   8,777.3   8,636.7
                                                                             --------- ---------
     Total liabilities......................................................  17,784.2  19,247.9
                                                                             --------- ---------
Commitments and contingencies
Stockholders' equity:
   Accumulated other comprehensive income:
    Net unrealized investment gains.........................................      12.5      72.0
    Derivatives qualifying as hedges........................................       1.1       3.3
                                                                             --------- ---------
   Total accumulated other comprehensive income.............................      13.6      75.3
   Preferred stock, Series A ($1,000 par value, $1,000 redemption and liquidation value, 200,000 shares authorized, 120,000 shares issued
    and outstanding)........................................................     120.0     120.0
   Common stock ($1,000 par value, 50,000 shares authorized, 25,651 shares
    issued and outstanding).................................................      25.6      25.6
   Additional paid-in capital...............................................     938.6   1,061.1
   Retained earnings........................................................        --     308.0
                                                                             --------- ---------
     Total stockholders' equity.............................................   1,097.8   1,590.0
                                                                             --------- ---------
     Total liabilities and stockholders' equity............................. $18,882.0 $20,837.9
                                                                             ========= =========

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

              (Dollar amounts in millions, except share amounts)


                                                                            Preferred Stock Common Stock  Additional
                                                                            --------------  -------------  Paid-In
                                                                             Share   Amount Share  Amount  Capital
                                                                            -------  ------ ------ ------ ----------
Balances at January 1, 2003................................................ 120,000  $120.0 25,651 $25.6   $1,050.7
Comprehensive income:
   Net income..............................................................      --      --     --    --         --
   Net unrealized gains on investment securities...........................      --      --     --    --         --
   Derivatives qualifying as hedges........................................      --      --     --    --         --

       Total comprehensive income..........................................
Contributed capital........................................................      --      --     --    --        9.9
Cash dividends.............................................................      --      --     --    --         --
                                                                            -------  ------ ------ -----   --------
Balances at December 31, 2003.............................................. 120,000   120.0 25,651  25.6    1,060.6

Comprehensive income:
   Net income..............................................................      --      --     --    --         --
   Net unrealized gains on investment securities...........................      --      --     --    --         --
   Derivatives qualifying as hedges........................................      --      --     --    --         --

       Total comprehensive income..........................................
Contributed capital........................................................      --      --     --    --        0.5
Cash dividends.............................................................      --      --     --    --         --
Non-cash dividend..........................................................      --      --     --    --         --
                                                                            -------  ------ ------ -----   --------
Balances at December 31, 2004.............................................. 120,000   120.0 25,651  25.6    1,061.1

Comprehensive income:
   Net income..............................................................      --      --     --    --         --
   Net unrealized gains on investment securities...........................      --      --     --    --         --
   Derivatives qualifying as hedges........................................      --      --     --    --         --

       Total comprehensive income..........................................
Cash dividends declared and paid...........................................      --      --     --    --         --
Non-cash dividend and other transactions with stockholders.................      --      --     --    --     (122.5)
                                                                            -------  ------ ------ -----   --------
Balances at December 31, 2005.............................................. 120,000  $120.0 25,651 $25.6   $  938.6
                                                                            =======  ====== ====== =====   ========

                                                                             Accumulated
                                                                                Other                  Total
                                                                            Comprehensive Retained Stockholders'
                                                                               Income     Earnings    Equity
                                                                            ------------- -------- -------------
Balances at January 1, 2003................................................    $ (9.7)    $ 517.6    $1,704.2
Comprehensive income:
   Net income..............................................................        --        19.7        19.7
   Net unrealized gains on investment securities...........................      99.7          --        99.7
   Derivatives qualifying as hedges........................................      (1.9)         --        (1.9)
                                                                                                     --------
       Total comprehensive income..........................................                             117.5
Contributed capital........................................................        --          --         9.9
Cash dividends.............................................................        --        (9.6)       (9.6)
                                                                               ------     -------    --------
Balances at December 31, 2003..............................................      88.1       527.7     1,822.0
                                                                                                     --------
Comprehensive income:
   Net income..............................................................        --       199.4       199.4
   Net unrealized gains on investment securities...........................     (15.7)         --       (15.7)
   Derivatives qualifying as hedges........................................       2.9          --         2.9
                                                                                                     --------
       Total comprehensive income..........................................                             186.6
Contributed capital........................................................        --          --         0.5
Cash dividends.............................................................        --       (40.0)      (40.0)
Non-cash dividend..........................................................        --      (379.1)     (379.1)
                                                                               ------     -------    --------
Balances at December 31, 2004..............................................      75.3       308.0     1,590.0
                                                                                                     --------
Comprehensive income:
   Net income..............................................................        --        29.5        29.5
   Net unrealized gains on investment securities...........................     (59.5)         --       (59.5)
   Derivatives qualifying as hedges........................................      (2.2)         --        (2.2)
                                                                                                     --------
       Total comprehensive income..........................................                             (32.2)
Cash dividends declared and paid...........................................        --        (9.6)       (9.6)
Non-cash dividend and other transactions with stockholders.................        --      (327.9)     (450.4)
                                                                               ------     -------    --------
Balances at December 31, 2005..............................................    $ 13.6     $    --    $1,097.8
                                                                               ======     =======    ========

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                         (Dollar amounts in millions)

                                                                                     Years Ended December 31,
                                                                                 -------------------------------
                                                                                    2005       2004       2003
                                                                                 ---------  ---------  ---------
Cash flows from operating activities:
   Net income................................................................... $    29.5  $   199.4  $    19.7
   Adjustments to reconcile net income to net cash provided by operating activities:
     Cumulative effect of change in accounting principle, net of tax............        --       (0.7)        --
     Change in future policy benefits...........................................     122.4      341.1      407.5
     Net realized investments (gains) losses....................................       4.5       (5.7)      (3.9)
     Amortization of investment premiums and discounts..........................      18.5       28.3       46.5
     Acquisition costs deferred.................................................     (93.3)     (89.1)    (167.7)
     Amortization of deferred acquisition costs and intangibles.................     101.0      107.3      118.9
     Deferred income taxes......................................................      39.1     (174.0)      18.3
     Change in certain assets:
        Decrease (increase) in:
        Accrued investment income...............................................      13.6       26.6       32.6
        Other, net..............................................................       5.5      (20.4)     (39.0)
     Change in certain liabilities:
        Increase (decrease) in:
        Policy and contract claims..............................................      (4.2)      64.2     (183.9)
        Other policyholder liabilities..........................................     (28.5)      88.6      (59.6)
        Other liabilities.......................................................     (30.2)    (144.1)     303.5
                                                                                 ---------  ---------  ---------
     Net cash from operating activities.........................................     177.9      421.5      492.9
                                                                                 ---------  ---------  ---------
Cash flows from investing activities:
   Short-term investment activity, net..........................................        --       99.6      178.4
   Proceeds from sales and maturities of investment securities and other
    invested assets.............................................................   1,989.4    1,734.9    4,328.0
   Principal collected on mortgage and policy loans.............................     297.0      217.5      268.6
   Purchases of investment securities and other invested assets.................    (940.2)  (1,465.9)  (3,784.0)
   Mortgage loan originations and increase in policy loans......................    (135.6)    (226.5)    (512.3)
                                                                                 ---------  ---------  ---------
        Net cash from investing activities......................................   1,210.6      359.6      478.7
                                                                                 ---------  ---------  ---------
Cash flows from financing activities:
   Proceeds from issuance of investment contracts...............................   1,537.6    1,293.0    3,107.0
   Redemption and benefit payments on investment contracts......................  (2,608.6)  (2,024.6)  (4,044.8)
   Proceeds from secured borrowings from affiliate..............................      20.5         --         --
   Proceeds from short-term borrowings..........................................     388.0      251.4      346.5
   Payments on short-term borrowings............................................    (398.8)    (246.9)    (358.3)
   Cash dividends to stockholders...............................................      (9.6)     (40.0)      (9.6)
                                                                                 ---------  ---------  ---------
        Net cash from financing activities......................................  (1,070.9)    (767.1)    (959.2)
                                                                                 ---------  ---------  ---------
        Net change in cash and cash equivalents.................................     317.6       14.0       12.4
   Cash and cash equivalents at beginning of year...............................      26.4       12.4         --
                                                                                 ---------  ---------  ---------
   Cash and cash equivalents at end of year..................................... $   344.0  $    26.4  $    12.4
                                                                                 =========  =========  =========

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

(1)Summary of Significant Accounting Policies

  (a) Principles of Consolidation

   The accompanying consolidated financial statements include the historical operations and accounts of Genworth Life and Annuity Insurance Company ("GLAIC"), formerly known as GE Life and Annuity Assurance Company, and its subsidiaries, Assigned Settlement, Inc. and GNWLAAC Real Estate Holding, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

   Genworth Life and Annuity Insurance Company (the "Company," "we," "us," or "our" unless context otherwise requires) is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871 as The Life Insurance Company of Virginia. An affiliate of the General Electric Company ("GE") acquired us on April 1, 1996 and ultimately contributed the majority of the outstanding common stock to Genworth Life Insurance Company ("GLIC"), formerly known as General Electric Capital Assurance Company.

   On May 24, 2004, we became an indirect, wholly-owned subsidiary of Genworth Financial, Inc. ("Genworth"). On May 25, 2004, Genworth's Class A common stock began trading on The New York Stock Exchange.

   On May 31, 2004, we became a direct, wholly-owned subsidiary of GLIC while remaining an indirect, wholly-owned subsidiary of Genworth.

   As of December 31, 2005, GE beneficially owned approximately 18% of Genworth's outstanding stock. On March 8, 2006, a subsidiary of GE completed a secondary offering to sell its remaining interest in Genworth. Our preferred shares are owned by an affiliate, Brookfield Life Assurance Company Limited.

  (b) Basis of Presentation

   These consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

  (c) Products

   Our product offerings are divided along two major segments of consumer needs: (i) Retirement Income and Investments and (ii) Protection.

   Retirement Income and Investments deferred annuities (variable and fixed) and variable life insurance products are investment vehicles and insurance contracts intended for contractholders who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets. Our guaranteed investment contracts ("GICs") and funding agreements are investment contracts sold to institutional buyers.

   Protection products are intended to provide protection against financial hardship primarily after the death of an insured and to protect income and assets from other adverse economic impacts of significant health care costs. Our principal product lines under the Protection segment are universal life insurance, interest-sensitive whole life and Medicare supplement insurance.

   We distribute our products through three primary channels: financial intermediaries (banks, securities brokerage firms and independent broker/dealers), independent producers (brokerage general agencies, affluent market producer groups and

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

specialized brokers) and dedicated sales specialists (affiliated networks of both accountants and personal financial advisors). Approximately 10.2% of our variable annuity product sales in 2005 were through one national bank. However, we do not believe that the loss of such business would have a long-term adverse effect on our business and operations due to our competitive position in the marketplace and the availability of business from other distributors.

  (d) Premiums

   For traditional long-duration insurance contracts, we report premiums as earned when due.

   For short-duration insurance contracts, we report premiums as revenue over the terms of the related insurance policies on a pro-rata basis or in proportion to expected claims.

   Premiums received under annuity contracts without significant mortality risk and premiums received on investment and universal life products are not reported as revenues but rather as deposits and are included in liabilities for future annuity and contract benefits.

  (e) Net Investment Income and Net Realized Investment Gains and Losses

   Investment income is recognized when earned. Realized investment gains and losses are calculated on the basis of specific identification.

   Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow, and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method, used for mortgage-backed and asset-backed securities of high credit quality (ratings equal to or greater than AA or that are U.S. Agency backed) which cannot be contractually prepaid, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other mortgage-backed and asset-backed securities, future cash flows are estimated and interest income is recognized going forward using the new internal rate of return. As of December 31, 2005, all our mortgage-backed and asset-backed securities that have had subsequent revisions in yield, cash flow or prepayment assumptions were accounted for under the retrospective method.

  (f) Policy Fees and Other Income

   Policy fees and other income consists primarily of insurance charges assessed on universal life contracts, fees assessed against policyholder account values and surrender fee income. Charges to policyholder accounts for universal life cost of insurance is recognized as revenue when due. Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholder's account values and are recognized as revenue when charged. Policy surrender fees are recognized as income when the policy is surrendered.

  (g) Investment Securities

   We have designated our investment securities as available-for-sale and report them in our Consolidated Balance Sheets at fair value. We obtain values for actively traded securities from external pricing services. For infrequently traded securities, we obtain quotes from brokers, or we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values. Changes in the fair value of available-for-sale investments, net of the effect on deferred acquisition costs ("DAC"), present value of future profits ("PVFP") and deferred income taxes, are reflected as unrealized investment gains or losses in a separate component of accumulated other comprehensive income.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security position is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. Securities that in our judgment are considered to be other-than-temporarily impaired are recognized as a charge to realized investment gains (losses) in the period in which such determination is made.

  (h) Securities Lending Activity

   We engaged in securities lending transactions for the purpose of enhancing the yield on our investment securities portfolio, which required the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the fair value of the applicable securities loaned. We maintained effective control over all loaned securities and therefore, continued to report such securities as fixed maturities in the Consolidated Balance Sheets.

   Cash and non-cash collateral, such as a security, received by us on securities lending transactions is reflected in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral. The fair value of collateral held and included in other invested assets was $0.0 million and $406.9 million at December 31, 2005 and 2004, respectively. We had non-cash collateral of $0.0 million and $23.8 million at December 31, 2005 and 2004, respectively.

  (i) Commercial Mortgage Loans

   Commercial mortgage loans are stated at principal amounts outstanding, net of deferred expenses and allowance for loan losses. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on an effective yield basis over the term of the loan. Impaired loans are generally carried on a non-accrual status. Loans are ordinarily placed on non-accrual status when, in management's opinion, the collection of principal or interest is unlikely, or when the collection of principal or interest is 90 days or more past due.

   The allowance for loan losses is maintained at a level that management determines is adequate to absorb estimated probable incurred losses in the loan portfolio. Management's evaluation process to determine the adequacy of the allowance utilizes an analytical model based on historical loss experience, adjusted for current events, trends and economic conditions. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for loan losses reported in the financial statements.

   All losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. Additions and reductions are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

  (j) Other Invested Assets

   Investments in limited partnerships are generally accounted for under the equity method of accounting. Real estate is included in other invested assets and is stated, generally, at cost less accumulated depreciation. Other long-term investments are stated generally at amortized cost.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  (k) Cash and Cash Equivalents

   Certificates of deposit, money market funds and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

  (l) Deferred Acquisition Costs

   Acquisition costs include costs which vary with and are primarily related to the acquisition of insurance and investment contracts. Such costs are deferred and amortized as follows:

   Long-Duration Contracts. Acquisition costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Amortization for traditional long-duration insurance products is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions regarding mortality, morbidity, lapse rates, expenses and future yield on related investments established when the contract or policy is issued. Amortization for annuity contracts without significant mortality risk and investment and universal life products is based on estimated gross profits and is adjusted as those estimates are revised.

   Short-Duration Contracts. Acquisition costs consist primarily of commissions and premium taxes and are amortized ratably over the terms of the underlying policies.

   We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves. For the years ending December 31, 2005, 2004 and 2003, there were no significant charges to income recorded as a result our DAC recoverability testing.

  (m) Intangible Assets

   Present Value of Future Profits. In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC.

   We regularly review all of these assumptions and periodically test PVFP for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized PVFP for a line of business, a charge to income is recorded for additional PVFP amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized PVFP), a charge to income is recorded for additional PVFP amortization or for increased benefit reserves. For the years ending December 31, 2005, 2004 and 2005, there were no significant charges to income recorded as a result our PVFP recoverability testing.

   Deferred Sales Inducements to Contractholders. We defer sales inducements to contractholders for features on variable annuities that entitle the contractholder to an incremental amount to be credited to the account value upon making a deposit, and for fixed annuities with crediting rates higher than the contract's expected ongoing crediting rates for periods after the inducement. Our sales inducements to contractholders deferred prior to the adoption of American Institute of Certified Public

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

Accountants ("AICPA") Statement of Position 03-1 ("SOP 03-1"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which we included in unamortized DAC, were reinsured effective January 1, 2004. Deferred sales inducements to contractholders are reported as a separate intangible asset and amortized in benefits and other changes in policy reserves using the same methodology and assumptions used to amortize DAC.

   Other Intangible Assets. We amortize the costs of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment at least annually based on undiscounted cash flows, which requires the use of estimates and judgment, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested at least annually for impairment and written down to fair value as required.

   Software. Purchased software and certain application development costs related to internally developed software are capitalized, above de minimus thresholds. When the software is ready for its intended use, the amounts capitalized are amortized over the expected useful life, not to exceed 5 years.

  (n) Goodwill

   Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. We use discounted cash flows to establish fair values. Based on the results of our testing, we recorded a goodwill impairment charge of $57.5 million and $59.8 million in 2005 and 2004, respectively. There was no impairment charge in 2003. As of December 31, 2005, there is no goodwill balance remaining as a result of these charges.

  (o) Reinsurance

   Premium revenue, benefits, acquisition and operating expenses are reported net of the amounts relating to reinsurance ceded to other companies. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

  (p) Separate Accounts

   The separate account assets represent funds for which the investment income and investment gains and losses accrue directly to the variable annuity contractholders and variable life policyholders. We assess mortality risk fees and administration charges on the variable mutual fund portfolios. The separate account assets are carried at fair value and are at least equal to the liabilities that represent the policyholders' equity in those assets.

  (q) Future Annuity and Contract Benefits

   Future annuity and contract benefits consist of the liability for investment contracts, insurance contracts and accident and health contracts. Investment contract liabilities are generally equal to the policyholder's current account value. The liability for life insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals, with experience adjustments for adverse deviation where appropriate.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  (r) Liability for Policy and Contract Claims

   The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of
(a) claims that have been reported to the insurer, (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

   Management considers the liability for policy and contract claims provided to be satisfactory to cover the losses that have occurred. Management monitors actual experience, and where circumstances warrant, will revise its assumptions. The methods of determining such estimates and establishing the reserves are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses greater or less than the liability for policy and contract claims provided.

  (s) Income Taxes

   For periods prior to 2004, we filed a consolidated life insurance federal income tax return with our parent, GLIC, and its other life insurance affiliates. We were subject to a tax-sharing agreement, as approved by state insurance regulators, which allocated taxes on a separate company basis but provided benefit for current utilization of losses and credits. Intercompany balances were settled at least annually.

   For the period beginning January 1, 2004, and ending on the date of the transfer of our outstanding capital stock to Genworth, we were included in the consolidated federal income tax return of GE. During this period, we were subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provided benefit for current utilization of losses and credits. Intercompany balances were settled at least annually.

   Subsequent to the transfer of our outstanding capital stock to Genworth, we filed a consolidated life insurance federal income tax return with our parent, GLIC, and its other life insurance affiliates. We are subject to a separate tax-sharing agreement, as approved by state insurance regulators, which allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits. Intercompany balances are settled at least annually.

   Deferred federal taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at the enacted tax rates expected to be in effect when taxes are actually paid or recovered.

  (t) Accounting Changes

   On January 1, 2004 we adopted AICPA SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-1 provides guidance on separate account presentation and valuation, accounting for sales inducements to contractholders and classification and valuation of long-duration contract liabilities. The cumulative effect of change in accounting principle related to adopting SOP 03-1 was a $0.7 million benefit, net of taxes, for the change in reserves, less additional amortization of deferred acquisition costs, on variable annuity contracts with guaranteed minimum death benefits.

  (u) Accounting Pronouncements Not Yet Adopted

   In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. This statement provides guidance on accounting for deferred acquisition costs and other deferred balances on an internal replacement, defined broadly as a modification in product benefits, features, rights or coverages that occurs by the exchange of an existing contract for a new contract, or by the amendment, endorsement, or rider to an existing contract, or by the election of a benefit, feature, right, or coverage within an existing contract. Depending on the type of modification, the period over which these deferred balances will be

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

recognized could be accelerated. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We are currently evaluating the impact SOP 05-1 will have on our results of operations or financial position.

(2)Investments

  (a) Net Investment Income

   For the years ended December 31, the sources of our investment income were as follows:

(Dollar amounts in millions)                      2005    2004    2003
----------------------------                     ------  ------  ------
Fixed maturities -- taxable..................... $331.3  $345.2  $458.6
Fixed maturities -- non-taxable.................    0.1     0.1     0.1
Commercial mortgage loans.......................   75.3    77.1    81.8
Equity securities...............................    0.8     0.1     0.9
Other investments...............................    3.4    (1.2)   (2.9)
Policy loans....................................   10.1     7.5    10.8
                                                 ------  ------  ------
Gross investment income before expenses and fees  421.0   428.8   549.3
Expenses and fees...............................   (9.3)   (7.8)  (11.3)
                                                 ------  ------  ------
Net investment income........................... $411.7  $421.0  $538.0
                                                 ======  ======  ======

  (b) Net Realized Investment Gains (Losses)

   For the years ended December 31, gross realized investment gains and losses from the sales and impairments of investment securities classified as available-for-sale were as follows:

(Dollar amounts in millions)             2005    2004   2003
----------------------------            ------  -----  ------
Gross realized investment:
   Gains on sale....................... $ 12.0  $10.7  $ 80.2
   Losses on sale......................   (4.3)  (4.1)  (49.9)
   Impairment losses...................  (12.2)  (0.9)  (26.4)
                                        ------  -----  ------
Net realized investments gains (losses) $ (4.5) $ 5.7  $  3.9
                                        ======  =====  ======

  (c) Unrealized Gains and Losses

   Net unrealized gains and losses on investment securities and other invested assets classified as available-for-sale are reduced by deferred income taxes and adjustments to PVFP and DAC that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of accumulated other comprehensive income as of December 31, are summarized as follows:

(Dollar amounts in millions)                                                        2005    2004    2003
----------------------------                                                       ------  ------  ------
Net unrealized gains (losses) on available-for-sale investment securities:
   Fixed maturities............................................................... $ 27.6  $145.4  $204.6
   Equity securities..............................................................    8.0     6.0     3.0
   Restricted other invested assets...............................................   (1.3)     --      --
                                                                                   ------  ------  ------
       Subtotal...................................................................   34.3   151.4   207.6
                                                                                   ------  ------  ------
Adjustments to the present value of future profits and deferred acquisitions costs  (15.1)  (40.7)  (72.6)
Deferred income taxes, net........................................................   (6.7)  (38.7)  (47.3)
                                                                                   ------  ------  ------
       Net unrealized gains on available-for-sale investment securities........... $ 12.5  $ 72.0  $ 87.7
                                                                                   ======  ======  ======

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The change in the net unrealized gains (losses) on available-for-sale investment securities reported in accumulated other comprehensive income for the years ended December 31, is as follows:

(Dollar amounts in millions)                                                                      2005    2004    2003
----------------------------                                                                    -------  ------  ------
Net unrealized gains (losses) on investment securities as of January 1......................... $  72.0  $ 87.7  $(12.0)
                                                                                                -------  ------  ------
Unrealized gains (losses) on investment arising during the period:
   Unrealized gains (losses) on investment securities..........................................  (120.0)  (52.5)  201.2
   Adjustment to deferred acquisition costs....................................................     6.9    19.7   (10.7)
   Adjustment to present value of future profits...............................................    18.7    12.2   (32.4)
   Provision for deferred income taxes.........................................................    32.0     8.6   (55.9)
                                                                                                -------  ------  ------
       Changes in unrealized gains (losses) on investment securities...........................   (62.4)  (12.0)  102.2
Reclassification adjustments to net realized investment (gains) losses net of deferred taxes of
  $(1.6), $2.0 and $1.4........................................................................     2.9    (3.7)   (2.5)
                                                                                                -------  ------  ------
Net unrealized gains on investment securities as of December 31................................ $  12.5  $ 72.0  $ 87.7
                                                                                                =======  ======  ======

  (d) Fixed Maturities and Equity Securities

   As of December 31, 2005 and 2004, the amortized cost, gross unrealized gains and losses and fair value of our fixed maturities and equity securities classified as available-for-sale were as follows:

2005                                            Gross      Gross
----                                Amortized unrealized unrealized Estimated
(Dollar amounts in millions)          cost      gains      losses   fair value
----------------------------        --------- ---------- ---------- ----------
Fixed maturities:
U.S. government and agency......... $   70.2    $  0.5     $ (0.5)   $   70.2
Non-U.S. government................    101.9       9.7       (0.2)      111.4
U.S. corporate.....................  2,784.5      55.8      (23.3)    2,817.0
Non-U.S. corporate.................    455.7      10.1       (5.6)      460.2
Mortgage and asset-backed..........  1,837.4       5.3      (24.2)    1,818.5
                                    --------    ------     ------    --------
   Total fixed maturities..........  5,249.7      81.4      (53.8)    5,277.3
Equity securities..................     15.3       8.0         --        23.3
                                    --------    ------     ------    --------
Total available-for-sale securities $5,265.0    $ 89.4     $(53.8)   $5,300.6
                                    ========    ======     ======    ========

2004                                            Gross      Gross
----                                Amortized unrealized unrealized Estimated
(Dollar amounts in millions)          cost      gains      losses   fair value
----------------------------        --------- ---------- ---------- ----------
Fixed maturities:
U.S. government and agency......... $   51.5    $  0.9     $   --    $   52.4
State and municipal................      0.7        --         --         0.7
Non-U.S. government................     97.9       7.5         --       105.4
U.S. corporate.....................  3,935.8     134.1      (29.3)    4,040.6
Non-U.S. corporate.................    782.7      23.0       (2.9)      802.8
Mortgage and asset-backed..........  1,987.2      21.1       (9.0)    1,999.3
                                    --------    ------     ------    --------
   Total fixed maturities..........  6,855.8     186.6      (41.2)    7,001.2
Equity securities..................     20.8       6.0         --        26.8
                                    --------    ------     ------    --------
Total available-for-sale securities $6,876.6    $192.6     $(41.2)   $7,028.0
                                    ========    ======     ======    ========

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   For fixed maturity securities, we recognize an impairment charge to earnings in the period in which we determine that we do not expect to either collect or recover principal and interest in accordance with the contractual terms of the instruments or based on underlying collateral values and considering events such as payment default, bankruptcy or disclosure of fraud. For equity securities, we recognize an impairment charge in the period in which we determine that the security will not recover to book value within a reasonable period. We determine what constitutes a reasonable period on a security-by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. In any event, this period does not exceed 18 months for common equity securities. We measure impairment charges based on the difference between the book value of the security and its fair value.

   We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, we sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements. The aggregate fair value of securities sold at a loss during the year ended December 31, 2005 was $188.5 million, which was approximately 98.3% of book value.

   The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2005:

                                                 Less Than 12 Months                        12 Months or More
                                      ----------------------------------------- -----------------------------------------


                                                       Gross                                     Gross
                                      Estimated fair unrealized                 Estimated fair unrealized
(Dollar amounts in millions)              value        losses   # of securities     value        losses   # of securities
----------------------------          -------------- ---------- --------------- -------------- ---------- ---------------
Description of Securities
Fixed maturities:
U.S. government and agency...........    $   36.9      $ (0.2)          7           $ 13.8       $ (0.3)          3
Government -- non U.S................        12.6        (0.2)         11               --           --          --
U.S. corporate.......................       782.6       (13.7)        164            310.0         (9.7)         64
Corporate -- non U.S.................       155.5        (2.4)         35             83.7         (3.2)         13
Asset backed.........................       538.7        (7.6)         44            109.2         (1.4)         20
Mortgage backed......................       538.1        (8.9)        101            210.8         (6.2)         50
                                         --------      ------         ---           ------       ------         ---
Total temporarily impaired securities    $2,064.4      $(33.0)        362           $727.5       $(20.8)        150
                                         ========      ======         ===           ======       ======         ===
% Below cost -- fixed maturities:
(less than)20% Below cost............    $2,064.4      $(33.0)        362           $722.6       $(18.3)        147
20-50% Below cost....................          --          --          --              4.9         (2.5)          3
(greater than)50% Below cost.........          --          --          --               --           --          --
                                         --------      ------         ---           ------       ------         ---
Total fixed maturities...............    $2,064.4      $(33.0)        362           $727.5       $(20.8)        150
                                         ========      ======         ===           ======       ======         ===
Investment grade.....................    $1,988.2      $(31.0)        337           $714.3       $(18.0)        140
Below investment grade...............        76.2        (2.0)         25             13.2         (2.8)         10
Not Rated............................          --          --          --               --           --          --
                                         --------      ------         ---           ------       ------         ---
Total temporarily impaired securities    $2,064.4      $(33.0)        362           $727.5       $(20.8)        150
                                         ========      ======         ===           ======       ======         ===

   The investment securities in an unrealized loss position as of December 31, 2005 consist of 512 securities accounting for unrealized losses of $53.8 million. Of these unrealized losses, 91.1% are investment grade (rated AAA through BBB-) and 95.4% is less than 20% below cost. The amount of the unrealized loss on these securities is primarily attributable to increases in interest rates and changes in credit spreads.

   For the investment securities in an unrealized loss position as of December 31, 2005, three securities are below cost 20% or more and below investment grade (rated BB+ and below) for twelve months or more accounting for unrealized losses

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

of $2.5 million. These securities consist of two issuers in the airline and automotive industries and are current on all terms. All airline securities are collateralized by commercial jet aircraft associated with several domestic airlines. We believe these airline security holdings are in a temporary loss position as a result of ongoing negative market reaction to difficulties in the commercial airline industry. The unrealized loss on the automotive investments was primarily caused by legacy issues and declines in market share. The automotive issuer continues to maintain significant liquidity relative to their maturities and we expect to collect full principal and interest.

   Because management expects these investments to continue to perform as to contractual obligations and we have the ability and intent to hold these investment securities until the recovery of the fair value up to the cost of the investments, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

   The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2004:

                                                 Less Than 12 Months                        12 Months or More
                                      ----------------------------------------- -----------------------------------------
                                                       Gross                                     Gross
-                                     Estimated fair unrealized                 Estimated fair unrealized
(Dollar amounts in millions)              value        losses   # of securities     value        losses   # of securities
----------------------------          -------------- ---------- --------------- -------------- ---------- ---------------
Description of Securities
Fixed maturities:
U.S. government and agency...........    $    7.2      $   --           4           $  0.3       $   --          1
Government -- non U.S................         2.9          --           3               --           --         --
U.S. corporate.......................       494.5       (10.7)        104            267.0        (18.6)        29
Corporate -- non U.S.................       129.0        (2.2)         30             17.3         (0.7)         4
Asset backed.........................       221.6        (1.2)         38              1.6           --          1
Mortgage backed......................       470.9        (6.3)         76             56.1         (1.5)        20
                                         --------      ------         ---           ------       ------         --
Total temporarily impaired securities    $1,326.1      $(20.4)        255           $342.3       $(20.8)        55
                                         ========      ======         ===           ======       ======         ==
% Below cost -- fixed maturities:
(less than)20% Below cost............    $1,324.8      $(19.9)        253           $323.5       $(14.7)        51
20-50% Below cost....................         1.3        (0.5)          2             18.8         (6.1)         4
(greater than)50% Below cost.........          --          --          --               --           --         --
                                         --------      ------         ---           ------       ------         --
Total fixed maturities...............    $1,326.1      $(20.4)        255           $342.3       $(20.8)        55
                                         ========      ======         ===           ======       ======         ==
Investment grade.....................    $1,203.8      $(16.6)        223           $208.2       $(11.8)        40
Below investment grade...............       103.0        (3.5)         26            134.1         (9.0)        15
Not Rated............................        19.3        (0.3)          6               --           --         --
                                         --------      ------         ---           ------       ------         --
Total temporarily impaired securities    $1,326.1      $(20.4)        255           $342.3       $(20.8)        55
                                         ========      ======         ===           ======       ======         ==

   The scheduled maturity distribution of fixed maturities at December 31, 2005 follows. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


                                                      Estimated
(Dollar amounts in millions)           Amortized cost fair value
----------------------------           -------------- ----------
Due in one year or less...............    $  301.3     $  300.1
Due after one year through five years.     1,378.8      1,390.2
Due after five years through ten years       984.7      1,000.0
Due after ten years...................       747.5        768.5
                                          --------     --------
   Subtotal...........................     3,412.3      3,458.8
Mortgage and asset-backed.............     1,837.4      1,818.5
                                          --------     --------
   Total fixed maturities.............    $5,249.7     $5,277.3
                                          ========     ========

   As of December 31, 2005, $588.2 million of our investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

   As of December 31, 2005, securities issued by finance and insurance, utilities and energy and consumer -- non cyclical industry groups represented approximately 30.6%, 17.3% and 13.3% of our domestic and foreign corporate fixed maturities portfolio, respectively. No other industry group comprises more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the U.S. and internationally, and is not dependent on the economic stability of one particular region.

   As of December 31, 2005, we did not hold any fixed maturities, which individually exceeded 10% of stockholders' equity.

   As required by law, we have amounts invested, with governmental authorities and banks for the protection of policyholders, of $4.9 million and $5.6 million as of December 31, 2005 and 2004, respectively.

  (e) Commercial Mortgage Loans

   Our mortgage loans are collateralized by commercial properties, including multifamily residential buildings. The carrying value of commercial mortgage loans is stated at original cost net of prepayments, amortization and allowance for loan losses.

   We diversify our commercial mortgage loans by both property type and geographic region. The following table sets forth the distribution across property type and geographic region for commercial mortgage loans as of the dates indicated:

                                                December 31,
                             --------------------------------------------------
Property Type                          2005                      2004
-------------                ------------------------  ------------------------
(Dollar amounts in millions) Carrying value % of total Carrying value % of total
---------------------------- -------------- ---------- -------------- ----------
      Office................    $  346.8       33.3%      $  356.1       29.5%
      Industrial............       353.7       33.9          386.2       32.0
      Retail................       233.5       22.4          335.9       27.8
      Apartments............        91.5        8.8          105.6        8.7
      Mixed use/other.......        16.6        1.6           23.9        2.0
                                --------      -----       --------      -----
      Total.................    $1,042.1      100.0%      $1,207.7      100.0%
                                ========      =====       ========      =====

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


                                                December 31,
                             --------------------------------------------------
Geographic Region                      2005                      2004
-----------------            ------------------------  ------------------------
(Dollar amounts in millions) Carrying value % of total Carrying value % of total
---------------------------- -------------- ---------- -------------- ----------
     Pacific................    $  299.4       28.7%      $  332.8       27.6%
     South Atlantic.........       190.1       18.2          255.3       21.1
     Middle Atlantic........       115.5       11.1          129.3       10.7
     East North Central.....       204.0       19.6          215.1       17.8
     Mountain...............        97.8        9.4          101.4        8.4
     West South Central.....        38.6        3.7           65.8        5.4
     West North Central.....        48.1        4.6           52.0        4.3
     East South Central.....        17.3        1.7           15.4        1.3
     New England............        31.3        3.0           40.6        3.4
                                --------      -----       --------      -----
     Total..................    $1,042.1      100.0%      $1,207.7      100.0%
                                ========      =====       ========      =====

   For the years ended December 31, 2005 and 2004, respectively, we originated $4.8 million and $28.0 million of mortgages secured by real estate in California, which represents 4.0% and 14.2% of our total originations for those years.

   "Impaired" loans are defined under U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogenous loans.

   Under these principles, we have two types of "impaired" loans: loans requiring specific allowances for losses (none as of December 31, 2005 and 2004) and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition ($0.8 million as of December 31, 2005 and 2004). Average investment in specifically impaired loans during December 31, 2005, 2004 and 2003 was $0.8 million, $1.1 million and $2.8 million, respectively, and interest income earned on these loans while they were considered impaired was $0.0, $0.0 and $0.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

   The following table presents the activity in the allowance for losses during the years ended December 31:

(Dollar amounts in millions)                2005   2004  2003
----------------------------               -----  -----  -----
Balance as of January 1................... $10.4  $10.4  $ 8.9
Provision charged (released) to operations  (4.6)   1.0    1.5
Transfers.................................    --   (0.6)    --
Amounts written off, net of recoveries....  (1.5)  (0.4)    --
                                           -----  -----  -----
Balance as of December 31................. $ 4.3  $10.4  $10.4
                                           =====  =====  =====

   The allowance for losses on mortgage loans at December 31, 2005, 2004 and 2003 represented 0.4%, 0.9% and 0.8% of gross mortgage loans, respectively. Non-income producing mortgage loans were $0.8 million as of December 31, 2005 and 2004.

   During 2005, we adjusted our process for estimating credit losses in our commercial mortgage loan portfolio. As a result of this adjustment, we released $4.6 million of commercial mortgage loan reserves to net investment income in the fourth quarter of 2005.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  (f) Other Invested Assets

   The following table sets forth the carrying values of our other invested assets as of the dates indicated:

                                                    December 31,
                                 --------------------------------------------------
                                           2005                      2004
                                 ------------------------  ------------------------
(Dollar amounts in millions)     Carrying value % of total Carrying value % of total
----------------------------     -------------- ---------- -------------- ----------
Restricted other invested assets     $332.0        85.2%       $   --         -- %
Securities lending..............         --          --         406.9        87.2
Limited partnerships............       48.6        12.4          53.0        11.4
Other investments...............        9.3         2.4           6.6         1.4
                                     ------       -----        ------       -----
Total...........................     $389.9       100.0%       $466.5       100.0%
                                     ======       =====        ======       =====

  Restricted other invested assets

   On August 19, 2005, we transferred approximately $344.6 million of investment securities to an affiliated special purpose entity ("SPE"), whose sole purpose is to securitize these investment securities and issue secured notes (the "Secured Notes") to various affiliated companies. The securitized investments are owned in their entirety by the SPE and are not available to satisfy the claims of our creditors. However, we are entitled to principal and interest payments made on the Secured Notes we hold. Under U.S. GAAP, the transaction is accounted for as a secured borrowing. Accordingly, the Secured Notes are included within our consolidated financial statements as available-for-sale fixed maturities and the liability equal to the proceeds received upon transfer has been included in Other Liabilities. Additionally, the investment securities transferred are included in Other Invested Assets and are shown as restricted assets.

   As of December 31, 2005, the amortized cost, gross unrealized gains and losses, and estimated fair value of our restricted other invested assets are as follows:

2005                                     Gross      Gross
----                         Amortized unrealized unrealized Estimated
(Dollar amounts in millions)   cost      gains      losses   fair value
---------------------------- --------- ---------- ---------- ----------
Fixed maturities:
Foreign other...............  $324.3      $2.9      $(4.3)     $322.9
U.S. corporate..............     9.0       0.2       (0.1)        9.1
                              ------      ----      -----      ------
Total restricted securities.  $333.3      $3.1      $(4.4)     $332.0
                              ======      ====      =====      ======

   The scheduled maturity distribution of the restricted fixed maturity portfolio at December 31, 2005 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       Amortized Estimated
(Dollar amounts in millions)             cost    fair value
----------------------------           --------- ----------
Due in one year or less...............  $ 24.5     $ 24.5
Due after one year through five years.    95.8       94.3
Due after five years through ten years   168.4      167.6
Due after ten years...................    44.6       45.6
                                        ------     ------
   Total restricted fixed maturities..  $333.3     $332.0
                                        ======     ======

   As of December 31, 2005, $55.9 million of our restricted other invested assets were subject to certain call provisions.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   As of December 31, 2005, we did not hold any restricted fixed maturity securities, which individually exceeded 10% of stockholders' equity.

(3)Deferred Acquisition Costs

   Activity impacting deferred acquisition costs for the years ended December 31, was as follows:

(Dollar amounts in millions)                          2005     2004    2003
----------------------------                         ------  -------  ------
Unamortized balance as of January 1................. $255.2  $ 923.8  $843.3
Cost deferred.......................................   93.3     89.1   167.7
Amortization, net...................................  (27.2)   (23.6)  (87.2)
Transfers due to reinsurance transactions with UFLIC     --   (734.1)     --
                                                     ------  -------  ------
Unamortized balance as of December 31...............  321.3    255.2   923.8
Cumulative effect of net unrealized investment gains   (0.2)    (7.1)  (26.8)
                                                     ------  -------  ------
Balance as of December 31........................... $321.1  $ 248.1  $897.0
                                                     ======  =======  ======

(4)Intangible Assets and Goodwill

   At December 31, 2005 and 2004, the gross carrying amount and accumulated amortization of intangibles, net of interest accretion, subject to amortization were as follows:

                                                      2005                  2004
                                              --------------------  --------------------
                                               Gross                 Gross
                                              carrying Accumulated  carrying Accumulated
(Dollar amounts in millions)                   amount  amortization  amount  amortization
----------------------------                  -------- ------------ -------- ------------
Present value of future profits ("PVFP").....  $142.4     $(41.4)    $123.7     $(27.6)
Capitalized software.........................    37.1      (14.4)      31.1      (11.9)
Deferred sales inducements to contractholders     8.7       (0.8)       5.5       (0.2)
All other....................................     1.0       (1.0)       1.0       (1.0)
                                               ------     ------     ------     ------
Total........................................  $189.2     $(57.6)    $161.3     $(40.7)
                                               ======     ======     ======     ======

   Amortization expense related to intangible assets for the years ended December 31, 2005, 2004, and 2003 was $16.3 million, $23.9 million and $31.7 million, respectively. Amortization expense related to deferred sales inducements to contractholders of $0.6 million and $0.2 million was included in benefits and other changes in policy reserves for the years ended December 31, 2005 and 2004, respectively. There were no deferred sales inducements to contractholders in the year ended December 31, 2003.

  (a) Present Value of Future Profits

   The method used by us to value PVFP in connection with acquisitions of life insurance entities is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits and (3) discount those gross profits at the rate of return that we must earn in order to accept the inherent risks.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The following table presents the activity in PVFP for the years ended December 31:

(Dollar amounts in millions)                                                2005    2004    2003
----------------------------                                               ------  ------  ------
Unamortized balance as of January 1....................................... $129.7  $173.9  $202.2
Interest accreted at 4.9%, 5.2% and 5.4%, respectively....................    6.0     7.1    10.2
Amortization..............................................................  (19.8)  (27.6)  (38.5)
Amounts transferred in connection with reinsurance transactions with UFLIC     --   (23.7)     --
                                                                           ------  ------  ------
Unamortized balance as of December 31.....................................  115.9   129.7   173.9
Accumulated effect of net unrealized investment gains.....................  (14.9)  (33.6)  (45.8)
                                                                           ------  ------  ------
Balance as of December 31................................................. $101.0  $ 96.1  $128.1
                                                                           ======  ======  ======

   The estimated percentage of the December 31, 2005 PVFP balance net of interest accretion, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

                                   2006 10.2%
                                   2007  8.9%
                                   2008  7.8%
                                   2009  7.1%
                                   2010  6.4%

   Amortization expenses for PVFP for future periods will be affected by acquisitions, dispositions, realized gains (losses) or other factors affecting the ultimate amount of gross profits realized from certain lines of businesses. Similarly, future amortization expenses for other intangibles will depend on future acquisitions, dispositions and other business transactions.

  (b) Goodwill

   Our goodwill balance by segment and activity was as follows:

                                Retirement
                                 Income &
(Dollar amounts in millions)    Investments Protection Total
----------------------------    ----------- ---------- ------
Balance as of December 31, 2003    $59.8      $57.5    $117.3
Impairment.....................     59.8         --      59.8
                                   -----      -----    ------
Balance as of December 31, 2004       --       57.5      57.5
Impairment.....................       --       57.5      57.5
                                   -----      -----    ------
Balance as of December 31, 2005    $  --      $  --    $   --
                                   =====      =====    ======

   In 2005, we recognized an impairment of $57.5 million to amortization expense in our Protection segment. We currently are not actively writing life insurance in our Protection segment. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

   In 2004, as a result of the reinsurance transactions with Union Fidelity Life Insurance Company ("UFLIC"), described in Note 5, we were not able to transfer any goodwill, as the reinsurance transactions with UFLIC did not constitute the disposition of a business. However, as the reinsurance transactions with UFLIC represented a significant portion of our operations, we were required to test goodwill for impairment and recognized an impairment charge of $59.8 million to amortization expense in the Retirement Income and Investments reporting unit for the year ended December 31, 2004. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


(5)Reinsurance

   On November 30, 2005, we entered into a reinsurance agreement with First Colony Life Insurance Company ("FCL"), an affiliate, on an indemnity coinsurance, funds withheld basis, to cede 90% of the institutional liabilities arising from the funding agreements issued as part of our registered note program. The maximum amount of the funding agreement liabilities that can be ceded to FCL, without prior notice, is $2.0 billion.

   This agreement is accounted for as deposit accounting as it does not transfer adequate insurance risk. No ceding commission was paid under this agreement. We withhold amounts due to FCL as security for the performance of FCL's obligations under this agreement. We are required to invest the withheld amounts pursuant to investment guidelines agreed to with FCL and to pay the net profit to FCL. Any amounts due under this agreement are settled quarterly.

   On April 15, 2004, we entered into reinsurance transactions in which we ceded to UFLIC, an affiliate, substantially all of our in-force blocks of variable annuities and structured settlements. Our in-force variable annuity contracts, excluding the RetireReady/SM/ Retirement Answer/ /Variable Annuity ("Retirement Answer") product that was not reinsured, had aggregate general account reserves of $2.5 billion as of January 1, 2004. Our in-force structured settlements reinsured had aggregate policyholder reserves of $0.3 billion as of January 1, 2004. The in-force blocks of general account variable annuities and structured settlements ceded to UFLIC had aggregate policyholder reserves of $2.0 billion and $0.2 billion as of December 31, 2005, respectively, and $2.4 billion and $0.2 billion as of December 31, 2004, respectively. The reinsurance transactions with UFLIC were completed and accounted for at book value. We transferred investment assets to UFLIC in exchange for the reinsurance recoverable asset from UFLIC in the amount of $2.1 billion at January 1, 2004. UFLIC also assumed any benefit or expense resulting from third party reinsurance that we have on this block of business. We had $6.9 billion and $7.6 billion in retained assets that are attributable to the separate account portion of the variable annuity business and will make any payments with respect to that separate account portion directly from these assets as of December 31, 2005 and 2004, respectively. The reinsurance transactions with UFLIC were reported on our tax returns at fair value as determined for tax purposes, giving rise to a net reduction in current and deferred income tax liabilities and resulting in a net tax benefit. Under these reinsurance agreements, we continue to perform various management, administration and support services and receive an expense allowance from UFLIC to reimburse us for costs we incur to service the reinsured blocks. Actual costs and expense allowance amounts will be determined by expense studies to be conducted periodically.

   Although we are not relieved of our primary obligations to the contractholders, the reinsurance transactions with UFLIC transfer the future financial results of the reinsured blocks to UFLIC. To secure the payment of its obligations to us under these reinsurance agreements, UFLIC has established trust accounts to maintain an aggregate amount of assets with a statutory book value at least equal to the statutory general account reserves attributable to the reinsured business less an amount required to be held in certain claims paying accounts. A trustee will administer the trust accounts and we will be permitted to withdraw from the trust accounts amounts due to us pursuant to the terms of the reinsurance agreements that are not otherwise paid by UFLIC. In addition, pursuant to a Capital Maintenance Agreement, General Electric Capital Corporation ("GE Capital") agreed to maintain sufficient capital in UFLIC to maintain UFLIC's risk-based capital at not less than 150% of its company action level, as defined from time to time by the National Association of Insurance Commissioners ("NAIC").

   Concurrently with the consummation of the reinsurance transactions with UFLIC, we paid a dividend to our stockholder consisting of cash and securities. A portion of this dividend, together with amounts paid by certain of our affiliates, was used by GE Financial Assurance Holdings, Inc. to make a capital contribution to UFLIC. The aggregate value of the dividend was $409.5 million, consisting of cash in the amount of $30.4 million and securities in the amount of $379.1 million.

   We are involved in both the cession and assumption of reinsurance with other companies. Our reinsurance consists primarily of long-duration contracts that are entered into with financial institutions and related party reinsurance. Although these reinsurance agreements contractually obligate the reinsurers to reimburse us, they do not discharge us from our primary liabilities and we remain liable to the extent that the reinsuring companies are unable to meet their obligations.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   In order to limit the amount of loss retention, certain policy risks are reinsured with other insurance companies. The maximum of individual ordinary life insurance normally retained by any one insured with an issue age up to and including 75 is $1.0 million and for issue ages over 75 is $0.1 million. Certain Medicare supplement insurance policies are reinsured on either a quota share or excess of loss basis. We also use reinsurance for guaranteed minimum death benefit ("GMDB") options on most of our variable annuity products. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. Other than with UFLIC, at December 31, 2005, we had no significant concentrations of variable annuity net at risk reinsurance with any one reinsurer that could have a material impact on our results of operations. At December 31, 2005, 30.4% of our reinsured life insurance net at risk exposure ceded to one company.

   Net life insurance in force as of December 31 is summarized as follows:

(Dollar amounts in millions)            2005       2004       2003
----------------------------         ---------  ---------  ---------
Direct life insurance in force...... $22,219.1  $24,723.4  $26,889.2
Amounts ceded to other companies....  (3,313.6)  (4,045.2)  (4,129.4)
Amounts assumed from other companies   1,638.3    1,863.3    1,970.2
                                     ---------  ---------  ---------
Net in force........................ $20,543.8  $22,541.5  $24,730.0
                                     =========  =========  =========
Percentage of amount assumed to net.       8.0%       8.3%       8.0%
                                     =========  =========  =========

   The following table sets forth the effects of reinsurance on premiums earned for the years ended December 31:

(Dollar amounts in millions)         2005    2004    2003
----------------------------        ------  ------  ------
Direct............................. $113.3  $110.8  $122.9
Assumed............................    3.8     2.5     2.5
Ceded..............................  (13.6)  (16.5)  (21.4)
                                    ------  ------  ------
Net premiums earned................ $103.5  $ 96.8  $104.0
                                    ======  ======  ======
Percentage of amount assumed to net    3.7%    2.6%    2.4%
                                    ======  ======  ======

   Due to the nature of our insurance contracts, premiums earned approximate premiums written.

   Reinsurance recoveries recognized as a reduction of benefit expenses amounted to $20.7 million, $21.3 million and $23.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance recoveries recognized as a reduction of change in policy reserves amounted to $157.5 million, $106.2 million and $5.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

(6)Future Annuity and Contract Benefits

  Investment Contracts

   Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholder's contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  Insurance Contracts

   Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums, based on mortality, morbidity and other assumptions, which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential reserve deficiencies. Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported and claims in the process of settlement. This estimate is based on our historical experience and the experience of the insurance industry, adjusted for current trends. Any changes in the estimated liability are reflected in income as the estimates are revised.

   The following table sets forth the major assumptions underlying our recorded liabilities for future annuity and contract benefits:

                                            Mortality/                 December 31,
                                            morbidity  Interest rate -----------------
(Dollar amounts in millions)                assumption  assumption     2005     2004
----------------------------                ---------- ------------- -------- --------
Investment contracts.......................  Account
                                             balance        N/A      $5,888.3 $7,267.9
Limited payment contracts..................    (a)     3.5% - 11.25%    203.6    203.5
Traditional life insurance contracts.......    (b)     6.45% - 7.40%    295.8    309.2
Universal life type contracts..............  Account
                                             balance        N/A       1,756.6  1,769.1
Accident and health........................    (c)      4.5% -5.25%      57.2     54.9
                                                                     -------- --------
Total future annuity and contracts benefits                          $8,201.5 $9,604.6
                                                                     ======== ========

--------
(a)Either the United States Population Table, 1983 Group Annuitant Mortality Table or 1983 Individual Annuity Mortality Table and Company experience.
(b)Principally modifications of the 1965-70 or 1975-80 Select and Ultimate Tables and Company experience.
(c)The 1958 Commissioner's Standard Ordinary Table, 1964 modified and 1987 Commissioner's Disability Tables and Company experience.

   Assumptions as to persistency are based on the Company's experience.

   As described in Note 5, on April 15, 2004 we reinsured our in-force variable annuity contracts, excluding Retirement Answer, to UFLIC, effective as of January 1, 2004. We have continued to sell variable annuities and are retaining that business for our own account.

   Our variable annuity contracts provide a basic GMDB, which provides a minimum account value to be paid on the annuitant's death. Our contractholders have the option to purchase through riders, at an additional charge, enhanced death benefits. Our separate account guarantees are predominately death benefits; we also have some guaranteed minimum withdrawal benefits.

   The total account value (excluding the block of business reinsured through the transaction mentioned above) of our variable annuities with death benefits, including both separate account and fixed account assets, is approximately $1,929.4 million and $1,003.9 million at December 31, 2005 and 2004, respectively, with related death benefit exposure (or net amount at risk) of approximately $8.2 million and $3.4 million at December 31, 2005 and 2004, respectively. The liability for our variable annuity contracts with death benefits net of reinsurance is $2.3 million and $0.5 million at December 31, 2005 and 2004, respectively.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The assets supporting the separate accounts of the variable contracts are primarily mutual fund equity securities and are reflected in our Consolidated Balance Sheet at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contactholders for mortality, administrative, and other services are included in revenues. Changes in liabilities for minimum guarantees are included in benefits and other changes in policy reserves.

   Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the Consolidated Statement of Income. There were no gains or losses on transfers of assets from the general account to the separate account.

(7)Income Taxes

   The total provision (benefit) for income taxes for the years ended December 31, consisted of the following components:

(Dollar amounts in millions)                            2005     2004    2003
----------------------------                           ------  -------  ------
Current federal income tax............................ $(13.2) $  34.2  $(21.4)
Deferred federal income tax...........................   37.2   (166.6)   18.3
                                                       ------  -------  ------
   Total federal income tax...........................   24.0   (132.4)   (3.1)
                                                       ------  -------  ------
Current state income tax..............................   (0.8)    (3.5)     --
Deferred state income tax.............................    2.1     (7.4)     --
                                                       ------  -------  ------
   Total state income tax.............................    1.3    (10.9)     --
                                                       ------  -------  ------
       Total provision (benefit) for income taxes..... $ 25.3  $(143.3) $ (3.1)
                                                       ======  =======  ======

   The reconciliation of the federal statutory rate to the effective income tax rate for the years ended December 31, is as follows:

(Dollar amounts in millions)                         2005    2004    2003
----------------------------                        -----  ------   -----
Statutory U.S. federal income tax rate.............  35.0%   35.0%   35.0%
State income tax, net of federal income tax benefit   1.6    (4.2)   (0.1)
Non-deductible goodwill impairment.................  36.8    37.8      --
Dividends-received deduction....................... (17.4)  (11.9)  (53.1)
Reinsurance transactions with UFLIC................    --  (315.9)     --
Other, net.........................................  (9.8)    0.4    (0.8)
                                                    -----  ------   -----
   Effective rate..................................  46.2% (258.8)% (19.0)%
                                                    =====  ======   =====

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The components of the net deferred income tax asset as of December 31, are as follows:

(Dollar amounts in millions)                       2005   2004
----------------------------                      ------ ------
Assets:
   Future annuity and contract benefits.......... $ 55.8 $ 65.7
   Accrued expenses..............................   48.6   17.5
   Deferred tax losses...........................     --   11.0
   Other.........................................   17.5   28.8
                                                  ------ ------
       Total deferred income tax asset...........  121.9  123.0
                                                  ------ ------
Liabilities:
   Net unrealized gains on investment securities.    6.7   38.7
   Net unrealized gains on derivatives...........    0.6    1.9
   Investments...................................    6.1   10.4
   Present value of future profits...............   20.1   22.4
   Deferred acquisition costs....................   57.8    4.5
   Other.........................................   30.5   39.2
                                                  ------ ------
       Total deferred income tax liability.......  121.8  117.1
                                                  ------ ------
       Net deferred income tax asset............. $  0.1 $  5.9
                                                  ====== ======

   Based on our analysis, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable us to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

   We paid federal and state taxes of $15.5 million, $38.1 million and $7.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

   At December 31, 2005 and 2004, the net deferred income tax asset was $0.1 million and $5.9 million, respectively. At December 31, 2005 and 2004, the current income tax receivable was $1.2 million and $2.6 million, respectively.

(8)Related Party Transactions

   We and other direct and indirect subsidiaries of Genworth are parties to an amended and restated services and shared expenses agreement under which each company agrees to provide and each company agrees to receive certain general services. These services include, but are not limited to, data processing, communications, marketing, public relations, advertising, investment management, human resources, accounting, actuarial, legal, administration of agent and agency matters, purchasing, underwriting and claims. Under the terms of the agreement, settlements are made quarterly.

   Under this agreement, amounts incurred for these items aggregated $124.7 million, $117.7 million and $47.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. We also charge affiliates for certain services and for the use of facilities and equipment, which aggregated $65.0 million, $65.9 million and $93.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

   We pay GE Asset Management Incorporated ("GEAM"), an affiliate of GE, for investment services under an investment management agreement. We paid $2.5 million, $3.9 million and $10.5 million in 2005, 2004 and 2003, respectively, to GEAM under this agreement. We also pay Genworth, our ultimate parent, for investment related services. We paid $6.3 million and $3.0 million to Genworth in 2005 and 2004, respectively. We were not assessed these charges in 2003.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   We pay interest on outstanding amounts under a credit funding agreement with GNA Corporation, the parent company of GLIC. We have a credit line of $500.0 million with GNA Corporation. Interest expense under this agreement was $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. We pay interest at the cost of funds of GNA Corporation, which were 4.3%, 2.2% and 1.3%, as of December 31, 2005, 2004 and 2003, respectively. There was no amount outstanding as of December 31, 2005. The amount outstanding as of December 31, 2004 was $10.7 million and was included with other liabilities in the Consolidated Balance Sheets.

(9)Commitments and Contingencies

  Commitments

   We have certain investment commitments to provide fixed-rate commercial mortgage loans. The investment commitments, which would be collateralized by related properties of the underlying investments and held for investment purposes, involve varying elements of credit and market risk. We are committed to fund $1.6 million and $6.1 million as of December 31, 2005 and 2004, respectively, in U.S. mortgage loans, which will be held for investment purposes.

   We have limited partnership commitments outstanding of $0.3 million and $0.4 million at December 31, 2005 and December 31, 2004, respectively.

  Litigation

   We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition or results of operations. At this time, it is not feasible to predict or determine the ultimate outcomes of all pending investigations and legal proceedings or to provide reasonable ranges of potential losses.

  Guarantees

   We guaranteed the payment of certain structured settlement benefits sold by Assigned Settlement, Inc., our wholly-owned subsidiary, from March 2004 through December 2005 which were funded by products of our parent and one of our affiliates. The structured settlement reserves related to this guarantee were $275.1 million as of December 31, 2005.

(10)Fair Value of Financial Instruments

   Assets and liabilities that are reflected in the Consolidated Financial Statements at fair value are not included in the following disclosure of fair value; such items include cash and cash equivalents, investment securities, separate accounts, other invested assets and derivative financial instruments. Other financial assets and liabilities -- those not carried at fair value or disclosed separately -- are discussed below. Apart from certain of our borrowings, certain derivative instruments and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The basis on which we estimate fair values is as follows:

   Commercial mortgage loans. Based on quoted market prices, recent transactions and/or discounted future cash flows, using current market rates at which similar loans would have been made to similar borrowers.

   Other financial instruments. Based on comparable market transactions, discounted future cash flows, quoted market prices and/or estimates of the cost to terminate or otherwise settle obligations.

   Borrowings. Based on market quotes or comparables.

   Investment contract benefits. Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender value for single premium deferred annuities.

   All other instruments. Based on comparable market transactions, discounted future cash flows, quoted market prices and /or estimates of the cost to terminate or otherwise settle obligations.

   The following represents the fair value of financial assets and liabilities as of December 31:

                                                                2005                         2004
                                                    ---------------------------- ----------------------------
                                                    Notional Carrying Estimated  Notional Carrying Estimated
(Dollar amounts in millions)                         amount   amount  fair value  amount   amount  fair value
----------------------------                        -------- -------- ---------- -------- -------- ----------
Assets:
   Commercial mortgage loans.......................   $ (a)  $1,042.1  $1,054.7   $  (a)  $1,207.7  $1,252.4
   Other financial instruments.....................     (a)      19.6      27.0      (a)      23.1      27.1
Liabilities:
   Borrowings and related instruments:.............
       Borrowings..................................     (a)        --        --      (a)      10.7      10.7
       Investment contract benefits................     (a)   5,888.3   5,835.0      (a)   7,267.9   7,276.0
Other firm commitments:
   Ordinary course of business lending commitments.    1.6         --        --    31.5         --        --
   Commitments to fund limited partnerships........    0.3         --        --     0.4         --        --

--------
(a)These financial instruments do not have notional amounts.

(11)Non-controlled Entities

   One of the most common forms of off-balance sheet arrangements is asset securitization. We use GE Capital sponsored and third party entities to facilitate asset securitizations. As part of this strategy, management considers the relative risks and returns of our alternatives and predominately uses GE Capital-sponsored entities. Management believes these transactions could be readily executed through third party entities at insignificant incremental cost.

   The following table summarizes the current balance of assets sold to SPEs as of December 31:

(Dollar amounts in millions)   2005   2004
----------------------------  ------ ------
Assets secured by:
   Commercial mortgage loans. $ 96.5 $112.7
   Fixed maturities..........   66.1   86.4
   Other receivables.........   91.5   98.8
                              ------ ------
       Total assets.......... $254.1 $297.9
                              ====== ======

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   Each of the categories of assets shown in the table above represents portfolios of assets that are highly rated. Examples of each category include: commercial mortgage loans -- loans on diversified commercial property; fixed maturities -- domestic and foreign, corporate and government securities; other receivables -- primarily policy loans.

   We evaluate the economic, liquidity and credit risk related to the above SPEs and believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our operations, cash flows, or financial position. Financial support for certain SPEs is provided under credit support agreements, in which Genworth provides limited recourse for a maximum of $119 million of credit losses in such entities. Assets with credit support are funded by demand notes that are further enhanced with support provided by GE Capital. We may record liabilities, for such guarantees based on our best estimate of probable losses. To date, no SPE has incurred a loss.

   Sales of securitized assets to SPEs result in a gain or loss amounting to the net of sales proceeds, the carrying amount of net assets sold, the fair value of servicing rights and retained interests and an allowance for losses. There were no off-balance sheet securitization transactions in 2005, 2004 and 2003.

   Retained interests and recourse obligations related to such sales that are recognized in our consolidated financial statements are as follows:

                                 December 31,
                             ---------------------
                                2005       2004
                             ---------- ----------
                                  Fair       Fair
(Dollar amounts in millions) Cost value Cost value
---------------------------- ---- ----- ---- -----
Retained interests -- assets $8.0 $10.4 $9.7 $11.5
Servicing assets............   --    --   --    --
Recourse liability..........   --    --   --    --
                             ---- ----- ---- -----
Total....................... $8.0 $10.4 $9.7 $11.5
                             ==== ===== ==== =====

   Retained interests. In certain securitization transactions, we retain an interest in transferred assets. Those interests take various forms and may be subject to credit prepayment and interest rate risks. When we securitize receivables, we determine fair value based on discounted cash flow models that incorporate, among other things, assumptions including credit losses, prepayment speeds and discount rates. These assumptions are based on our experience, market trends and anticipated performance related to the particular assets securitized. Subsequent to recording retained interests, we review recorded values quarterly in the same manner and using current assumptions.

   Servicing assets. Following a securitization transaction, we retain the responsibility for servicing the receivables, and as such, are entitled to receive an ongoing fee based on the outstanding principal balances of the receivables. There are no servicing assets nor liabilities recorded as the benefits of servicing the assets are adequate to compensate an independent servicer for its servicing responsibilities.

   Recourse liability. As described previously, under credit support agreements we provide recourse for credit losses in special purpose entities. We provide for expected credit losses under these agreements and such amounts approximate fair value.

(12)Restrictions on Dividends

   Insurance companies are restricted by state regulations departments as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with thirty days prior written notice within certain limits. The limits are generally

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

based on the lesser of 10% of the prior year surplus or prior year net gain from operations. Dividends in excess of the prescribed limits or our earned surplus require formal approval from the Commonwealth of Virginia State Corporation Commission, Bureau of Insurance. Based on statutory results as of December 31, 2005, we are able to distribute $33.0 million in dividends in 2006 without obtaining regulatory approval.

   In 2005, we declared and paid a common stock dividend of $440.3 million consisting of securities. In 2004, concurrently with the consummation of the reinsurance transactions with UFLIC, we paid a dividend to our stockholder consisting of cash and securities. A portion of this dividend, together with amounts paid by certain of our affiliates, was used by GE Financial Assurance Holdings, Inc. to make a capital contribution to UFLIC. The aggregate value of the dividend was $409.5 million, consisting of cash in the amount of $30.4 million and securities in the amount of $379.1 million.

   In addition to the common stock dividends, we declared and paid preferred stock dividends of $9.6 million for each of the years ended December 31, 2005, 2004 and 2003.

(13)Supplementary Financial Data

   We file financial statements with state insurance regulatory authorities and the NAIC that are prepared on an accounting basis prescribed by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and stockholders' equity. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. We have no permitted accounting practices.

   For the years ended December 31, statutory net (loss) income and statutory capital and surplus is summarized below:

(Dollar amounts in millions)   2005   2004   2003
----------------------------  ------ ------ ------
Statutory net income (loss).. $144.4 $105.8 $(28.0)
Statutory capital and surplus  476.0  817.2  562.4

   The NAIC has adopted Risk Based Capital ("RBC") requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with
(i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risks. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor our RBC level. At December 31, 2005 and 2004, we exceeded the minimum required RBC levels.

(14)Operating Segment Information

   Our operations are conducted under two reporting segments corresponding to customer needs: (1) Retirement Income and Investments and (2) Protection.

   Retirement Income and Investments is comprised of products offered to individuals who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets and to institutions seeking investment products.

   Protection is comprised of products offered to consumers to provide protection against financial hardship after the death of an insured and to protect income and assets from the adverse economic impacts of significant health care costs. See Note (1)(c) for further discussion of our principal product lines within these two segments.

   We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), unallocated corporate income, expenses and income taxes.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   We use the same accounting policies and procedures to measure segment earnings and assets as we use to measure our consolidated net income and assets. Segment earnings are generally income before income taxes and cumulative effect of accounting change. Realized gains (losses), net of taxes, are allocated to the Corporate and Other segment. Segment earnings represent the basis on which the performance of our business is assessed by management. Premiums and fees, other income, benefits and acquisition and operating expenses and policy related amortization are attributed directly to each operating segment. Net investment income and invested assets are allocated based on the assets required to support the underlying liabilities and capital of the products included in each segment.

   The following is a summary of industry segment activity for December 31, 2005, 2004 and 2003:

2005                                                                Retirement
----                                                                Income and             Corporate
(Dollar amounts in millions)                                        Investments Protection and Other Consolidated
----------------------------                                        ----------- ---------- --------- ------------
Net investment income..............................................  $   229.5   $  141.0  $   41.2   $   411.7
Net realized investment losses.....................................         --         --      (4.5)       (4.5)
Premiums...........................................................        0.1      103.4        --       103.5
Other revenues.....................................................       58.6      135.9        --       194.5
                                                                     ---------   --------  --------   ---------
   Total revenues..................................................      288.2      380.3      36.7       705.2
                                                                     ---------   --------  --------   ---------
Interest credited, benefits and other changes in policy reserves...      194.1      265.4        --       459.5
Acquisition and operating expenses, net of deferrals...............       33.3       34.6      22.0        89.9
Amortization of deferred acquisition costs and intangibles.........       20.1       80.9        --       101.0
                                                                     ---------   --------  --------   ---------
   Total benefits and expenses.....................................      247.5      380.9      22.0       650.4
                                                                     ---------   --------  --------   ---------
   Income (loss) before income taxes...............................       40.7       (0.6)     14.7        54.8
   Provision (benefit) for income taxes............................        3.2       20.2       1.9        25.3
                                                                     ---------   --------  --------   ---------
   Net income (loss)...............................................  $    37.5   $  (20.8) $   12.8   $    29.5
                                                                     =========   ========  ========   =========
Total assets.......................................................  $15,507.4   $2,680.0  $  694.6   $18,882.0
                                                                     =========   ========  ========   =========

                                                                    Retirement
                                                                    Income and             Corporate
2004                                                                Investments Protection and Other Consolidated
----                                                                ----------- ---------- --------- ------------
(Dollar amounts in millions)
----------------------------
Net investment income..............................................  $   238.5   $  140.3  $   42.2   $   421.0
Net realized investment gains......................................         --         --       5.7         5.7
Premiums...........................................................        0.4       96.4        --        96.8
Other revenues.....................................................       40.0      136.4        --       176.4
                                                                     ---------   --------  --------   ---------
   Total revenues..................................................      278.9      373.1      47.9       699.9
                                                                     ---------   --------  --------   ---------
Interest credited, benefits and other changes in policy reserves...      202.4      271.6        --       474.0
Acquisition and operating expenses, net of deferrals...............       17.1       31.1      15.0        63.2
Amortization of deferred acquisition costs and intangibles.........       78.6       28.7        --       107.3
                                                                     ---------   --------  --------   ---------
   Total benefits and expenses.....................................      298.1      331.4      15.0       644.5
                                                                     ---------   --------  --------   ---------
   Income (loss) before cumulative effect of change in accounting
     principle.....................................................      (19.2)      41.7      32.9        55.4
   Provision (benefit) for income taxes............................        8.2       14.8    (166.3)     (143.3)
                                                                     ---------   --------  --------   ---------
   Income (loss) before cumulative effect of change in accounting
     principle.....................................................      (27.4)      26.9     199.2       198.7
   Cumulative effect of change in accounting principle, net of tax.        0.7         --        --         0.7
                                                                     ---------   --------  --------   ---------
   Net income (loss)...............................................  $   (26.7)  $   26.9  $  199.2   $   199.4
                                                                     =========   ========  ========   =========
Total assets.......................................................  $16,742.4   $2,748.2  $1,347.3   $20,837.9
                                                                     =========   ========  ========   =========

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

                                                                 Retirement
                                                                 Income and             Corporate
2003                                                             Investments Protection and Other Consolidated
----                                                             ----------- ---------- --------- ------------
(Dollar amounts in millions)
----------------------------
Net investment income (loss)....................................   $402.7      $152.5    $(17.2)     $538.0
Net realized investment gains...................................       --          --       3.9         3.9
Premiums........................................................     (1.7)      105.7        --       104.0
Other revenues..................................................    150.8       143.8       0.3       294.9
                                                                   ------      ------    ------      ------
   Total revenues...............................................    551.8       402.0     (13.0)      940.8
                                                                   ------      ------    ------      ------
Interest credited, benefits and other changes in policy reserves    362.0       294.3        --       656.3
Acquisition and operating expenses, net of deferrals............     46.4        55.3      47.3       149.0
Amortization of deferred acquisition costs and intangibles......     84.9        34.0        --       118.9
                                                                   ------      ------    ------      ------
   Total benefits and expenses..................................    493.3       383.6      47.3       924.2
                                                                   ------      ------    ------      ------
   Income (loss) before income taxes............................     58.5        18.4     (60.3)       16.6
   Provision (benefit) for income taxes.........................     14.7         6.5     (24.3)       (3.1)
                                                                   ------      ------    ------      ------
   Net income (loss)............................................   $ 43.8      $ 11.9    $(36.0)     $ 19.7
                                                                   ======      ======    ======      ======

(15)Quarterly Financial Data (unaudited)

   Our unaudited summarized quarterly financial data for the years ended December 31, were as follows:

                                                   First Quarter Second Quarter Third Quarter  Fourth Quarter
                                                   ------------- -------------  -------------- -------------
(Dollar amounts in millions)                        2005   2004   2005    2004   2005    2004   2005    2004
----------------------------                       ------ ------ ------  ------ ------  ------ ------  ------
Net investment income............................. $107.8 $129.1 $ 98.1  $ 84.4 $101.5  $100.0 $104.3  $107.5
                                                   ====== ====== ======  ====== ======  ====== ======  ======
Total revenues.................................... $184.1 $232.2 $170.9  $119.0 $172.3  $174.5 $177.9  $174.2
                                                   ====== ====== ======  ====== ======  ====== ======  ======
Earnings (loss) before cumulative effect of change
  in accounting principle (1)..................... $ 27.0 $  6.5 $ 15.4  $150.4 $(37.9) $ 19.0 $ 25.0  $ 22.8
                                                   ====== ====== ======  ====== ======  ====== ======  ======
Net income (loss)................................. $ 27.0 $  7.2 $ 15.4  $150.4 $(37.9) $ 19.0 $ 25.0  $ 22.8
                                                   ====== ====== ======  ====== ======  ====== ======  ======

--------
(1)See note 1 (t) of the Consolidated Financial Statements.

   The Consolidated Statements of Cash Flows previously reported in our 2005 quarterly reports on Form 10-Q have been revised to reflect changes in the treatment of net receivable/payable from unsettled investment purchases and sales. These changes previously classified within cash flows from operating activities have been reclassified to cash flows from investing activities, as such balances pertained to investments.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   As a result of the revisions, previously reported cash flows from operating activities and cash flows from investing activities were increased or decreased for the following periods:

                                    Three months ended Six months ended Nine months ended
                                       March 31,           June 30,       September 30,
                                    -----------------  ---------------  ----------------
(Dollar amounts in millions)          2005     2004     2005     2004     2005     2004
----------------------------        -------   ------   ------  -------  --------  ------
Net cash from operating activities:
   As originally reported.......... $  41.6   $ 99.1   $143.8  $  35.8  $   73.9  $281.6
   Impact of revisions.............   274.8     59.0     47.4    112.5      99.7   (16.7)
                                    -------   ------   ------  -------  --------  ------
   Revised......................... $ 316.4   $158.1   $191.2  $ 148.3  $  173.6  $264.9
                                    =======   ======   ======  =======  ========  ======
Net cash from investing activities:
   As originally reported.......... $ 534.4   $169.0   $880.8  $ 308.6  $1,130.1  $231.4
   Impact of revisions.............  (274.8)   (59.0)   (47.4)  (112.5)    (99.7)   16.7
                                    -------   ------   ------  -------  --------  ------
   Revised......................... $ 259.6   $110.0   $833.4  $ 196.1  $1,030.4  $248.1
                                    =======   ======   ======  =======  ========  ======

   The revisions have no impact on the total change in cash and cash equivalents within our Consolidated Statements of Cash Flows or on our Consolidated Statements of Income or Consolidated Balance Sheets.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Genworth Life and Annuity Insurance Company:

   Under the date of March 10, 2006, we reported on the consolidated balance sheets of Genworth Life and Annuity Insurance Company and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules included herein. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedules based on our audits.

   In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

   As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

/s/  KPMG LLP

Richmond, Virginia
March 10, 2006

                                                                     Schedule I

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

      Summary of investments -- other than investments in related parties

                               December 31, 2005

                         (Dollar amounts in millions)

                                                      Amortized
                                                       cost or  Estimated  Carrying
Type of Investment                                      cost    fair value  value
------------------                                    --------- ---------- --------
Fixed maturities:
   Bonds:
       U.S. government, agencies and authorities..... $   70.2   $   70.2  $   70.2
       Government -- non U.S.........................    101.9      111.4     111.4
       Public utilities..............................    353.9      357.2     357.2
       All other corporate bonds.....................  4,400.7    4,421.6   4,421.6
                                                      --------   --------  --------
          Total fixed maturities.....................  4,926.7    4,960.4   4,960.4
Equity securities....................................     15.3       23.3      23.3
Commercial mortgage loans............................  1,042.1      xxxxx   1,042.1
Policy loans.........................................    158.3      xxxxx     158.3
Other invested assets (1)............................    388.6      xxxxx     387.4
                                                      --------   --------  --------
          Total investments.......................... $6,531.0      xxxxx  $6,571.5
                                                      ========   ========  ========

--------
(1)The amount shown in the Consolidated Balance Sheet for other invested assets differs from cost as other invested assets include derivatives which are reported at estimated fair value.


   See Accompanying Report of Independent Registered Public Accounting Firm.

                                                                   Schedule III

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                      Supplemental Insurance Information

                         (Dollar amounts in millions)

                                                  Future Annuity
                                                   And Contract                    Other
                                                    Benefits &                  Policyholder
                                                     Liability                  Liabilities
                                       Deferred   For Policy and                 (Excluding
                                      Acquisition    Contract       Unearned      Unearned   Premium
Segment                                  Costs        Claims        Premiums     Premiums)   Revenue
-------                               ----------- --------------- ------------- ------------ --------
December 31, 2005:
   Retirement Income and Investments.   $245.4       $6,095.0        $   --        $184.0     $  0.1
   Protection........................     75.7        2,188.6          22.2           0.9      103.4
   Corporate and Other...............       --             --            --            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $321.1       $8,283.6        $ 22.2        $184.9     $103.5
                                        ======       ========        ======        ======     ======
December 31, 2004:
   Retirement Income and Investments.   $171.0       $7,474.6        $   --        $210.7     $  0.4
   Protection........................     77.1        2,219.4          24.0           1.2       96.4
   Corporate and Other...............       --             --            --            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $248.1       $9,694.0        $ 24.0        $211.9     $ 96.8
                                        ======       ========        ======        ======     ======
December 31, 2003:
   Retirement Income and Investments.                                                         $ (1.7)
   Protection........................                                                          105.7
   Corporate and Other...............                                                             --
                                                                                              ------
       Total.........................                                                         $104.0
                                                                                              ======

                                                     Interest                   Amortization
                                                    Credited &     Acquisition  of Deferred
                                          Net      Benefits and   and Operating Acquisition
                                      Investment   Other Changes  Expenses, net  Costs and   Premiums
Segment                                 Income    Policy Reserves of deferrals  Intangibles  Written
-------                               ----------- --------------- ------------- ------------ --------
December 31, 2005:
   Retirement Income and Investments.   $229.5       $  194.1        $ 33.3        $ 20.1     $  0.4
   Protection........................    141.0          265.4          34.6          80.9      102.7
   Corporate and Other...............     41.2             --          22.0            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $411.7       $  459.5        $ 89.9        $101.0     $103.1
                                        ======       ========        ======        ======     ======
December 31, 2004:
   Retirement Income and Investments.   $238.5       $  202.4        $ 17.1        $ 78.6     $  0.3
   Protection........................    140.3          271.6          31.1          28.7       97.1
   Corporate and Other...............     42.2             --          15.0            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $421.0       $  474.0        $ 63.2        $107.3     $ 97.4
                                        ======       ========        ======        ======     ======
December 31, 2003:
   Retirement Income and Investments.   $402.7       $  362.0        $ 46.4        $ 84.9     $ (1.7)
   Protection........................    152.5          294.3          55.3          34.0      105.4
   Corporate and Other...............    (17.2)            --          47.3            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $538.0       $  656.3        $149.0        $118.9     $103.7
                                        ======       ========        ======        ======     ======

   See Accompanying Report of Independent Registered Public Accounting Firm.

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a) Financial Statements

   All required financial statements are included in Part B of this Registration Statement.

   (b) Exhibits


(1)(a)      Resolution of Board of Directors of GE Life and Annuity Assurance
            Company authorizing the establishment of GE Life & Annuity Separate
            Account 7. Previously filed on April 20, 2006 with the Initial
            Registration Statement on Form N-4 for Genworth Life & Annuity
            Separate Account 2, Registration No. 333-133425.

(1)(b)      Resolution of the Board of Directors of GE Life and Annuity Assurance
            Company authorizing the change in name of GE Life and Annuity
            Assurance Company to Genworth Life and Annuity Insurance Company.
            Previously filed on April 20, 2006 with the Initial Registration
            Statement on Form N-4 for Genworth Life & Annuity Separate Account 2,
            Registration No. 333-133425.

(2)         Not Applicable.

(3)(a)      Underwriting Agreement between Genworth Life and Annuity Insurance
            Company and Capital Brokerage Corporation. Previously filed on
            September 13, 2002 with Post-Effective Amendment No. 4 to Form N-4 for Genworth Life & Annuity VA Separate Account 1, Registration
            No. 333-47732.

(3)(b)      Dealer Sales Agreement. Previously filed on September 13, 2002 with
            Post-Effective Amendment No. 4 to Form N-4 for Genworth Life &
            Annuity VA Separate Account 1, Registration No. 333-47732.

(4)(a)(i)   Form of contract. Previously filed on May 25, 2006 with the Initial
            Registration Statement on Form N-4 for Genworth Life & Annuity VA
            Separate Account 2, Registration No. 333-134457.

(4)(a)(ii)  Genworth Life and Annuity Insurance Company Guarantee Account
            Endorsement. Previously filed on May 25, 2006 with the Initial
            Registration Statement on Form N-4 for Genworth Life & Annuity VA
            Separate Account 2, Registration No. 333-134457.

(4)(a)(iii) Surrender Charge Endorsement. Previously filed on May 25, 2006 with the Initial Registration Statement on Form N-4 for Genworth Life &
            Annuity VA Separate Account 2, Registration No. 333-134457.

(4)(a)(iv)  Waiver of Surrender Charge Endorsement. Previously filed on May 25,
            2006 with the Initial Registration Statement on Form N-4 for Genworth
            Life & Annuity VA Separate Account 2, Registration No. 333-134457.

(4)(a)(v) Optional Death Proceeds Endorsement. Previously filed on May 25, 2006 with the Initial Registration Statement on Form N-4 for Genworth Life
            & Annuity VA Separate Account 2, Registration No. 333-134457.

(4)(b)(i)   Payment Protection with Commutation Immediate and Deferred Variable
            Annuity Rider. Previously filed on May 25, 2006 with the Initial
            Registration Statement on Form N-4 for Genworth Life & Annuity VA
            Separate Account 2, Registration No. 333-134457.

(4)(b)(ii)  Guaranteed Minimum Withdrawal Benefit Rider. Previously filed on May
            25, 2006 with the Initial Registration Statement on Form N-4 for
            Genworth Life & Annuity VA Separate Account 2, Registration
            No. 333-134457.

(4)(b)(iii)   Guaranteed Minimum Withdrawal Benefit for Life Rider. Previously
              filed on May 25, 2006 with the Initial Registration Statement on Form
              N-4 for Genworth Life & Annuity VA Separate Account 2, Registration
              No. 333-134457.

(4)(b)(iv)(a) Guaranteed Income Rider P5283 11/04. Previously filed on May 25, 2006 with the Initial Registration Statement on Form N-4 for Genworth Life
              & Annuity VA Separate Account 2, Registration No. 333-134457.

(4)(b)(iv)(b) Guaranteed Income Rider P5283U 11/04. Previously filed on May 25,
              2006 with the Initial Registration Statement on Form N-4 for Genworth
              Life & Annuity VA Separate Account 2, Registration No. 333-134457.

(4)(c)(i)     Annual Step-Up Benefit Rider P5222 1/06. Previously filed on May 25,
              2006 with the Initial Registration Statement on Form N-4 for Genworth
              Life & Annuity VA Separate Account 2, Registration No. 333-134457.

(4)(c)(ii)    Rollup Death Benefit Rider P5223 1/03. Previously filed on May 25,
              2006 with the Initial Registration Statement on Form N-4 for Genworth
              Life & Annuity VA Separate Account 2, Registration No. 333-134457.

(4)(c)(iii) Earnings Protector Death Benefit Rider P5239 1/03. Previously filed on May 25, 2006 with the Initial Registration Statement on Form N-4 for Genworth Life & Annuity VA Separate Account 2, Registration
              No. 333-134457.

(4)(c)(iv)    Greater of Annual Step-Up and Rollup Death Benefit Rider P5224 1/03.
              Previously filed on May 25, 2006 with the Initial Registration
              Statement on Form N-4 for Genworth Life & Annuity VA Separate Account
              2, Registration No. 333-134457.

(5)           Form of Application. Filed herewith.

(6)(a)        Amended and Restated Articles of Incorporation of Genworth Life and
              Annuity Insurance Company. Previously filed on January 3, 2006 with
              Post-Effective Amendment No. 24 to Form N-4 for Genworth Life &
              Annuity VA Separate Account 1, Registration No. 333-31172.

(6)(b)        By-Laws of Genworth Life and Annuity Insurance Company. Previously
              filed on January 3, 2006 with Post-Effective Amendment No. 24 to Form
              N-4 for Genworth Life & Annuity VA Separate Account 1, Registration
              No. 333-31172.

(7)           Not Applicable.

(8)(a)        Participation Agreement among Variable Insurance Products Fund,
              Fidelity Distributors Corporation, and The Life Insurance Company of
              Virginia. Previously filed on May 1, 1998 with Post-Effective
              Amendment No. 9 to Form N-4 for GE Life & Annuity Separate Account 4,
              Registration No. 033-76334.

(8)(a)(ii)    Amendment to Participation Agreement among Variable Insurance
              Products Fund II, Fidelity Distributors Corporation, and The Life
              Insurance Company of Virginia. Previously filed on May 1, 1998 with
              Post-Effective Amendment No. 9 to Form N-4 for GE Life & Annuity
              Separate Account 4, Registration No. 033-76334.

(8)(a)(iii)   Amendment to Participation Agreement among Variable Insurance
              Products Fund, Fidelity Distributors Corporation, and The Life
              Insurance Company of Virginia. Previously filed on May 1, 1998 with
              Post-Effective Amendment No. 9 to Form N-4 for GE Life & Annuity
              Separate Account 4, Registration No. 033-76334.

(8)(a)(iv)    Amendment to Participation Agreement Variable Insurance Products
              Fund, Fidelity Distributors Corporation and GE Life and Annuity
              Assurance Company. Previously filed on June 2, 2000 with
              Pre-Effective Amendment No. 1 to Form N-4 for GE Life & Annuity
              Separate Account 4, Registration No. 333-31172.

(8)(b)    Agreement between Oppenheimer Variable Account Funds, Oppenheimer
          Management Corporation, and GE Life and Annuity Assurance Company.
          Previously filed with Post-Effective Amendment No. 9 to Form N-4 for
          GE Life & Annuity Separate Account 4, Registration No. 033-76334.

(8)(b)(i) Amendment to Agreement between Oppenheimer Variable Account Funds,
          Oppenheimer Management Corporation, and GE Life and Annuity Assurance
          Company. Previously filed with Post-Effective Amendment No. 9 to Form
          N-4 for GE Life & Annuity Separate Account 4, Registration No.
          033-76334.

(8)(c)    Participation Agreement among Variable Insurance Products Fund II,
          Fidelity Distributors Corporation and The Life Insurance Company of
          Virginia. Previously filed on May 1, 1998 with Post-Effective
          Amendment No. 9 to Form N-4 for GE Life & Annuity Separate Account 4,
          Registration No. 033-76334.

(8)(c)(i) Amendment to Variable Insurance Products Fund II, Fidelity
          Distributors Corporation and GE Life And Annuity Assurance Company.
          Previously filed on June 2, 2000 with Pre-Effective Amendment No. 1 to Form N-4 for GE Life & Annuity Separate Account 4, Registration
          No. 333-31172.

(8)(d) Participation Agreement between Janus Capital Corporation and GE Life and Annuity Assurance Company. Previously filed with Post-Effective
          Amendment No. 21 to Form N-4 for GE Life & Annuity Separate Account
          4, Registration No. 333-31172.

(8)(e)    Participation Agreement between Insurance Management Series,
          Federated Securities Corporation, and The Life Insurance Company of
          Virginia. Previously filed on May 1, 1998 with Post-Effective
          Amendment No. 9 to Form N-4 for GE Life & Annuity Separate Account 4,
          Registration No. 033-76334.

(8)(e)(i) Amendment to Participation Agreement between Federated Securities
          Corporation and GE Life and Annuity Assurance Company. Previously filed on June 2, 2000 with Pre-Effective Amendment No. 1 to Form N-4 for GE Life & Annuity Separate Account 4, Registration No. 333-31172.

(8)(f) Participation Agreement between Variable Insurance Products Fund III and The Life Insurance Company of Virginia. Previously filed on
          September 28, 1995 with Post-Effective Amendment No. 3 to Form N-4 for GE Life & Annuity Separate Account 4, Registration No. 033-76334.

(8)(f)(i) Amendment to Variable Insurance Products Fund III, Fidelity
          Distributors Corporation and GE Life and Annuity Assurance Company.
          Previously filed on June 2, 2000 with Pre-Effective Amendment No. 1 to Form N-4 for GE Life & Annuity Separate Account 4, Registration
          No. 333-31172.

(8)(g)    Participation Agreement between Salomon Brothers Variable Series
          Funds and GE Life and Annuity Assurance Company. Previously filed with Post-Effective Amendment No. 21 to Form N-4 for GE Life &
          Annuity Separate Account 4, Registration No. 333-31172.

(8)(h)    Form of Participation Agreement between GE Investments Funds, Inc.
          and Genworth Life and Annuity Insurance Company. Previously filed with Post-Effective Amendment No. 22 to Form N-4 for Genworth Life &
          Annuity VA Separate Account 1, Registration No. 333-47732.

(8)(i)    Participation Agreement between AIM Variable Insurance Series and GE
          Life and Annuity Assurance Company. Previously filed with
          Post-Effective Amendment No. 21 to Form N-4 for GE Life & Annuity
          Separate Account 4, Registration No. 333-31172.

(8)(j)    Participation Agreement between Alliance Variable Products Series
          Fund, Inc. and GE Life and Annuity Assurance Company. Previously filed with Post-Effective Amendment No. 21 to Form N-4 for GE Life &
          Annuity Separate Account 4, Registration No. 333-31172.

(8)(k)    Participation Agreement between MFS Variable Insurance Trust and GE
          Life and Annuity Assurance Company. Previously filed with
          Post-Effective Amendment No. 21 to Form N-4 for GE Life & Annuity
          Separate Account 4, Registration No. 333-31172.

(8)(l) Participation Agreement between PIMCO Variable Insurance Trust and GE
       Life and Annuity Assurance Company. Previously filed with
       Post-Effective Amendment No. 21 to Form N-4 for GE Life & Annuity
       Separate Account 4, Registration No. 333-31172.

(8)(m) Reserved.

(8)(n) Participation Agreement between The Prudential Series Fund, Inc. and
       GE Life and Annuity Assurance Company. Previously filed with
       Pre-Effective Amendment No. 21 to Form N-4 for GE Life & Annuity
       Separate Account 4, Registration No. 333-31172.

(8)(o) Participation Agreement between Van Kampen Life Investment Trust and
       GE Life and Annuity Assurance Company. Previously filed on September
       4, 2002 with Post-Effective Amendment No. 3 to Form N-4 for GE Life &
       Annuity Separate Account 4, Registration No. 333-47732.

(8)(p) Participation Agreement between Greenwich Series Trust and GE Life and Annuity Assurance Company. Previously filed on June 24, 2003 with
       Post-Effective Amendment No. 9 to Form N-4 for GE Life & Annuity
       Separate Account 4 to Form N-4, Registration No. 333-31172.

(8)(q) Participation Agreement between Nations Separate Account Trust and GE
       Life and Annuity Assurance Company. Previously filed on April 30,
       2004 with Post Effective Amendment No. 12 to Form N-4 for GE Life &
       Annuity Separate Account 4, Registration No. 333-47732.

(8)(r) Participation Agreement between FAM Variable Series Funds, Inc.
       (formerly, Merrill Lynch Variable Series Funds, Inc.) and GE Life and
       Annuity Assurance Company. Previously filed with Post-Effective
       Amendment No. 21 to Form N-4 for GE Life & Annuity Separate Account
       4, Registration No. 333-31172.

(8)(s) Fund Participation Agreement between Evergreen Variable Annuity Trust and GE Life and Annuity Assurance Company. Previously filed on
       November 1, 2004 with Post-Effective Amendment No. 14 to Form N-4 for
       GE Life & Annuity Separate Account 4, Registration No. 333-47732.

(8)(t) Amended and Restated Fund Participation Agreement between Franklin
       Templeton Variable Insurance Products Trust, Franklin/Templeton
       Distributors, Inc., Genworth Life and Annuity Insurance Company and
       Capital Brokerage Corporation. Previously filed with Post-Effective
       Amendment No. 22 to Form N-4 for Genworth Life & Annuity VA Separate
       Account 1, Registration No. 333-47732.

(9)    Opinion of Counsel. Previously filed on May 25, 2006 with the Initial
       Registration Statement on Form N-4 for Genworth Life & Annuity VA
       Separate Account 2, Registration No. 333-134457.

(10) Consent of Independent Registered Public Accounting Firm. Previously filed on May 25, 2006 with the Initial Registration Statement on Form
       N-4 for Genworth Life & Annuity VA Separate Account 2, Registration
       No. 333-134457.

(11)   Not Applicable.

(12)   Not Applicable.

(13)   Power of Attorney. Filed herewith.


Item 25.  Directors and Officers of the Depositor

Paul A. Haley     Director, Senior Vice President and Chief Actuary

Robert T. Methven Director and Senior Vice President

Daniel C. Munson  Director and Senior Vice President

Leon E. Roday(3)  Director and Senior Vice President

Pamela S. Schutz  Chairperson of the Board, President and Chief Executive
                  Officer

Geoffrey S. Stiff Director and Senior Vice President


Thomas M. Stinson(2)      Director and Senior Vice President

Brian W. Haynes           Director and Senior Vice President

John G. Apostle II        Senior Vice President and Chief Compliance Officer

Thomas E. Duffy           Senior Vice President, General Counsel and Secretary

J. Kevin Helmintoller     Senior Vice President and Chief Financial Officer

William R. Wright, Jr.(4) Senior Vice President and Chief Investment Officer

Shannon M. Fischer        Senior Vice President

James H. Reinhart         Senior Vice President

Heather C. Harker         Vice President and Associate General Counsel

John A. Zelinske          Vice President and Controller

Gary T. Prizzia(1)        Treasurer

The principal business address for those listed above is Genworth Life and Annuity Insurance Company, 6610 W. Broad Street, Richmond, VA 23230 unless otherwise noted.

(1) The principal business address is Genworth Financial, Inc., 6604 W. Broad Street, Richmond, Virginia 23230.

(2) The principal business address is Genworth Financial, Inc., 6630 W. Broad Street, Richmond, Virginia 23230.

(3) The principal business address is Genworth Financial, Inc., 6620 W. Broad Street, Richmond, Virginia 23230.

(4) The principal business address is Genworth Financial, Inc., 3001 Summer Street, Stamford, Connecticut 06905.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant
                                  [FLOW CHART]



Item 27.  Number of Contract Owners

   Not applicable.

Item 28.  Indemnification

   Sections 13.1-876 and 13.1-881 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and
(b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Genworth Life and Annuity Insurance Company's Articles of Incorporation provide that Genworth Life and Annuity Insurance Company shall, and may through insurance coverage, indemnify any directors or officers who are a party to any proceeding by reason of the fact that he or she was or is a director or officer of Genworth Life and Annuity Insurance Company against any liability incurred by him or her in connection with such proceeding, unless he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Such indemnification covers all judgments, settlements, penalties, fines and reasonable expenses incurred with respect to such proceeding. If the person involved is not a director or officer of Genworth Life and Annuity Insurance Company, the board of directors may cause Genworth Life and Annuity Insurance Company to indemnify, or contract to indemnify, to the same extent allowed for its directors and officers, such person who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of Genworth Life and Annuity Insurance Company, or is or was serving at the request of Genworth Life and Annuity Insurance Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

                                    *  *  *

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

   (a) Capital Brokerage Corporation is the principal underwriter of the contracts as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable annuity and variable life insurance policies issued through Genworth Life & Annuity VL Separate Account 1, Genworth Life & Annuity VA Separate Account 1 and Genworth Life and Annuity Insurance Company.

   (b)

       Name                  Address            Positions and Offices with Underwriter
       ----                  -------            --------------------------------------
James J. Buddle..... 6620 W. Broad St.        Director
                     Richmond, VA 23230
Robert T. Methven... 6610 W. Broad St.        Director, President and Chief Executive
                     Richmond, VA 23230       Officer
Geoffrey S. Stiff... 6610 W. Broad St.        Director and Senior Vice President
                     Richmond, VA 23230
Richard P. McKenney. 6620 W. Broad            Senior Vice President
                     St. Richmond, VA 23230
Edward J. Wiles, Jr. 3001 Summer St.,         Senior Vice President and Chief Compliance
                     2nd Floor                Officer
                     Stamford, CT 06905
Ward E. Bobitz...... 6620 W. Broad Street     Vice President and Assistant Secretary
                     Richmond, VA 23230
Brenda A. Daglish... 6604 West Broad St.      Vice President and Assistant Treasurer
                     Richmond, VA 23230
William E. Daner,    6610 W. Broad St.        Vice President, Counsel and Secretary
  Jr................ Richmond, VA 23230
J. Kevin             6610 W. Broad Street     Chief Financial Officer
  Helmintoller...... Richmond, Virginia 23230

       Name                 Address         Positions and Offices with Underwriter
       ----                 -------         --------------------------------------
James H. Reinhart... 6610 W. Broad St.     Vice President
                     Richmond, VA 23230
John A. Zelinske.... 6610 W. Broad St.     Vice President and Controller
                     Richmond, VA 23230
James J. Kuncl...... 200 N. Martingale Rd. Vice President
                     Schaumburg, IL 60173
Scott R. Lindquist.. 6620 W. Broad St.     Vice President
                     Richmond, VA 23230
Gary T. Prizzia..... 6620 W. Broad Street  Treasurer
                     Richmond, VA 23230
Russell L. Rubino... 6620 W. Broad St.     Vice President
                     Richmond, VA 23230
Bonnie C. Turner.... 6610 W. Broad St.     Vice President and Financial & Operations
                     Richmond, VA 23230    Principal

                                    (2)
             (1)              Net Underwriting      (3)           (4)
           Name of             Discounts and   Compensation    Brokerage      (5)
    Principal Underwriter       Commissions    on Redemption  Commissions Compensation
----------------------------- ---------------- -------------- ----------- -------------
Capital Brokerage Corporation  Not Applicable  Not Applicable    10.0%    $62.0 million

Item 30.  Location of Accounts and Records

   All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Genworth Life and Annuity Insurance Company at 6610 West Broad Street, Richmond, Virginia 23230.

Item 31.  Management Services

   Not Applicable.

Item 32.  Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Genworth Life and Annuity Insurance Company at the address or phone number listed in the Prospectus.

  STATEMENT PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940.

   Genworth Life and Annuity Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Genworth Life and Annuity Insurance Company.

  STATEMENT PURSUANT TO RULE 6C-7 OF THE INVESTMENT COMPANY ACT OF 1940

   Genworth Life and Annuity Insurance Company offers and will offer contracts to participants in the Texas Optional Retirement Program. In connection therewith, Genworth Life and Annuity Insurance Company and the Genworth Life & Annuity VA Separate Account 2 rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been or will be complied with.

  SECTION 403(B) OF THE INTERNAL REVENUE REPRESENTATIONS

   Genworth Life and Annuity Insurance Company represents that in connection with its offering of contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES


   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the County of Henrico, and Commonwealth of Virginia, on the 26th day of July, 2006.


                                    GENWORTH LIFE & ANNUITY VA SEPARATE
                                      ACCOUNT 2
                                    (Registrant)

                                    By:         /s/  GEOFFREY S. STIFF
                                        -----------------------------------
                                                   Geoffrey S. Stiff
                                                 Senior Vice President

                                    GENWORTH LIFE AND ANNUITY INSURANCE COMPANY
                                    (Depositor)

                                    By:         /s/  GEOFFREY S. STIFF
                                        -----------------------------------
                                                   Geoffrey S. Stiff
                                                 Senior Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Name                      Title                  Date
               ----                      -----                  ----
      /s/  PAMELA S. SCHUTZ  Chairperson of the Board,      July 26, 2006
      ----------------------   President and Chief
         Pamela S. Schutz      Executive Officer

      ---------------------- Director, Senior Vice          July 26, 2006
          Paul A. Haley        President and Chief Actuary

       /s/  BRIAN W. HAYNES  Director and Senior Vice       July 26, 2006
      ----------------------   President
         Brian W. Haynes

      ---------------------- Director and Senior Vice       July 26, 2006
        Robert T. Methven      President

      /s/  DANIEL C. MUNSON  Director and Senior Vice       July 26, 2006
      ----------------------   President
         Daniel C. Munson

        /s/  LEON E. RODAY   Director and Senior Vice       July 26, 2006
      ----------------------   President
          Leon E. Roday

      /s/  GEOFFREY S. STIFF Director and Senior Vice       July 26, 2006
      ----------------------   President
        Geoffrey S. Stiff

      ---------------------- Director and Senior Vice       July 26, 2006
        Thomas M. Stinson      President

       /s/  THOMAS E. DUFFY  Senior Vice President,         July 26, 2006
      ----------------------   General Counsel and
         Thomas E. Duffy       Secretary

               Name                        Title                  Date
               ----                        -----                  ----
    /s/  J. KEVIN HELMINTOLLER Senior Vice President and      July 26, 2006
    --------------------------   Chief Financial Officer
      J. Kevin Helmintoller

      /s/  JOHN A. ZELINSKE    Vice President and Controller  July 26, 2006
    --------------------------
         John A. Zelinske